Form 10-K, Exhibit 13
period 1993-12-31
ABBOTT LABORATORIES
filed 1994-03-03
CIK 1800

                                                                      Exhibit 13

The portions of the Abbott Laboratories Annual Report for the year ended December 31, 1993 captioned Financial Review, Consolidated Balance Sheet, Consolidated Statement of Earnings, Consolidated Statement of Cash Flows, Consolidated Statement of Shareholders' Investment, Notes to Consolidated Financial Statements, Report of Independent Public Accountants, and the applicable portions of the section captioned Summary of Financial Data for the years 1989 through 1993.

                      Abbott Laboratories and Subsidiaries

                           CONSOLIDATED BALANCE SHEET

                             (Dollars in Thousands)

                                     ASSETS


                                                                December 31
                                                  ----------------------------------------
                                                     1993           1992           1991
                                                  ----------     ----------     ----------
Current Assets:
  Cash and cash equivalents....................   $  300,676     $  116,576     $   60,395
  Investment securities, at cost...............       78,149        141,601         85,838
  Trade receivables, less allowances of -
  1993: $116,925; 1992: $106,857; 1991: $82,244    1,336,222      1,244,396      1,150,894
  Inventories -
    Finished products..........................      476,548        421,932        406,026
    Work in process............................      216,493        190,163        186,591
    Materials..................................      247,492        251,713        222,768
                                                  ----------     ----------     ----------
      Total inventories........................      940,533        863,808        815,385
                                                  ----------     ----------     ----------
  Prepaid income taxes.........................      458,026        477,387        425,442
  Other prepaid expenses and receivables.......      471,929        387,970        353,114
                                                  ----------     ----------     ----------
      Total Current Assets.....................    3,585,535      3,231,738      2,891,068
                                                  ----------     ----------     ----------
Investment Securities Maturing After One Year,
  at Cost......................................      221,815        270,639        340,184
                                                  ----------     ----------     ----------
Property And Equipment, at cost:
  Land.........................................      137,636        120,617         64,984
  Buildings....................................    1,261,620      1,064,974        950,810
  Equipment....................................    4,169,279      3,735,259      3,304,062
  Construction in progress.....................      652,611        576,291        465,367
                                                  ----------     ----------     ----------
                                                   6,221,146      5,497,141      4,785,223
  Less: accumulated depreciation
    and amortization...........................    2,710,155      2,397,903      2,123,140
                                                  ----------     ----------     ----------
      Net Property and Equipment...............    3,510,991      3,099,238      2,662,083

Deferred Charges and Other Assets..............      370,228        339,621        361,931
                                                  ----------     ----------     ----------
                                                  $7,688,569     $6,941,236     $6,255,266
                                                  ==========     ==========     ==========

The accompanying notes to consolidated financial statements are an integral part of this statement.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                           CONSOLIDATED BALANCE SHEET

                             (Dollars in Thousands)

                    LIABILITIES AND SHAREHOLDERS' INVESTMENT


                                                                December 31
                                                  ----------------------------------------
                                                     1993           1992           1991
                                                  ----------     ----------     ----------
Current Liabilities:
  Short-term borrowings.......................... $  841,514     $  909,116     $  523,526
  Trade accounts payable.........................    638,509        597,226        522,397
  Salaries, wages and commissions................    215,432        196,259        212,394
  Other accrued liabilities......................    933,049        905,877        649,744
  Dividends payable..............................    139,600        125,300        106,297
  Income taxes payable...........................    324,749         41,583        194,255
  Current portion of long-term debt..............      2,080          7,147         20,724
                                                  ----------     ----------     ----------
    Total Current Liabilities....................  3,094,933      2,782,508      2,229,337
                                                  ----------     ----------     ----------
Long-Term Debt...................................    306,840        110,018        125,118
                                                  ----------     ----------     ----------
Other Liabilities and Deferrals:
  Deferred income taxes..........................     51,383        321,301        347,245
  Other..........................................    560,484        379,768        350,579
                                                  ----------     ----------     ----------
    Total Other Liabilities and Deferrals........    611,867        701,069        697,824
                                                  ----------     ----------     ----------

Shareholders' Investment:
  Preferred shares, one dollar par value
  Authorized - 1,000,000 shares, none issued.....          -              -              -
  Common shares, without par value
  Authorized - 1,200,000,000 shares
  Issued at stated capital amount -
  1993: 830,941,614 shares; 1992: 846,017,815
  shares; 1991: 860,765,782 shares...............    469,828        442,390        361,008

Earnings employed in the business................  3,364,952      2,990,689      2,867,857
Cumulative translation adjustments...............   (100,716)       (23,131)        37,621
                                                  ----------     ----------     ----------
                                                   3,734,064      3,409,948      3,266,486
Less:
Common shares held in treasury, at cost -
  1993: 9,811,930 shares; 1992: 9,965,386 shares;
  1991: 10,236,556 shares........................     51,783         52,593         54,024
  Unearned compensation - restricted stock awards      7,352          9,714          9,475
                                                  ----------     ----------     ----------
    Total Shareholders' Investment...............  3,674,929      3,347,641      3,202,987
                                                  ----------     ----------     ----------
                                                  $7,688,569     $6,941,236     $6,255,266
                                                  ==========     ==========     ==========

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                       CONSOLIDATED STATEMENT OF EARNINGS

                  (Dollars in Thousands Except Per Share Data)


                                                           Year Ended December 31
                                                  ----------------------------------------
                                                     1993           1992           1991
                                                  ----------     ----------     ----------
Net Sales........................................  $8,407,843     $7,851,912     $6,876,588
                                                   ----------     ----------     ----------
  Cost of products sold..........................   3,684,727      3,505,273      3,139,972
  Research and development.......................     880,974        772,407        666,336
  Selling, general and administrative............   1,988,176      1,833,220      1,513,250
  Provision for product withdrawal...............     (70,000)       215,000              -
                                                   ----------     ----------     ----------
    Total Operating Cost and Expenses............   6,483,877      6,325,900      5,319,558
                                                   ----------     ----------     ----------
Operating Earnings...............................   1,923,966      1,526,012      1,557,030
Interest expense.................................      54,283         52,961         63,831
Interest and dividend income.....................     (37,821)       (42,250)       (45,117)
Other (income) expense, net......................     (35,726)        48,534         (5,906)
Gain on sale of investment.......................           -       (271,986)             -
                                                   ----------     ----------     ----------
Earnings Before Taxes............................   1,943,230      1,738,753      1,544,222

Taxes on earnings................................     544,104        499,696        455,545
                                                   ----------     ----------     ----------
Earnings Before Extraordinary Gain and
  Accounting Change..............................   1,399,126      1,239,057      1,088,677
Extraordinary Gain, Net of Tax of $74,068........           -              -        128,182
Cumulative Effect of Accounting Change,
  Net of Tax of $78,151..........................           -              -       (128,114)
                                                   ----------     ----------     ----------
Net Earnings.....................................  $1,399,126     $1,239,057     $1,088,745
                                                   ==========     ==========     ==========

Earnings Per Common Share Before
  Extraordinary Gain and Accounting Change.......       $1.69          $1.47          $1.27
Extraordinary Gain, Net of Tax...................           -              -            .15
Cumulative Effect of Accounting Change,
  Net of Tax.....................................           -              -           (.15)
                                                        -----          -----          -----
Earnings Per Common Share........................       $1.69          $1.47          $1.27
                                                        =====          =====          =====

Average Number of Common Shares Outstanding...... 828,988,000    844,122,000    854,062,000
                                                 ============    ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of this statement.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                             (Dollars in Thousands)


                                                           Year Ended December 31
                                                  ----------------------------------------
                                                     1993           1992           1991
                                                  ----------     ----------     ----------
Cash Flow From (Used In) Operating Activities:
  Net earnings................................... $1,399,126     $1,239,057     $1,088,745
  Adjustments to reconcile net earnings to
  net cash from operating activities -
  Depreciation and amortization..................    484,081        427,782        379,017
  Exchange (gains) losses, net...................     41,795         24,925          7,830
  Investing and financing (gains) losses, net....     (6,038)        36,511         35,370
  Trade receivables..............................   (192,451)      (181,085)      (139,768)
  Inventories....................................    (91,490)      (109,087)       (44,818)
  Prepaid expenses and other assets..............    (93,759)      (114,009)      (221,698)
  Trade accounts payable and other liabilities...    375,645        121,741        344,516
  Provision for product withdrawal...............    (70,000)       215,000              -
  Gain on sale of investment.....................          -       (271,986)             -
  Extraordinary gain.............................          -              -       (202,250)
  Accounting change..............................          -              -        206,265
                                                  ----------     ----------     ----------
    Net Cash From Operating Activities...........  1,846,909      1,388,849      1,453,209
                                                  ----------     ----------     ----------

Cash Flow From (Used In) Investing Activities:
  Acquisitions of property, equipment
    and businesses...............................   (952,732)    (1,007,247)      (770,611)
  Purchases of investment securities.............   (335,915)      (178,727)      (284,092)
  Proceeds from sales of investment securities...    447,983        496,120        398,682
  Other..........................................     46,826         22,277         13,915
                                                  ----------     ----------     ----------
    Net Cash Used in Investing Activities........   (793,838)      (667,577)      (642,106)
                                                  ----------     ----------     ----------

Cash Flow From (Used In) Financing Activities:
  Proceeds from borrowings with original
    maturities of more than 3 months.............    289,429        196,487        344,162
  Repayments of borrowings with original
    maturities of more than 3 months.............   (197,090)      (213,833)      (241,735)
  Proceeds from (repayments of) other borrowings.     30,124        381,848       (211,991)
  Purchases of common shares.....................   (465,822)      (607,598)      (317,811)
  Proceeds from stock options exercised..........     27,536         74,027         57,898
  Dividends paid.................................   (548,044)      (488,413)      (410,345)
                                                  ----------     ----------     ----------
    Net Cash Used in Financing Activities........   (863,867)      (657,482)      (779,822)
                                                  ----------     ----------     ----------

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

                             (Dollars in Thousands)


                                                           Year Ended December 31
                                                  ----------------------------------------
                                                     1993           1992           1991
                                                  ----------     ----------     ----------
Effect of exchange rate changes on cash and
  cash equivalents...............................     (5,104)        (7,609)        (4,920)
                                                  ----------     ----------     ----------
Net Increase in Cash and Cash Equivalents........    184,100         56,181         26,361

Cash and Cash Equivalents, Beginning of Year.....    116,576         60,395         34,034
                                                  ----------     ----------     ----------
Cash and Cash Equivalents, End of Year........... $  300,676     $  116,576     $   60,395
                                                  ==========     ==========     ==========

Supplemental Cash Flow Information:
  Income taxes paid.............................. $  332,834     $  702,897     $  651,442
  Interest paid..................................     52,477         58,709         59,915



The accompanying notes to consolidated financial statements are an integral part of this statement.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

               CONSOLIDATED STATEMENT OF SHAREHOLDER'S INVESTMENT

                  (Dollars in Thousands Except Per Share Data)


                                                           Year Ended December 31
                                                  ----------------------------------------
                                                     1993           1992           1991
                                                  ----------     ----------     ----------
Common Shares:
  Issued at Beginning of Year
    Shares: 1993: 846,017,815;
    1992: 860,765,782; 1991: 868,573,972......... $  442,390     $  361,008     $  297,522
  Issued under incentive stock programs
    Shares: 1993: 2,602,920; 1992: 5,865,601;
    1991: 4,856,024..............................     29,619         61,683         49,423
  Tax benefit from sale of option shares and
    vesting of restricted stock awards
    (no share effect)............................      8,300         29,800         19,000
  Retired - Shares: 1993: 17,679,121;
    1992: 20,613,568; 1991: 12,664,214...........    (10,481)       (10,101)        (4,937)
  Issued at End of Year                           ----------     ----------     ----------
    Shares: 1993: 830,941,614;
    1992: 846,017,815; 1991: 860,765,782......... $  469,828     $  442,390     $  361,008
                                                  ==========     ==========     ==========

Earnings Employed in the Business:
  Balance at Beginning of Year................... $2,990,689     $2,867,857     $2,528,033
  Net earnings...................................  1,399,126      1,239,057      1,088,745
  Cash dividends declared on common shares
    (per share-1993: $.68; 1992: $.60;
    1991: $.50)..................................   (562,344)      (507,416)      (426,622)
  Cost of common shares and share rights
    retired in excess of stated capital amount...   (465,724)      (614,953)      (323,399)
  Cost of treasury shares issued below market
    value of restricted stock awards.............      3,205          6,144          1,100
                                                  ----------     ----------     ----------
  Balance at End of Year......................... $3,364,952     $2,990,689     $2,867,857
                                                  ==========     ==========     ==========

Cumulative Translation Adjustments:
  Balance at Beginning of Year................... $  (23,131)    $   37,621     $   74,328
  Translation adjustments........................    (77,695)       (62,380)       (36,750)
  Allocated income taxes.........................        110          1,628             43
                                                  ----------     ----------     ----------
  Balance at End of Year......................... $ (100,716)    $  (23,131)    $   37,621
                                                  ==========     ==========     ==========

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

         CONSOLIDATED STATEMENT OF SHAREHOLDER'S INVESTMENT (CONTINUED)

                  (Dollars in Thousands Except Per Share Data)


                                                           Year Ended December 31
                                                  ----------------------------------------
                                                     1993           1992           1991
                                                  ----------     ----------     ----------
Common Shares Held in Treasury:
  Balance at Beginning of Year
    Shares: 1993: 9,965,386; 1992: 10,236,556;
    1991: 10,292,868............................. $   52,593     $   54,024     $   54,321
  Issued under incentive stock programs
    Shares: 1993: 153,456; 1992: 271,170;
    1991: 56,312.................................       (810)        (1,431)          (297)
  Balance at End of Year                          ----------     ----------     ----------
    Shares: 1993: 9,811,930; 1992: 9,965,386;
    1991: 10,236,556............................. $   51,783     $   52,593     $   54,024
                                                  ==========     ==========     ==========

Unearned Compensation - Restricted Stock Awards:
  Balance at Beginning of Year................... $    9,714     $    9,475     $   11,945
  Issued at market value - Shares: 1993: 144,000;
    1992: 254,000; 1991: 46,000..................      3,771          7,079          1,134
  Lapses - Shares: 1993: 42,800; 1992: 38,000;
    1991: 18,000.................................       (887)          (637)          (301)
  Amortization...................................     (5,246)        (6,203)        (3,303)
                                                  ----------     ----------     ----------
  Balance at End of Year......................... $    7,352     $    9,714     $    9,475
                                                  ==========     ==========     ==========

The accompanying notes to consolidated financial statements are an integral part of this statement.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1993


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation
- ----------------------
The consolidated financial statements include the accounts of the parent company and subsidiaries, after elimination of intercompany transactions. The accounts of foreign subsidiaries are consolidated as of November 30.

Cash and Cash Equivalents
- -------------------------
Cash equivalents consist of time deposits and certificates of deposit with original maturities of three months or less. The carrying amount of cash and cash equivalents approximated fair value as of December 31, 1993 and 1992.

Inventories
- -----------
Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs.

Property and Equipment
- ----------------------
Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets.

Product Liability
- -----------------
Provisions are made for the portions of probable losses which are not covered by product liability insurance.

Financial Instruments
- ---------------------
The Company enters into foreign exchange contracts and foreign currency option contracts to manage its exposure to foreign currency rate changes. At December 31, 1993, 1992, and 1991, the Company held approximately $536 million,
$673 million, and $1.5 billion, respectively, of such instruments. The instruments held at December 31, 1993, primarily in European and Japanese currencies, mature through 1995. Realized and unrealized gains and losses on contracts that qualify as hedges of anticipated purchases are recognized in the same period that the foreign currency exposure is recognized. At December 31, 1993, 1992, and 1991, approximately $2.0 million, $1.0 million, and $7.4 million, respectively, of net losses had been deferred. Gains and losses on contracts that do not qualify for hedge accounting are recognized in income as foreign currency exchange rates change.

The Company also enters into a variety of interest rate hedge contracts in the management of interest rate exposures. At December 31, 1993 and 1991, the Company held $200 million of such instruments, which mature through 1995; and at December 31, 1992, held $300 million of such instruments. Gains or losses are recognized in income in the same period that the interest rate exposure is recognized.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                December 31, 1993


The net asset (liability) recorded at December 31, 1993 and 1992 for foreign exchange, foreign currency option and interest rate contracts was $9.8 million and $(9.3) million, respectively, compared with the respective fair value of the net asset (liability) of $5.6 million and $(9.8) million.

Fair value is the quoted market price of the instrument held or the quoted market price of a similar instrument. Disclosure of fair value is not required for December 31, 1991.

Translation Adjustments
- -----------------------
For foreign operations in highly inflationary economies, translation gains and losses are included in other (income) expense, net. For remaining foreign operations, translation adjustments are included as a component of shareholders' investment.

Earnings per Common Share
- -------------------------
Earnings per common share amounts are computed using the weighted average number of common shares outstanding.


NOTE 2 - DEBT AND LINES OF CREDIT
(dollars in thousands)

The following is a summary of long-term debt at December 31:

                                              1993        1992        1991
                                            --------    --------    --------
5.6% debentures, due 2003.................  $200,000    $      -    $      -
Industrial revenue bonds at various
 rates of interest, averaging 4.0%
 at December 31, 1993, and due at
 various dates through 2023...............    82,600      82,600      82,600
Other, principally foreign affiliate
 borrowings at various rates of
 interest, averaging 4.7% at
 December 31, 1993, and due at
 various dates through 1998...............    24,240      27,418      42,518
                                            --------    --------    --------
Total, net of current maturities..........   306,840     110,018     125,118
Current maturities of long-term debt......     2,080       7,147      20,724
                                            --------    --------    --------
Total carrying amount.....................  $308,920    $117,165    $145,842
                                            ========    ========    ========
Total fair market value...................  $304,038    $115,568
                                            ========    ========

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                December 31, 1993


Payments required on long-term debt outstanding at December 31, 1993, are $19,969 in 1995, $1,399 in 1996, $4,209 in 1997, and $2,460 in 1998.

At December 31, 1993, there were $300,000 of domestic lines of credit, none of which were used. Related compensating balances, which are subject to withdrawal by the Company at its option, and commitment fees are not material. The Company may issue up to $300,000 of senior debt securities in the future under a registration statement filed with the Securities and Exchange Commission in 1993.

At December 31, 1993 and 1992, the carrying amount of short-term borrowings approximated fair value.


NOTE 3 - BENEFIT PLANS
(dollars in thousands)

Retirement plans consist of defined benefit, defined contribution, and medical and dental plans.

Pension benefits for the Company's defined benefit plans generally are based on the employee's years of service and compensation near retirement. Certain plan benefits would vest and certain restrictions on the use of plan assets would take effect upon a change in control of the Company.

Net pension cost for the Company's significant defined benefit plans includes the following components:

                                                         1993         1992         1991
                                                       --------     --------     --------
Service cost - benefits earned during the year..        $ 59,381    $ 52,128     $ 46,428
Interest cost on projected benefit obligations..          84,864      76,355       68,380
Return on assets................................        (128,221)    (46,128)    (267,341)
Net amortization and deferral...................            (729)    (74,779)     159,513
                                                        --------    --------     --------
Net pension cost................................        $ 15,295    $  7,576     $  6,980
                                                        ========    ========     ========

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                December 31, 1993


The plans' funded status at December 31 was as follows:

                                                           1993        1992        1991
                                                         --------    --------    --------
Actuarial present value of benefit obligations -
  Vested benefits...............................         $791,435    $620,537    $549,748
  Nonvested benefits............................           97,985      82,557      69,608
                                                         --------    --------    --------
Accumulated benefit obligations.................         $889,420    $703,094    $619,356
                                                         ========    ========    ========

                                                          1993        1992        1991
                                                       ----------  ----------  ----------
Plans' assets at fair value, principally
  listed securities.............................       $1,342,541  $1,244,881  $1,243,518
Actuarial present value of projected
  benefit obligations...........................        1,198,768     951,603     857,741
                                                       ----------  ----------  ----------
Projected benefit obligations
  less than plans' assets.......................          143,773     293,278     385,777
Unrecognized net transitional asset.............          (74,710)    (85,563)    (98,152)
Unrecognized prior service cost.................           30,951      32,455      34,344
Unrecognized net gain...........................          (57,724)   (199,779)   (276,254)
                                                       ----------  ----------  ----------
Net prepaid pension cost........................       $   42,290  $   40,391  $   45,715
                                                       ==========  ==========  ==========

Assumptions used for the Company's major defined benefit plan as of December 31 include:

                                                        1993        1992        1991
                                                      --------    --------    --------
Discount rate for determining obligations
  and interest cost.............................        7 1/4%        9%          9%
Expected aggregate average long-term change
  in compensation...............................            4%        6%          6%
Expected long-term rate of return on assets.....            9%       10%         10%

The principal defined contribution plan is the stock retirement plan. Company contributions to this plan were $41,225 in 1993, $37,055 in 1992, and $31,254 in 1991, equal to 7.33 percent of dividends, as provided under the plan.

The Company provides certain medical and dental benefits to qualifying domestic retirees. Effective January 1, 1991, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company recorded the transition obligation as the cumulative effect of an accounting change.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                December 31, 1993

Net postretirement health care cost includes the following components:

                                                       1993        1992        1991
                                                     -------     -------     -------
Service cost - benefits earned during the year       $16,823     $14,681     $ 9,194
Interest cost on accumulated postretirement
  benefit obligations...........................      29,266      25,355      18,073
Return on assets................................      (9,239)     (6,489)    (15,453)
Net amortization and deferral...................       2,393        (583)      8,794
                                                     -------     -------     -------
Net postretirement health care cost.............     $39,243     $32,964     $20,608
                                                     =======     =======     =======

The plans' funded status at December 31 was as follows:

                                                      1993        1992         1991
                                                   ---------   ---------    ---------
Actuarial present value of benefit obligations -
  Retirees......................................   $ 171,231   $ 115,463    $ 100,381
  Fully eligible active participants............     117,158      72,659       58,078
  Other active participants.....................     162,219     127,688       64,759
                                                   ---------   ---------    ---------
Accumulated postretirement benefit obligations..     450,608     315,810      223,218
Plans' assets at fair value, principally
  listed securities.............................     100,920      91,778       86,018
                                                   ---------   ---------    ---------
Accumulated postretirement benefit obligations
  in excess of plans' assets....................    (349,688)   (224,032)    (137,200)
Unrecognized net loss (gain)....................     161,692      58,125       (7,577)
                                                   ---------   ---------    ---------
Accrued postretirement health care cost.........   $(187,996)  $(165,907)   $(144,777)
                                                   =========   =========    =========

Assumptions used for the Company's retiree health care plans as of December 31 include:

                                                    1993         1992         1991
                                                  --------     --------     --------
Discount rate for determining obligations
 and interest cost..............................   7 1/4%          9%           9%
Expected long-term rate of return on assets.....       9%         10%          10%

A 9 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994. This rate is assumed to decrease gradually to 5 percent in year 2000 and remain at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligations as of December 31, 1993 by approximately $76,000 and the total of the service and interest cost components of net postretirement health care cost for the year then ended by approximately $17,200.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                December 31, 1993


The Company also provides certain other postemployment benefits, primarily disability plans, to qualifying domestic employees, and accrues for the related cost over the service lives of the employee.


NOTE 4 - INVESTMENT SECURITIES
(dollars in thousands)

The following is a summary of investment securities at December 31:

Current Investment Securities                           1993         1992         1991
                                                      --------     --------     --------
  Time deposits and certificates of deposit.......    $ 32,350     $ 84,430     $ 79,966
  Corporate debt obligations and other securities.      40,155       38,285            -
  Debt obligations issued or guaranteed by
    various governments or government agencies....       5,644       18,886        5,872
                                                      --------     --------    ---------
Total carrying amount.............................    $ 78,149     $141,601     $ 85,838
                                                      ========     ========     ========
Total fair market value...........................    $ 78,319     $142,887
                                                      ========     ========


Investment Securities Maturing after One Year           1993         1992         1991
                                                      --------     --------     --------
  Time deposits and certificates of deposit.......    $ 34,500     $ 54,500     $ 70,500
  Debt obligations issued or guaranteed by
    various governments or government agencies....     142,612      166,139      197,684
  Corporate debt obligations......................      44,703       50,000       72,000
                                                      --------     --------    ---------
Total carrying amount.............................    $221,815     $270,639     $340,184
                                                      ========     ========     ========
Total fair market value...........................    $231,879     $285,763
                                                      ========     ========

Of the investment securities listed above, $293,888, $409,105, and $424,218, were held at December 31, 1993, 1992, and 1991, respectively, by subsidiaries operating in Puerto Rico under tax incentive grants expiring from 2002 through 2007. In addition, these subsidiaries held cash equivalents of $197,200, $33,800, and $4,000 at December 31, 1993, 1992, and 1991, respectively.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                December 31, 1993


NOTE 5 - TAXES ON EARNINGS
(dollars in thousands)

Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Prior to 1993, provisions were made for the estimated amount of income taxes on reported earnings which were payable currently and in the future. The effect of this change on income before taxes and net income was not significant, and prior years' financial statements have not been restated.

U.S. income taxes are provided on those earnings of foreign subsidiaries and subsidiaries operating in Puerto Rico under tax incentive grants, which are intended to be remitted to the parent company. Undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment aggregated $702,000 at December 31, 1993. Deferred income taxes not provided on these earnings are not significant.

Earnings before taxes, and the related provisions for taxes on earnings, are as follows:

 Earnings Before Taxes                        1993         1992         1991
                                           ----------   ----------   ----------
   Domestic..............................  $1,480,163   $1,418,335   $1,205,883
   Foreign...............................     463,067      320,418      338,339
                                           ----------    ----------  ----------
   Total.................................  $1,943,230   $1,738,753   $1,544,222
                                           ==========    ==========  ==========

 Taxes on Earnings                            1993         1992         1991
                                           ----------   ----------   ----------
   Current:
      U.S. Federal and Possessions........ $  355,813   $  347,711   $  316,377
      State...............................     49,222       63,838       50,758
      Foreign.............................    175,455      133,065      140,559
                                           ----------   ----------   ----------
   Total current..........................    580,490      544,614      507,694
                                           ----------   ----------   ----------
   Deferred:
      Domestic............................    (29,461)     (35,739)     (49,998)
      Foreign.............................      2,066       (9,179)      (2,151)
      Enacted tax rate changes............     (8,991)           -            -
                                           ----------   ----------   ----------
   Total deferred.........................    (36,386)     (44,918)     (52,149)
                                           ----------   ----------   ----------
 Total.................................... $  544,104   $  499,696   $  455,545
                                           ==========   ==========   ==========

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                December 31, 1993


Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

                                          1993          1992          1991
                                          -----         -----         -----
Statutory tax rate...................     35.0%         34.0%         34.0%
Benefit of tax exemptions in
 Puerto Rico and Ireland.............     (6.7)         (6.1)         (5.6)
State taxes, net of federal benefit..      1.7           2.1           2.2
All other, net.......................     (2.0)         (1.3)         (1.1)
                                          ----          ----          ----
Effective tax rate                        28.0%         28.7%         29.5%
                                          ====          ====          ====

As of December 31, 1993, total deferred tax assets were $632,112 and total deferred tax liabilities were $211,839. Valuation allowances for tax assets are not significant. The major temporary differences that give rise to deferred tax assets are compensation and employee benefits ($146,505), valuation and exposure reserves for inventory and accounts receivable ($86,003 and $91,329, respectively), deferred intercompany profit ($72,129), and state income taxes ($30,715). The use of accelerated depreciation for U.S. income tax purposes ($165,482) and employee benefits ($32,578) are the primary temporary differences that give rise to deferred tax liabilities.


NOTE 6 - INCENTIVE STOCK PROGRAM

The 1991 Incentive Stock Program authorizes the granting of stock options, stock appreciation rights, limited stock appreciation rights, restricted stock awards, performance units, and foreign qualified benefits. Stock options, limited stock appreciation rights, restricted stock awards, and foreign qualified benefits have been granted and are currently outstanding under this program and prior programs. The purchase price of the shares under option must be at least 100 percent of the fair market value of the common stock on the date of grant. Limited stock appreciation rights have been granted to certain holders of stock options and can be exercised, by surrendering related stock options, only upon a change in control of the Company. At December 31, 1993, 4,374,757 options, with purchase prices from $6.31 to $32.69 per share, were subject to limited stock appreciation rights. Upon a change in control of the Company, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards are deemed satisfied. At December 31, 1993, 13,598,451 shares were reserved for future grants under the 1991 Program.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                December 31, 1993


Data with respect to stock options under the 1991 Program and prior programs are as follows:

                                                      Options Outstanding
                                                 -----------------------------
                                                   Shares     Price per Share
                                                 ----------   ----------------
    January 1, 1993............................  31,768,681   $ 5.21 to $33.82
    Granted....................................   1,362,660    23.64 to  30.50
    Exercised..................................  (2,602,920)    5.21 to  27.19
    Lapsed.....................................    (451,383)   25.22 to  33.47
                                                 ----------
    December 31, 1993..........................  30,077,038   $ 5.27 to $33.82
                                                 ==========
    Exercisable at December 31, 1993             17,812,066   $ 5.27 to $33.82
                                                 ==========

NOTE 7 - LITIGATION AND ENVIRONMENTAL MATTERS

The Company is involved in various claims and legal proceedings including numerous antitrust suits and investigations in connection with the sale and marketing of infant formula and pharmaceutical products. In May and July 1993, the Company settled certain of these claims and legal proceedings relating to the infant formula products.

The Company is also involved in numerous product liability cases, many of which allege injuries to the offspring of women who ingested a synthetic estrogen
(DES) during pregnancy. In addition, the Company has been identified as a potentially responsible party for investigation and cleanup costs at a number of locations in the United States and Puerto Rico under federal remediation laws and is voluntarily investigating potential contamination at a number of Company-owned locations.

The matters above are discussed more fully in Item 1, Business - Environmental Matters, and Item 3, Legal Proceedings, in the Annual Report on Form 10-K, which is available upon request.

While it is not feasible to predict the outcome of such pending claims, proceedings, investigations and remediation activities with certainty, management is of the opinion, with which its General Counsel concurs, that their ultimate disposition should not have a material adverse effect on the Company's financial position.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                December 31, 1993


NOTE 8 - QUARTERLY RESULTS (Unaudited)

(dollars in millions                                Three Months Ended
except per share data)                       --------------------------------
                                               1993        1992        1991
                                             --------    --------    --------
                                                                     March 31
                                                                     --------
Net Sales.................................   $2,045.6    $1,877.9    $1,653.6
Gross Profit..............................    1,112.4     1,033.2       889.4
Earnings Before Extraordinary
  Gain and Accounting Change .............      345.5       294.2       254.1
Net Earnings..............................      345.5       294.2       254.2
Earnings Per Common Share
  Before Extraordinary Gain and
  Accounting Change.......................        .41         .35         .30
Earnings Per Common Share.................        .41         .35         .30

                                                                      June 30
                                                                      -------
Net Sales.................................   $2,073.8    $1,908.7    $1,683.0
Gross Profit..............................    1,186.8     1,045.7       908.2
Net Earnings..............................      346.1       317.1       268.3
Earnings Per Common Share.................        .42         .37         .31

                                                                 September 30
                                                                 ------------
Net Sales.................................   $2,060.4    $1,968.8    $1,653.7
Gross Profit..............................    1,143.4     1,076.1       886.7
Net Earnings..............................      316.2       278.8       251.5
Earnings Per Common Share.................        .38         .33         .29

                                                                  December 31
                                                                  -----------
Net Sales.................................   $2,228.0    $2,096.5    $1,886.3
Gross Profit..............................    1,280.5     1,191.6     1,052.3
Net Earnings..............................      391.3       349.0       314.7
Earnings Per Common Share.................        .48         .42         .37

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                December 31, 1993


NOTE 9 - OTHER SIGNIFICANT EVENTS

In June 1992, the Company voluntarily withdrew from the worldwide market its quinolone anti-infective, temafloxacin, and recorded a charge of $215 million for costs associated with this withdrawal. In 1993, the Company resolved various contingencies relative to the temafloxacin withdrawal and recorded a credit of $70 million in the second quarter for these items.

In the first quarter 1993, the Company sold its peritoneal dialysis product line. The gain on the sale is reported in other (income) expense, net.

In May 1992, the Company sold its 20 percent investment in Boston Scientific Corporation for a pre-tax gain of $272 million. In 1991, the Company sold its investment in Amgen Inc. for an after-tax gain of $128 million. The sale was reported as an extraordinary gain in the 1991 first quarter.


NOTE 10 - INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION
(dollars in millions)

The Company's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. These products have been classified into the following industry segments:

PHARMACEUTICAL AND NUTRITIONAL PRODUCTS - Included are a broad line of adult and pediatric pharmaceuticals and nutritionals, which are sold primarily on the prescription or recommendation of physicians or other health care professionals; consumer products; agricultural and chemical products; and bulk pharmaceuticals.

HOSPITAL AND LABORATORY PRODUCTS - Included are diagnostic systems for blood banks, hospitals, commercial laboratories and alternate-care testing sites; intravenous and irrigation fluids and related administration equipment; drugs and drug delivery systems; anesthetics; critical care products; and other medical specialty products for hospitals and alternate-care sites.

In the following tables, net sales by industry segment and geographic area include both sales to customers, as reported in the Consolidated Statement of Earnings, and inter-area sales (for geographic areas) at sales prices which approximate market. Operating profit excludes corporate expenses.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                December 31, 1993


INDUSTRY SEGMENTS (a)                            1993       1992       1991
                                                ------     ------     ------
Net Sales:
  Pharmaceutical and nutritional.............   $4,389     $4,025     $3,512
  Hospital and laboratory....................    4,019      3,827      3,365
                                                ------     ------     ------
Total .......................................   $8,408     $7,852     $6,877
                                                ======     ======     ======
Operating Profit:
  Pharmaceutical and nutritional (b).........   $1,211     $  879     $  993
  Hospital and laboratory....................      794        703        639
                                                ------     ------     ------
  Operating Profit...........................    2,005      1,582      1,632
  Corporate expenses, net (c)................       46        104         69
  Interest (income) expense, net.............       16         11         19
  Gain on sale of investment.................        -       (272)         -
                                                ------     ------     ------
Earnings Before Taxes........................   $1,943     $1,739     $1,544
                                                ======     ======     ======

Identifiable Assets:
  Pharmaceutical and nutritional.............   $3,046     $2,616     $2,240
  Hospital and laboratory....................    3,296      3,108      2,887
  General corporate (d)......................    1,347      1,217      1,128
                                                ------     ------     ------
Total .......................................   $7,689     $6,941     $6,255
                                                ======     ======     ======

Capital Expenditures:
  Pharmaceutical and nutritional.............   $  475     $  502     $  363
  Hospital and laboratory....................      474        500        365
  General corporate..........................        4          5          5
                                                ------     ------     ------
Total .......................................   $  953     $1,007     $  733
                                                ======     ======     ======

Depreciation and Amortization:
  Pharmaceutical and nutritional.............   $  189     $  161     $  139
  Hospital and laboratory....................      292        264        238
  General corporate..........................        3          3          2
                                                ------     ------     ------
Total .......................................   $  484     $  428     $  379
                                                ======     ======     ======

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                December 31, 1993


GEOGRAPHIC AREAS (a) and (e)                     1993       1992       1991
                                                ------     ------     ------
Net Sales:
 United States:
    Domestic and export customers............   $5,347     $4,918     $4,376
    Inter-area...............................      932        930        870
                                                ------     ------     ------
  Total United States........................    6,279      5,848      5,246
  Latin America..............................      413        339        285
  Europe, Mideast and Africa.................    1,554      1,649      1,422
  Pacific, Far East and Canada...............    1,094        946        794
  Eliminations...............................     (932)      (930)      (870)
                                                ------     ------     ------
Total .......................................   $8,408     $7,852     $6,877
                                                ======     ======     ======

Operating Profit (b):
  United States..............................   $1,390     $1,114     $1,260
  Latin America..............................      106         70         49
  Europe, Mideast and Africa.................      301        260        272
  Pacific, Far East and Canada...............      189        143        100
  Eliminations...............................       19         (5)       (49)
                                                ------     ------     ------
Total .......................................   $2,005     $1,582     $1,632
                                                ======     ======     ======

Identifiable Assets, Excluding General
 Corporate Assets (d):
    United States............................   $4,492     $4,017     $3,580
    Latin America............................      228        188        161
    Europe, Mideast and Africa...............    1,096      1,089      1,012
    Pacific, Far East and Canada.............      703        627        566
    Eliminations.............................     (177)      (197)      (192)
                                                ------     ------     ------
Total .......................................   $6,342     $5,724     $5,127
                                                ======     ======     ======

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                December 31, 1993



INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION (CONTINUED)


(a) In 1993, net sales and operating profit were unfavorably impacted by the relatively stronger U.S. dollar while 1992 was favorably affected by the relatively weaker U.S. dollar. In 1991, net sales and operating profit were not significantly affected by fluctuations in the U.S. dollar.

(b) The 1992 operating profit was unfavorably impacted by the pre-tax charge of $215 for costs associated with the voluntary withdrawal of temafloxacin from the worldwide market. The 1993 operating profit was favorably impacted by the $70 pre-tax credit resulting from resolution of various contingencies related to the withdrawal, and unfavorably impacted by the $104 pre-tax charge reflecting the settlement of certain claims and legal proceedings in connection with the sale and marketing of infant formula products.

(c) Corporate expenses, net, include results from joint ventures, minority interest expenses, and net foreign exchange losses. These amounts are included in Other (income) expense, net, in the Consolidated Statement of Earnings. Net foreign exchange losses were $41.3 in 1993, $93.2 in 1992, and $11.1 in 1991.

(d) General corporate assets are principally cash and cash equivalents and investment securities.

(e) The Company has a domestic manufacturing facility which produces semi-processed pharmaceuticals primarily for foreign subsidiaries to finish and sell. The sales of the finished products, operating profit, and identifiable assets associated with this operation have been included in the appropriate foreign area.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of Abbott Laboratories:

We have audited the accompanying consolidated balance sheet of Abbott Laboratories (an Illinois corporation) and Subsidiaries as of December 31, 1993, 1992, and 1991, and the related consolidated statements of earnings, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abbott Laboratories and Subsidiaries as of December 31, 1993, 1992, and 1991, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As explained in Note 3 to the consolidated financial statements, the Company adopted the requirements of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1991.



Chicago, Illinois,
January 14, 1994                                          Arthur Andersen & Co.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                                FINANCIAL REVIEW

                                December 31, 1993


RESULTS OF OPERATIONS
- ---------------------
Sales
- -----
Worldwide sales increased 7.1 percent in 1993 due to unit growth of 8.6 percent and net price increases of .9 percent, partially offset 2.4 percent by the effect of the relatively stronger U.S. dollar. Sales increased 14.2 percent in 1992 due to unit growth of 10.6 percent and net price increases of 2.9 percent. In 1991, sales increased 11.7 percent due to unit growth of 8.9 percent and net price increases of 2.9 percent.

Domestic sales increased 8.7 percent in 1993, 13.1 percent in 1992, and
11.8 percent in 1991, primarily due to volume.  International sales increased
4.5 percent in 1993, 16.0 percent in 1992, and 11.4 percent in 1991, primarily due to volume, net of exchange. International sales were unfavorably affected by exchange of about 6.4 percent in 1993 and .5 percent in 1991. In 1992, international sales were favorably impacted 1.7 percent due to exchange. Sales in international markets represented approximately 37 percent of worldwide sales.

Sales in the pharmaceutical and nutritional products segment increased
9.0 percent in 1993, compared with increases of 14.6 percent in 1992, and
11.1 percent in 1991. Domestic sales in this segment increased 10.2 percent in 1993, approximately 9.2 percent due to volume growth and 1.0 percent due to net price increases. In 1992, domestic sales increased 14.5 percent, approximately
8.9 percent due to volume growth and 5.6 percent due to net price increases, and in 1991 increased 11.8 percent, approximately 6.6 percent due to price, and
5.2 percent volume. International sales in this segment increased 6.5 percent in 1993, resulting from unit growth of 9.2 percent and net price increases of
3.4 percent; and were unfavorably affected 6.1 percent by the relatively stronger U.S. dollar. International sales in this segment increased
14.7 percent in 1992, resulting from unit growth of 11.0 percent and net price increases of 3.3 percent. In 1991, international sales increased 9.8 percent due to unit growth of approximately 7.6 percent and net price increases of
3.2 percent, partially offset 1.0 percent by the effect of the relatively stronger U.S. dollar. Sales of new products in this segment in 1993 are estimated to be about $130 million.

Sales in the hospital and laboratory products segment increased 5.0 percent in 1993, 13.7 percent in 1992, and 12.2 percent in 1991. Domestic sales in this segment increased 6.6 percent in 1993, 11.2 percent in 1992 and 12.0 percent in 1991, all primarily due to unit growth. International sales in this segment in 1993 increased 3.0 percent, approximately 9.8 percent due to unit growth offset
6.7 percent due to exchange. International sales in this segment in 1992 increased 17.0 percent, approximately 13.5 percent due to unit growth and
2.7 percent due to exchange. In 1991, international sales in this segment increased 12.5 percent, primarily due to unit growth. Sales of new products in this segment in 1993 are estimated to be about $465 million.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                          FINANCIAL REVIEW (CONTINUED)

                                December 31, 1993


The classes of products which contributed at least 10 percent to consolidated net sales in at least one of the last three years were:


(dollars in millions)                              1993      1992      1991
                                                  ------    ------    ------
    Infant Formula.............................   $1,147    $1,075    $1,060
    Fluids and Equipment.......................      836       924       864
    Medical Nutritionals.......................      864       760       625

Worldwide sales of infant formula increased in 1993 primarily due to unit growth, and in 1992 primarily due to net price increases. In 1993, fluids and equipment sales decreased due to the sale of a product line, and in 1992 increased primarily due to unit growth. Increases in medical nutritionals sales were primarily due to volume gains.

Operating Earnings
- ------------------
Gross profit margins (sales less cost of products sold, including freight and distribution expenses) improved from 54.3 percent of sales in 1991 and
55.4 percent in 1992, to 56.2 percent in 1993. Productivity improvements, favorable product mix, and net price increases in some product lines more than offset the impacts of inflation and competitive pricing pressures in other product lines. In 1993, gross profit margins were unfavorably impacted by the relatively stronger U.S. dollar while 1992 was favorably affected by the relatively weaker U.S. dollar. In the U.S., states receive price rebates from manufacturers of infant formula under the federally subsidized Special Supplemental Food Program for Women, Infants, and Children (WIC). The WIC rebate programs continue to have a negative effect on the gross profit margins of this portion of the infant formula business.

Research and development expense increased to $881 million in 1993, and represented 10.5 percent of net sales, compared with 9.8 percent of net sales in 1992 and 9.7 percent of net sales in 1991. Research and development expenditures continue to be concentrated on diagnostic and pharmaceutical products.

Selling, general and administrative expenses increased 8.5 percent in 1993, compared to increases of 21.1 percent in 1992, and 18.6 percent in 1991. The 1993 increase reflects the settlement of certain claims and legal proceedings in connection with the sale and marketing of infant formula products. In May 1993, the Company recorded a pre-tax charge to earnings of approximately $104 million in connection with these settlements. The increases in 1992 and 1991 resulted from higher levels of selling and marketing support for new and existing products, primarily pharmaceutical and diagnostic products.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                          FINANCIAL REVIEW (CONTINUED)

                                December 31, 1993


In June 1992, the Company voluntarily withdrew from the worldwide market its quinolone anti-infective, temafloxacin, and recorded a pre-tax charge of $215 million for costs associated with this withdrawal. In 1993, the Company resolved various contingencies relative to the temafloxacin withdrawal and recorded a pre-tax credit to earnings of $70 million for these items. Temafloxacin was introduced in the U.S. in February 1992, and had been introduced in several other countries throughout 1991. Total sales of this product were not significant; however, operating earnings of the pharmaceutical and nutritional products segment in 1992 were unfavorably affected by the costs of withdrawal of this product.

Other (Income) Expense, Net
- ---------------------------
Other (income) expense, net, includes net foreign exchange losses of $41.3 million in 1993, $93.2 million in 1992, and $11.1 million in 1991, including net exchange (gains) losses on foreign currency contracts. These contracts were purchased to manage the Company's exposure to foreign currency rate changes. Other (income) expense, net, also includes the first quarter 1993 gain on the sale of the Company's peritoneal dialysis product line, and the Company's share of the income from joint ventures, primarily TAP Pharmaceuticals Inc.

Sale of Investments
- -------------------
In May 1992, the Company sold its 20 percent investment in Boston Scientific Corporation for a pre-tax gain of $272 million. Net proceeds from the sale were used toward the purchase of eight million shares of the Company's common stock as authorized by the Board of Directors. In 1991, the Company sold its investment in Amgen Inc. for an after-tax gain of $128 million. The sale was reported as an extraordinary gain in the 1991 first quarter.

Taxes on Earnings
- -----------------
The Company's effective income tax rate for 1993 was 28.0 percent, compared with
28.7 percent for 1992 and 29.5 percent for 1991.

In the first quarter 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The effect of this change on income before taxes and net income is not significant, and prior years' financial statements have not been restated.

In August 1993, the President of the United States signed the Omnibus Budget Reconciliation Act of 1993 into law. The effects of this Act on the Company's tax provision in 1993 were not significant. However, as the result of this Act, the Company's 1994 tax provision is expected to increase approximately
$50 million.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                          FINANCIAL REVIEW (CONTINUED)

                                December 31, 1993


Accounting Standards
- --------------------
In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits." The Company's accounting for such benefits is in accordance with this standard.

In the first quarter of 1991, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," with immediate recognition of the transition obligation of $128 million.


FINANCIAL CONDITION
- -------------------
Cash Flow
- ---------
The Company expects positive cash flow from operating activities to continue to approximate or exceed the Company's capital expenditures and cash dividends.

Debt and Capital
- ----------------
The Company has maintained its favorable bond ratings (AAA by Standard & Poor's Corporation and Aa1 by Moody's Investors Service) and continues to have readily available financial resources, including unused domestic lines of credit of $300 million at December 31, 1993.

In the third quarter 1993, the Company filed a registration statement with the Securities and Exchange Commission for the issuance of $500 million of senior debt securities. In October 1993, $200 million of 5.6 percent notes due 2003 were issued by the Company under this filing. Net proceeds were used to retire short-term borrowings and for the purchase of the Company's common shares. The Company may issue up to an additional $300 million of debt securities in the future under this registration statement.

During the last three years, the Company purchased 49,599,000 of its common shares at a cost of $1.391 billion, including 5,899,000 shares of the 20,000,000 shares authorized for purchase by the Board of Directors in September 1993.

Capital Expenditures
- --------------------
Capital expenditures of $953 million in 1993, $1.0 billion in 1992, and $733 million in 1991, were principally for upgrading and expanding manufacturing and research and development facilities in both segments and for administrative support facilities. The leveling of capital expenditures is expected to continue over the next few years, with a relatively equal proportion dedicated to each segment.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                          FINANCIAL REVIEW (CONTINUED)

                                December 31, 1993


LEGISLATIVE ISSUES
- ------------------
The Company's primary markets are highly competitive and subject to substantial government regulation. In the U.S., comprehensive legislation may be enacted that would make significant changes to the availability, delivery and payment for health care products and services. International operations are also subject to a significant degree of government regulation. It is not possible to predict the extent to which the Company or the health care industry in general might be adversely affected by these factors in the future. A more complete discussion of these factors is contained in Item 1, Business, in the Annual Report on Form 10-K, which is available upon request.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                       SUMMARY OF SELECTED FINANCIAL DATA

                          Year Ended December 31, 1993

                   (Dollars in Millions Except Per Share Data)


                                               1993     1992      1991      1990      1989
                                             --------  -------   -------   -------   -------
SUMMARY OF OPERATIONS:
Net sales................................    $8,407.8  7,851.9   6,876.6   6,158.7   5,379.8
Cost of products sold....................    $3,684.7  3,505.3   3,140.0   2,910.1   2,556.7
Research and development.................    $  881.0    772.4     666.3     567.0     501.8
Selling, general and administrative......    $1,988.2  1,833.2   1,513.3   1,275.6   1,100.2
Operating earnings (1)...................    $1,924.0  1,526.0   1,557.0   1,406.0   1,221.1
Interest expense.........................    $   54.3     53.0      63.8      91.4      74.4
Interest and dividend income.............    $  (37.8)   (42.3)    (45.1)    (51.6)    (73.8)
Other (income) expense, net..............    $  (35.7)    48.5      (5.9)     15.5      26.3
Earnings before taxes (2)................    $1,943.2  1,738.8   1,544.2   1,350.7   1,194.2
Taxes on earnings........................    $  544.1    499.7     455.5     384.9     334.4
Earnings before extraordinary gain and
  accounting change (3)..................    $1,399.1  1,239.1   1,088.7     965.8     859.8
Earnings per common share before extra-
  ordinary gain and accounting change (3)    $   1.69     1.47      1.27      1.11       .96

FINANCIAL POSITION:
Working capital..........................    $  490.6    449.2     661.7     460.0     719.2
Investment securities maturing
  after one year, at cost................    $  221.8    270.6     340.2     314.0     300.0
Net property and equipment...............    $3,511.0  3,099.2   2,662.1   2,375.8   2,090.2
Total assets.............................    $7,688.6  6,941.2   6,255.3   5,563.2   4,851.6
Long-term debt...........................    $  306.8    110.0     125.1     134.8     146.7
Shareholders' investment.................    $3,674.9  3,347.6   3,203.0   2,833.6   2,726.4
Return on shareholders' investment.......    %   39.8     37.8      36.1      34.7      33.1
Book value per share.....................    $   4.48     4.00      3.77      3.30      3.08

OTHER STATISTICS:
Gross profit margin......................    %   56.2     55.4      54.3      52.7      52.5
Research and development to net sales....    %   10.5      9.8       9.7       9.2       9.3
Capital expenditures.....................    $  952.7  1,007.2     732.8     629.5     501.5
Cash dividends declared per common share.    $    .68      .60       .50       .42       .35
Common shares outstanding (in thousands).     821,130  836,052   850,530   858,282   884,958
Number of common shareholders............      82,947   75,703    56,541    49,827    45,361
Number of employees......................      49,659   48,118    45,694    43,770    40,929
Sales per employee (in dollars)..........    $169,312  163,180   150,492   140,706   131,441
Market price per share - high............    $ 30 7/8   34 1/8    34 3/4    23 1/8    17 5/8
Market price per share - low.............    $ 22 5/8   26 1/8    19 5/8    15 5/8    11 1/2
Market price per share - close...........    $ 29 5/8   30 3/8    34 3/8    22 1/2    17


                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                 SUMMARY OF SELECTED FINANCIAL DATA (CONTINUED)

                          Year Ended December 31, 1993

                   (Dollars in Millions Except Per Share Data)



                                               1988     1987      1986      1985      1984
                                             --------  -------   -------   -------   -------
SUMMARY OF OPERATIONS:
Net sales................................    $4,937.0  4,387.9   3,807.6   3,360.3   3,104.0
Cost of products sold....................    $2,353.2  2,101.9   1,868.4   1,694.9   1,565.4
Research and development.................    $  454.6    361.3     284.9     240.6     218.7
Selling, general and administrative......    $1,027.2    919.0     775.7     687.7     643.4
Operating earnings.......................    $1,102.0  1,005.7     878.6     737.1     676.5
Interest expense.........................    $   85.0     77.6      86.3      98.1      94.2
Interest and dividend income.............    $  (69.4)   (56.7)    (63.1)    (76.0)    (70.5)
Other (income) expense, net..............    $   30.9     47.7      36.7      20.5       6.6
Earnings before taxes....................    $1,055.5    937.1     818.7     694.5     646.2
Taxes on earnings........................    $  303.5    304.5     278.2     229.2     243.6
Earnings before extraordinary gain and
  accounting change......................    $  752.0    632.6     540.5     465.3     402.6
Earnings per common share before extra-
  ordinary gain and accounting change....    $    .83      .69       .58       .48       .42


FINANCIAL POSITION:
Working capital..........................    $  913.3    668.7     585.4     891.9     743.3
Investment securities maturing
  after one year, at cost................    $  285.7    292.9     254.2     281.1     327.4
Net property and equipment...............    $1,952.6  1,741.6   1,543.3   1,368.5   1,236.6
Total assets.............................    $4,825.1  4,385.7   3,865.6   3,468.4   3,170.4
Long-term debt...........................    $  349.3    271.0     297.4     443.0     470.2
Shareholders' investment.................    $2,464.6  2,093.5   1,778.9   1,870.7   1,602.7
Return on shareholders' investment.......    %   33.0     32.7      29.6      26.8      26.7
Book value per share.....................    $   2.74     2.31      1.94      1.96      1.67

OTHER STATISTICS:
Gross profit margin......................    %   52.3     52.1      50.9      49.6      49.6
Research and development to net sales....    %    9.2      8.2       7.5       7.2       7.0
Capital expenditures.....................    $  521.2    432.7     383.4     292.9     334.8
Cash dividends declared per common share.    $    .30      .25       .21      .175       .15
Common shares outstanding (in thousands).     899,384  906,924   915,356   956,764   961,876
Number of common shareholders............      46,324   45,822    40,387    34,923    34,963
Number of employees......................      38,751   37,828    35,754    34,742    33,668
Sales per employee (in dollars)..........    $127,403  115,995   106,495    96,721    92,193
Market price per share - high............    $ 13 1/8   16 3/4    13 3/4     9         6 1/8
Market price per share - low.............    $ 10 3/4   10         7 7/8     5         4 5/8
Market price per share - close...........    $ 12       12        11 3/8     8 1/2     5 1/8

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                 SUMMARY OF SELECTED FINANCIAL DATA (CONTINUED)

                          Year Ended December 31, 1993

                   (Dollars in Millions Except Per Share Data)



                                               1983
                                             ----------
SUMMARY OF OPERATIONS:
Net sales................................    $2,927.9
Cost of products sold....................    $1,517.7
Research and development.................    $  184.5
Selling, general and administrative......    $  621.4
Operating earnings ......................    $  604.3
Interest expense.........................    $   77.6
Interest and dividend income.............    $  (73.2)
Other (income) expense, net..............    $   25.3
Earnings before taxes ...................    $  574.6
Taxes on earnings........................    $  227.0
Earnings before extraordinary gain and
  accounting change .....................    $  347.6
Earnings per common share before extra-
  ordinary gain and accounting change ...    $    .36

FINANCIAL POSITION:
Working capital..........................    $  616.1
Investment securities maturing
  after one year, at cost................    $  402.4
Net property and equipment...............    $1,069.2
Total assets.............................    $2,821.6
Long-term debt...........................    $  483.9
Shareholders' investment.................    $1,417.9
Return on shareholders' investment.......    %   25.5
Book value per share.....................    $   1.46

OTHER STATISTICS:
Gross profit margin......................    %   48.2
Research and development to net sales....    %    6.3
Capital expenditures.....................    $  311.8
Cash dividends declared per common share.    $   .125
Common shares outstanding (in thousands).     968,784
Number of common shareholders............      32,784
Number of employees......................      34,328
Sales per employee (in dollars)..........    $ 85,291
Market price per share - high............    $  6 5/8
Market price per share - low.............    $  4 1/2
Market price per share - close...........    $  5 5/8


                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                 SUMMARY OF SELECTED FINANCIAL DATA (CONTINUED)

                          Year Ended December 31, 1993

                   (Dollars in Millions Except Per Share Data)



(1) In 1992, the Company recorded a pre-tax charge of $215 for costs associated with the voluntary withdrawal of temafloxacin from the worldwide market.
    In 1993, the Company resolved various contingencies related to the withdrawal and recorded a pre-tax credit of $70.

(2) In 1992, the Company recorded a pre-tax gain of $272 on the sale of its investment in Boston Scientific Corporation.

(3) In 1991, the Company realized an after-tax gain of $128, or $.15 per share, on the sale of an investment. The Company also adopted Statement of Financial Accounting Standards No. 106, which resulted in an after-tax transition expense of $128, or $.15 per share.