Form 10-K, Exhibit 13
period 1994-12-31
ABBOTT LABORATORIES
filed 1995-03-10
CIK 1800

                                                                      Exhibit 13

The portions of the Abbott Laboratories Annual Report for the year ended December 31, 1994 captioned Financial Review, Consolidated Balance Sheet, Consolidated Statement of Earnings, Consolidated Statement of Cash Flows, Consolidated Statement of Shareholders' Investment, Notes to Consolidated Financial Statements, Report of Independent Public Accountants, and the applicable portions of the section captioned Summary of Financial Data for the Years 1990 through 1994.

                      Abbott Laboratories and Subsidiaries

                           CONSOLIDATED BALANCE SHEET
                             (Dollars in Thousands)


ASSETS
                                                                  December 31
                                                      ------------------------------------
                                                         1994         1993         1992
                                                      ----------   ----------   ----------

Current Assets:
  Cash and cash equivalents......................     $  290,272   $  300,676   $  116,576
  Investment securities..........................         25,056       78,149      141,601
  Trade receivables, less allowances of -
  1994: $128,929; 1993: $116,925; 1992: $106,857.      1,468,519    1,336,222    1,244,396
  Inventories -
    Finished products............................        514,715      476,548      421,932
    Work in process..............................        218,643      216,493      190,163
    Materials....................................        284,833      247,492      251,713
                                                      ----------   ----------   ----------
      Total inventories..........................      1,018,191      940,533      863,808

  Prepaid income taxes...........................        549,091      458,026      477,387
  Other prepaid expenses and receivables.........        525,199      471,929      387,970
                                                      ----------   ----------   ----------
  Total Current Assets...........................      3,876,328    3,585,535    3,231,738
                                                      ----------   ----------   ----------

Investment Securities Maturing after One Year....        316,195      221,815      270,639
                                                      ----------   ----------   ----------

Property and Equipment, at Cost:
  Land...........................................        145,634      137,636      120,617
  Buildings......................................      1,349,668    1,261,620    1,064,974
  Equipment......................................      4,764,296    4,169,279    3,735,259
  Construction in progress.......................        794,006      652,611      576,291
                                                      ----------   ----------   ----------
                                                       7,053,604    6,221,146    5,497,141
  Less: accumulated depreciation
    and amortization.............................      3,132,754    2,710,155    2,397,903
                                                      ----------   ----------   ----------
  Net Property and Equipment.....................      3,920,850    3,510,991    3,099,238

Deferred Charges and Other Assets................        410,351      370,228      339,621
                                                      ----------   ----------   ----------
                                                      $8,523,724   $7,688,569   $6,941,236
                                                      ==========   ==========   ==========

The accompanying notes to consolidated financial statements are an integral part of this statement.

                      Abbott Laboratories and Subsidiaries

                           CONSOLIDATED BALANCE SHEET

                             (Dollars in Thousands)

                    LIABILITIES AND SHAREHOLDERS' INVESTMENT

                                                                  December 31
                                                      ------------------------------------
                                                         1994         1993         1992
                                                      ----------   ----------   ----------
Current Liabilities:
  Short-term borrowings and current portion of
    long-term debt...............................     $  772,503   $  843,594   $  916,263
  Trade accounts payable.........................        671,100      638,509      597,226
  Salaries, wages and commissions................        270,539      215,432      196,259
  Other accrued liabilities......................      1,140,154      933,049      905,877
  Dividends payable..............................        152,515      139,600      125,300
  Income taxes payable...........................        469,055      324,749       41,583
                                                      ----------   ----------   ----------
  Total Current Liabilities......................      3,475,866    3,094,933    2,782,508
                                                      ----------   ----------   ----------

Long-Term Debt...................................        287,091      306,840      110,018
                                                      ----------   ----------   ----------

Other Liabilities and Deferrals:
  Deferred income taxes..........................         55,597       51,383      321,301
  Other..........................................        655,770      560,484      379,768
                                                      ----------   ----------   ----------
  Total Other Liabilities and Deferrals..........        711,367      611,867      701,069
                                                      ----------   ----------   ----------

Shareholders' Investment:
  Preferred shares, one dollar par value
    Authorized - 1,000,000 shares, none issued...            ---          ---          ---
  Common shares, without par value
    Authorized - 1,200,000,000 shares
    Issued at stated capital amount -
    1994: 813,046,602 shares; 1993: 830,941,614
    shares; 1992: 846,017,815 shares.............        505,170      469,828      442,390
Earnings employed in the business................      3,652,434    3,364,952    2,990,689
Cumulative translation adjustments...............        (51,124)    (100,716)     (23,131)
                                                      ----------   ----------   ----------
                                                       4,106,480    3,734,064    3,409,948
Less:
Common shares held in treasury, at cost -
  1994: 9,766,880 shares; 1993: 9,811,930 shares;
  1992: 9,965,386 shares.........................         51,545       51,783       52,593
Unearned compensation - restricted stock awards..          5,535        7,352        9,714
                                                      ----------   ----------   ----------
  Total Shareholders' Investment.................      4,049,400    3,674,929    3,347,641
                                                      ----------   ----------   ----------
                                                      $8,523,724   $7,688,569   $6,941,236
                                                      ==========   ==========   ==========

                      Abbott Laboratories and Subsidiaries

                       CONSOLIDATED STATEMENT OF EARNINGS

                  (Dollars in Thousands Except Per Share Data)

                                                              Year Ended December 31
                                                       ------------------------------------
                                                          1994         1993         1992
                                                       ----------   ----------   ----------
Net Sales......................................        $9,156,009   $8,407,843   $7,851,912
                                                       ----------   ----------   ----------

Cost of products sold..........................         3,993,831    3,684,727    3,505,273
Research and development.......................           963,516      880,974      772,407
Selling, general and administrative............         2,054,455    1,988,176    1,833,220
Provision for product withdrawal...............               ---      (70,000)     215,000
                                                       ----------   ----------   ----------
  Total Operating Cost and Expenses............         7,011,802    6,483,877    6,325,900
                                                       ----------   ----------   ----------

Operating Earnings.............................         2,144,207    1,923,966    1,526,012
Interest expense...............................            49,722       54,283       52,961
Interest and dividend income...................           (36,907)     (37,821)     (42,250)
Other (income) expense, net....................           (35,298)     (35,726)      48,534
Gain on sale of investment.....................               ---          ---     (271,986)
                                                       ----------   ----------   ----------
Earnings Before Taxes..........................         2,166,690    1,943,230    1,738,753

Taxes on earnings..............................           650,007      544,104      499,696
                                                       ----------   ----------   ----------
Net Earnings...................................        $1,516,683   $1,399,126   $1,239,057
                                                       ==========   ==========   ==========


Earnings Per Common Share......................             $1.87        $1.69        $1.47
                                                            =====        =====        =====
Average Number of Common Shares Outstanding....       812,236,000  828,988,000  844,122,000
                                                      ===========  ===========  ===========

The accompanying notes to consolidated financial statements are an integral part of this statement.

                      Abbott Laboratories and Subsidiaries

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                             (Dollars in Thousands)

                                                             Year Ended December 31
                                                      ------------------------------------
                                                         1994         1993         1992
                                                      ----------   ----------   ----------
Cash Flow From (Used in) Operating Activities:
  Net earnings....................................    $1,516,683   $1,399,126   $1,239,057
  Adjustments to reconcile net earnings to
  net cash from operating activities -
  Depreciation and amortization...................       510,504      484,081      427,782
  Exchange (gains) losses, net....................         8,600       41,795       24,925
  Investing and financing (gains) losses, net.....        21,834       (6,038)      36,511
  Trade receivables...............................      (109,623)    (192,451)    (181,085)
  Inventories.....................................       (52,293)     (91,490)    (109,087)
  Prepaid expenses and other assets...............      (183,705)     (93,759)    (114,009)
  Trade accounts payable and other liabilities....       360,216       96,095      276,617
  Income taxes payable............................       139,921      279,550     (154,876)
  Provision for product withdrawal................           ---      (70,000)     215,000
  Gain on sale of investment......................           ---          ---     (271,986)
                                                      ----------   ----------   ----------
    Net Cash From Operating Activities............     2,212,137    1,846,909    1,388,849
                                                      ----------   ----------   ----------

Cash Flow From (Used in) Investing Activities:
  Acquisitions of property, equipment and
    businesses....................................      (929,488)    (952,732)  (1,007,247)
  Purchases of investment securities..............      (226,728)    (335,915)    (178,727)
  Proceeds from sales of investment securities....       185,268      447,983      496,120
  Other...........................................        26,863       46,826       22,277
                                                      ----------   ----------   ----------
    Net Cash Used in Investing Activities.........      (944,085)    (793,838)    (667,577)
                                                      ----------   ----------   ----------

Cash Flow From (Used in) Financing Activities:
  Proceeds from borrowings with original
    maturities of more than three months..........       107,868      289,429      196,487
  Repayments of borrowings with original
    maturities of more than three months..........       (89,977)    (197,090)    (213,833)
  Proceeds from (repayments of) other borrowings..      (115,725)      30,124      381,848
  Purchases of common shares......................      (615,946)    (465,822)    (607,598)
  Proceeds from stock options exercised...........        36,214       27,536       74,027
  Dividends paid..................................      (602,356)    (548,044)    (488,413)
                                                      ----------   ----------   ----------
    Net Cash Used in Financing Activities.........    (1,279,922)    (863,867)    (657,482)
                                                      ----------   ----------   ----------

                      Abbott Laboratories and Subsidiaries

                             (Dollars in Thousands)

                                                             Year Ended December 31
                                                      ------------------------------------
                                                         1994         1993         1992
                                                      ----------   ----------   ----------
Effect of exchange rate changes on cash and
  cash equivalents.................................        1,466       (5,104)      (7,609)
                                                      ----------   ----------   ----------

Net Increase (Decrease) in Cash and Cash Equivalents     (10,404)     184,100       56,181
Cash and Cash Equivalents, Beginning of Year.......      300,676      116,576       60,395
                                                      ----------   ----------   ----------
Cash and Cash Equivalents, End of Year.............   $  290,272   $  300,676   $  116,576
                                                      ==========   ==========   ==========

Supplemental Cash Flow Information:
  Income taxes paid...............................    $  571,215   $  332,834   $  702,897
  Interest paid...................................        50,157       52,477       58,709


The accompanying notes to consolidated financial statements are an integral part of this statement.

                      Abbott Laboratories and Subsidiaries

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT

                  (Dollars in Thousands Except Per Share Data)

                                                             Year Ended December 31
                                                      ------------------------------------
                                                         1994         1993         1992
                                                      ----------   ----------   ----------
Common Shares:
  Issued at Beginning of Year
    Shares: 1994: 830,941,614; 1993: 846,017,815;
    1992: 860,765,782............................     $  469,828   $  442,390   $  361,008
  Issued under incentive stock programs
    Shares: 1994: 3,247,207; 1993: 2,602,920;
    1992: 5,865,601..............................         38,638       29,619       61,683
  Tax benefit from sale of option shares and
    vesting of restricted stock awards
    (no share effect)............................          9,800        8,300       29,800
  Retired - Shares: 1994: 21,142,219;
    1993: 17,679,121; 1992: 20,613,568...........        (13,096)     (10,481)     (10,101)
                                                      ----------   ----------   ----------
  Issued at End of Year
    Shares: 1994: 813,046,602; 1993: 830,941,614;
    1992: 846,017,815............................     $  505,170   $  469,828   $  442,390
                                                      ==========   ==========   ==========

Earnings Employed in the Business:
  Balance at Beginning of Year...................     $3,364,952   $2,990,689   $2,867,857
  Net earnings...................................      1,516,683    1,399,126    1,239,057
  Cash dividends declared on common shares
    (per share-1994: $.76; 1993: $.68; 1992: $.60)      (615,271)    (562,344)    (507,416)
  Cost of common shares and share rights
    retired in excess of stated capital amount...       (615,074)    (465,724)    (614,953)
  Cost of treasury shares issued below market
    value of restricted stock awards.............          1,144        3,205        6,144
                                                      ----------   ----------   ----------
  Balance at End of Year.........................     $3,652,434   $3,364,952   $2,990,689
                                                      ==========   ==========   ==========

Cumulative Translation Adjustments:
  Balance at Beginning of Year...................     $ (100,716)  $  (23,131)  $   37,621
  Translation adjustments........................         49,592      (77,585)     (60,752)
                                                      ----------   ----------   ----------
  Balance at End of Year.........................     $  (51,124)  $ (100,716)  $  (23,131)
                                                      ==========   ==========   ==========

                      Abbott Laboratories and Subsidiaries

                  (Dollars in Thousands Except Per Share Data)

                                                             Year Ended December 31
                                                      ------------------------------------
                                                         1994         1993         1992
                                                      ----------   ----------   ----------
Common Shares Held in Treasury:
  Balance at Beginning of Year
    Shares: 1994: 9,811,930; 1993: 9,965,386;
      1992: 10,236,556...........................     $   51,783   $   52,593   $   54,024
  Issued under incentive stock programs
    Shares: 1994: 45,050; 1993: 153,456;
    1992: 271,170................................           (238)        (810)      (1,431)
                                                      ----------   ----------   ----------
  Balance at End of Year
    Shares: 1994: 9,766,880; 1993: 9,811,930;
    1992: 9,965,386..............................     $   51,545   $   51,783   $   52,593
                                                      ==========   ==========   ==========

Unearned Compensation - Restricted Stock Awards:
  Balance at Beginning of Year...................     $    7,352   $    9,714   $    9,475
  Issued at market value - Shares: 1994: 35,000;
    1993: 144,000; 1992: 254,000.................          1,094        3,771        7,079
  Lapses - Shares: 1994: 21,600; 1993: 42,800;
    1992: 38,000.................................           (575)        (887)        (637)
  Amortization...................................         (2,336)      (5,246)      (6,203)
                                                      ----------   ----------   ----------
Balance at End of Year...........................     $    5,535   $    7,352   $    9,714
                                                      ==========   ==========   ==========

The accompanying notes to consolidated financial statements are an integral part of this statement.

                      Abbott Laboratories and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies

BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the parent company and subsidiaries, after elimination of intercompany transactions. The accounts of foreign subsidiaries are consolidated as of November 30.

CASH AND CASH EQUIVALENTS

     Cash equivalents consist of time deposits and certificates of deposit with original maturities of three months or less.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs.

PROPERTY AND EQUIPMENT

     Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets.

PRODUCT LIABILITY

     Provisions are made for the portions of probable losses that are not covered by product liability insurance.

TRANSLATION ADJUSTMENTS

     For foreign operations in highly inflationary economies, translation gains and losses are included in other (income) expense, net. For remaining foreign operations, translation adjustments are included as a component of shareholders' investment.

EARNINGS PER COMMON SHARE

     Earnings per common share amounts are computed using the weighted average number of common shares outstanding.

REVENUE RECOGNITION

     The Company recognizes revenue from product sales upon shipment to customers. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded.

                      Abbott Laboratories and Subsidiaries

Note 2 - Taxes on Earnings
(dollars in thousands)

     Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. Prior to 1993, provisions were made for the estimated amount of income taxes on reported earnings which were payable currently and in the future. The effect of this change on income before taxes and net income was not significant, and prior years' financial statements have not been restated.

     U.S. income taxes are provided on those earnings of foreign subsidiaries and subsidiaries operating in Puerto Rico under tax incentive grants, which are intended to be remitted to the parent company. Undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment aggregated $820,000 at December 31, 1994. Deferred income taxes not provided on these earnings are not significant.

     Earnings before taxes, and the related provisions for taxes on earnings, are as follows:

Earnings Before Taxes                             1994          1993          1992
                                               ----------    ----------    ----------
  Domestic.................................    $1,595,279    $1,480,163    $1,418,335
  Foreign..................................       571,411       463,067       320,418
                                               ----------    ----------    ----------
Total......................................    $2,166,690    $1,943,230    $1,738,753
                                               ==========    ==========    ==========

Taxes on Earnings                                 1994          1993          1992
                                               ----------    ----------    ----------
  Current:
    U.S. Federal and Possessions...........      $487,977      $355,813      $347,711
    State..................................        56,548        49,222        63,838
    Foreign................................       192,509       175,455       133,065
                                               ----------    ----------    ----------
  Total current............................       737,034       580,490       544,614
                                               ----------    ----------    ----------

  Deferred:
    Domestic...............................       (96,679)      (29,461)      (35,739)
    Foreign................................         9,801         2,066        (9,179)
    Enacted tax rate changes...............          (149)       (8,991)            -
                                               ----------    ----------    ----------
  Total deferred...........................       (87,027)      (36,386)      (44,918)
                                               ----------    ----------    ----------
Total......................................      $650,007      $544,104      $499,696
                                               ==========    ==========    ==========

                      Abbott Laboratories and Subsidiaries

     Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

                                                  1994          1993          1992
                                                 ------        ------        ------
Statutory tax rate...........................     35.0%         35.0%         34.0%
Benefit of tax exemptions in
  Puerto Rico, Italy, The Netherlands
  and Ireland................................     (5.1)         (6.7)         (6.1)
State taxes, net of federal benefit..........      1.7           1.7           2.1
All other, net...............................     (1.6)         (2.0)         (1.3)
                                                 ------        ------        ------
Effective tax rate...........................     30.0%         28.0%         28.7%
                                                 ======        ======        ======


     As of December 31, 1994 and 1993, total deferred tax assets were $767,857 and $632,112, respectively, and total deferred tax liabilities were $263,734 and $211,839, respectively. Valuation allowances for deferred tax assets are not significant. The temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                     1994           1993
                                                  ----------      ---------
Compensation and employee benefits...........     $  157,374      $ 113,927
Accounts receivable reserves.................        107,320         81,293
Inventory reserves...........................         77,787         81,201
Deferred intercompany profit.................         78,317         72,129
State income taxes...........................         37,394         30,715
Depreciation.................................       (167,773)      (145,767)
Other, primarily other accruals and
  reserves not currently deductible..........        203,075        173,145
                                                  ----------      ---------
Total........................................     $  493,494      $ 406,643
                                                  ==========      =========

                   Abbott Laboratories and Subsidiaries

Note 3 - Financial Instruments

     The Company enters into foreign currency forward exchange contracts to hedge intercompany loans and trade accounts payable where the functional currency of the lending and borrowing entities are not the same. Such contracts are also used to hedge foreign currency denominated third party trade payables and receivables. For intercompany loans, the contracts require the Company to sell foreign currencies, primarily Japanese yen and European currencies, in exchange for primarily U.S. dollars. For intercompany and trade payables and receivables, the currencies hedged are primarily the U.S. dollar, Japanese yen and European currencies. At December 31, 1994, 1993, and 1992, the Company held $717 million, $477 million and $400 million, respectively, of foreign currency forward exchange contracts. The contracts outstanding at December 31, 1994 mature in 1995. These contracts are marked to market each month. The resulting gains or losses are reflected in income and are generally offset by losses or gains on the exposures being hedged.

     The Company purchases U.S. dollar call options as a hedge of anticipated intercompany purchases by foreign subsidiaries whose functional currency is not the U.S. dollar. These contracts give the Company the right, but not the requirement, to purchase U.S. dollars in exchange for foreign currencies, primarily Japanese yen and European currencies, at predetermined exchange rates. At December 31, 1994, 1993, and 1992, the Company held $370 million, $59 million and $28 million, respectively, of U.S. dollar call option contracts. The contracts outstanding at December 31, 1994 mature in 1995. Realized and unrealized gains and losses on contracts that qualify as hedges of anticipated purchases by foreign subsidiaries are recognized in the same period that the foreign currency exposure is recognized. Contracts that do not qualify for hedge accounting are marked to market each month.

     The Company purchases foreign currency put options as a hedge against the effect of exchange rate fluctuations on income. These contracts give the Company the right, but not the requirement, to sell foreign currencies, primarily Japanese yen and European currencies, in exchange for U.S. dollars at predetermined exchange rates. These contracts are marked to market each month. The resulting gains or losses are reflected in income and are generally offset by losses or gains on the exposures being hedged. There were no such contracts outstanding at December 31, 1994, 1993, and 1992.

     The Company manages its exposure to short-term interest rate changes by entering into interest rate swap contracts which effectively convert the floating interest rate on a portion of the Company's commercial paper borrowings to fixed rates. At December 31, 1994 and 1993, the Company held a $200 million contract which matures in August, 1995 and at December 31, 1992, held contracts totaling $300 million. For 1994, the average floating rate received was 4.45% and the fixed rate paid was 4.72%. Gains or losses are recognized in income in the same period that the interest rate exposure is recognized.

     The gross unrealized holding gains/(losses) on current investment securities and those maturing after one year totalled $2.5 million and $(9.2) million at December 31, 1994, respectively.

                      Abbott Laboratories and Subsidiaries

     The carrying values and fair values of certain of the Company's financial instruments as of December 31 are shown in the table below. The carrying values of all other financial instruments approximate their estimated fair values.
Fair value is the quoted market price of the instrument held or the quoted market price of a similar instrument. The counterparties to financial instruments consist of select major international financial institutions. The Company does not expect any losses from nonperformance by these counterparties.

                                                                            (dollars in thousands)
                                       1994                  1993                   1992
                                ------------------    -------------------    --------------------
                                Carrying     Fair     Carrying     Fair      Carrying     Fair
                                 Value       Value     Value       Value      Value       Value
                                --------   --------   -------    --------    --------    ---------
Current Investment
  Securities................    $ 25,056   $ 25,160   $ 78,149   $ 78,319    $141,601   $142,887

Investment Securities
  Maturing after One Year...     316,195    309,362    221,815    231,879     270,639    285,763

Long-Term Debt..............    (308,750)  (276,134)  (308,920)  (304,038)   (117,165)  (115,568)

Foreign Currency Forward
  Exchange Contracts:
    In a (payable) position.      (1,564)    (1,564)         -          -           -          -
    In a receivable position       6,528      6,528          -          -           -          -
    In a net receivable
      position..............           -          -      7,830      7,830      11,572     11,572

Foreign Currency
  Option Contracts..........      14,660        744      2,014          0     (20,886)   (21,903)

Interest Rate Swaps:
  In a receivable position..           0      3,150          -          -           0      1,700
  In a (payable) position...           -          -          0     (2,280)          0     (1,190)

                      Abbott Laboratories and Subsidiaries

Note 4 - Benefit Plans
(dollars in thousands)

Retirement plans consist of defined benefit, defined contribution, and medical and dental plans.

      Pension benefits for the Company's defined benefit plans generally are based on the employee's years of service and compensation near retirement. Certain plan benefits would vest and certain restrictions on the use of plan assets would take effect upon a change in control of the Company.

      Net pension cost for the Company's significant defined benefit plans includes the following components:

                                                        1994          1993          1992
                                                      --------      --------     --------
Service cost - benefits earned during the year...     $ 67,768      $ 59,381     $ 52,128
Interest cost on projected benefit obligations...       85,414        84,864       76,355
Return on assets.................................          915      (128,221)     (46,128)
Net amortization and deferral....................     (125,186)         (729)     (74,779)
                                                      --------      --------     --------
Net pension cost.................................     $ 28,911      $ 15,295     $  7,576
                                                      ========      ========     ========

The plans' funded status at December 31 was as follows:

                                                        1994          1993          1992
                                                      --------      --------     --------
Actuarial present value of benefit obligations -
  Vested benefits................................     $799,425      $791,435     $620,537
  Nonvested benefits.............................      104,120        97,985       82,557
                                                      --------      --------     --------
Accumulated benefit obligations..................     $903,545      $889,420     $703,094
                                                      ========      ========     ========

Plans' assets at fair value, principally
  listed securities..............................    $1,321,051    $1,342,541   $1,244,881
Actuarial present value of projected
  benefit obligations............................     1,147,024     1,198,768      951,603
                                                     ----------    ----------   ----------
Projected benefit obligations less
  than plans' assets.............................       174,027       143,773      293,278
Unrecognized net transitional asset..............       (63,866)      (74,710)     (85,563)
Unrecognized prior service cost..................        15,274        30,951       32,455
Unrecognized net gain............................      (101,139)      (57,724)    (199,779)
                                                     ----------    ----------   ----------
Net prepaid pension cost.........................    $   24,296    $   42,290   $   40,391
                                                     ==========    ==========   ==========

                      Abbott Laboratories and Subsidiaries

Assumptions used for the Company's major defined benefit plan as of December 31 include:

                                                     1994        1993        1992
                                                    ------      ------      ------
Discount rate for determining obligations
  and interest cost.............................    8 1/2%      7 1/4%          9%
Expected aggregate average long-term change
  in compensation...............................        4%          4%          6%
Expected long-term rate of return on assets.....        9%          9%         10%

The Stock Retirement Plan is the principal defined contribution plan. Company contributions to this plan were $45,124 in 1994, $41,225 in 1993, and $37,055 in 1992, equal to 7.33 percent of dividends, as provided under the plan.

     The Company also provides certain medical and dental benefits to qualifying domestic retirees. Net post-retirement health care cost includes the following components:

                                                        1994          1993         1992
                                                      --------      --------     --------
Service cost - benefits earned during the year...      $27,605       $16,823      $14,681
Interest cost on accumulated post-retirement
  benefit obligations............................       35,578        29,266       25,355
Return on assets.................................          810        (9,239)      (6,489)
Net amortization and deferral....................       (1,561)        2,393         (583)
                                                       -------       -------      -------
Net post-retirement health care cost.............      $62,432       $39,243      $32,964
                                                       =======       =======      =======

The plans' funded status at December 31 was as follows:

                                                        1994          1993         1992
                                                     ---------     ---------    ---------
Actuarial present value of benefit obligations -
  Retirees.......................................    $ 164,153     $ 171,231    $ 115,463
  Fully eligible active participants.............      113,128       117,158       72,659
  Other active participants......................      186,778       162,219      127,688
                                                     ---------     ---------    ---------
Accumulated post-retirement benefit obligations..      464,059       450,608      315,810
Plans' assets at fair value, principally
  listed securities..............................       94,297       100,920       91,778
                                                     ---------     ---------    ---------
Accumulated post-retirement benefit obligations
  in excess of plans' assets.....................     (369,762)     (349,688)    (224,032)
Unrecognized net loss ...........................      129,477       161,692       58,125
                                                     ---------     ---------    ---------
Accrued post-retirement health care cost.........    $(240,285)    $(187,996)   $(165,907)
                                                     =========     =========    =========

                      Abbott Laboratories and Subsidiaries

The discount rate and expected long-term rate of return on assets assumptions are identical to those used for the Company's major defined benefit plan. A 9 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995. This rate is assumed to decrease gradually to 5 percent in year 2000 and remain at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates would increase the accumulated post-retirement benefit obligations as of December 31, 1994 by approximately $82,000 and the total of the service and interest cost components of net post-retirement health care cost for the year then ended by approximately $15,700.

     The Company also provides certain other post-employment benefits, primarily salary continuation plans, to qualifying domestic employees, and accrues for the related cost over the service lives of the employees.

                      Abbott Laboratories and Subsidiaries

Note 5 - Investment Securities
(dollars in thousands)

The following is a summary of investment securities at December 31:

Current Investment Securities                            1994         1993         1992
                                                       --------     --------     --------
  Time deposits and certificates of deposit........    $  8,050     $ 32,350     $ 84,430
  Corporate debt obligations.......................           -       40,155       38,285
  Debt obligations issued or guaranteed
    by various governments or government agencies..      17,006        5,644       18,886
                                                       --------     --------     --------
Total..............................................    $ 25,056     $ 78,149     $141,601
                                                       ========     ========     ========

Investment Securities Maturing after One Year            1994         1993         1992
                                                       --------     --------     --------
  Time deposits and certificates of deposit,
    maturing through 1999..........................    $ 66,500     $ 34,500     $ 54,500
  Corporate debt obligations, maturing through 2008     104,696       44,703       50,000
  Debt obligations issued or guaranteed
    by various governments or government agencies,
    maturing through 2006..........................     144,999      142,612      166,139
                                                       --------     --------     --------
Total..............................................    $316,195     $221,815     $270,639
                                                       ========     ========     ========

The Company generally holds investment securities until maturity. All investment securities classified as current as of December 31, 1994 mature before January 1, 1996.

     Of the investment securities listed above, $334,128, $293,888, and $409,105, were held at December 31, 1994, 1993, and 1992, respectively, by subsidiaries operating in Puerto Rico under tax incentive grants expiring from 2002 through 2007. In addition, these subsidiaries held cash equivalents of $164,700, $197,200, and $33,800 at December 31, 1994, 1993, and 1992,
respectively.

                      Abbott Laboratories and Subsidiaries

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

     Limited stock appreciation rights have been granted to certain holders of stock options and can be exercised, by surrendering related stock options, only upon a change in control of the Company. At December 31, 1994, 4,388,359 options, with purchase prices from $6.31 to $32.69 per share, were subject to limited stock appreciation rights. Upon a change in control of the Company, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards are deemed satisfied.

     At December 31, 1994, 12,116,674 shares were reserved for future grants under the 1991 Program.

     Data with respect to stock options under the 1991 Program and prior programs are as follows:

                                                        Options Outstanding
                                                   -----------------------------
                                                     Shares     Price per Share
                                                   ----------   ----------------
      January 1, 1994..........................    30,077,038   $ 5.27 to $33.82
      Granted..................................     1,894,815    27.32 to  32.26
      Exercised................................    (3,247,207)    5.27 to  32.69
      Lapsed...................................      (436,488)   16.83 to  33.47
                                                   ----------   ----------------
      December 31, 1994........................    28,288,158   $ 6.31 to $33.82
                                                   ==========   ================

      Exercisable at December 31, 1994.........    21,819,935   $ 6.31 to $33.82
                                                   ==========   ================

                      Abbott Laboratories and Subsidiaries

Note 7 - Debt and Lines of Credit
(dollars in thousands)

The following is a summary of long-term debt at December 31:

                                                1994        1993        1992
                                              --------    --------    --------
5.6% debentures, due 2003.................    $200,000    $200,000    $      -
Industrial revenue bonds at various
  rates of interest, averaging 3.9%
  at December 31, 1994, and due at
  various dates through 2023..............      82,600      82,600      82,600
Other, principally foreign affiliate
  borrowings at various rates of
  interest, averaging 3.7% at
  December 31, 1994, and due at
  various dates through 1998..............       4,491      24,240      27,418
                                              --------    --------    --------
Total, net of current maturities..........    $287,091    $306,840    $110,018

Current maturities of long-term debt......      21,659       2,080       7,147
                                              --------    --------    --------
Total.....................................    $308,750    $308,920    $117,165
                                              ========    ========    ========

Payments required on long-term debt outstanding at December 31, 1994, are $1,483 in 1996, $4,308 in 1997, $2,500 in 1998, and $800 in 1999.

     At December 31, 1994, the Company had $300,000 of unused domestic lines of credit which support domestic commercial paper borrowing arrangements. Related compensating balances, which are subject to withdrawal by the Company at its option, and commitment fees are not material. The Company's weighted average interest rate on short-term borrowings was 6.1%, 4.1%, and 5.0% at December 31, 1994, 1993, and 1992, respectively.

     The Company may issue up to $300,000 of senior debt securities in the future under a registration statement filed with the Securities and Exchange Commission in 1993.

                      Abbott Laboratories and Subsidiaries

Note 8 - Quarterly Results (Unaudited)

(dollars in millions
except per share data)

                                                 1994        1993        1992
                                               --------    --------    --------
FIRST QUARTER
Net Sales.................................     $2,215.2    $2,045.6    $1,877.9
Gross Profit..............................      1,251.0     1,112.4     1,033.2
Net Earnings..............................        366.2       345.5       294.2
Earnings Per Common Share.................          .45         .41         .35

SECOND QUARTER
Net Sales.................................     $2,204.1    $2,073.8    $1,908.7
Gross Profit..............................      1,257.2     1,186.8     1,045.7
Net Earnings..............................        376.6       346.1       317.1
Earnings Per Common Share.................          .46         .42         .37

THIRD QUARTER
Net Sales.................................     $2,254.8    $2,060.4    $1,968.8
Gross Profit..............................      1,239.0     1,143.4     1,076.1
Net Earnings..............................        351.3       316.2       278.8
Earnings Per Common Share.................          .43         .38         .33

FOURTH QUARTER
Net Sales.................................     $2,481.9    $2,228.0    $2,096.5
Gross Profit..............................      1,415.0     1,280.5     1,191.6
Net Earnings..............................        422.6       391.3       349.0
Earnings Per Common Share.................          .53         .48         .42

                      Abbott Laboratories and Subsidiaries

Note 9 - Litigation and Environmental Matters

The Company is involved in various claims and legal proceedings including numerous antitrust suits and investigations in connection with the sale and marketing of infant formula products and the pricing of prescription pharmaceuticals.

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

     While it is not feasible to predict the outcome of such pending claims, proceedings, investigations and remediation activities with certainty, management is of the opinion that their ultimate disposition should not have a material adverse effect on the Company's financial position, cash flows, or results of operations.

                      Abbott Laboratories and Subsidiaries

Note 10 - Other Significant Events

In June 1992, the Company voluntarily withdrew from the worldwide market its quinolone anti-infective, temafloxacin, and recorded a charge of $215 million for costs associated with this withdrawal. In the second quarter 1993, the Company resolved various contingencies relative to the temafloxacin withdrawal and recorded a credit of $70 million for these items.

      In the first quarter 1993, the Company sold its peritoneal dialysis product line. The gain on the sale is reported in other (income) expense, net. In May 1992, the Company sold its 20 percent investment in Boston Scientific Corporation for a pretax gain of $272 million.

      In December, 1994 a United Kingdom subsidiary of the Company purchased the operating assets of the nutritional business of Puleva Union Industrial y Agroganadera, S.A. for $106 million. Had this acquisition taken place on January 1, 1994, consolidated sales and net income would not have been significantly different from reported amounts.

                      Abbott Laboratories and Subsidiaries

Note 11 - Industry Segment and Geographic Area Information
(dollars in millions)

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

                      Abbott Laboratories and Subsidiaries

Industry Segments (a)                              1994       1993       1992
                                                  ------     ------     ------
Net Sales
  Pharmaceutical and nutritional..............    $4,951     $4,389     $4,025
  Hospital and laboratory.....................     4,205      4,019      3,827
                                                  ------     ------     ------
Total ........................................    $9,156     $8,408     $7,852
                                                  ======     ======     ======

Operating Profit
  Pharmaceutical and nutritional (b)..........    $1,385     $1,211     $  879
  Hospital and laboratory (c).................       818        794        703
                                                  ------     ------     ------
  Operating Profit............................     2,203      2,005      1,582
  Corporate expenses, net (d).................        23         46        104
  Interest (income) expense, net..............        13         16         11
  Gain on sale of investment..................         -          -       (272)
                                                  ------     ------     ------
Earnings Before Taxes.........................    $2,167     $1,943     $1,739
                                                  ======     ======     ======

Identifiable Assets
  Pharmaceutical and nutritional..............    $3,415     $3,046     $2,616
  Hospital and laboratory.....................     3,596      3,296      3,108
  General corporate (e).......................     1,513      1,347      1,217
                                                  ------     ------     ------
Total ........................................    $8,524     $7,689     $6,941
                                                  ======     ======     ======

Capital Expenditures
  Pharmaceutical and nutritional..............    $  478     $  475     $  502
  Hospital and laboratory.....................       447        474        500
  General corporate...........................         4          4          5
                                                  ------     ------     ------
Total ........................................    $  929     $  953     $1,007
                                                  ======     ======     ======

Depreciation and Amortization
  Pharmaceutical and nutritional..............    $  213     $  189     $  161
  Hospital and laboratory.....................       295        292        264
  General corporate...........................         3          3          3
                                                  ------     ------     ------
Total ........................................    $  511     $  484     $  428
                                                  ======     ======     ======

                      Abbott Laboratories and Subsidiaries

Geographic Areas (a)                               1994       1993       1992
                                                  ------     ------     ------
Net Sales
  United States:
    Domestic and export customers.............    $5,758     $5,347     $4,918
    Inter-area................................     1,143        932        930
                                                  ------     ------     ------
  Total United States.........................     6,901      6,279      5,848
  Latin America...............................       490        413        339
  Europe, Mideast and Africa..................     1,662      1,554      1,649
  Pacific, Far East and Canada................     1,246      1,094        946
  Eliminations................................    (1,143)      (932)      (930)
                                                  ------     ------     ------
Total.........................................    $9,156     $8,408     $7,852
                                                  ======     ======     ======

Operating Profit (b) and (c)
  United States...............................    $1,558     $1,390     $1,114
  Latin America...............................       131        106         70
  Europe, Mideast and Africa..................       352        301        260
  Pacific, Far East and Canada................       182        189        143
  Eliminations................................       (20)        19         (5)
                                                  ------     ------     ------
Total.........................................    $2,203     $2,005     $1,582
                                                  ======     ======     ======

Identifiable Assets,
  Excluding General Corporate Assets (e)

  United States...............................    $4,809     $4,492     $4,017
  Latin America...............................       274        228        188
  Europe, Mideast and Africa..................     1,298      1,096      1,089
  Pacific, Far East and Canada................       827        703        627
  Eliminations................................      (197)      (177)      (197)
                                                  ------     ------     ------
Total.........................................    $7,011     $6,342     $5,724
                                                  ======     ======     ======

                      Abbott Laboratories and Subsidiaries

(a) Net sales and operating profit were not significantly impacted by the fluctuations in the U.S. dollar in 1994. In 1993, net sales and operating profit were unfavorably affected by the relatively stronger U.S. dollar, while 1992 was favorably affected by the relatively weaker U.S. dollar.

(b) The 1992 operating profit was unfavorably impacted by the pretax charge of $215 for costs associated with the voluntary withdrawal of temafloxacin from the worldwide market. The 1993 operating profit was favorably impacted by the $70 pretax credit resulting from resolution of various contingencies related to the withdrawal. The operating profit for 1993 was unfavorably impacted by the $104 pretax charge reflecting the settlement of certain claims and legal proceedings in connection with the sale and marketing of infant formula products. In 1994, a similar pretax amount was charged against earnings for other pending and settled litigation.

(c) The 1993 operating profit was favorably impacted by the gain on the sale of the peritoneal dialysis product line.

(d) Corporate expenses not allocated to segments include results from joint ventures, minority interest expenses, net foreign exchange losses, and other general corporate income and expense. Net foreign exchange losses were $30.8 in 1994, $41.3 in 1993, and $93.2 in 1992.

(e) General corporate assets are principally prepaid income taxes, cash and cash equivalents, investment securities, and investments in joint ventures.

                      Abbott Laboratories and Subsidiaries

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Abbott Laboratories:

     We have audited the accompanying consolidated balance sheet of Abbott Laboratories (an Illinois corporation) and Subsidiaries as of December 31, 1994, 1993, and 1992, and the related consolidated statements of earnings, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abbott Laboratories and Subsidiaries as of December 31, 1994, 1993, and 1992, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


Chicago, Illinois,
January 13, 1995                                   Arthur Andersen LLP

                      Abbott Laboratories and Subsidiaries

                        AUDIT COMMITTEE CHAIRMAN'S REPORT


     The Audit Committee of the Board of Directors is composed of six non-employee directors. The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Committee held two meetings during 1994. In fulfilling its responsibility, the Committee recommended to the Board of Directors, subject to shareholder approval, the selection of the Company's independent public accountants. The Audit Committee discussed with the internal auditors and the independent public accountants the overall scope and specific plans for their respective audits. The Committee also discussed the Company's consolidated financial statements and the adequacy of the Company's internal controls. During the Audit Committee meetings the Committee met with the internal auditors and independent public accountants, without management present, to discuss the results of their audits, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The meetings also were designed to facilitate any private communication with the Committee desired by the internal auditors or independent public accountants.




John R. Walter
Chairman, Audit Committee

                      Abbott Laboratories and Subsidiaries

                    MANAGEMENT REPORT ON FINANCIAL STATEMENTS


     Management has prepared and is responsible for the Company's consolidated financial statements and related notes. They have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management. All financial information in this annual report is consistent with the consolidated financial statements.

     The Company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of consolidated financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function which evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies, and procedures.

     The Company's consolidated financial statements have been audited by independent public accountants who have expressed their opinion with respect to the fairness of these statements.




Duane L. Burnham
Chairman and Chief Executive Officer



Gary P. Coughlan
Senior Vice President, Finance and Chief Financial Officer



Theodore A. Olson
Vice President and Controller

                      Abbott Laboratories and Subsidiaries

                                FINANCIAL REVIEW


RESULTS OF OPERATIONS

SALES

The following table details the components of sales growth by industry segment and geographic area for the last three years:

                                Total %     Components of Change (%)
      Worldwide Sales           Change    Price   Volume   Exchange
      ---------------           -------   -----   ------   --------
Total Worldwide
      1994 vs. 1993..........     8.9      0.8      8.0      0.1
      1993 vs. 1992..........     7.1      0.9      8.6     (2.4)
      1992 vs. 1991..........    14.2      2.9     10.6      0.7
Domestic
      1994 vs. 1993..........     7.6      1.0      6.6        -
      1993 vs. 1992..........     8.7      0.6      8.1        -
      1992 vs. 1991..........    13.1      3.5      9.6        -
International
      1994 vs. 1993..........    11.1      0.5     10.4      0.2
      1993 vs. 1992..........     4.5      1.4      9.5     (6.4)
      1992 vs. 1991..........    16.0      1.8     12.5      1.7

Pharmaceutical and
  Nutritional Products
- ----------------------
Total Worldwide
      1994 vs. 1993..........    12.8      1.8     11.1     (0.1)
      1993 vs. 1992..........     9.0      1.7      9.2     (1.9)
      1992 vs. 1991..........    14.6      5.3      9.2      0.1
Domestic
      1994 vs. 1993..........    10.8      1.8      9.0        -
      1993 vs. 1992..........    10.2      1.0      9.2        -
      1992 vs. 1991..........    14.5      5.6      8.9        -
International
      1994 vs. 1993..........    17.2      1.9     15.6     (0.3)
      1993 vs. 1992..........     6.5      3.4      9.2     (6.1)
      1992 vs. 1991..........    14.7      3.3     11.0      0.4


                      Abbott Laboratories and Subsidiaries

Hospital and                    Total %     Components of Change (%)
  Laboratory Products           Change    Price   Volume   Exchange
- ---------------------           -------   -----   ------   --------
Total Worldwide
      1994 vs. 1993..........     4.6     (0.4)     4.7      0.3
      1993 vs. 1992..........     5.0        -      8.0     (3.0)
      1992 vs. 1991..........    13.7      1.0     11.5      1.2
Domestic
      1994 vs. 1993..........     3.1     (0.2)     3.3        -
      1993 vs. 1992..........     6.6      0.1      6.5        -
      1992 vs. 1991..........    11.2      1.1     10.1        -
International
      1994 vs. 1993..........     6.5     (0.6)     6.5      0.6
      1993 vs. 1992..........     3.0     (0.1)     9.8     (6.7)
      1992 vs. 1991..........    17.0      0.8     13.5      2.7


Sales of new products in the pharmaceutical and nutritional segment and the hospital and laboratory segment in 1994 are estimated to be $190 million and $305 million, respectively. Sales in international markets represented approximately 38 percent of worldwide sales.

                      Abbott Laboratories and Subsidiaries

                                FINANCIAL REVIEW


     The classes of products which contributed at least 10 percent to consolidated net sales in at least one of the last three years were:

(dollars in millions)                               1994      1993      1992
                                                   ------    ------    ------
Infant Formula...................................  $1,180    $1,147    $1,075
Fluids and Equipment.............................     853       836       924
Medical Nutritionals.............................   1,011       864       760
Anti-Infectives..................................     994       784       685


Worldwide sales of infant formula increased in 1994 primarily due to net price increases, and in 1993 primarily due to unit growth. Fluids and equipment sales increased in 1994 primarily due to unit growth, and decreased in 1993 due to the sale of a product line. Increases in medical nutritionals and anti-infectives were primarily due to unit increases.

OPERATING EARNINGS

Gross profit margins (sales less cost of products sold, including freight and distribution expenses) were 56.4 percent of sales in 1994, 56.2 percent in 1993, and 55.4 percent in 1992. Productivity improvements, favorable product mix and net price increases in some product lines offset the impacts of inflation and competitive pricing pressures in other product lines. Fluctuations in the U.S. dollar had an insignificant impact on gross profit margins in 1994. In 1993, gross profit margins were unfavorably impacted by the relatively stronger U.S. dollar while 1992 was favorably affected by the relatively weaker U.S. dollar. In the U.S., states receive price rebates from manufacturers of infant formula under the federally subsidized Special Supplemental Food Program for Women, Infants, and Children (WIC). The WIC rebate programs continue to have a negative effect on the gross profit margins of this portion of the infant formula business.

     Research and development expense increased to $964 million in 1994, and represented 10.5 percent of net sales in 1994 and 1993, and 9.8 percent of net sales in 1992. Research and development expenditures continue to be concentrated on diagnostic and pharmaceutical products.

                      Abbott Laboratories and Subsidiaries

     Selling, general and administrative expenses increased 3.3 percent in 1994, compared to increases of 8.5 percent in 1993, and 21.1 percent in 1992. The 1994 increase reflects a higher level of selling and marketing to support pharmaceutical and nutritional new product launches. The 1993 increase reflects a pretax charge to earnings of approximately $104 million for the settlement of certain claims and legal proceedings in connection with the sale and marketing of infant formula products. A similar amount was charged against earnings in 1994 for other pending and settled litigation. The 1992 increase resulted from higher levels of selling and marketing expenditures for support of pharmaceutical and diagnostic new product launches.

     In June 1992, the Company voluntarily withdrew from the worldwide market its quinolone anti-infective, temafloxacin, and recorded a pretax charge of $215 million for costs associated with this withdrawal. In 1993, the Company resolved various contingencies relative to the temafloxacin withdrawal and recorded a pretax credit to earnings of $70 million for these items.

NON-OPERATING (INCOME) EXPENSE

Other (income) expense, net, includes net foreign exchange losses of $30.8 million in 1994, $41.3 million in 1993, and $93.2 million in 1992, including net exchange (gains) losses on foreign currency contracts. These contracts were purchased to manage the Company's exposure to foreign currency rate changes. Other (income) expense, net, also includes the Company's share of the income from joint ventures, primarily TAP Pharmaceuticals Inc., and, in 1993, the gain on the sale of the Company's peritoneal dialysis product line.

In May 1992, the Company sold its 20 percent investment in Boston Scientific Corporation for a pretax gain of $272 million. Net proceeds from the sale were used toward the purchase of eight million shares of the Company's common stock.

                      Abbott Laboratories and Subsidiaries

TAXES ON EARNINGS

The Company's effective income tax rate for 1994 was 30.0 percent, compared to
28.0 percent for 1993 and 28.7 percent for 1992. The 1994 tax rate was impacted by the reduction in tax incentive grants for Puerto Rico operations. The 1993 tax rate was impacted by the increase in the statutory U.S. Federal income tax rate.

FINANCIAL CONDITION

CASH FLOW

The Company expects positive cash flow from operating activities to continue to approximate or exceed the Company's capital expenditures and cash dividends.

DEBT AND CAPITAL

The Company has maintained its favorable bond ratings (AAA by Standard & Poor's Corporation and Aa1 by Moody's Investors Service) and continues to have readily available financial resources, including unused domestic lines of credit of $300 million at December 31, 1994. These lines of credit support domestic commercial paper borrowing arrangements.

                      Abbott Laboratories and Subsidiaries

     In 1993, the Company filed a registration statement with the Securities and Exchange Commission for the issuance of $500 million of senior debt securities and issued $200 million of 5.6% notes due 2003. Net proceeds were used to retire short-term borrowings and for the purchase of the Company's common shares. The Company may issue up to an additional $300 million of debt securities in the future under this registration statement.

     During the last three years, the Company purchased 58,080,000 of its common shares at a cost of $1.689 billion, including 6,630,000 shares of the 20,000,000 shares authorized for purchase by the Board of Directors in September 1994.

CAPITAL EXPENDITURES

Capital expenditures of $929 million in 1994, $953 million in 1993, and $1.0 billion in 1992, were principally for upgrading and expanding manufacturing and research and development facilities in both segments and for administrative support facilities. This level of capital expenditures is expected to continue over the next few years, with a relatively equal proportion dedicated to each segment.

BUSINESS ACQUISITION

In December, 1994 a United Kingdom subsidiary of the Company purchased the operating assets of the nutritional business of Puleva Union Industrial y Agroganadera, S.A. for $106 million. This acquisition will allow the Company to strengthen its market position in Spain and in other countries in southern Europe. Had this acquisition taken place on January 1, 1994, consolidated sales and income would not have been significantly different from reported amounts.

                      Abbott Laboratories and Subsidiaries

LEGISLATIVE ISSUES

The Company's primary markets are highly competitive and subject to substantial government regulation and the trend is toward more stringent regulation. The Company expects debate to continue during 1995 at both the federal and the state level over the availability, method of delivery, and payment for health care products and services. The Company believes that if legislation is enacted, it could have the effect of reducing prices, or reducing the rate of price increases, for health and medical insurance and medical products and services. International operations are also subject to a significant degree of government regulation. It is not possible to predict the extent to which the Company or the health care industry in general might be adversely affected by these factors in the future. A more complete discussion of these factors is contained in
Item 1, Business, in the Annual Report on Form 10-K, which is available upon request.

                                                                      Exhibit 13

                      Abbott Laboratories and Subsidiaries

                       SUMMARY OF SELECTED FINANCIAL DATA

                             Year Ended December 31

                   (Dollars in Millions Except Per Share Data)

                                                 1994       1993       1992       1991       1990
                                               --------   --------   --------   --------   --------
Summary of Operations:
Net sales................................      $9,156.0    8,407.8    7,851.9    6,876.6    6,158.7
Cost of products sold....................      $3,993.8    3,684.7    3,505.3    3,140.0    2,910.1
Research and development.................      $  963.5      881.0      772.4      666.3      567.0
Selling, general and administrative......      $2,054.5    1,988.2    1,833.2    1,513.3    1,275.6
Operating earnings (1)...................      $2,144.2    1,924.0    1,526.0    1,557.0    1,406.0
Interest expense.........................      $   49.7       54.3       53.0       63.8       91.4
Interest and dividend income.............      $  (36.9)     (37.8)     (42.3)     (45.1)     (51.6)
Other (income) expense, net..............      $  (35.3)     (35.7)      48.5       (5.9)      15.5
Earnings before taxes (2)................      $2,166.7    1,943.2    1,738.8    1,544.2    1,350.7
Taxes on earnings........................      $  650.0      544.1      499.7      455.5      384.9
Earnings before extraordinary gain and
  accounting change (3)..................      $1,516.7    1,399.1    1,239.1    1,088.7      965.8
Earnings per common share before extra-
  ordinary gain and accounting change (3)      $   1.87       1.69       1.47       1.27       1.11

Financial Position:
Working capital..........................      $  400.5      490.6      449.2      661.7      460.0
Investment securities maturing
  after one year.........................      $  316.2      221.8      270.6      340.2      314.0
Net property and equipment...............      $3,920.9    3,511.0    3,099.2    2,662.1    2,375.8
Total assets.............................      $8,523.7    7,688.6    6,941.2    6,255.3    5,563.2
Long-term debt...........................      $  287.1      306.8      110.0      125.1      134.8
Shareholders' investment.................      $4,049.4    3,674.9    3,347.6    3,203.0    2,833.6
Return on shareholders' investment.......      %   39.3       39.8       37.8       36.1       34.7
Book value per share.....................      $   5.04       4.48       4.00       3.77       3.30

Other Statistics:
Gross profit margin......................      %   56.4       56.2       55.4       54.3       52.7
Research and development to net sales....      %   10.5       10.5        9.8        9.7        9.2
Capital expenditures.....................      $  929.5      952.7    1,007.2      732.8      629.5
Cash dividends declared per common share.      $    .76        .68        .60        .50        .42
Common shares outstanding (in thousands).       803,280    821,130    836,052    850,530    858,282
Number of common shareholders............        86,324     82,947     75,703     56,541     49,827
Number of employees......................        49,464     49,659     48,118     45,694     43,770
Sales per employee (in dollars)..........      $185,105    169,312    163,180    150,492    140,706
Market price per share-high..............      $ 34         30 7/8     34 1/8     34 3/4     23 1/8
Market price per share-low...............      $ 25 3/8     22 5/8     26 1/8     19 5/8     15 5/8
Market price per share-close.............      $ 32 5/8     29 5/8     30 3/8     34 3/8     22 1/2

                      Abbott Laboratories and Subsidiaries

                             Year Ended December 31

                   (Dollars in Millions Except Per Share Data)

                                                 1989       1988       1987       1986       1985
                                               --------   --------   --------   --------   --------
Summary of Operations:
Net sales................................      $5,379.8    4,937.0    4,387.9    3,807.6    3,360.3
Cost of products sold....................      $2,556.7    2,353.2    2,101.9    1,868.4    1,694.9
Research and development.................      $  501.8      454.6      361.3      284.9      240.6
Selling, general and administrative......      $1,100.2    1,027.2      919.0      775.7      687.7
Operating earnings.......................      $1,221.1    1,102.0    1,005.7      878.6      737.1
Interest expense.........................      $   74.4       85.0       77.6       86.3       98.1
Interest and dividend income.............      $  (73.8)     (69.4)     (56.7)     (63.1)     (76.0)
Other (income) expense, net..............      $   26.3       30.9       47.7       36.7       20.5
Earnings before taxes....................      $1,194.2    1,055.5      937.1      818.7      694.5
Taxes on earnings........................      $  334.4      303.5      304.5      278.2      229.2
Earnings before extraordinary gain and
  accounting change......................      $  859.8      752.0      632.6      540.5      465.3
Earnings per common share before extra-
  ordinary gain and accounting change....      $    .96        .83        .69        .58        .48

Financial Position:
Working capital..........................      $  719.2      913.3      668.7      585.4      891.9
Investment securities maturing
  after one year.........................      $  300.0      285.7      292.9      254.2      281.1
Net property and equipment...............      $2,090.2    1,952.6    1,741.6    1,543.3    1,368.5
Total assets.............................      $4,851.6    4,825.1    4,385.7    3,865.6    3,468.4
Long-term debt...........................      $  146.7      349.3      271.0      297.4      443.0
Shareholders' investment.................      $2,726.4    2,464.6    2,093.5    1,778.9    1,870.7
Return on shareholders' investment.......      %   33.1       33.0       32.7       29.6       26.8
Book value per share.....................      $   3.08       2.74       2.31       1.94       1.96

Other Statistics:
Gross profit margin......................      %   52.5       52.3       52.1       50.9       49.6
Research and development to net sales....      %    9.3        9.2        8.2        7.5        7.2
Capital expenditures.....................      $  501.5      521.2      432.7      383.4      292.9
Cash dividends declared per common share.      $    .35        .30        .25        .21       .175
Common shares outstanding (in thousands).       884,958    899,384    906,924    915,356    956,764
Number of common shareholders............        45,361     46,324     45,822     40,387     34,923
Number of employees......................        40,929     38,751     37,828     35,754     34,742
Sales per employee (in dollars)..........      $131,441    127,403    115,995    106,495     96,721
Market price per share-high..............      $ 17 5/8     13 1/8     16 3/4     13 3/4      9
Market price per share-low...............      $ 11 1/2     10 3/4     10          7 7/8      5
Market price per share-close.............      $ 17         12         12         11 3/8      8 1/2

                      Abbott Laboratories and Subsidiaries

                             Year Ended December 31

                   (Dollars in Millions Except Per Share Data)


                                               1984
                                             --------
Summary of Operations:
Net sales................................    $3,104.0
Cost of products sold....................    $1,565.4
Research and development.................    $  218.7
Selling, general and administrative......    $  643.4
Operating earnings ......................    $  676.5
Interest expense.........................    $   94.2
Interest and dividend income.............    $  (70.5)
Other (income) expense, net..............    $    6.6
Earnings before taxes ...................    $  646.2
Taxes on earnings........................    $  243.6
Earnings before extraordinary gain and
  accounting change .....................    $  402.6
Earnings per common share before extra-
  ordinary gain and accounting change ...    $    .42

Financial Position:

Working capital..........................    $  743.3
Investment securities maturing
  after one year.........................    $  327.4
Net property and equipment...............    $1,236.6
Total assets.............................    $3,170.4
Long-term debt...........................    $  470.2
Shareholders' investment.................    $1,602.7
Return on shareholders' investment.......    %   26.7
Book value per share.....................    $   1.67

OTHER STATISTICS:

Gross profit margin......................    %   49.6
Research and development to net sales....    %    7.0
Capital expenditures.....................    $  334.8
Cash dividends declared per common share.    $    .15
Common shares outstanding (in thousands).     961,876
Number of common shareholders............      34,963
Number of employees......................      33,668
Sales per employee (in dollars)..........    $ 92,193
Market price per share-high..............    $  6 1/8
Market price per share-low...............    $  4 5/8
Market price per share-close.............    $  5 1/8

                      Abbott Laboratories and Subsidiaries

                             Year Ended December 31

                   (Dollars in Millions Except Per Share Data)


(1) In 1992, the Company recorded a pretax charge of $215 for costs associated with the voluntary withdrawal of temafloxacin from the worldwide market. In 1993, the Company resolved various contingencies related to the withdrawal and recorded a pretax credit of $70.

(2) In 1992, the Company recorded a pretax gain of $272 on the sale of its investment in Boston Scientific Corporation.

(3) In 1991, the Company realized an after-tax gain of $128, or $.15 per share, on the sale of an investment. The Company also adopted Statement of Financial Accounting Standards No. 106, which resulted in an after-tax transition expense of $128, or $.15 per share.