Form 10-K405, Exhibit 13
period 1995-12-31
ABBOTT LABORATORIES
filed 1996-03-11
CIK 1800

                                                                      Exhibit 13

The portions of the Abbott Laboratories Annual Report for the year ended December 31, 1995 captioned Financial Review, Consolidated Balance Sheet, Consolidated Statement of Earnings, Consolidated Statement of Cash Flows, Consolidated Statement of Shareholders' Investment, Notes to Consolidated Financial Statements, Report of Independent Public Accountants, and the applicable portions of the section captioned Summary of Financial Data for the Years 1991 through 1995.

                      Abbott Laboratories and Subsidiaries

                           CONSOLIDATED BALANCE SHEET
                             (Dollars in Thousands)

                                     ASSETS


                                                                     December 31
                                                       ----------------------------------------
                                                          1995           1994           1993
                                                       ----------     ----------     ----------
Current Assets:
  Cash and cash equivalents                            $  281,197     $  290,272     $  300,676
  Investment securities                                    34,500         25,056         78,149
  Trade receivables, less allowances of -
  1995: $157,990; 1994: $128,929; 1993: $116,925        1,563,038      1,468,519      1,336,222
  Inventories -
    Finished products                                     560,637        514,715        476,548
    Work in process                                       238,943        218,643        216,493
    Materials                                             311,361        284,833        247,492
                                                       ----------     ----------     ----------
      Total inventories                                 1,110,941      1,018,191        940,533

  Prepaid income taxes                                    651,436        549,091        458,026
  Other prepaid expenses and receivables                  585,599        525,199        471,929
                                                       ----------     ----------     ----------
  Total Current Assets                                  4,226,711      3,876,328      3,585,535
                                                       ----------     ----------     ----------

Investment Securities Maturing after One Year             422,547        316,195        221,815
                                                       ----------     ----------     ----------
Property and Equipment, at Cost:
  Land                                                    152,401        145,634        137,636
  Buildings                                             1,531,202      1,349,668      1,261,620
  Equipment                                             5,518,210      4,764,296      4,169,279
  Construction in progress                                560,629        794,006        652,611
                                                       ----------     ----------     ----------
                                                        7,762,442      7,053,604      6,221,146
  Less: accumulated depreciation
    and amortization                                    3,512,904      3,132,754      2,710,155
                                                       ----------     ----------     ----------
  Net Property and Equipment                            4,249,538      3,920,850      3,510,991

Deferred Charges and Other Assets                         513,784        410,351        370,228
                                                       ----------     ----------     ----------
                                                       $9,412,580     $8,523,724     $7,688,569
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------


The accompanying notes to consolidated financial statements are an integral part of this statement.

                      Abbott Laboratories and Subsidiaries

                           CONSOLIDATED BALANCE SHEET

                             (Dollars in Thousands)

                    LIABILITIES AND SHAREHOLDERS' INVESTMENT


                                                                     December 31
                                                       ----------------------------------------
                                                          1995           1994           1993
                                                       ----------     ----------     ----------
Current Liabilities:
  Short-term borrowings and current portion of
     long-term debt. . . . . . . . . . . . . . . . .  $ 1,049,863     $  772,503     $  843,594
  Trade accounts payable . . . . . . . . . . . . . .      755,921        671,100        638,509
  Salaries, wages and commissions. . . . . . . . . .      286,186        270,539        215,432
  Other accrued liabilities. . . . . . . . . . . . .    1,217,016      1,140,154        933,049
  Dividends payable. . . . . . . . . . . . . . . . .      165,354        152,515        139,600
  Income taxes payable . . . . . . . . . . . . . . .      315,974        469,055        324,749
                                                       ----------     ----------     ----------
     Total Current Liabilities . . . . . . . . . . .    3,790,314      3,475,866      3,094,933
                                                       ----------     ----------     ----------

Long-Term Debt . . . . . . . . . . . . . . . . . . .      435,198        287,091        306,840
                                                       ----------     ----------     ----------

Other Liabilities and Deferrals:
  Deferred income taxes. . . . . . . . . . . . . . .       67,993         55,597         51,383
  Other. . . . . . . . . . . . . . . . . . . . . . .      722,228        655,770        560,484
                                                       ----------     ----------     ----------
  Total Other Liabilities and Deferrals. . . . . . .      790,221        711,367        611,867
                                                       ----------     ----------     ----------
Shareholders' Investment:
  Preferred shares, one dollar par value
    Authorized - 1,000,000 shares, none issued . . .          ---            ---            ---
  Common shares, without par value
    Authorized - 1,200,000,000 shares
    Issued at stated capital amount -
    Shares: 1995: 797,021,211; 1994: 813,046,602;
    1993: 830,941,614  . . . . . . . . . . . . . . .      581,562        505,170        469,828
Earnings employed in the business. . . . . . . . . .    3,926,917      3,652,434      3,364,952
Cumulative translation adjustments . . . . . . . . .      (55,646)       (51,124)      (100,716)
                                                       ----------     ----------     ----------
                                                        4,452,833      4,106,480      3,734,064
Less:
Common shares held in treasury, at cost -
  Shares: 1995: 9,714,379; 1994: 9,766,880;
  1993: 9,811,930. . . . . . . . . . . . . . . . . .       51,268         51,545         51,783
Unearned compensation - restricted stock awards. . .        4,718          5,535          7,352
                                                       ----------     ----------     ----------
  Total Shareholders' Investment . . . . . . . . . .    4,396,847      4,049,400      3,674,929
                                                       ----------     ----------     ----------
                                                       $9,412,580     $8,523,724     $7,688,569
                                                       ----------     ----------     ----------
                                                       ----------     ----------     ----------

                      Abbott Laboratories and Subsidiaries

                       CONSOLIDATED STATEMENT OF EARNINGS

                  (Dollars in Thousands Except Per Share Data)


                                                                Year Ended December 31
                                                      -----------------------------------------
                                                         1995           1994           1993
                                                      -----------    -----------    -----------
Net Sales. . . . . . . . . . . . . . . . . . . . . .  $10,012,194    $ 9,156,009    $ 8,407,843
                                                      -----------    -----------    -----------
Cost of products sold. . . . . . . . . . . . . . . .    4,325,805      3,993,831      3,684,727
Research and development . . . . . . . . . . . . . .    1,072,745        963,516        880,974
Selling, general and administrative. . . . . . . . .    2,230,740      2,054,455      1,988,176
Provision for product withdrawal . . . . . . . . . .          ---            ---        (70,000)
                                                      -----------    -----------    -----------
  Total Operating Cost and Expenses. . . . . . . . .    7,629,290      7,011,802      6,483,877
                                                      -----------    -----------    -----------
Operating Earnings . . . . . . . . . . . . . . . . .    2,382,904      2,144,207      1,923,966
Interest expense . . . . . . . . . . . . . . . . . .       69,532         49,722         54,283
Interest income. . . . . . . . . . . . . . . . . . .      (51,783)       (36,907)       (37,821)
Other (income) expense, net. . . . . . . . . . . . .      (30,164)       (35,298)       (35,726)
                                                      -----------    -----------    -----------
  Earnings Before Taxes. . . . . . . . . . . . . . .    2,395,319      2,166,690      1,943,230

Taxes on earnings. . . . . . . . . . . . . . . . . .      706,619        650,007        544,104
                                                      -----------    -----------    -----------
Net Earnings . . . . . . . . . . . . . . . . . . . .  $ 1,688,700    $ 1,516,683    $ 1,399,126
                                                      -----------    -----------    -----------
                                                      -----------    -----------    -----------


Earnings Per Common Share. . . . . . . . . . . . . .        $2.12          $1.87          $1.69
                                                      -----------    -----------    -----------
                                                      -----------    -----------    -----------
Average Number of Common Shares Outstanding. . . . .  795,362,000    812,236,000    828,988,000
                                                      -----------    -----------    -----------
                                                      -----------    -----------    -----------

The accompanying notes to consolidated financial statements are an integral part of this statement.

                      Abbott Laboratories and Subsidiaries

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                             (Dollars in Thousands)


                                                                Year Ended December 31
                                                       ----------------------------------------
                                                          1995           1994           1993
                                                       ----------     ----------     ----------
Cash Flow From (Used in) Operating Activities:
  Net earnings . . . . . . . . . . . . . . . . . . .   $1,688,700     $1,516,683     $1,399,126
  Adjustments to reconcile net earnings to
  net cash from operating activities -
  Depreciation and amortization. . . . . . . . . . .      566,423        510,504        484,081
  Exchange (gains) losses, net . . . . . . . . . . .        5,035          8,600         41,795
  Investing and financing (gains) losses, net. . . .       43,020         21,834         (6,038)
  Trade receivables. . . . . . . . . . . . . . . . .      (91,349)      (109,623)      (192,451)
  Inventories. . . . . . . . . . . . . . . . . . . .      (93,184)       (52,293)       (91,490)
  Prepaid expenses and other assets. . . . . . . . .     (255,764)      (183,705)       (93,759)
  Trade accounts payable and other liabilities . . .      256,549        360,216         96,095
  Income taxes payable . . . . . . . . . . . . . . .     (153,849)       139,921        279,550
  Provision for product withdrawal . . . . . . . . .          ---            ---        (70,000)
                                                       ----------     ----------     ----------
     Net Cash From Operating Activities. . . . . . .    1,965,581      2,212,137      1,846,909
                                                       ----------     ----------     ----------

Cash Flow From (Used in) Investing Activities:
  Acquisitions of property, equipment and
    businesses . . . . . . . . . . . . . . . . . . .     (947,021)      (929,488)      (952,732)
  Purchases of investment securities . . . . . . . .     (183,443)      (226,728)      (335,915)
  Proceeds from sales of investment securities . . .       67,130        185,268        447,983
  Other. . . . . . . . . . . . . . . . . . . . . . .       25,611         26,863         46,826
                                                       ----------     ----------     ----------
    Net Cash Used in Investing Activities. . . . . .   (1,037,723)      (944,085)      (793,838)
                                                       ----------     ----------     ----------
Cash Flow From (Used in) Financing Activities:
  Proceeds from borrowings with original
    maturities of more than three months . . . . . .      353,317        107,868        289,429
  Repayments of borrowings with original
    maturities of more than three months . . . . . .     (221,506)       (89,977)      (197,090)
  Proceeds from (repayments of) other borrowings . .      282,754       (115,725)        30,124
  Purchases of common shares . . . . . . . . . . . .     (771,411)      (615,946)      (465,822)
  Proceeds from stock options exercised. . . . . . .       76,540         36,214         27,536
  Dividends paid . . . . . . . . . . . . . . . . . .     (653,567)      (602,356)      (548,044)
                                                       ----------     ----------     ----------
    Net Cash Used in Financing Activities. . . . . .     (933,873)    (1,279,922)      (863,867)
                                                       ----------     ----------     ----------

                      Abbott Laboratories and Subsidiaries

                             (Dollars in Thousands)


                                                                Year Ended December 31
                                                        ---------------------------------------
                                                          1995           1994           1993
                                                        ---------      ---------      ---------
Effect of exchange rate changes on cash and
  cash equivalents . . . . . . . . . . . . . . . . .       (3,060)         1,466         (5,104)
                                                        ---------      ---------      ---------
Net Increase (Decrease) in Cash and
  Cash Equivalents . . . . . . . . . . . . . . . . .       (9,075)       (10,404)       184,100
Cash and Cash Equivalents, Beginning of Year . . . .      290,272        300,676        116,576
                                                        ---------      ---------      ---------
Cash and Cash Equivalents, End of Year . . . . . . .    $ 281,197      $ 290,272      $ 300,676
                                                        ---------      ---------      ---------
                                                        ---------      ---------      ---------

Supplemental Cash Flow Information:
  Income taxes paid. . . . . . . . . . . . . . . . .   $  954,861     $  571,215     $  332,834
  Interest paid. . . . . . . . . . . . . . . . . . .       67,917         50,157         52,477


The accompanying notes to consolidated financial statements are an integral part of this statement.

                      Abbott Laboratories and Subsidiaries

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT

                  (Dollars in Thousands Except Per Share Data)


                                                                 Year Ended December 31
                                                        ---------------------------------------
                                                          1995           1994           1993
                                                        ---------      ---------      ---------
Common Shares:
  Issued at Beginning of Year
    Shares: 1995: 813,046,602; 1994: 830,941,614;
    1993: 846,017,815. . . . . . . . . . . . . . . .   $  505,170     $  469,828     $  442,390
  Issued under incentive stock programs
    Shares: 1995: 4,332,070; 1994: 3,247,207;
    1993: 2,602,920. . . . . . . . . . . . . . . . .       70,842         38,638         29,619
  Tax benefit from sale of option shares and
    vesting of restricted stock awards
    (no share effect). . . . . . . . . . . . . . . .       19,303          9,800          8,300
  Retired - Shares: 1995: 20,357,461;
    1994: 21,142,219; 1993: 17,679,121 . . . . . . .      (13,753)       (13,096)       (10,481)
                                                        ---------      ---------      ---------
  Issued at End of Year
    Shares: 1995: 797,021,211; 1994: 813,046,602;
    1993: 830,941,614. . . . . . . . . . . . . . . .   $  581,562     $  505,170     $  469,828
                                                        ---------      ---------      ---------
                                                        ---------      ---------      ---------

Earnings Employed in the Business:
  Balance at Beginning of Year . . . . . . . . . . .   $3,652,434     $3,364,952     $2,990,689
  Net earnings . . . . . . . . . . . . . . . . . . .    1,688,700      1,516,683      1,399,126
  Unrealized gain on marketable
    equity securities, net of income taxes . . . . .       21,600              -              -
  Cash dividends declared on common shares
    (per share-1995: $.84; 1994: $.76; 1993: $.68) .     (666,406)      (615,271)      (562,344)
  Cost of common shares retired in excess
    of stated capital amount . . . . . . . . . . . .     (771,263)      (615,074)      (465,724)
  Cost of treasury shares issued below market
    value of restricted stock awards . . . . . . . .        1,852          1,144          3,205
                                                        ---------      ---------      ---------
  Balance at End of Year . . . . . . . . . . . . . .   $3,926,917     $3,652,434     $3,364,952
                                                        ---------      ---------      ---------
                                                        ---------      ---------      ---------

Cumulative Translation Adjustments:
  Balance at Beginning of Year . . . . . . . . . . .   $  (51,124)    $ (100,716)    $  (23,131)
  Translation adjustments. . . . . . . . . . . . . .       (4,522)        49,592        (77,585)
                                                        ---------      ---------      ---------
  Balance at End of Year . . . . . . . . . . . . . .   $  (55,646)    $  (51,124)    $ (100,716)
                                                        ---------      ---------      ---------
                                                        ---------      ---------      ---------

                      Abbott Laboratories and Subsidiaries

                  (Dollars in Thousands Except Per Share Data)


                                                                Year Ended December 31
                                                        ---------------------------------------
                                                          1995           1994           1993
                                                        ---------      ---------      ---------
Common Shares Held in Treasury:
  Balance at Beginning of Year
    Shares: 1995: 9,766,880; 1994: 9,811,930;
      1993:  9,965,386 . . . . . . . . . . . . . . .   $   51,545     $   51,783     $   52,593
  Issued under incentive stock programs
    Shares: 1995: 52,501; 1994:  45,050;
    1993: 153,456. . . . . . . . . . . . . . . . . .         (277)          (238)          (810)
                                                        ---------      ---------      ---------
  Balance at End of Year
    Shares: 1995: 9,714,379; 1994: 9,766,880;
    1993: 9,811,930. . . . . . . . . . . . . . . . .   $   51,268     $   51,545     $   51,783
                                                        ---------      ---------      ---------
                                                        ---------      ---------      ---------
Unearned Compensation - Restricted Stock Awards:
  Balance at Beginning of Year . . . . . . . . . . .   $    5,535     $    7,352     $    9,714
  Issued at market value - Shares: 1995: 45,000;
    1994:  35,000; 1993: 144,000 . . . . . . . . . .        1,829          1,094          3,771
  Lapses - Shares: 1995:  4,800; 1994: 21,600;
    1993: 42,800 . . . . . . . . . . . . . . . . . .         (137)          (575)          (887)
  Amortization . . . . . . . . . . . . . . . . . . .       (2,509)        (2,336)        (5,246)
                                                        ---------      ---------      ---------
Balance at End of Year . . . . . . . . . . . . . . .   $    4,718     $    5,535     $    7,352
                                                        ---------      ---------      ---------
                                                        ---------      ---------      ---------


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

USE OF ESTIMATES

     The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts.

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

                      Abbott Laboratories and Subsidiaries

Note 2 - Taxes on Earnings
(dollars in thousands)

     Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. U.S. income taxes are provided on those earnings of foreign subsidiaries and subsidiaries operating in Puerto Rico under tax incentive grants, which are intended to be remitted to the parent company. Undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment aggregated $1,053,000 at December 31, 1995. Deferred income taxes not provided on these earnings would be approximately $167,000.

     Earnings before taxes, and the related provisions for taxes on earnings, are as follows:


Earnings Before Taxes                     1995           1994           1993
                                       ----------     ----------     ----------
  Domestic . . . . . . . . . . . . .   $1,711,188     $1,595,279     $1,480,163
  Foreign. . . . . . . . . . . . . .      684,131        571,411        463,067
                                       ----------     ----------     ----------
Total. . . . . . . . . . . . . . . .   $2,395,319     $2,166,690     $1,943,230
                                       ----------     ----------     ----------
                                       ----------     ----------     ----------


Taxes on Earnings                         1995           1994           1993
                                       ----------     ----------     ----------
  Current:
    U.S. Federal and Possessions . .     $495,692       $487,977       $355,813
    State. . . . . . . . . . . . . .       47,656         56,548         49,222
    Foreign. . . . . . . . . . . . .      251,339        192,509        175,455
                                       ----------     ----------     ----------
  Total current. . . . . . . . . . .      794,687        737,034        580,490
                                       ----------     ----------     ----------
  Deferred:
    Domestic . . . . . . . . . . . .      (81,264)       (96,679)       (29,461)
    Foreign. . . . . . . . . . . . .       (6,332)         9,801          2,066
    Enacted tax rate changes . . . .         (472)          (149)        (8,991)
                                       ----------     ----------     ----------
  Total deferred . . . . . . . . . .      (88,068)       (87,027)       (36,386)
                                       ----------     ----------     ----------
Total. . . . . . . . . . . . . . . .     $706,619       $650,007       $544,104
                                       ----------     ----------     ----------
                                       ----------     ----------     ----------

                      Abbott Laboratories and Subsidiaries

     Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

                                                                           1995           1994           1993
                                                                          ------         ------         ------
Statutory tax rate . . . . . . . . . . . . . . . . . . . . . . . . . . .   35.0%          35.0%          35.0%
Benefit of tax exemptions in Puerto Rico, the Dominican Republic,
     Italy, Ireland, and The Netherlands . . . . . . . . . . . . . . . .   (5.7)          (5.1)          (6.7)
State taxes, net of federal benefit. . . . . . . . . . . . . . . . . . .    1.3            1.7            1.7
All other, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (1.1)          (1.6)          (2.0)
                                                                          ------         ------         ------
Effective tax rate . . . . . . . . . . . . . . . . . . . . . . . . . . .   29.5%          30.0%          28.0%
                                                                          ------         ------         ------
                                                                          ------         ------         ------


          As of December 31, 1995, 1994, and 1993, total deferred tax assets were $858,045, $767,857, and $632,112, respectively, and total deferred tax liabilities were $265,388, $263,734, and $211,839, respectively. Valuation allowances for deferred tax assets are not significant. The temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                                          1995           1994           1993
                                                                        --------       --------       --------
Compensation and employee benefits   . . . . . . . . . . . . . . .     $ 161,547      $ 157,374      $ 113,927
Trade receivable reserves. . . . . . . . . . . . . . . . . . . . .       126,209        107,320         81,293
Inventory reserves . . . . . . . . . . . . . . . . . . . . . . . .       101,835         77,787         81,201
Deferred intercompany profit . . . . . . . . . . . . . . . . . . .        97,555         78,317         72,129
State income taxes . . . . . . . . . . . . . . . . . . . . . . . .        25,602         37,394         30,715
Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . .      (178,025)      (167,773)      (145,767)
Other, primarily other accruals and
  reserves not currently deductible. . . . . . . . . . . . . . . .       248,720        203,075        173,145
                                                                        --------       --------       --------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 583,443      $ 493,494      $ 406,643
                                                                        --------       --------       --------
                                                                        --------       --------       --------

                      Abbott Laboratories and Subsidiaries

Note 3 - Financial Instruments

     The Company enters into foreign currency forward exchange contracts to hedge intercompany loans and trade accounts payable where the functional currency of the lending and borrowing entities are not the same. Such contracts are also used to hedge foreign currency denominated third party trade payables and receivables. For intercompany loans, the contracts require the Company to sell foreign currencies, primarily Japanese yen and European currencies, in exchange for primarily U.S. dollars. For intercompany and trade payables and receivables, the currencies hedged are primarily the U.S. dollar, Japanese yen and European currencies. At December 31, 1995, 1994, and 1993, the Company held $723 million, $717 million, and $477 million, respectively, of foreign currency forward exchange contracts. The contracts outstanding at December 31, 1995 mature in 1996. These contracts are marked to market each month. The resulting gains or losses are reflected in income and are generally offset by losses or gains on the exposures being hedged.

     The Company purchases U.S. dollar call options as a hedge of anticipated intercompany purchases by foreign subsidiaries whose functional currency is not the U.S. dollar. These contracts give the Company the right, but not the requirement, to purchase U.S. dollars in exchange for foreign currencies, primarily Japanese yen and European currencies, at predetermined exchange rates. At December 31, 1995, 1994, and 1993, the Company held $330 million, $370 million, and $59 million, respectively, of U.S. dollar call option contracts. The contracts outstanding at December 31, 1995 mature in 1996. Realized and unrealized gains and losses on contracts that qualify as hedges of anticipated purchases by foreign subsidiaries are recognized in the same period that the foreign currency exposure is recognized. Contracts that do not qualify for hedge accounting are marked to market each month, and the resulting gains or losses are reflected in income.

     The Company purchases foreign currency put options as a hedge against the effect of exchange rate fluctuations on income. These contracts give the Company the right, but not the requirement, to sell foreign currencies, primarily Japanese yen and European currencies, in exchange for U.S. dollars at predetermined exchange rates. These contracts are marked to market each month. The resulting gains or losses are reflected in income and are generally offset by losses or gains on the exposures being hedged. There were no such contracts outstanding at December 31, 1995, 1994, and 1993.

     The Company manages its exposure to short-term interest rate changes by entering into interest rate swap contracts which effectively convert the floating interest rate on commercial paper borrowings to fixed rates. There were no such contracts outstanding at December 31, 1995. At December 31, 1994 and 1993, the Company held a $200 million contract, which matured in 1995. For 1995, the average floating rate received was 6.0% and the fixed rate paid was 4.7%. Gains or losses are recognized in income in the same period that the interest rate exposure is recognized.

     The gross unrealized holding gains/(losses) on current investment securities and those maturing after one year totalled $5.6 million and $(4.3) million at December 31, 1995, respectively, and $2.5 million and $(9.2) million at December 31, 1994, respectively.

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


(dollars in thousands)
                                                        1995                          1994                          1993
                                               -----------------------------------------------------------------------------------
                                               Carrying        Fair          Carrying        Fair          Carrying        Fair
                                                Value          Value          Value          Value          Value          Value
                                               -----------------------------------------------------------------------------------
Current Investment
  Securities                                   $ 34,500       $ 34,596       $ 25,056       $ 25,160       $ 78,149       $ 78,319

Investment Securities
  Maturing after One Year                       422,547        423,745        316,195        309,362        221,815        231,879

Long-Term Debt, Including
  Current Maturities                           (436,635)      (441,791)      (308,750)      (276,134)      (308,920)      (304,038)

Foreign Currency Forward
  Exchange Contracts:
    In a (payable) position                      (2,615)        (2,615)        (1,564)        (1,564)             -              -
    In a receivable position                      5,220          5,220          6,528          6,528              -              -
    In a net receivable position                      -              -              -              -          7,830          7,830

Foreign Currency Option
   Contracts                                     10,623          7,831         14,660            744          2,014              0

Interest Rate Swap Contract:
  In a receivable (payable)
     position                                         -              -              0          3,150              0         (2,280)

                      Abbott Laboratories and Subsidiaries

Note 4 - Retirement Plans
(dollars in thousands)

Retirement plans consist of defined benefit, defined contribution, and medical and dental plans.

     Pension benefits for the Company's defined benefit plans generally are based on an employee's years of service and compensation near retirement. Certain plan benefits would vest and certain restrictions on the use of plan assets would take effect upon a change in control of the Company.

          Net pension cost for the Company's significant defined benefit plans includes the following components:


                                                          1995           1994            1993
                                                       ----------     ----------      ---------
Service cost - benefits earned during the year . . .   $   59,636     $   67,768      $  59,381
Interest cost on projected benefit obligations . . .       94,101         85,414         84,864
Return on assets . . . . . . . . . . . . . . . . . .     (274,844)           915       (128,221)
Net amortization and deferral. . . . . . . . . . . .      139,491       (125,186)          (729)
                                                       ----------     ----------      ---------
Net pension cost . . . . . . . . . . . . . . . . . .   $   18,384     $   28,911      $  15,295
                                                       ----------     ----------      ---------
                                                       ----------     ----------      ---------

          The plans' funded status at December 31 was as follows:

                                                          1995           1994            1993
                                                       ----------     ----------      ---------
Actuarial present value of benefit obligations -
  Vested benefits. . . . . . . . . . . . . . . . . .   $1,036,937       $799,425       $791,435
  Nonvested benefits . . . . . . . . . . . . . . . .      140,232        104,120         97,985
                                                       ----------     ----------      ---------
Accumulated benefit obligations. . . . . . . . . . .   $1,177,169       $903,545       $889,420
                                                       ----------     ----------      ---------
                                                       ----------     ----------      ---------

Plans' assets at fair value, principally
  listed securities. . . . . . . . . . . . . . . . .   $1,600,368     $1,321,051     $1,342,541
Actuarial present value of projected
  benefit obligations. . . . . . . . . . . . . . . .    1,494,348      1,147,024      1,198,768
                                                       ----------     ----------      ---------
Projected benefit obligations less
  than plans' assets . . . . . . . . . . . . . . . .      106,020        174,027        143,773
Unrecognized net transitional asset. . . . . . . . .      (52,915)       (63,866)       (74,710)
Unrecognized prior service cost. . . . . . . . . . .       12,532         15,274         30,951
Unrecognized net gain. . . . . . . . . . . . . . . .      (11,315)      (101,139)       (57,724)
                                                       ----------     ----------      ---------
Net prepaid pension cost . . . . . . . . . . . . . .    $  54,322     $   24,296     $   42,290
                                                       ----------     ----------      ---------
                                                       ----------     ----------      ---------

                      Abbott Laboratories and Subsidiaries

Assumptions used for the Company's major defined benefit plan as of December 31 include:


                                                          1995           1994            1993
                                                       ----------     ----------     ----------
Discount rate for determining obligations
  and interest cost. . . . . . . . . . . . . . . . .       7 1/4%         8 1/2%         7 1/4%
Expected aggregate average long-term change
  in compensation. . . . . . . . . . . . . . . . . .           4%             4%             4%
Expected long-term rate of return on assets. . . . .           9%             9%             9%


The Stock Retirement Plan is the principal defined contribution plan. Company contributions to this plan were $48,845 in 1995, $45,124 in 1994, and $41,225 in 1993, equal to 7.33 percent of dividends declared, as provided under the plan.


     The Company provides certain medical and dental benefits to qualifying domestic retirees. Net post-retirement health care cost includes the following components:

                                                           1995           1994           1993
                                                          -------        -------        -------
Service cost - benefits earned during the year . . .      $21,328        $27,605        $16,823
Interest cost on accumulated post-retirement
  benefit obligations. . . . . . . . . . . . . . . .       36,412         35,578         29,266
Return on assets . . . . . . . . . . . . . . . . . .      (16,798)           810         (9,239)
Net amortization and deferral. . . . . . . . . . . .       11,980         (1,561)         2,393
                                                          -------        -------        -------
Net post-retirement health care cost . . . . . . . .      $52,922        $62,432        $39,243
                                                          -------        -------        -------
                                                          -------        -------        -------

The plans' funded status at December 31 was as follows:

                                                           1995           1994           1993
                                                         --------       --------       --------
Actuarial present value of benefit obligations -
  Retirees . . . . . . . . . . . . . . . . . . . . .    $ 174,782      $ 164,153      $ 171,231
  Fully eligible active participants . . . . . . . .      131,669        113,128        117,158
  Other active participants. . . . . . . . . . . . .      250,518        186,778        162,219
                                                         --------       --------       --------
Accumulated post-retirement benefit obligations. . .      556,969        464,059        450,608
Plans' assets at fair value, principally
  listed securities. . . . . . . . . . . . . . . . .       95,530         94,297        100,920
                                                         --------       --------       --------
Accumulated post-retirement benefit obligations
  in excess of plans' assets . . . . . . . . . . . .     (461,439)      (369,762)      (349,688)
Unrecognized net loss. . . . . . . . . . . . . . . .      168,307        129,477        161,692
                                                         --------       --------       --------
Accrued post-retirement health care cost . . . . . .    $(293,132)     $(240,285)     $(187,996)
                                                         --------       --------       --------
                                                         --------       --------       --------

                      Abbott Laboratories and Subsidiaries

The discount rate and expected long-term rate of return on assets assumptions are identical to those used for the Company's major defined benefit plan. A 6 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996. This rate is assumed to decrease to 5 percent in 1998 and remain at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates would increase the accumulated post-retirement benefit obligations as of December 31, 1995 by approximately $91,800 and the total of the service and interest cost components of net post-retirement health care cost for the year then ended by approximately $12,900.

     The Company provides certain other post-employment benefits, primarily salary continuation plans, to qualifying domestic employees, and accrues for the related cost over the service lives of the employees.

                      Abbott Laboratories and Subsidiaries

Note 5 - Investment Securities
(dollars in thousands)


The following is a summary of investment securities at December 31:


                                                                     1995           1994           1993
                                                                  ---------      ---------       --------
Current Investment Securities
  Time deposits and certificates of deposit. . . . . . . . . .    $  10,000      $   8,050       $ 32,350
  Corporate debt obligations . . . . . . . . . . . . . . . . .            -              -         40,155
  Debt obligations issued or guaranteed
    by various governments or government agencies. . . . . . .       24,500         17,006          5,644
                                                                  ---------      ---------       --------
 Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 34,500       $ 25,056       $ 78,149
                                                                  ---------      ---------       --------
                                                                  ---------      ---------       --------



                                                                     1995           1994           1993
                                                                  ---------      ---------       --------
Investment Securities Maturing after One Year
  Time deposits and certificates of deposit,
    maturing through 2000. . . . . . . . . . . . . . . . . . .    $ 161,500       $ 66,500       $ 34,500
  Corporate debt obligations, maturing through 2008. . . . . .       86,728        104,696         44,703
  Debt obligations issued or guaranteed
    by various governments or government agencies,
    maturing through 2023. . . . . . . . . . . . . . . . . . .      174,319        144,999        142,612
                                                                  ---------      ---------       --------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $422,547       $316,195       $221,815
                                                                  ---------      ---------       --------
                                                                  ---------      ---------       --------


The Company generally holds investment securities until maturity. All investment securities classified as current as of December 31, 1995 mature before January 1, 1997.

     Of the investment securities listed above, $452,445, $334,128, and $293,888, were held at December 31, 1995, 1994, and 1993, respectively, by subsidiaries operating in Puerto Rico under tax incentive grants expiring from 2002 through 2007. In addition, these subsidiaries held cash equivalents of $197,600, $164,700, and $197,200 at December 31, 1995, 1994, and 1993,
respectively.

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

     Limited stock appreciation rights have been granted to certain holders of stock options and can be exercised, by surrendering related stock options, only upon a change in control of the Company. At December 31, 1995, 5,238,078 options, with purchase prices from $10.62 to $41.44 per share, were subject to limited stock appreciation rights. Upon a change in control of the Company, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards are deemed satisfied.

     At December 31, 1995, 6,524,432 shares were reserved for future grants under the 1991 Program.

     Data with respect to stock options under the 1991 Program and prior programs are as follows:


                                                        Options Outstanding
                                                  ------------------------------
                                                    Shares      Price per Share
                                                  ----------    ----------------
          January 1, 1995. . . . . . . . . . .    28,288,158    $ 6.31 to $33.82
          Granted    . . . . . . . . . . . . .     5,827,269     31.50 to  42.70
          Exercised  . . . . . . . . . . . . .    (4,332,070)     6.31 to  33.47
          Lapsed     . . . . . . . . . . . . .      (282,570)    23.64 to  42.70
                                                  ----------    ----------------
          December 31, 1995. . . . . . . . . .    29,500,787    $ 8.10 to $42.70
                                                  ----------    ----------------
                                                  ----------    ----------------

          Exercisable at December 31, 1995 . .    18,654,652    $ 8.10 to $33.82
                                                  ----------    ----------------
                                                  ----------    ----------------

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation." The Company will continue to measure compensation cost using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

                      Abbott Laboratories and Subsidiaries

Note 7 - Debt and Lines of Credit
(dollars in thousands)

The following is a summary of long-term debt at December 31:

                                            1995           1994           1993
                                          --------       --------       --------
5.6% debentures, due 2003. . . . . . .    $200,000       $200,000       $200,000
6.8% debentures, due 2005. . . . . . .     150,000              -              -
Industrial revenue bonds at various
  rates of interest, averaging 5.2%
  at December 31, 1995, and due at
  various dates through 2023 . . . . .      81,600         82,600         82,600
Other. . . . . . . . . . . . . . . . .       3,598          4,491         24,240
                                          --------       --------       --------
Total, net of current maturities . . .    $435,198       $287,091       $306,840
                                          --------       --------       --------
                                          --------       --------       --------


Payments required on long-term debt outstanding at December 31, 1995 are:
$1,437 in 1996, $3,269 in 1997, $2,519 in 1998, $800 in 1999, and none in 2000.

     At December 31, 1995, the Company had $400,000 of unused domestic lines of credit which support domestic commercial paper borrowing arrangements. Related compensating balances, which are subject to withdrawal by the Company at its option, and commitment fees are not material.

     The Company's weighted average interest rate on short-term borrowings was 5.8%, 6.1%, and 4.1% at December 31, 1995, 1994, and 1993, respectively.

     The Company may issue up to $150,000 of senior debt securities in the future under a registration statement filed with the Securities and Exchange Commission in 1993.

                      Abbott Laboratories and Subsidiaries

Note 8 - Quarterly Results (Unaudited)

(dollars in millions except per share data)


                                            1995           1994           1993
                                          --------       --------       --------
FIRST QUARTER
Net Sales. . . . . . . . . . . . . . .    $2,524.4       $2,215.2       $2,045.6
Gross Profit . . . . . . . . . . . . .     1,435.5        1,251.0        1,112.4
Net Earnings . . . . . . . . . . . . .       417.3          366.2          345.5
Earnings Per Common Share. . . . . . .         .52            .45            .41

SECOND QUARTER
Net Sales. . . . . . . . . . . . . . .    $2,500.3       $2,204.1       $2,073.8
Gross Profit . . . . . . . . . . . . .     1,414.3        1,257.2        1,186.8
Net Earnings . . . . . . . . . . . . .       424.0          376.6          346.1
Earnings Per Common Share. . . . . . .         .53            .46            .42

THIRD QUARTER
Net Sales. . . . . . . . . . . . . . .    $2,390.8       $2,254.8       $2,060.4
Gross Profit . . . . . . . . . . . . .     1,320.5        1,239.0        1,143.4
Net Earnings . . . . . . . . . . . . .       382.0          351.3          316.2
Earnings Per Common Share. . . . . . .         .48            .43            .38

FOURTH QUARTER
Net Sales. . . . . . . . . . . . . . .    $2,596.7       $2,481.9       $2,228.0
Gross Profit . . . . . . . . . . . . .     1,516.1        1,415.0        1,280.5
Net Earnings . . . . . . . . . . . . .       465.4          422.6          391.3
Earnings Per Common Share. . . . . . .         .59            .53            .48


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

     The Company expects that within the next year, progress in the legal proceedings described above may cause a change in the estimated reserves recorded by the Company. While it is not feasible to predict the outcome of such pending claims, proceedings, investigations and remediation activities with certainty, management is of the opinion that their ultimate disposition should not have a material adverse effect on the Company's financial position, cash flows, or results of operations.

Note 10 - Other Significant Events

     In the first quarter 1993, the Company sold its peritoneal dialysis product line. The gain on the sale is reported in other (income) expense, net. In the second quarter 1993, the Company resolved various contingencies related to a 1992 product withdrawal and recorded a credit of $70 million for these items.

     The Company currently owns 70% of the capital stock of a Japanese subsidiary. Subsequent to year-end, the Company entered into an agreement with the minority interest shareholder to purchase their 30% ownership over a ten-year period.

                      Abbott Laboratories and Subsidiaries

Note 11 - Industry Segment and Geographic Area Information
(dollars in millions)

The Company's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. The Company's products are generally sold directly to retailers, wholesalers, hospitals, health care facilities, laboratories, physicians' offices and government agencies throughout the world. These products have been classified into the following industry segments:

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

                      Abbott Laboratories and Subsidiaries


Industry Segments (a)                                  1995           1994           1993

                                                      ------         ------         ------
Net Sales
 Pharmaceutical and nutritional. . . . . . . . . .    $5,629         $4,951         $4,389
 Hospital and laboratory . . . . . . . . . . . . .     4,383          4,205          4,019
                                                      ------         ------         ------
Total. . . . . . . . . . . . . . . . . . . . . . .   $10,012         $9,156         $8,408
                                                      ------         ------         ------
                                                      ------         ------         ------

Operating Profit
 Pharmaceutical and nutritional (b). . . . . . . .    $1,586         $1,385         $1,211
 Hospital and laboratory (c) . . . . . . . . . . .       853            818            794
                                                      ------         ------         ------
 Operating Profit. . . . . . . . . . . . . . . . .     2,439          2,203          2,005
 Corporate expenses, net (d) . . . . . . . . . . .        26             23             46
 Interest (income) expense, net. . . . . . . . . .        18             13             16
                                                      ------         ------         ------
Earnings Before Taxes. . . . . . . . . . . . . . .    $2,395         $2,167         $1,943
                                                      ------         ------         ------
                                                      ------         ------         ------

Identifiable Assets
 Pharmaceutical and nutritional. . . . . . . . . .    $3,866         $3,415         $3,046
 Hospital and laboratory . . . . . . . . . . . . .     3,782          3,596          3,296
 General corporate (e) . . . . . . . . . . . . . .     1,765          1,513          1,347
                                                      ------         ------         ------
Total. . . . . . . . . . . . . . . . . . . . . . .    $9,413         $8,524         $7,689
                                                      ------         ------         ------
                                                      ------         ------         ------

Capital Expenditures
 Pharmaceutical and nutritional. . . . . . . . . .    $  459         $  478         $  475
 Hospital and laboratory . . . . . . . . . . . . .       483            447            474
 General corporate . . . . . . . . . . . . . . . .         5              4              4
                                                      ------         ------         ------
Total. . . . . . . . . . . . . . . . . . . . . . .    $  947         $  929          $ 953
                                                      ------         ------         ------
                                                      ------         ------         ------

Depreciation and Amortization
 Pharmaceutical and nutritional. . . . . . . . . .    $  252         $  213         $  189
 Hospital and laboratory . . . . . . . . . . . . .       311            295            292
 General corporate . . . . . . . . . . . . . . . .         3              3              3
                                                      ------         ------         ------
Total. . . . . . . . . . . . . . . . . . . . . . .    $  566         $  511         $  484
                                                      ------         ------         ------
                                                      ------         ------         ------

                      Abbott Laboratories and Subsidiaries


Geographic Areas (a)                                   1995           1994           1993
                                                      ------         ------         ------
Net Sales
 United States:
  Domestic and export customers. . . . . . . . . .    $6,121         $5,758         $5,347
  Inter-area . . . . . . . . . . . . . . . . . . .     1,371          1,143            932
                                                      ------         ------         ------
 Total United States . . . . . . . . . . . . . . .     7,492          6,901          6,279
 Latin America . . . . . . . . . . . . . . . . . .       540            490            413
 Europe, Mideast and Africa. . . . . . . . . . . .     1,918          1,662          1,554
 Pacific, Far East and Canada. . . . . . . . . . .     1,433          1,246          1,094
 Eliminations. . . . . . . . . . . . . . . . . . .    (1,371)        (1,143)          (932)
                                                      ------         ------         ------
Total. . . . . . . . . . . . . . . . . . . . . . .   $10,012         $9,156         $8,408
                                                      ------         ------         ------
                                                      ------         ------         ------

Operating Profit (b) and (c)
 United States . . . . . . . . . . . . . . . . . .    $1,653         $1,558         $1,390
 Latin America . . . . . . . . . . . . . . . . . .       177            131            106
 Europe, Mideast and Africa. . . . . . . . . . . .       385            352            301
 Pacific, Far East and Canada. . . . . . . . . . .       234            182            189
 Eliminations. . . . . . . . . . . . . . . . . . .       (10)           (20)            19
                                                      ------         ------         ------
Total. . . . . . . . . . . . . . . . . . . . . . .    $2,439         $2,203         $2,005
                                                      ------         ------         ------
                                                      ------         ------         ------

Identifiable Assets,
Excluding General Corporate Assets (e)
 United States . . . . . . . . . . . . . . . . . .    $5,081         $4,809         $4,492
 Latin America . . . . . . . . . . . . . . . . . .       330            274            228
 Europe, Mideast and Africa. . . . . . . . . . . .     1,517          1,298          1,096
 Pacific, Far East and Canada. . . . . . . . . . .       927            827            703
 Eliminations. . . . . . . . . . . . . . . . . . .      (207)          (197)          (177)
                                                      ------         ------         ------
Total. . . . . . . . . . . . . . . . . . . . . . .    $7,648         $7,011         $6,342
                                                      ------         ------         ------
                                                      ------         ------         ------

                      Abbott Laboratories and Subsidiaries

(a) The 1995 net sales and operating profit were favorably affected by the relatively weaker U.S. dollar, while 1993 was unfavorably affected by the relatively stronger U.S. dollar. In 1994, net sales and operating profit were not significantly impacted by the fluctuations in the U.S. dollar.

(b) The 1993 operating profit was favorably impacted by a $70 pretax credit resulting from resolution of various contingencies related to a 1992 product withdrawal. The operating profit for 1993 was unfavorably impacted by the $104 pretax charge reflecting the settlement of certain claims and legal proceedings in connection with the sale and marketing of infant formula products. In 1994, a similar pretax amount was charged against earnings for other pending and settled litigation, while a significantly lower amount was charged against earnings in 1995.

(c) The 1993 operating profit was favorably impacted by the gain on the sale of the peritoneal dialysis product line.

(d) Corporate expenses not allocated to segments include results from joint ventures, net foreign exchange losses, minority interest expense and other general corporate income and expense. Net foreign exchange losses were $25.2 in 1995, $30.8 in 1994, and $41.3 in 1993.

(e) General corporate assets are principally prepaid income taxes, cash and cash equivalents, investment securities, and investments in joint ventures.

                      Abbott Laboratories and Subsidiaries

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Abbott Laboratories:

     We have audited the accompanying consolidated balance sheet of Abbott Laboratories (an Illinois corporation) and Subsidiaries as of December 31, 1995, 1994, and 1993, and the related consolidated statements of earnings, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abbott Laboratories and Subsidiaries as of December 31, 1995, 1994, and 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Chicago, Illinois,                   Arthur Andersen  LLP
January 15, 1996



                        AUDIT COMMITTEE CHAIRMAN'S REPORT


     The Audit Committee of the Board of Directors is composed of six non-employee directors. The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Committee held two meetings during 1995. In fulfilling its responsibility, the Committee recommended to the Board of Directors, subject to shareholder approval, the selection of the Company's independent public accountants. The Audit Committee discussed with the internal auditors and the independent public accountants the overall scope and specific plans for their respective audits. The Committee also discussed the Company's consolidated financial statements and the adequacy of the Company's internal controls. During the Audit Committee meetings the Committee met with the internal auditors and independent public accountants, without management present, to discuss the results of their audits, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The meetings also were designed to facilitate any private communication with the Committee desired by the internal auditors or independent public accountants.




John R. Walter
Chairman, Audit Committee

                      Abbott Laboratories and Subsidiaries

                    MANAGEMENT REPORT ON FINANCIAL STATEMENTS


     Management has prepared, and is responsible for, the Company's consolidated financial statements and related notes. They have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management. All financial information in this annual report is consistent with the consolidated financial statements.


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




Duane L. Burnham
Chairman and Chief Executive Officer



Gary P. Coughlan
Senior Vice President, Finance and Chief Financial Officer



Theodore A. Olson
Vice President and Controller

                      Abbott Laboratories and Subsidiaries

                                FINANCIAL REVIEW


RESULTS OF OPERATIONS

SALES
The following table details the components of sales growth by industry segment and geographic area for the last three years:

                                                Components of Change %
                              Total %         ---------------------------
Worldwide Sales               Change          Price    Volume   Exchange
---------------               ------          -----    ------   --------
Total Worldwide
       1995 vs. 1994            9.4           (0.1)      8.0       1.5
       1994 vs. 1993            8.9            0.8       8.0       0.1
       1993 vs. 1992            7.1            0.9       8.6      (2.4)
Domestic
       1995 vs. 1994            6.2           (0.8)      7.0         -
       1994 vs. 1993            7.6            1.0       6.6         -
       1993 vs. 1992            8.7            0.6       8.1         -
International
       1995 vs. 1994           14.5            1.1       9.5       3.9
       1994 vs. 1993           11.1            0.5      10.4       0.2
       1993 vs. 1992            4.5            1.4       9.5      (6.4)

Pharmaceutical and
 Nutritional Products
---------------------
Total Worldwide
       1995 vs. 1994           13.7            1.0      12.1       0.6
       1994 vs. 1993           12.8            1.8      11.1      (0.1)
       1993 vs. 1992            9.0            1.7       9.2      (1.9)
Domestic
       1995 vs. 1994            9.0            0.1       8.9         -
       1994 vs. 1993           10.8            1.8       9.0         -
       1993 vs. 1992           10.2            1.0       9.2         -
International
       1995 vs. 1994           23.6            2.9      18.8       1.9
       1994 vs. 1993           17.2            1.9      15.6      (0.3)
       1993 vs. 1992            6.5            3.4       9.2      (6.1)

                      Abbott Laboratories and Subsidiaries


Hospital and
 Laboratory Products
---------------------
Total Worldwide
       1995 vs. 1994            4.2           (1.3)      3.0       2.5
       1994 vs. 1993            4.6           (0.4)      4.7       0.3
       1993 vs. 1992            5.0             --       8.0      (3.0)
Domestic
       1995 vs. 1994            2.1           (2.1)      4.2         -
       1994 vs. 1993            3.1           (0.2)      3.3         -
       1993 vs. 1992            6.6            0.1       6.5         -
International
       1995 vs. 1994            6.9           (0.5)      1.9       5.5
       1994 vs. 1993            6.5           (0.6)      6.5       0.6
       1993 vs. 1992            3.0           (0.1)      9.8      (6.7)


Sales of new products in the pharmaceutical and nutritional segment and the hospital and laboratory segment in 1995 are estimated to be $225 million and $525 million, respectively. Sales in international markets represented 40 percent of worldwide sales in 1995 and approximately 38 percent in 1994 and 1993.

                      Abbott Laboratories and Subsidiaries

                                FINANCIAL REVIEW


     The classes of products which contributed at least 10 percent to consolidated net sales in at least one of the last three years were:

(dollars in millions)                         1995        1994        1993
                                            ------      ------      ------
Anti-Infectives                             $1,291      $  994      $  784
Medical Nutritionals                         1,172       1,011         864
Infant Formula                               1,109       1,180       1,147

Increases in anti-infectives and medical nutritionals were primarily due to unit increases. Worldwide sales of infant formula decreased in 1995 primarily due to unit decreases, and increased in 1994 primarily due to net price increases.

OPERATING EARNINGS
Gross profit margins (sales less cost of products sold, including freight and distribution expenses) were 56.8 percent of sales in 1995, 56.4 percent in 1994, and 56.2 percent in 1993. The increase in 1995 was due to favorable product mix, especially higher sales of pharmaceuticals, and productivity improvements, partially offset by higher project expenses for new products, higher manufacturing capacity costs for anticipated unit growth, and the effects of inflation and competitive pricing pressures in some product lines. The increases in 1994 and 1993 are the result of favorable product mix, especially higher sales of pharmaceuticals, productivity improvements, and net price increases in some product lines, partially offset by the impacts of inflation and competitive pricing pressures in some product lines. Gross profit margins were favorably affected by the relatively weaker U.S. dollar in 1995, while fluctuations in the U.S. dollar had an insignificant impact on gross profit margins in 1994. Gross profit margins in 1993 were unfavorably impacted by the relatively stronger U.S. dollar. In the U.S., states receive price rebates from manufacturers of infant formula under the federally subsidized Special Supplemental Food Program for Women, Infants, and Children (WIC). The WIC rebate programs continue to have a negative effect on the gross profit margins of this portion of the infant formula business.

     Research and development expense increased to $1.073 billion in 1995, and represented 10.7 percent of net sales, compared to 10.5 percent of net sales in both 1994 and 1993. Research and development expenditures continue to be concentrated on pharmaceutical and diagnostic products.

                      Abbott Laboratories and Subsidiaries

     Selling, general and administrative expenses increased 8.6 percent in 1995, including the effects of the relatively weaker dollar of 1.8 percent, compared to increases of 3.3 percent in 1994, and 8.5 percent in 1993. The 1995 increase reflects a higher level of selling and marketing to support new product launches in the pharmaceutical and nutritional segment, and contributions to the Company's charitable foundation. The 1994 increase reflects additional selling and marketing to support new product launches in the pharmaceutical and nutritional segment. The 1993 increase reflects a pretax charge to earnings of approximately $104 million for the settlement of certain claims and legal proceedings in connection with the sale and marketing of infant formula products. A similar amount was charged against earnings in 1994 for other pending and settled litigation, while a significantly lower amount was charged against earnings in 1995.

     In 1993, the Company resolved various contingencies related to a 1992 product withdrawal and recorded a pretax credit to earnings of $70 million for these items.

OTHER (INCOME) EXPENSE, NET
Other (income) expense, net, includes net foreign exchange losses of $25.2 million in 1995, $30.8 million in 1994, and $41.3 million in 1993, including net exchange (gains) losses on foreign currency contracts. These contracts were purchased to manage the Company's exposure to foreign currency rate changes. Other (income) expense, net, also includes the Company's share of the income from joint ventures, primarily TAP Holdings Inc., minority interest expense, and, in 1993, the gain on the sale of the Company's peritoneal dialysis product line.

                      Abbott Laboratories and Subsidiaries

TAXES ON EARNINGS
The Company's effective income tax rate for 1995 was 29.5 percent, compared to 30.0 percent for 1994 and 28.0 percent for 1993. The 1994 and 1995 tax rates were unfavorably impacted by the reduction in tax incentive grants for Puerto Rico operations.

FINANCIAL CONDITION

CASH FLOW
The Company expects positive cash flow from operating activities to continue to approximate or exceed the Company's capital expenditures and cash dividends.

DEBT AND CAPITAL
The Company has maintained its favorable bond ratings (AAA by Standard & Poor's Corporation and Aa1 by Moody's Investors Service) and continues to have readily available financial resources, including unused domestic lines of credit of $400 million at December 31, 1995. These lines of credit support domestic commercial paper borrowing arrangements.

     In 1993, the Company filed a registration statement with the Securities and Exchange Commission for the issuance of $500 million of senior debt securities and issued $200 million of 5.6% notes due 2003. In 1995, the Company issued $150 million of 6.8% notes due 2005. Net proceeds were used to retire short-term borrowings and for the purchase of the Company's common shares. The Company may issue up to an additional $150 million of debt securities in the future under this registration statement.

     During the last three years, the Company purchased 58,030,000 of its common shares at a cost of $1.853 billion, including 6,630,000 shares of the 20,000,000 shares authorized for purchase by the Board of Directors in September 1995.

CAPITAL EXPENDITURES
Capital expenditures of $947 million in 1995, $929 million in 1994, and $953 million in 1993, were principally for upgrading and expanding manufacturing and research and development facilities in both segments, for laboratory instruments and hospital equipment leased to customers, and for administrative support facilities. This level of capital expenditures is expected to continue over the next few years, with a relatively equal proportion dedicated to each segment.

BUSINESS ACQUISITION
In December 1994, a United Kingdom subsidiary of the Company purchased the operating assets of the nutritional business of Puleva Union Industrial y Agroganadera, S.A. for $106 million. Had this acquisition taken place on January 1, 1994, consolidated sales and income would not have been significantly different from reported amounts.

                      Abbott Laboratories and Subsidiaries

LEGISLATIVE ISSUES
The Company's primary markets are highly competitive and subject to substantial government regulation. The Company expects debate to continue at both the federal and state level over the availability, method of delivery, and payment for health care products and services. The Company believes that if legislation is enacted, it could have the effect of reducing prices, or reducing the rate of price increases for medical products and services. International operations are also subject to a significant degree of government regulation. It is not possible to predict the extent to which the Company or the health care industry in general might be adversely affected by these factors in the future. A more complete discussion of these factors is contained in Item 1, Business, in the Annual Report on Form 10-K, which is available upon request.

                                                                      Exhibit 13
                      Abbott Laboratories and Subsidiaries

                       SUMMARY OF SELECTED FINANCIAL DATA

                             Year Ended December 31

                   (Dollars in Millions Except Per Share Data)


                                                         1995           1994            1993           1992           1991
                                                       --------        -------        -------        -------        -------
Summary of Operations:
Net sales. . . . . . . . . . . . . . . . . . . .   $   10,012.2        9,156.0        8,407.8        7,851.9        6,876.6
Cost of products sold. . . . . . . . . . . . . .   $    4,325.8        3,993.8        3,684.7        3,505.3        3,140.0
Research and development . . . . . . . . . . . .   $    1,072.7          963.5          881.0          772.4          666.3
Selling, general and administrative. . . . . . .   $    2,230.7        2,054.5        1,988.2        1,833.2        1,513.3
Operating earnings (1) . . . . . . . . . . . . .   $    2,382.9        2,144.2        1,924.0        1,526.0        1,557.0
Interest expense . . . . . . . . . . . . . . . .   $       69.5           49.7           54.3           53.0           63.8
Interest income. . . . . . . . . . . . . . . . .   $      (51.8)         (36.9)         (37.8)         (42.3)         (45.1)
Other (income) expense, net. . . . . . . . . . .   $      (30.2)         (35.3)         (35.7)          48.5           (5.9)
Earnings before taxes (2). . . . . . . . . . . .   $    2,395.3        2,166.7        1,943.2        1,738.8        1,544.2
Taxes on earnings. . . . . . . . . . . . . . . .   $      706.6          650.0          544.1          499.7          455.5
Earnings before extraordinary gain and
 accounting change (3) . . . . . . . . . . . . .   $    1,688.7        1,516.7        1,399.1        1,239.1        1,088.7
Earnings per common share before extra-
 ordinary gain and accounting change (3) . . . .   $       2.12           1.87           1.69           1.47           1.27

Financial Position:
Working capital. . . . . . . . . . . . . . . . .   $      436.4          400.5          490.6          449.2          661.7
Investment securities maturing after one year. .   $      422.5          316.2          221.8          270.6          340.2
Net property and equipment . . . . . . . . . . .   $    4,249.5        3,920.9        3,511.0        3,099.2        2,662.1
Total assets . . . . . . . . . . . . . . . . . .   $    9,412.6        8,523.7        7,688.6        6,941.2        6,255.3
Long-term debt . . . . . . . . . . . . . . . . .   $      435.2          287.1          306.8          110.0          125.1
Shareholders' investment.. . . . . . . . . . . .   $    4,396.8        4,049.4        3,674.9        3,347.6        3,203.0
Return on shareholders' investment . . . . . . .   %       40.0           39.3           39.8           37.8           36.1
Book value per share . . . . . . . . . . . . . .   $       5.58           5.04           4.48           4.00           3.77

Other Statistics:
Gross profit margin. . . . . . . . . . . . . . .   %       56.8           56.4           56.2           55.4           54.3
Research and development to net sales. . . . . .   %       10.7           10.5           10.5            9.8            9.7
Capital expenditures . . . . . . . . . . . . . .   $      947.0          929.5          952.7        1,007.2          732.8
Cash dividends declared per common share . . . .   $        .84            .76            .68            .60            .50
Common shares outstanding (in thousands) . . . .        787,307        803,280        821,130        836,052        850,530
Number of common shareholders. . . . . . . . . .         89,831         86,324         82,947         75,703         56,541
Number of employees. . . . . . . . . . . . . . .         50,241         49,464         49,659         48,118         45,694
Sales per employee (in dollars). . . . . . . . .   $    199,283        185,105        169,312        163,180        150,492
Market price per share-high. . . . . . . . . . .   $     44 3/4             34         30 7/8         34 1/8         34 3/4
Market price per share-low . . . . . . . . . . .   $     30 5/8         25 3/8         22 5/8         26 1/8         19 5/8
Market price per share-close . . . . . . . . . .   $     41 5/8         32 5/8         29 5/8         30 3/8         34 3/8

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