Form 10-K, Exhibit 13
period 1996-12-31
ABBOTT LABORATORIES
filed 1997-03-11
CIK 1800

                                                               Exhibit 13


The portions of the Abbott Laboratories Annual Report for the year ended December 31, 1996 captioned Financial Review, Consolidated Balance Sheet, Consolidated Statement of Earnings, Consolidated Statement of Cash Flows, Consolidated Statement of Shareholders' Investment, Notes to Consolidated Financial Statements, Report of Independent Public Accountants, and the applicable portions of the section captioned Summary of Financial Data for the Years 1992 through 1996.

                         Abbott Laboratories and Subsidiaries

                              CONSOLIDATED BALANCE SHEET
                                (Dollars in Thousands)

                                        ASSETS

                                                                        December 31
                                                              ---------------------------------
                                                               1996           1995        1994
                                                             ----------  ----------  ----------
Current Assets:
  Cash and cash equivalents. . . . . . . . . . . . . . . .  $   110,209  $  281,197   $ 290,272
  Investment securities. . . . . . . . . . . . . . . . . .       12,875      34,500      25,056
  Trade receivables, less allowances of -
  1996: $153,424; 1995: $157,990; 1994: $128,929 . . . . .    1,708,807   1,563,038   1,468,519
  Inventories -
    Finished products  . . . . . . . . . . . . . . . . . .      627,449     560,637     514,715
    Work in process  . . . . . . . . . . . . . . . . . . .      269,443     238,943     218,643
    Materials. . . . . . . . . . . . . . . . . . . . . . .      341,313     311,361     284,833
                                                             ----------  ----------  ----------
      Total inventories. . . . . . . . . . . . . . . . . .    1,238,205   1,110,941   1,018,191

  Prepaid income taxes . . . . . . . . . . . . . . . . . .      708,402     651,436     549,091
  Other prepaid expenses and receivables . . . . . . . . .      702,404     585,599     525,199
                                                             ----------  ----------  ----------
     Total Current Assets. . . . . . . . . . . . . . . . .    4,480,902   4,226,711   3,876,328
                                                             ----------  ----------  ----------
Investment Securities Maturing after One Year. . . . . . .      665,553     422,547     316,195
                                                             ----------  ----------  ----------

Property and Equipment, at Cost:
  Land . . . . . . . . . . . . . . . . . . . . . . . . . .      156,038     152,401     145,634
  Buildings. . . . . . . . . . . . . . . . . . . . . . . .    1,621,036   1,531,202   1,349,668
  Equipment. . . . . . . . . . . . . . . . . . . . . . . .    6,142,139   5,518,210   4,764,296
  Construction in progress . . . . . . . . . . . . . . . .      451,070     560,629     794,006
                                                             ----------  ----------  ----------
                                                              8,370,283   7,762,442   7,053,604
  Less: accumulated depreciation
    and amortization . . . . . . . . . . . . . . . . . . .    3,908,740   3,512,904   3,132,754
                                                             ----------  ----------  ----------
  Net Property and Equipment . . . . . . . . . . . . . . .    4,461,543   4,249,538   3,920,850

Net Intangible Assets. . . . . . . . . . . . . . . . . . .      979,793     155,580     151,241
                                                             ----------  ----------  ----------
Deferred Charges and Other Assets. . . . . . . . . . . . .      537,809     358,204     259,110
                                                            -----------  ----------  ----------
                                                            $11,125,600  $9,412,580  $8,523,724
                                                             ----------  ----------  ----------
                                                             ----------  ----------  ----------

The accompanying notes to consolidated financial statements are an integral part of this statement.

                         Abbott Laboratories and Subsidiaries

                              CONSOLIDATED BALANCE SHEET

                                (Dollars in Thousands)

                       LIABILITIES AND SHAREHOLDERS' INVESTMENT

                                                                      December 31
                                                              ---------------------------------
                                                               1996          1995         1994
                                                            -----------   ------------  ----------
Current Liabilities:
   Short-term borrowings and current portion of
       long-term debt. . . . . . . . . . . . . . . . . . .  $ 1,383,727   $  1,049,863  $  772,503
  Trade accounts payable . . . . . . . . . . . . . . . . .      923,018        755,921     671,100
  Salaries, wages and commissions. . . . . . . . . . . . .      322,292        286,186     270,539
  Other accrued liabilities. . . . . . . . . . . . . . . .    1,206,552      1,217,016   1,140,154
  Dividends payable. . . . . . . . . . . . . . . . . . . .      185,866        165,354     152,515
  Income taxes payable . . . . . . . . . . . . . . . . . .      322,262        315,974     469,055
                                                            -----------   ------------  ----------
     Total Current Liabilities . . . . . . . . . . . . . .    4,343,717      3,790,314   3,475,866
                                                            -----------   ------------  ----------

Long-Term Debt . . . . . . . . . . . . . . . . . . . . . .      932,898        435,198     287,091
                                                            -----------   ------------  ----------

Other Liabilities and Deferrals:
  Deferred income taxes. . . . . . . . . . . . . . . . . .      153,279         67,993      55,597
  Other. . . . . . . . . . . . . . . . . . . . . . . . . .      875,524        722,228     655,770
                                                            -----------   ------------  ----------

  Total Other Liabilities and Deferrals. . . . . . . . . .    1,028,803        790,221     711,367
                                                            -----------   ------------  ----------

Shareholders' Investment:
  Preferred shares, one dollar par value
    Authorized - 1,000,000 shares, none issued . . . . . .            -             -           -
  Common shares, without par value
    Authorized - 1,200,000,000 shares
    Issued at stated capital amount -
    Shares: 1996: 784,037,858; 1995: 797,021,211;
    1994: 813,046,602  . . . . . . . . . . . . . . . . . .      694,380        581,562     505,170
Earnings employed in the business. . . . . . . . . . . . .    4,262,804      3,926,917   3,652,434
Cumulative translation adjustments . . . . . . . . . . . .      (78,770)       (55,646)    (51,124)
                                                            -----------   ------------  ----------
                                                              4,878,414      4,452,833   4,106,480
Less:
Common shares held in treasury, at cost -
  Shares: 1996: 9,588,632; 1995: 9,714,379;
  1994: 9,766,880. . . . . . . . . . . . . . . . . . . . .       50,605         51,268      51,545
Unearned compensation - restricted stock awards. . . . . .        7,627          4,718       5,535
                                                            -----------   ------------  ----------
  Total Shareholders' Investment . . . . . . . . . . . . .    4,820,182      4,396,847   4,049,400
                                                            -----------   ------------  ----------
                                                            $11,125,600     $9,412,580  $8,523,724
                                                            -----------   ------------  ----------
                                                            -----------   ------------  ----------

                         Abbott Laboratories and Subsidiaries

                          CONSOLIDATED STATEMENT OF EARNINGS

                     (Dollars in Thousands Except Per Share Data)

                                                                 Year Ended December 31
                                                           --------------------------------------
                                                               1996          1995         1994
                                                            -----------   -----------  ----------
Net Sales. . . . . . . . . . . . . . . . . . . . . . . . .  $11,013,460   $10,012,194  $9,156,009

Cost of products sold. . . . . . . . . . . . . . . . . . .    4,731,998     4,325,805   3,993,831
Research and development . . . . . . . . . . . . . . . . .    1,204,841     1,072,745     963,516
Selling, general and administrative. . . . . . . . . . . .    2,459,560     2,230,740   2,054,455
                                                            -----------   -----------  ----------
  Total Operating Cost and Expenses. . . . . . . . . . . .    8,396,399     7,629,290   7,011,802
                                                            -----------   -----------  ----------

Operating Earnings . . . . . . . . . . . . . . . . . . . .    2,617,061     2,382,904   2,144,207
Interest expense . . . . . . . . . . . . . . . . . . . . .       95,445        69,532      49,722
Interest income. . . . . . . . . . . . . . . . . . . . . .      (44,521)      (51,783)    (36,907)
Other (income) expense, net. . . . . . . . . . . . . . . .     (103,413)      (30,164)    (35,298)
                                                            -----------   -----------  ----------
    Earnings Before Taxes. . . . . . . . . . . . . . . . .    2,669,550     2,395,319   2,166,690

Taxes  On Earnings . . . . . . . . . . . . . . . . . . . .      787,517       706,619     650,007
                                                            -----------   -----------  ----------
Net Earnings . . . . . . . . . . . . . . . . . . . . . . .   $1,882,033   $ 1,688,700  $1,516,683
                                                            -----------   -----------  ----------
                                                            -----------   -----------  ----------


Earnings Per Common Share. . . . . . . . . . . . . . . . .        $2.41        $2.12       $1.87
                                                            -----------   -----------  ----------
                                                            -----------   -----------  ----------
Average Number of Common Shares Outstanding. . . . . . . .  781,247,000   795,362,000 812,236,000
                                                            -----------   -----------  ----------
                                                            -----------   -----------  ----------

The accompanying notes to consolidated financial statements are an integral part of this statement.

                      Abbott Laboratories and Subsidiaries

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                            (Dollars in Thousands)


                                                                    Year Ended December 31
                                                               -------------------------------
                                                               1996         1995        1994
                                                             ----------  ----------  ----------
Cash Flow From (Used in) Operating Activities:
  Net earnings . . . . . . . . . . . . . . . . . . . . . .   $1,882,033  $1,688,700  $1,516,683
  Adjustments to reconcile net earnings to
  net cash from operating activities -
  Depreciation and amortization. . . . . . . . . . . . . .      686,085     566,423     510,504
  Exchange (gains) losses, net . . . . . . . . . . . . . .       (3,419)      5,035       8,600
  Investing and financing (gains) losses, net. . . . . . .       57,224      43,020      21,834
  Trade receivables. . . . . . . . . . . . . . . . . . . .     (163,621)    (91,349)   (109,623)
  Inventories. . . . . . . . . . . . . . . . . . . . . . .     (125,726)    (93,184)    (52,293)
  Prepaid expenses and other assets. . . . . . . . . . . .     (303,766)   (255,764)   (183,705)
  Trade accounts payable and other liabilities . . . . . .      342,407     256,549     360,216
  Income taxes payable . . . . . . . . . . . . . . . . . .       10,845    (153,849)    139,921
                                                             ----------  ----------  ----------
       Net Cash From Operating Activities. . . . . . . . .    2,382,062   1,965,581   2,212,137
                                                             ----------  ----------  ----------

Cash Flow From (Used in) Investing Activities:
  Acquisition of MediSense, Inc., net of cash acquired . .     (830,559)          -           -
  Acquisitions of property, equipment and other
     businesses. . . . . . . . . . . . . . . . . . . . . .     (949,028)   (947,021)   (929,488)
  Purchases of investment securities . . . . . . . . . . .     (312,535)   (183,443)   (226,728)
  Proceeds from sales of investment securities . . . . . .      117,783      67,130     185,268
  Other. . . . . . . . . . . . . . . . . . . . . . . . . .       19,098      25,611      26,863
                                                             ----------  ----------  ----------
    Net Cash Used in Investing Activities. . . . . . . . .   (1,955,241) (1,037,723)   (944,085)
                                                             ----------  ----------  ----------

Cash Flow From (Used in) Financing Activities:
  Proceeds from borrowings with original
    maturities of more than three months . . . . . . . . .      504,652     353,317     107,868
  Repayments of borrowings with original
    maturities of more than three months . . . . . . . . .      (72,016)   (221,506)    (89,977)
  Proceeds from (repayments of) other borrowings . . . . .      402,401     282,754    (115,725)
  Purchases of common shares . . . . . . . . . . . . . . .     (808,816)   (771,411)   (615,946)
  Proceeds from stock options exercised. . . . . . . . . .      109,638      76,540      36,214
  Dividends paid . . . . . . . . . . . . . . . . . . . . .     (728,147)   (653,567)   (602,356)
                                                               ---------   --------- ----------
    Net Cash Used in Financing Activities. . . . . . . . .     (592,288)   (933,873) (1,279,922)
                                                               ---------   --------- ----------

                             Abbott Laboratories and Subsidiaries

                                       (Dollars  in Thousands)


                                                                    Year Ended December 31
                                                               -------------------------------
                                                               1996         1995        1994
                                                               ----         ----        ----
Effect of exchange rate changes on cash and
  cash equivalents . . . . . . . . . . . . . . . . . . . .       (5,521)    (3,060)      1,466
                                                             ----------  ---------   ----------
Net (Decrease) in Cash and Cash Equivalents. . . . . . . .     (170,988)    (9,075)    (10,404)
Cash and Cash Equivalents, Beginning of Year . . . . . . .      281,197    290,272     300,676
                                                             ----------  ---------   ----------
Cash and Cash Equivalents, End of Year . . . . . . . . . .    $ 110,209  $ 281,197   $ 290,272
                                                             ----------  ---------   ----------
                                                             ----------  ---------   ----------

Supplemental Cash Flow Information:
  Income taxes paid. . . . . . . . . . . . . . . . . . . .    $ 801,107  $  954,861  $  571,215
  Interest paid. . . . . . . . . . . . . . . . . . . . . .       89,509      67,917      50,157

The accompanying notes to consolidated financial statements are an integral part of this statement.

                               Abbott Laboratories and Subsidiaries

                       CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT

                          (Dollars in Thousands Except Per Share Data)

                                                                    Year Ended December 31
                                                             ---------------------------------
                                                                1996        1995        1994
                                                             ----------  -----------   ----------
Common Shares:
  Beginning of Year
    Shares: 1996: 797,021,211; 1995: 813,046,602;
    1994: 830,941,614. . . . . . . . . . . . . . . . . . .   $  581,562   $  505,170  $  469,828
  Issued under incentive stock programs
    Shares: 1996: 5,103,701; 1995: 4,332,070;
    1994: 3,247,207. . . . . . . . . . . . . . . . . . . .      105,648       70,842      38,638
  Tax benefit from sale of option shares and
    vesting of restricted stock awards
    (no share effect). . . . . . . . . . . . . . . . . . .       21,589       19,303       9,800
  Retired - Shares: 1996: 18,087,054;
    1995: 20,357,461; 1994: 21,142,219 . . . . . . . . . .      (14,419)     (13,753)    (13,096)
                                                             ----------  -----------   ----------
  End of Year
    Shares: 1996: 784,037,858; 1995: 797,021,211;
    1994: 813,046,602. . . . . . . . . . . . . . . . . . .   $  694,380   $  581,562  $  505,170
                                                             ----------   ----------  ----------
                                                             ----------   ----------  ----------
Earnings Employed in the Business:
  Beginning of Year. . . . . . . . . . . . . . . . . . . .   $3,926,917  $3,652,434  $3,364,952
  Net earnings . . . . . . . . . . . . . . . . . . . . . .    1,882,033   1,688,700   1,516,683
  Unrealized gain on marketable equity securities,
    net of tax . . . . . . . . . . . . . . . . . . . . . .        9,000      21,600           -
  Cash dividends declared on common shares
    (per share -1996: $.96; 1995: $.84; 1994: $.76). . . .     (748,659)   (666,406)   (615,271)
  Cost of common shares retired in excess
    of stated capital amount . . . . . . . . . . . . . . .     (811,996)   (771,263)   (615,074)
  Cost of treasury shares issued below market
    value of restricted stock awards . . . . . . . . . . .        5,509       1,852       1,144
                                                             ----------  ----------  ----------
  End of Year. . . . . . . . . . . . . . . . . . . . . . .   $4,262,804  $3,926,917  $3,652,434
                                                             ----------  ----------  ----------
                                                             ----------  ----------  ----------

Cumulative Translation Adjustments:
  Beginning of Year . . . . . . . . . . . . . . . . . . .   $  (55,646)  $ (51,124) $ (100,716)
  Translation adjustments. . . . . . . . . . . . . . . . .      (23,124)     (4,522)     49,592
                                                             ----------  ----------   ---------
  End of Year. . . . . . . . . . . . . . . . . . . . . . .   $  (78,770)  $ (55,646) $  (51,124)
                                                             ----------  ----------   ---------
                                                             ----------  ----------   ---------

                              Abbott Laboratories and Subsidiaries

                          (Dollars in Thousands Except Per Share Data)

                                                                    Year Ended December 31
                                                             ----------------------------------
                                                                1996        1995        1994
                                                             ----------  ----------  ----------
Common Shares Held in Treasury:
  Beginning of Year
    Shares: 1996: 9,714,379; 1995: 9,766,880;
      1994: 9,811,930. . . . . . . . . . . . . . . . . . .   $   51,268  $   51,545  $   51,783
  Issued under incentive stock programs
    Shares: 1996: 125,747; 1995: 52,501;
    1994: 45,050 . . . . . . . . . . . . . . . . . . . . .         (663)       (277)       (238)
                                                             ----------  ----------  ----------
  End of Year
    Shares: 1996: 9,588,632; 1995: 9,714,379;
    1994: 9,766,880. . . . . . . . . . . . . . . . . . . .    $  50,605  $   51,268  $   51,545
                                                              ----------  ----------  ----------
                                                              ----------  ----------  ----------

Unearned Compensation - Restricted Stock Awards:
  Beginning of Year. . . . . . . . . . . . . . . . . . . .   $    4,718  $    5,535  $    7,352
  Issued at market value - Shares: 1996: 118,800;
    1995: 45,000; 1994: 35,000 . . . . . . . . . . . . . .        5,881       1,829       1,094
  Lapses - Shares: 1996: 6,000; 1995: 4,800;
    1994: 21,600 . . . . . . . . . . . . . . . . . . . . .         (308)       (137)       (575)
  Amortization . . . . . . . . . . . . . . . . . . . . . .       (2,664)     (2,509)     (2,336)
                                                             ----------  ----------  ----------
  End of Year. . . . . . . . . . . . . . . . . . . . . . .    $   7,627  $    4,718  $    5,535
                                                             ----------  ----------  ----------
                                                             ----------  ----------  ----------

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

INTANGIBLE ASSETS

     Intangible assets, primarily purchased intangible assets and goodwill resulting from business acquisitions, are amortized on a straight-line basis over up to 40 years. Accumulated amortization as of December 31, 1996, 1995, and 1994, was $54.7 million, $26.0 million, and $20.6 million, respectively.

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

                           Abbott Laboratories and Subsidiaries

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

                           Abbott Laboratories and Subsidiaries

Note 2 - Taxes on Earnings
(dollars in thousands)

     Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. U.S. income taxes are provided on those earnings of foreign subsidiaries and subsidiaries operating in Puerto Rico under tax incentive grants, which are intended to be remitted to the parent company. Undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment aggregated $1,312,000 at December 31, 1996. Deferred income taxes not provided on these earnings would be approximately $210,000.

     Earnings before taxes, and the related provisions for taxes on earnings, were as follows:

Earnings Before Taxes                            1996       1995        1994
                                             ----------  ----------  ----------
  Domestic . . . . . . . . . . . . . . . .   $1,934,872  $1,711,188  $1,595,279
  Foreign . . . . . . . . . . . . . . . .       734,678     684,131     571,411
                                             ----------  ----------  ----------
Total. . . . . . . . . . . . . . . . . . .   $2,669,550  $2,395,319  $2,166,690
                                             ----------  ----------  ----------
                                             ----------  ----------  ----------

Taxes on Earnings                                1996        1995        1994
                                             ----------  ----------  ----------
  Current:
    U.S. Federal and Possessions . . . . .     $573,208    $495,692    $487,977
    State. . . . . . . . . . . . . . . . .       62,835      47,656      56,548
    Foreign. . . . . . . . . . . . . . . .      207,512     251,339     192,509
                                             ----------  ----------  ----------
  Total current. . . . . . . . . . . . . .      843,555     794,687     737,034
                                             ----------  ----------  ----------

  Deferred:
    Domestic . . . . . . . . . . . . . . .      (68,762)    (81,264)    (96,679)
    Foreign. . . . . . . . . . . . . . . .       13,338      (6,332)      9,801
    Enacted tax rate changes . . . . . . .         (614)       (472)       (149)
                                             ----------  ----------  ----------
  Total deferred . . . . . . . . . . . . .      (56,038)    (88,068)    (87,027)
                                             ----------  ----------  ----------
Total. . . . . . . . . . . . . . . . . . .     $787,517    $706,619    $650,007
                                             ----------  ----------  ----------
                                             ----------  ----------  ----------

                           Abbott Laboratories and Subsidiaries

     Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

                                                    1996      1995      1994
                                                    ----      ----      ----
Statutory tax rate . . . . . . . . . . . . . . . .  35.0%     35.0%     35.0%
Benefit of tax exemptions in Puerto Rico,
the Dominican Republic,
Italy, Ireland, and The Netherlands  . . . . . . .  (6.5)     (5.7)     (5.1)
State taxes, net of federal benefit. . . . . . . .   1.5       1.3       1.7
All other, net . . . . . . . . . . . . . . . . . .  (0.5)     (1.1)     (1.6)
                                                    ----      ----      ----
Effective tax rate . . . . . . . . . . . . . . . .  29.5%     29.5%     30.0%
                                                    ----      ----      ----
                                                    ----      ----      ----

     As of December 31, 1996, 1995, and 1994, total deferred tax assets were $997,036, $858,045, and $767,857, respectively, and total deferred tax liabilities were $427,412, $265,388, and $263,734, respectively. Valuation allowances for deferred tax assets were not significant. The temporary differences that give rise to deferred tax assets and liabilities were as follows:


                                                    1996        1995        1994
                                                  --------   ---------   ---------
Compensation and employee benefits . . . . . . .  $185,537   $ 161,547   $ 157,374
Trade receivable reserves. . . . . . . . . . . .   130,692     126,209     107,320
Inventory reserves . . . . . . . . . . . . . . .   122,522     101,835      77,787
Deferred intercompany profit . . . . . . . . . .   112,467      97,555      78,317
State income taxes . . . . . . . . . . . . . . .    30,343      25,602      37,394
Depreciation . . . . . . . . . . . . . . . . . .  (184,270)   (178,025)   (167,773)
Other, primarily other accruals, reserves and
  intangible assets not currently deductible . .   157,832     248,720     203,075
                                                 ---------   ---------   ---------
Total. . . . . . . . . . . . . . . . . . . . . . $ 555,123   $ 583,443   $ 493,494
                                                 ---------   ---------   ---------
                                                 ---------   ---------   ---------

                  Abbott Laboratories and Subsidiaries

Note 3 - Financial Instruments

    The Company enters into foreign currency forward exchange contracts to hedge intercompany loans and trade accounts payable where the functional currency of the lending and borrowing entities are not the same. Such contracts are also used to hedge foreign currency denominated third party trade payables and receivables. For intercompany loans, the contracts require the Company to sell foreign currencies, primarily Japanese yen and European currencies, in exchange for primarily U.S. dollars. For intercompany and trade payables and receivables, the currencies hedged are primarily the U.S. dollar, Japanese yen and European currencies. At December 31, 1996, 1995, and 1994, the Company held $1.0 billion, $723 million, and $717 million, respectively, of foreign currency forward exchange contracts. The contracts outstanding at December 31, 1996 mature in 1997. These contracts are marked to market each month. The resulting gains or losses are reflected in income and are generally offset by losses or gains on the exposures being hedged.

    The Company purchases U.S. dollar call options as a hedge of anticipated intercompany purchases by foreign subsidiaries whose functional currency is not the U.S. dollar. These contracts give the Company the right, but not the requirement, to purchase U.S. dollars in exchange for foreign currencies, primarily Japanese yen and European currencies, at predetermined exchange rates. At December 31, 1996, 1995, and 1994, the Company held $431 million, $330 million, and $370 million, respectively, of U.S. dollar call option contracts. The contracts outstanding at December 31, 1996 mature in 1997. Realized and unrealized gains and losses on contracts that qualify as hedges of anticipated purchases by foreign subsidiaries are recognized in the same period that the foreign currency exposure is recognized. Contracts that do not qualify for hedge accounting are marked to market each month, and the resulting gains or losses are reflected in income.

    The Company purchases foreign currency put options as a hedge against the effect of exchange rate fluctuations on income. These contracts give the Company the right, but not the requirement, to sell foreign currencies, primarily Japanese yen and European currencies, in exchange for U.S. dollars at predetermined exchange rates. These contracts are marked to market each month. The resulting gains or losses are reflected in income and are generally offset by losses or gains on the exposures being hedged. There were no such contracts outstanding at December 31, 1996, 1995, and 1994.

    The gross unrealized holding gains/(losses) on current investment securities and those maturing after one year totaled $4.2 million and $(11.0) million at December 31, 1996, respectively; $5.6 million and $(4.3) million at December 31, 1995, respectively; and $2.5 million and $(9.2) million at December 31, 1994, respectively.

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


                                                                  (millions of dollars)
                                           1996                         1995                        1994
                                  -------------------         -------------------         --------------------
                                  Carrying       Fair         Carrying       Fair         Carrying       Fair
                                   Value        Value          Value        Value          Value        Value
                                  -------------------         -------------------         --------------------
Investment  Securities:
  Current . . . . . . . . . . .  $  12.9    $  12.7           $  34.5     $  34.6         $  25.1      $  25.2
  Maturing after One Year . . .    665.6      659.0             422.5       423.7           316.2        309.4

Total Long-Term Debt. . . . . .   (935.2)    (917.0)           (436.6)     (441.8)         (308.8)      (276.1)

Foreign Currency Forward
  Exchange Contracts:
  (Payable) position  . . . . .    (10.9)     (10.9)             (2.6)       (2.6)           (1.6)        (1.6)
   Receivable position. . . . .     18.6       18.6               5.2         5.2             6.5          6.5

Foreign Currency Option
   Contracts. . . . . . . . . .      2.8        1.6              10.6         7.8            14.7          0.7


                        Abbott  Laboratories and Subsidiaries

Note 4 - Debt and Lines of Credit
(dollars in thousands)

The following is a summary of long-term debt at December 31:


                                                                 1996        1995       1994
                                                               --------    --------   --------
6.5% debentures, due 2001. . . . . . . . . . . . . . . . .     $250,000    $     --   $     --
5.6% debentures, due 2003  . . . . . . . . . . . . . . . .      200,000     200,000    200,000
6.8% debentures, due 2005  . . . . . . . . . . . . . . . .      150,000     150,000         --
6.4% debentures, due 2006. . . . . . . . . . . . . . . . .      250,000          --         --
Other, primarily industrial revenue bonds at
  various rates of interest, averaging 4.3 %
  at December 31, 1996, and due at
  various dates through 2023 . . . . . . . . . . . . . . .       82,898      85,198     87,091
                                                               --------    --------   --------
Total, net of current maturities . . . . . . . . . . . . .     $932,898    $435,198   $287,091
                                                               --------    --------   --------
                                                               --------    --------   --------

Payments required on long-term debt outstanding at December 31, 1996 are $2,329 in 1997, $2,582 in 1998, $800 in 1999, none in 2000, and $250,000 in
2001.

    At December 31, 1996, the Company had $1,505,000 of unused domestic lines of credit which support domestic commercial paper borrowing arrangements. Related compensating balances, which are subject to withdrawal by the Company at its option, and commitment fees are not material. The Company's weighted average interest rate on short-term borrowings was 5.8% at December 31, 1996 and 1995, and 6.1% at December 31, 1994.

    The Company may issue up to $400,000 of senior debt securities in the future under a registration statement filed with the Securities and Exchange Commission in 1996.

                        Abbott  Laboratories and Subsidiaries

Note 5 - Retirement Plans
(dollars in thousands)

Retirement plans consist of defined benefit, defined contribution, and medical and dental plans.

    Pension benefits for the Company's defined benefit plans generally are based on an employee's years of service and compensation near retirement. Certain plan benefits would vest and certain restrictions on the use of plan assets would take effect upon a change in control of the Company.

    Net pension cost for the Company's significant defined benefit plans includes the following components:

                                                                 1996        1995        1994
                                                              ---------   ---------   ---------
Service cost - benefits earned during the year . . . . . .    $  81,243   $  59,636   $  67,768
Interest cost on projected benefit obligations . . . . . .      111,449      94,101      85,414
Return on assets . . . . . . . . . . . . . . . . . . . . .     (224,412)   (274,844)        915
Net amortization and deferral. . . . . . . . . . . . . . .       80,886     139,491    (125,186)
                                                              ---------   ---------   ---------
Net pension cost . . . . . . . . . . . . . . . . . . . . .    $  49,166   $  18,384   $  28,911
                                                              ---------   ---------   ---------
                                                              ---------   ---------   ---------

The plans' funded status at December 31 was as follows:

                                                                 1996        1995        1994
                                                             ----------   ----------  ----------
Actuarial present value of benefit obligations -
  Vested benefits. . . . . . . . . . . . . . . . . . . . .   $1,338,376   $1,036,937  $  799,425
  Nonvested benefits . . . . . . . . . . . . . . . . . . .      163,033      140,232     104,120
                                                             ----------   ----------  ----------
Accumulated benefit obligations. . . . . . . . . . . . . .   $1,501,409   $1,177,169  $  903,545
                                                             ----------   ----------  ----------

Plans' assets at fair value, principally
  listed securities. . . . . . . . . . . . . . . . . . . .   $1,828,989   $1,600,368  $1,321,051
Actuarial present value of projected
  benefit obligations. . . . . . . . . . . . . . . . . . .    1,771,191    1,494,348   1,147,024
                                                             ----------   ----------  ----------
Projected benefit obligations less
  than plans' assets . . . . . . . . . . . . . . . . . . .       57,798      106,020     174,027
Unrecognized net transitional asset. . . . . . . . . . . .      (42,728)     (52,915)    (63,866)
Unrecognized prior service cost. . . . . . . . . . . . . .       11,968       12,532      15,274
Unrecognized net (gain) loss . . . . . . . . . . . . . . .       51,531      (11,315)   (101,139)
                                                             ----------   ----------  ----------
Net prepaid pension cost . . . . . . . . . . . . . . . . .   $   78,569   $   54,322  $   24,296
                                                             ----------   ----------  ----------
                                                             ----------   ----------  ----------

                       Abbott  Laboratories and Subsidiaries

Assumptions used for the Company's major defined benefit plan as of December 31 include:

                                                                   1996        1995        1994
                                                                  ------      ------      ------
Discount rate for determining obligations
  and interest cost. . . . . . . . . . . . . . . . . . . .        7 1/2%      7 1/4%      8 1/2%
Expected aggregate average long-term change
  in compensation. . . . . . . . . . . . . . . . . . . . .           5%          4%          4%
Expected long-term rate of return on assets. . . . . . . .           9%          9%          9%


The Stock Retirement Plan is the principal defined contribution plan.
Company contributions to this plan were $54,883 in 1996, $48,845 in 1995, and $45,124 in 1994, equal to 7.33 percent of dividends declared, as provided under the plan.

    The Company provides certain medical and dental benefits to qualifying domestic retirees. Net post- retirement health care cost includes the following components:


                                                                 1996        1995         1994
                                                                -------     -------     -------
Service cost - benefits earned during the year . . . . . .      $28,302     $21,328     $27,605
Interest cost on accumulated post-retirement
  benefit obligations. . . . . . . . . . . . . . . . . . .       40,822      36,412      35,578
Return on assets . . . . . . . . . . . . . . . . . . . . .       (9,372)    (16,798)        810
Net amortization and deferral. . . . . . . . . . . . . . .        7,128      11,980      (1,561)
                                                                -------     -------     -------
Net post-retirement health care cost . . . . . . . . . . .      $66,880     $52,922     $62,432
                                                                -------     -------     -------
                                                                -------     -------     -------

The plans' funded status at December 31 was as follows:

                                                                 1996        1995        1994
                                                              ---------   ---------   ---------

Actuarial present value of benefit obligations -
  Retirees . . . . . . . . . . . . . . . . . . . . . . . .    $ 196,800   $ 174,782   $ 164,153
  Fully eligible active participants . . . . . . . . . . .      138,564     131,669     113,128
  Other active participants. . . . . . . . . . . . . . . .      264,267     250,518     186,778
                                                              ---------   ---------   ---------
Accumulated post-retirement benefit obligations. . . . . .      599,631     556,969     464,059
Plans' assets at fair value, principally listed securities       87,719      95,530      94,297
                                                              ---------   ---------   ---------
Accumulated  post-retirement benefit obligations
  in excess of plans' assets . . . . . . . . . . . . . . .     (511,912)   (461,439)   (369,762)
Unrecognized net loss. . . . . . . . . . . . . . . . . . .      152,030     168,307     129,477
                                                              ---------   ---------   ---------
Accrued post-retirement health care cost . . . . . . . . .    $(359,882)  $(293,132)  $(240,285)
                                                              ---------   ---------   ---------
                                                              ---------   ---------   ---------


                    Abbott Laboratories and Subsidiaries

The discount rate and expected long-term rate of return on assets assumptions are identical to those used for the Company's major defined benefit plan. A 6 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997. This rate is assumed to decrease to 5 percent in 1998 and remain at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates would increase the accumulated post-retirement benefit obligations as of December 31, 1996 by approximately $96,900 and the total of the service and interest cost components of net post-retirement health care cost for the year then ended by approximately $16,800.

    The Company provides certain other post-employment benefits, primarily salary continuation plans, to qualifying domestic employees, and accrues for the related cost over the service lives of the employees.

                     Abbott Laboratories and Subsidiaries

Note 6 - Investment Securities
(dollars in thousands)


The following is a summary of investment securities at December 31:

                                                              1996        1995        1994
                                                            --------   ---------   --------
Current Investment Securities
 Time deposits and certificates of deposit . . . . . . . .  $    800   $  10,000   $  8,050
 Other, primarily debt obligations issued or guaranteed
    by various governments or government agencies. . . . .    12,075      24,500     17,006
                                                            --------   ---------   --------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 12,875   $  34,500   $ 25,056
                                                            --------   ---------   --------
                                                            --------   ---------   --------


                                                              1996        1995       1994
                                                            --------   ---------   --------
Investment Securities Maturing after One Year
  Time deposits and certificates of deposit,
    maturing through 2001. . . . . . . . . . . . . . . . .  $432,200   $161,500   $  66,500
  Corporate debt obligations, maturing through 2008. . . .    84,310     86,728     104,696
  Debt obligations issued or guaranteed
    by various governments or government agencies,
    maturing through 2023. . . . . . . . . . . . . . . . .   149,043    174,319     144,999
                                                            --------   ---------   --------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . .  $665,553   $422,547    $316,195
                                                            --------   ---------   --------
                                                            --------   ---------   --------

     The Company generally holds investment securities until maturity. All investment securities classified as current as of December 31, 1996 mature before January 1, 1998.

     Of the investment securities listed above, $676,251, $452,445, and $334,128, were held at December 31, 1996, 1995, and 1994, respectively, by subsidiaries operating in Puerto Rico under tax incentive grants expiring from 2002 through 2007. In addition, these subsidiaries held cash equivalents of $197,600 and $164,700 at December 31, 1995 and 1994, respectively.

                     Abbott Laboratories and Subsidiaries

Note 7 - Incentive Stock Program

     The 1996 Incentive Stock Program authorizes the granting of stock options, stock appreciation rights, limited stock appreciation rights, restricted stock awards, performance units, and foreign qualified benefits. Stock options, limited stock appreciation rights, restricted stock awards, and foreign qualified benefits have been granted and are currently outstanding under this program and prior programs. The purchase price of shares under option must equal the fair market value of the common stock on the date of grant and the maximum term of the option is ten years. Options granted in 1996, 1995, and 1994 vest equally over three years.

     Limited stock appreciation rights have been granted to certain holders of stock options and can be exercised, by surrendering related stock options, only upon a change in control of the Company. At December 31, 1996, 5,737,882 options, with a weighted average exercise price of $32.98 per share, were subject to limited stock appreciation rights. Upon a change in control of the Company, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards are deemed satisfied.

     At December 31, 1996, 11,075,823 shares were reserved for future grants under the 1996 Program. Data with respect to stock options under the 1996 Program and prior programs are as follows:

                     OPTIONS OUTSTANDING      EXERCISABLE OPTIONS
                     -------------------      -------------------
                                Weighted                 Weighted
                                 Average                  Average
                                Exercise                 Exercise
                      Shares       Price      Shares        Price
                    ----------    ------    ----------    -------
January 1, 1994     30,077,038    $22.26
Granted              1,894,815     28.89
Exercised           (3,247,207)    11.70
Lapsed                (436,488)    31.77
                    ----------    ------
December 31, 1994   28,288,158     23.77    21,819,935     $21.75
                                            ----------    -------
                                            ----------    -------
Granted              5,827,269     39.17
Exercised           (4,332,070)    16.28
Lapsed                (282,570)    33.81
                    ----------    ------
December 31, 1995   29,500,787     27.82    18,654,652      23.40
                                            ----------    -------
                                            ----------    -------
Granted              6,121,564     43.96
Exercised           (5,103,701)    20.38
Lapsed                (281,555)    40.39
                    ----------    ------
December 31, 1996   30,237,095    $32.22    19,957,414     $27.51
                    ----------    ------    ----------    -------
                    ----------    ------    ----------    -------

                     Abbott Laboratories and Subsidiaries

              Options Outstanding at                      Exercisable Options
                December 31, 1996                        at Dececember 31, 1996
------------------------------------------------------   ----------------------
                                Weighted      Weighted               Weighted
                                 Average       Average                Average
Range of                        Remaining     Exercise               Exercise
Exercise Prices      Shares    Life (Years)    Price       Shares     Price
-----------------  ----------  -----------    --------    ---------   -------
    $11 to $32      9,775,006      3.8        $20.69      9,190,486   $20.17
    $33 to $38      9,024,093      5.3         32.71      8,988,322    32.70
    $39 to $55     11,437,996      8.8         41.70      1,778,606    39.22
                   ----------  -----------    --------    ---------   -------

                   30,237,095      6.1        $32.22     19,957,414   $27.51
                   ----------  -----------    --------    ---------   -------
                   ----------  -----------    --------    ---------   -------

The Company measures compensation cost using the intrinsic value-based method of accounting. Had compensation cost been determined using the fair market value-based accounting method for options granted in 1996 and 1995, pro forma net income for 1996 and 1995 would have been $1.845 billion and $1.674 billion, respectively, and pro forma earnings per common share for 1996 and 1995 would have been $2.36 and $2.11, respectively. The weighted average fair value of an option granted in 1996 and 1995, was $11.63 and $11.37, respectively. For purposes of fair market value disclosures, the fair market value of an option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

                                        1996           1995
                                       -----          -----

Risk-Free Interest Rate                5.25%          6.75%
Average Life of Options (years)        5.2            5.2
Volatility                            25.0%          25.0%
Dividend Yield                         1.9%           2.1%

                     Abbott Laboratories and Subsidiaries

Note 8 - Quarterly Results (Unaudited)

(dollars in millions except per share data)
                                            1996       1995        1994
                                          --------    --------    --------
FIRST QUARTER
Net Sales. . . . . . . . . . . . . . . .  $2,672.2    $2,524.4    $2,215.2
Gross Profit . . . . . . . . . . . . . .   1,516.0     1,435.5     1,251.0
Net Earnings . . . . . . . . . . . . . .     480.1       417.3       366.2
Earnings Per Common Share. . . . . . . .       .61         .52         .45

SECOND QUARTER
Net Sales. . . . . . . . . . . . . . . .  $2,699.2    $2,500.3    $2,204.1
Gross Profit . . . . . . . . . . . . . .   1,555.3     1,414.3     1,257.2
Net Earnings . . . . . . . . . . . . . .     470.4       424.0       376.6
Earnings Per Common Share. . . . . . . .       .60         .53         .46

THIRD QUARTER
Net Sales. . . . . . . . . . . . . . . .  $2,646.2    $2,390.8    $2,254.8
Gross Profit . . . . . . . . . . . . . .   1,468.9     1,320.5     1,239.0
Net Earnings . . . . . . . . . . . . . .     420.9       382.0       351.3
Earnings Per Common Share. . . . . . . .       .54         .48         .43

FOURTH QUARTER
Net Sales. . . . . . . . . . . . . . . .   $2,995.9    $2,596.7    $2,481.9
Gross Profit . . . . . . . . . . . . . .    1,741.3     1,516.1     1,415.0
Net Earnings . . . . . . . . . . . . . .      510.6       465.4       422.6
Earnings Per Common Share. . . . . . . .        .66         .59         .53

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

     The infant formula antitrust suits allege that the Company conspired with one or more of its competitors to fix prices, restrain trade and monopolize the market for infant formula products in violation of state and federal antitrust laws. The suits have been brought on behalf of individuals, the Nestle Food Company, and state government agencies and name the Company, certain other infant formula manufacturers and, in some instances, the American Academy of Pediatrics as defendants. The cases seek treble damages, civil penalties and other relief. On June 19, 1995, a jury in federal court in Los Angeles, California found in favor of the Company and the American Academy of Pediatrics in the infant formula antitrust case brought by Nestle Food Company. On January 9, 1997, the Ninth Circuit Court of Appeals affirmed the jury's verdict. Nestle has the right to
petition for certiorari to the United States Supreme Court.   In addition, in
1996, the Company entered into agreements to settle, pending court approval, a majority of the other antitrust suits. Under these settlement agreements, the Company has agreed to pay $25 million in cash and provide $7.5 million of infant formula products.

     The prescription pharmaceutical pricing antitrust suits allege that various pharmaceutical manufacturers have conspired to fix prices for prescription pharmaceuticals and/or to discriminate in pricing to retail pharmacies by providing discounts to mail-order pharmacies, institutional pharmacies and HMOs in violation of state and federal antitrust laws. The suits have been brought on behalf of individuals and retail pharmacies and name both the Company and certain other pharmaceutical manufacturers and pharmaceutical wholesalers and at least one mail-order pharmacy company as defendants. The cases seek treble damages, civil penalties, injunctive and other relief. The Company has filed or intends to file a response to each of the complaints denying all substantive allegations.

     The Company expects that within the next year, legal proceedings will occur which may result in a change in the estimated reserves recorded by the Company. While it is not feasible to predict the outcome of such pending claims, proceedings, investigations and remediation activities with certainty, management is of the opinion that their ultimate disposition should not have a material adverse effect on the Company's financial position, cash flows, or results of operations.

                     Abbott Laboratories and Subsidiaries

Note 10 - Business Acquisitions

     In 1996, the Company acquired all of the outstanding shares of MediSense, Inc., a manufacturer of blood glucose self-testing products. Of the cash purchase price of approximately $867 million, $219 million was allocated to goodwill; $635 million was allocated to other intangible assets; and $37 million was charged against earnings for in-process research and development. Goodwill and other intangible assets will be amortized on a straight-line basis over 25 to 40 years. In December 1994, the Company purchased the operating assets of the nutritional business of Puleva Union Industrial y Agroganadera, S.A. for $106 million. Had these acquisitions taken place on January 1 of the previous years, consolidated sales and income would not have been significantly different from reported amounts.

     The Company currently owns 70% of the capital stock of a Japanese subsidiary. In 1996, the Company entered into an agreement with the minority interest shareholder to purchase their 30% ownership over a ten-year period.

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

HOSPITAL AND LABORATORY PRODUCTS - Included are diagnostic systems for consumers, blood banks, hospitals, commercial laboratories and alternate-care testing sites; intravenous and irrigation fluids and related administration equipment; drugs and drug delivery systems; anesthetics; critical care products; diagnostic imaging; and other medical specialty products for hospitals and alternate care sites.

     In the following tables, net sales by industry segment and geographic area include both sales to customers, as reported in the Consolidated Statement of Earnings, and inter-area sales (for geographic areas) at sales prices which approximate market. Operating profit excludes corporate expenses.

                     Abbott Laboratories and Subsidiaries

Industry Segments (a)                             1996        1995       1994
                                                -------     -------     ------
Net Sales
  Pharmaceutical and nutritional . . . . . . .  $ 6,307     $ 5,629     $4,951
  Hospital and laboratory  . . . . . . . . . .    4,706       4,383      4,205
                                                -------     -------     ------
Total  . . . . . . . . . . . . . . . . . . . .  $11,013     $10,012     $9,156
                                                -------     -------     ------
                                                -------     -------     ------

Operating Profit
  Pharmaceutical and nutritional (b) . . . . .  $ 1,898     $ 1,586     $1,385
  Hospital and laboratory  . . . . . . . . . .      810         853        818
                                                -------     -------     ------
  Operating Profit . . . . . . . . . . . . . .    2,708       2,439      2,203
  Corporate (income) expense, net (c). . . . .      (13)         26         23
  Interest (income) expense, net . . . . . . .       51          18         13
                                                -------     -------     ------
Earnings Before Taxes. . . . . . . . . . . . .  $ 2,670     $ 2,395     $2,167
                                                -------     -------     ------
                                                -------     -------     ------

Identifiable Assets
  Pharmaceutical and nutritional . . . . . . .  $ 4,117     $ 3,866     $3,415
  Hospital and laboratory (d). . . . . . . . .    4,977       3,782      3,596
  General corporate (e). . . . . . . . . . . .    2,032       1,765      1,513
                                                -------     -------     ------
Total. . . . . . . . . . . . . . . . . . . . .  $11,126     $ 9,413     $8,524
                                                -------     -------     ------
                                                -------     -------     ------

Capital Expenditures
  Pharmaceutical and nutritional . . . . . . .   $  374      $  459     $  478
  Hospital and laboratory. . . . . . . . . . .      571         483        447
  General corporate. . . . . . . . . . . . . .        4           5          4
                                                -------     -------     ------
Total. . . . . . . . . . . . . . . . . . . . .   $  949      $  947      $ 929
                                                -------     -------     ------
                                                -------     -------     ------

Depreciation and Amortization
  Pharmaceutical and nutritional . . . . . . .   $  285      $  252     $  213
  Hospital and laboratory (d). . . . . . . . .      397         311        295
  General corporate. . . . . . . . . . . . . .        4           3          3
                                                -------     -------     ------
Total. . . . . . . . . . . . . . . . . . . . .   $  686      $  566     $  511
                                                -------     -------     ------
                                                -------     -------     ------

                     Abbott Laboratories and Subsidiaries

(a) Net sales and operating profit in 1996 were unfavorably affected by the relatively stronger U.S. dollar, and, in 1995, were favorably impacted by the relatively weaker U.S. dollar. Net sales and operating profit in 1994 were not significantly impacted by the fluctuations in the U.S. dollar.

(b) The operating profit for 1994 was unfavorably impacted by charges against earnings for certain litigation.

(c) Corporate expenses not allocated to segments include results from joint ventures, net foreign exchange losses, minority interest expense and other general corporate income and expense. Net foreign exchange losses were $21.8 in 1996, $25.2 in 1995, and $30.8 in 1994.

(d) In 1996, the Company acquired all of the outstanding shares of MediSense, Inc.

(e) General corporate assets are principally prepaid income taxes, cash and cash equivalents, investment securities, and investments in joint ventures.

                     Abbott Laboratories and Subsidiaries

Geographic Areas (a)                              1996       1995       1994
                                                -------     -------    ------

Net Sales
  United States:
    Domestic and export customers. . . . . . .  $ 6,786     $ 6,121    $5,758
    Inter-area . . . . . . . . . . . . . . . .    1,762       1,371     1,143
                                                -------     -------    ------
  Total United States. . . . . . . . . . . . .    8,548       7,492     6,901
  Latin America. . . . . . . . . . . . . . . .      619         540       490
  Europe, Mideast and Africa . . . . . . . . .    2,135       1,918     1,662
  Pacific, Far East and Canada . . . . . . . .    1,473       1,433     1,246
  Eliminations . . . . . . . . . . . . . . . .   (1,762)     (1,371)   (1,143)
                                                -------     -------    ------
Total. . . . . . . . . . . . . . . . . . . . .  $11,013     $10,012    $9,156
                                                -------     -------    ------
                                                -------     -------    ------

Operating Profit (b)
  United States. . . . . . . . . . . . . . . .   $2,012      $1,653    $1,558
  Latin America. . . . . . . . . . . . . . . .      167         177       131
  Europe, Mideast and Africa . . . . . . . . .      381         385       352
  Pacific, Far East and Canada . . . . . . . .      229         234       182
  Eliminations . . . . . . . . . . . . . . . .      (93)        (10)      (20)
                                                -------     -------    ------
Total. . . . . . . . . . . . . . . . . . . . .   $2,696      $2,439    $2,203
                                                -------     -------    ------
                                                -------     -------    ------

Identifiable Assets,
Excluding General Corporate Assets (d) (e)
  United States  . . . . . . . . . . . . . . .   $6,120      $5,081    $4,809
  Latin America  . . . . . . . . . . . . . . .      436         330       274
  Europe, Mideast and Africa . . . . . . . . .    1,817       1,517     1,298
  Pacific, Far East and Canada . . . . . . . .    1,015         927       827
  Eliminations . . . . . . . . . . . . . . . .     (294)       (207)     (197)
                                                -------     -------    ------
Total. . . . . . . . . . . . . . . . . . . . .   $9,094      $7,648    $7,011
                                                -------     -------    ------
                                                -------     -------    ------

                     Abbott Laboratories and Subsidiaries

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Abbott Laboratories:

     We have audited the accompanying consolidated balance sheet of Abbott Laboratories (an Illinois corporation) and Subsidiaries as of December 31, 1996, 1995, and 1994, and the related consolidated statements of earnings, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abbott Laboratories and Subsidiaries as of December 31, 1996, 1995, and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Chicago, Illinois                                Arthur Andersen  LLP
January 15, 1997



                     AUDIT COMMITTEE CHAIRMAN'S REPORT


     The Audit Committee of the Board of Directors is composed of six non-employee directors. The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Committee held two meetings during 1996. In fulfilling its responsibility, the Committee recommended to the Board of Directors, subject to shareholder approval, the selection of the Company's independent public accountants. The Audit Committee discussed with the internal auditors and the independent public accountants the overall scope and specific plans for their respective audits. The Committee also discussed the Company's consolidated financial statements and the adequacy of the Company's internal controls. During the Audit Committee meetings the Committee met with the internal auditors and independent public accountants, without management present, to discuss the results of their audits, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The meetings also were designed to facilitate any private communication with the Committee desired by the internal auditors or independent public accountants.

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

                     Abbott Laboratories and Subsidiaries

                             FINANCIAL REVIEW


RESULTS OF OPERATIONS

SALES
The following table details the components of sales growth by industry segment and geographic area for the last three years:

                                Total %        Components of Change %
                                               ----------------------
Worldwide Sales                 Change      Price       Volume    Exchange
---------------                 ------      -----       ------    --------
Total Worldwide
     1996 vs. 1995                10.0        0.1        11.5        (1.6)
     1995 vs. 1994                 9.4       (0.1)        8.0         1.5
     1994 vs. 1993                 8.9        0.8         8.0         0.1
Domestic
     1996 vs. 1995                10.9        0.1        10.8           -
     1995 vs. 1994                 6.2       (0.8)        7.0           -
     1994 vs. 1993                 7.6        1.0         6.6           -
International
     1996 vs. 1995                 8.7        0.1        12.5        (3.9)
     1995 vs. 1994                14.5        1.1         9.5         3.9
     1994 vs. 1993                11.1        0.5        10.4         0.2

Pharmaceutical and
  Nutritional Products
----------------------
Total Worldwide
     1996 vs. 1995                12.0        1.5        11.9        (1.4)
     1995 vs. 1994                13.7        1.0        12.1         0.6
     1994 vs. 1993                12.8        1.8        11.1        (0.1)
Domestic
     1996 vs. 1995                12.8        1.5        11.3           -
     1995 vs. 1994                 9.0        0.1         8.9           -
     1994 vs. 1993                10.8        1.8         9.0           -
International
     1996 vs. 1995                10.6        1.5        13.2        (4.1)
     1995 vs. 1994                23.6        2.9        18.8         1.9
     1994 vs. 1993                17.2        1.9        15.6        (0.3)

                     Abbott Laboratories and Subsidiaries

Hospital  and
Laboratory Products
---------------------
Total Worldwide
     1996 vs. 1995                 7.4       (1.7)       10.8        (1.7)
     1995 vs. 1994                 4.2       (1.3)        3.0         2.5
     1994 vs. 1993                 4.6       (0.4)        4.7         0.3
Domestic
     1996 vs. 1995                 7.9       (2.2)       10.1           -
     1995 vs. 1994                 2.1       (2.1)        4.2           -
     1994 vs. 1993                 3.1       (0.2)        3.3           -
International
     1996 vs. 1995                 6.8       (1.2)       11.7        (3.7)
     1995 vs. 1994                 6.9       (0.5)        1.9         5.5
     1994 vs. 1993                 6.5       (0.6)        6.5         0.6


     Sales of new products in the pharmaceutical and nutritional segment in 1996 are estimated to be $263 million. New product sales in the hospital and laboratories segment are estimated to be $760, including $146 for MediSense,
Inc. products.   Sales in international markets represented approximately 40 percent of worldwide sales in 1996 and 1995, and 38 percent of worldwide sales in 1994.

     The Company holds patents on Hytrin in the United States and several major markets throughout the world. The Company is facing a number of patent challenges from generic manufacturers in the United States, and the ultimate outcome of this litigation cannot be predicted.

                     Abbott Laboratories and Subsidiaries

     The classes of products which contributed at least 10 percent to consolidated net sales in at least one of the last three years were:

(dollars in millions)             1996        1995        1994
--------------------             ------      ------     -------
Anti-Infectives                  $1,407      $1,291     $   994
Adult Nutritionals                1,226       1,172       1,011
Infant Formula                    1,153       1,109       1,180

Increases in anti-infectives and adult nutritionals were primarily due to unit increases. Worldwide sales of infant formula increased in 1996 pimarily due to unit increases and decreased in 1995 primarily due to unit decreases.

OPERATING EARNINGS
Gross profit margins (sales less cost of products sold, including freight and distribution expenses) were 57.0 percent of sales in 1996, 56.8 percent in 1995, and 56.4 percent in 1994. The increases in gross profit margins were due primarily to favorable product mix, especially higher sales of pharmaceuticals, and productivity improvements, partially offset by higher project expenses for new products, higher manufacturing capacity costs for anticipated unit growth, and the effects of inflation and competitive pricing pressures in some product lines. Gross profit margins were unfavorably affected by the relatively stronger U.S. dollar in 1996, and were favorably impacted in 1995 by the relatively weaker U.S. dollar. Fluctuations in the U.S. dollar had an insignificant impact on gross profit margins in 1994. In the U.S., states receive price rebates from manufacturers of infant formula under the federally subsidized Special Supplemental Food Program for Women, Infants, and Children (WIC). The WIC rebate programs continue to have a negative effect on the gross profit margins of this portion of the infant formula business.

     Research and development expense increased to $1.205 billion in 1996, including $37 million of acquired in-process research and development relating to the purchase of MediSense, Inc. Research and development for 1995 included a similar charge for the acquisition of certain technologies. Research and development represented 10.9 percent of net sales in 1996, compared to 10.7 percent of net sales in 1995, and 10.5 percent of net sales in 1994. Research and development expenditures continue to be concentrated on pharmaceutical and diagnostic products.

                     Abbott  Laboratories and Subsidiaries

     Selling, general and administrative expenses increased 10.3 percent in 1996, net of the favorable effect of the relatively stronger U.S. dollar of
1.6 percent, compared to increases of 8.6 percent in 1995, and 3.3 percent in 1994. The increases reflect additional selling and marketing to support new product launches in the pharmaceutical and nutritional products segment. The 1995 increase also reflects contributions to the Company's charitable foundation.

INTEREST (INCOME) EXPENSE, NET
Net interest expense increased in 1996 due primarily to a higher level of borrowings as a result of the purchase of MediSense, Inc.

OTHER (INCOME) EXPENSE, NET
Other (income) expense, net, includes net foreign exchange losses of $21.8 million in 1996, $25.2 million in 1995, and $30.8 million in 1994, including net exchange (gains) losses on foreign currency contracts. These contracts were purchased to manage the Company's exposure to foreign currency rate changes. Other (income) expense, net, also includes the Company's share of the income from joint ventures, primarily TAP Holdings Inc. and minority interest expense.

                       Abbott Laboratories and Subsidiaries

TAXES ON EARNINGS

The Company's effective income tax rate for 1996 and 1995 was 29.5 percent,
compared to 30.0 percent for 1994.   All three years' tax rates were
unfavorably impacted by the reduction in tax incentive grants for Puerto Rico operations.

FINANCIAL CONDITION

CASH FLOW

The Company expects positive cash flow from operating activities to continue to approximate or exceed the Company's capital expenditures and cash dividends.

DEBT AND CAPITAL

The Company has maintained its favorable bond ratings (AAA by Standard & Poor's Corporation and Aa1 by Moody's Investors Service) and continues to have readily available financial resources, including unused domestic lines of credit of $1.5 billion at December 31, 1996. These lines of credit support domestic commercial paper borrowing arrangements.

     In 1996, the Company filed a registration statement with the Securities and Exchange Commission for the issuance of $650 million of senior debt securities and issued $250 million of 6.4% notes due in 2006. Under a separate arrangement the Company also issued, in 1996, $250 million of 6.5%
Eurodollar notes, payable in U.S. dollars, which are due in 2001. Proceeds from the notes were used to retire short-term borrowings.

     During the last three years, the Company purchased 58,436,000 of its common shares at a cost of $2.197 billion, including 4,335,000 shares of the 20,000,000 shares authorized for purchase by the Board of Directors in October, 1996.

CAPITAL EXPENDITURES

Capital expenditures of $949 million in 1996, $947 million in 1995, and $929 million in 1994, were principally for upgrading and expanding manufacturing and research and development facilities in both segments, for laboratory instruments and hospital equipment placed with customers, and for administrative support facilities. This level of capital expenditures is expected to continue, with an increased proportion dedicated to the hospital and laboratory products segment.

                       Abbott Laboratories and Subsidiaries

BUSINESS ACQUISITIONS

In 1996, the Company acquired all of the outstanding shares of MediSense, Inc., a manufacturer of blood glucose self-testing products. Of the cash purchase price of approximately $867 million, $219 million was allocated to goodwill; $635 million was allocated to other intangible assets; and $37 million was charged against earnings for in-process research and development. Goodwill and other intangible assets will be amortized on a straight-line basis over 25 to 40 years. In December 1994, the Company purchased the operating assets of the nutritional business of Puleva Union Industrial y Agroganadera, S.A. for $106 million. Had these acquisition taken place on January 1 of the previous years, consolidated sales and income would not have been significantly different from reported amounts.

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

                       Abbott Laboratories and Subsidiaries

                        SUMMARY OF SELECTED FINANCIAL DATA

                              Year Ended December 31

                     (Dollars in Millions Except Per Share Data)


                     .                                       1996          1995          1994          1993          1992
                                                          ---------      -------       --------      --------      --------
Summary of Operations:
Net sales . . . . . . . . . . . . . . . . . . . .        $ 11,013.5      10,012.2       9,156.0       8,407.8       7,851.9
Cost of products sold . . . . . . . . . . . . . .        $  4,732.0       4,325.8       3,993.8       3,684.7       3,505.3
Research and development. . . . . . . . . . . . .        $  1,204.8       1,072.7         963.5         881.0         772.4
Selling, general and administrative . . . . . . .        $  2,459.6       2,230.7       2,054.5       1,988.2       1,833.2
Operating earnings (1). . . . . . . . . . . . . .        $  2,617.1       2,382.9       2,144.2       1,924.0       1,526.0
Interest expense. . . . . . . . . . . . . . . . .        $     95.4          69.5          49.7          54.3          53.0
Interest income . . . . . . . . . . . . . . . . .        $    (44.5)        (51.8)        (36.9)        (37.8)        (42.3)
Other (income) expense, net . . . . . . . . . . .        $   (103.4)        (30.2)        (35.3)        (35.7)         48.5
Earnings before taxes (2) . . . . . . . . . . . .        $  2,669.6       2,395.3       2,166.7       1,943.2       1,738.8
Taxes on earnings . . . . . . . . . . . . . . . .        $    787.5         706.6         650.0         544.1         499.7
Earnings before extraordinary gain and
  accounting change . . . . . . . . . . . . . . .        $  1,882.0       1,688.7       1,516.7       1,399.1       1,239.1
Earnings per common share before extra-
  ordinary gain and accounting change . . . . . .        $     2.41          2.12          1.87          1.69          1.47

Financial Position:
Working capital . . . . . . . . . . . . . . . . .        $    137.2         436.4         400.5         490.6         449.2
Investment securities maturing after one year . .        $    665.6         422.5         316.2         221.8         270.6
Net property and equipment. . . . . . . . . . . .        $  4,461.5       4,249.5       3,920.9       3,511.0       3,099.2
Total assets. . . . . . . . . . . . . . . . . . .        $ 11,125.6       9,412.6       8,523.7       7,688.6       6,941.2
Long-term debt. . . . . . . . . . . . . . . . . .        $    932.9         435.2         287.1         306.8         110.0
Shareholders' investment. . . . . . . . . . . . .        $  4,820.4       4,396.8       4,049.4       3,674.9       3,347.6
Return on shareholders' investment. . . . . . . .        %     40.8          40.0          39.3          39.8          37.8
Book value per share. . . . . . . . . . . . . . .        $     6.22         5.58           5.04          4.48          4.00

Other  Statistics:
Gross profit margin . . . . . . . . . . . . . . .        %     57.0          56.8          56.4          56.2          55.4
Research and development to net sales . . . . . .        %     10.9          10.7          10.5          10.5           9.8
Capital expenditures. . . . . . . . . . . . . . .        $    949.0         947.0         929.5         952.7       1,007.2
Cash dividends declared per common share. . . . .        $      .96           .84           .76           .68           .60
  Common shares outstanding (in thousands). . . .           774,449       787,307       803,280       821,130       836,052
  Number of common shareholders . . . . . . . . .            99,513        89,831        86,324        82,947        75,703
Number of employees . . . . . . . . . . . . . . .            52,817        50,241        49,464        49,659        48,118
Sales per employee (in dollars) . . . . . . . . .        $  208,521       199,283       185,105       169,312       163,180
Market price per share-high . . . . . . . . . . .        $   57 3/8        44 3/4        34            30 7/8        34 1/8
Market price per share-low. . . . . . . . . . . .        $   38 1/8        30 5/8        25 3/8        22 5/8        26 1/8
Market price per share-close. . . . . . . . . . .        $   50 3/4        41 5/8        32 5/8        29 5/8        30 3/8


                       Abbott Laboratories and Subsidiaries

                              Year Ended December 31

                     (Dollars in Millions Except Per Share Data)


                     .                                       1991          1990          1989          1988          1987
                                                          ---------      -------       --------      --------      --------
Summary of Operations:
Net sales . . . . . . . . . . . . . . . . . . . .        $  6,876.6       6,158.7       5,379.8       4,937.0       4,387.9
Cost of products sold . . . . . . . . . . . . . .        $  3,140.0       2,910.1       2,556.7       2,353.2       2,101.9
Research and development. . . . . . . . . . . . .        $    666.3         567.0         501.8         454.6         361.3
Selling, general and administrative . . . . . . .        $  1,513.3       1,275.6       1,100.2       1,027.2         919.0
Operating earnings. . . . . . . . . . . . . . . .        $  1,557.0       1,406.0       1,221.1       1,102.0       1,005.7
Interest expense. . . . . . . . . . . . . . . . .        $     63.8          91.4          74.4          85.0          77.6
Interest income . . . . . . . . . . . . . . . . .        $    (45.1)        (51.6)        (73.8)        (69.4)        (56.7)
Other (income) expense, net . . . . . . . . . . .        $     (5.9)         15.5          26.3          30.9          47.7
Earnings before taxes . . . . . . . . . . . . . .        $  1,544.2       1,350.7       1,194.2       1,055.5         937.1
Taxes on earnings . . . . . . . . . . . . . . . .        $    455.5         384.9         334.4         303.5         304.5
Earnings before extraordinary gain and
  accounting change . . . . . . . . . . . . . . .        $  1,088.7         965.8         859.8         752.0         632.6
Earnings per common share before extra-
  ordinary gain and accounting change . . . . . .        $     1.27          1.11           .96           .83           .69

Financial Position:
Working capital . . . . . . . . . . . . . . . . .        $    661.7         460.0         719.2         913.3         668.7

Investment securities maturing after one year . .        $    340.2         314.0         300.0         285.7         292.9
Net property and equipment. . . . . . . . . . . .        $  2,662.1       2,375.8       2,090.2       1,952.6       1,741.6

Total assets. . . . . . . . . . . . . . . . . . .        $  6,255.3       5,563.2       4,851.6       4,825.1       4,385.7
Long-term debt. . . . . . . . . . . . . . . . . .        $    125.1         134.8         146.7         349.3         271.0
Shareholders' investment. . . . . . . . . . . . .        $  3,203.0       2,833.6       2,726.4       2,464.6       2,093.5
Return on shareholders' investment. . . . . . . .        %     36.1          34.7          33.1          33.0          32.7
Book value per share. . . . . . . . . . . . . . .        $     3.77          3.30          3.08          2.74          2.31
Other Statistics:
Gross profit margin . . . . . . . . . . . . . . .        %     54.3          52.7          52.5          52.3          52.1
Research and development to net sales . . . . . .        %      9.7           9.2           9.3           9.2           8.2
Capital expenditures. . . . . . . . . . . . . . .        $    732.8         629.5         501.5         521.2         432.7
Cash dividends declared per common share. . . . .        $      .50           .42           .35           .30           .25
Common shares outstanding (in thousands). . . . .           850,530       858,282       884,958       899,384       906,924
Number of common shareholders . . . . . . . . . .            56,541        49,827        45,361        46,324        45,822
Number of employees . . . . . . . . . . . . . . .            45,694        43,770        40,929        38,751        37,828
Sales per employee (in dollars) . . . . . . . . .        $  150,492       140,706       131,441       127,403       115,995
Market price per share-high . . . . . . . . . . .        $   34 3/4        23 1/8        17 5/8        13 1/8        16 3/4
Market price per share-low. . . . . . . . . . . .        $   19 5/8        15 5/8        11 1/2        10 3/4        10
Market price per share-close. . . . . . . . . . .        $   34 3/8        22 1/2        17            12            12


                       Abbott Laboratories and Subsidiaries

                              Year Ended December 31

                     (Dollars in Millions Except Per Share Data)

                                                             1986
                                                           --------
Summary of Operations:
Net sales . . . . . . . . . . . . . . . . . . . .          $3,807.6
Cost of products sold . . . . . . . . . . . . . .          $1,868.4
Research and development. . . . . . . . . . . . .          $  284.9
Selling, general and administrative . . . . . . .          $  775.7
Operating earnings. . . . . . . . . . . . . . . .          $  878.6
Interest expense. . . . . . . . . . . . . . . . .          $   86.3
Interest income . . . . . . . . . . . . . . . . .          $  (63.1)
Other (income) expense, net . . . . . . . . . . .          $   36.7
Earnings before taxes . . . . . . . . . . . . . .          $  818.7
Taxes on earnings . . . . . . . . . . . . . . . .          $  278.2
Earnings before extraordinary gain and
  accounting change . . . . . . . . . . . . . . .          $  540.5
Earnings per common share before extra-
  ordinary gain and accounting change . . . . . .          $    .58

Financial Position:
Working capital . . . . . . . . . . . . . . . . .          $  585.4
Investment securities maturing after one year . .          $  254.2
Net property and equipment. . . . . . . . . . . .          $1,543.3
Total assets. . . . . . . . . . . . . . . . . . .          $3,865.6
Long-term debt. . . . . . . . . . . . . . . . . .          $  297.4
Shareholders' investment. . . . . . . . . . . . .          $1,778.9
Return on shareholders' investment. . . . . . . .          %   29.6
Book value per share. . . . . . . . . . . . . . .          $   1.94

OTHER STATISTICS:
Gross profit margin . . . . . . . . . . . . . . .          %   50.9
Research and development to net sales . . . . . .          %    7.5
Capital expenditures. . . . . . . . . . . . . . .          $  383.4
Cash dividends declared per common share. . . . .          $    .21
Common shares outstanding (in thousands). . . . .           915,356
Number of common shareholders . . . . . . . . . .            40,387
Number of employees . . . . . . . . . . . . . . .            35,754
Sales per employee (in dollars) . . . . . . . . .          $106,495
Market price per share-high . . . . . . . . . . .          $ 13 3/4
Market price per share-low. . . . . . . . . . . .          $  7 7/8
Market price per share-close. . . . . . . . . . .          $ 11 3/8

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