Form 10-K, Exhibit 13
period 1997-12-31
ABBOTT LABORATORIES
filed 1998-03-09
CIK 1800

                                                                     Exhibit 13

The portions of the Abbott Laboratories Annual Report for the year ended December 31, 1997 captioned Consolidated Statement of Earnings, Consolidated Statement of Cash Flows, Consolidated Balance Sheet, Consolidated Statement of Shareholders' Investment, Notes to Consolidated Financial Statements, Report of Independent Public Accountants, Financial Instruments and Risk Management, Financial Review, and the applicable portions of the section captioned Summary of Financial Data for the Years 1993 through 1997.


                          Abbott Laboratories and Subsidiaries

                             CONSOLIDATED STATEMENT OF EARNINGS

                  (Dollars and Shares in Thousands Except Per Share Data)

                                                               Year Ended December 31
                                                      ---------------------------------------
                                                          1997         1996           1995
                                                      -----------  -----------    -----------
Net Sales. . . . . . . . . . . . . . . . .            $11,883,462  $11,013,460    $10,012,194
                                                      -----------  -----------    -----------
Cost of products sold. . . . . . . . . . .              5,045,678    4,731,998      4,325,805
Research and development . . . . . . . . .              1,302,403    1,204,841      1,072,745
Selling, general and administrative. . . .              2,684,955    2,459,560      2,230,740
                                                      -----------  -----------    -----------
   Total Operating Cost and Expenses . . .              9,033,036    8,396,399      7,629,290
                                                      -----------  -----------    -----------

Operating Earnings . . . . . . . . . . . .              2,850,426    2,617,061      2,382,904
Interest expense . . . . . . . . . . . . .                134,550       95,445         69,532
Interest income. . . . . . . . . . . . . .                (47,748)     (44,521)       (51,783)
Other (income) expense, net. . . . . . . .               (186,322)    (103,413)       (30,164)
                                                      -----------  -----------    -----------
   Earnings Before Taxes . . . . . . . . .              2,949,946    2,669,550      2,395,319

Taxes on earnings. . . . . . . . . . . . .                855,484      787,517        706,619
                                                      -----------  -----------    -----------
Net Earnings . . . . . . . . . . . . . . .             $2,094,462  $ 1,882,033     $1,688,700
                                                       ==========  ===========     ==========
Basic Earnings Per Common Share. . . . . .                  $2.72        $2.41          $2.12
                                                             ====         ====           ====
Diluted Earnings Per Common Share. . . . .                  $2.68        $2.38          $2.10
                                                             ====         ====           ====

Average Number of Common Shares
  Outstanding Used for Basic Earnings
   Per Common Share  . . . . . . . . . . .                769,873      781,247        795,362
Dilutive Common Stock Options. . . . . . .                 10,858        9,049          8,300
                                                          -------      -------        -------
Average Number of Common Shares Outstanding
   Plus Dilutive Common Stock Options. . .                780,731      790,296        803,662
                                                          =======      =======        =======
Outstanding Employee Common Stock Options
   Having No Dilutive Effect . . . . . . .                  1,108          300          5,678
                                                          =======      =======        =======

The accompanying notes to consolidated financial statements are an integral part of this statement.


                              Abbott Laboratories and Subsidiaries

                              CONSOLIDATED STATEMENT OF CASH FLOWS

                                     (Dollars in Thousands)




                                                                     Year Ended December 31
                                                              -------------------------------------
                                                                 1997        1996           1995
                                                              ---------   ----------     ----------
Cash Flow From (Used in) Operating Activities:
  Net earnings . . . . . . . . . . . . . . . . . . . .        $2,094,462  $1,882,033     $1,688,700
  Adjustments to reconcile net earnings to
  net cash from operating activities -
  Depreciation and amortization. . . . . . . . . . . .           727,754     686,085        566,423
  Exchange (gains) losses, net . . . . . . . . . . . .            31,005      (3,419)         5,035
  Investing and financing (gains) losses, net. . . . .           113,999      57,224         43,020
  Trade receivables. . . . . . . . . . . . . . . . . .          (222,427)   (163,621)       (91,349)
  Inventories. . . . . . . . . . . . . . . . . . . . .           (98,964)   (125,726)       (93,184)
  Prepaid expenses and other assets. . . . . . . . . .          (491,769)   (303,766)      (255,764)
  Trade accounts payable and other liabilities . . . .           485,407     342,407        256,549
  Income taxes payable . . . . . . . . . . . . . . . .           (10,700)     10,845       (153,849)
                                                              ----------  ----------     ----------
       Net Cash From Operating Activities. . . . . . .         2,628,767   2,382,062      1,965,581
                                                              ----------  ----------     ----------
Cash Flow From (Used in) Investing Activities:
  Acquisition of Sanofi's parenteral products
     businesses in 1997, and MediSense in 1996,
     net of cash acquired. . . . . . . . . . . . . . .          (200,475)   (830,559)             -
  Acquisitions of property, equipment and
     other businesses. . . . . . . . . . . . . . . . .        (1,007,296)   (949,028)      (947,021)
  Purchases of investment securities . . . . . . . . .           (25,115)   (312,535)      (183,443)
  Proceeds from sales of investment securities . . . .            43,424     117,783         67,130
  Other. . . . . . . . . . . . . . . . . . . . . . . .            (8,209)     19,098         25,611
                                                              ----------  ----------     ----------
    Net Cash Used in Investing Activities. . . . . . .        (1,197,671) (1,955,241)    (1,037,723)
                                                              ----------  ----------     ----------
Cash Flow From (Used in) Financing Activities:
  Proceeds from borrowings with original
    maturities of more than three months . . . . . . .           115,934     504,652        353,317
  Repayments of borrowings with original
    maturities of more than three months . . . . . . .            (7,678)    (72,016)      (221,506)
  Proceeds from other borrowings . . . . . . . . . . .           309,829     402,401        282,754
  Purchases of common shares . . . . . . . . . . . . .        (1,054,512)   (808,816)      (771,411)
  Proceeds from stock options exercised. . . . . . . .           137,482     109,638         76,540
  Dividends paid . . . . . . . . . . . . . . . . . . .          (809,554)   (728,147)      (653,567)
                                                              ----------  ----------     ----------
    Net Cash Used in Financing Activities. . . . . . .        (1,308,499)   (592,288)      (933,873)
                                                              ----------  ----------     ----------



                               Abbott Laboratories and Subsidiaries

                         CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

                                      (Dollars in Thousands)



                                                                     Year Ended December 31
                                                              -------------------------------------
                                                                 1997        1996           1995
                                                              ---------   ----------     ----------
Effect of exchange rate changes on cash and
  cash equivalents . . . . . . . . . . . . . . . . . . .         (2,782)      (5,521)        (3,060)
                                                              ---------   ----------     ----------
Net Increase (Decrease) in Cash and Cash Equivalents            119,815     (170,988)        (9,075)
Cash and Cash Equivalents, Beginning of Year . . . . . .        110,209      281,197        290,272
                                                              ---------   ----------     ----------
Cash and Cash Equivalents, End of Year . . . . . . . . .      $ 230,024    $ 110,209      $ 281,197
                                                              =========    =========      =========
Supplemental Cash Flow Information:
  Income taxes paid. . . . . . . . . . . . . . . . . . .      $ 922,242   $  801,107     $  954,861
  Interest paid. . . . . . . . . . . . . . . . . . . . .        132,645       89,509         67,917

The accompanying notes to consolidated financial statements are an integral part of this statement.



                               Abbott Laboratories and Subsidiaries

                                   CONSOLIDATED BALANCE SHEET
                                     (Dollars in Thousands)

                                              ASSETS


                                                                            December 31
                                                              -------------------------------------
                                                                 1997        1996           1995
                                                              ---------   ----------     ----------
Current Assets:
  Cash and cash equivalents. . . . . . . . . . . . . . .     $  230,024   $  110,209     $  281,197
  Investment securities. . . . . . . . . . . . . . . . .         28,986       12,875         34,500
  Trade receivables, less allowances of -
    1997: $167,406; 1996: $153,424; 1995: $157,990            1,782,326    1,708,807      1,563,038
  Inventories -
    Finished products  . . . . . . . . . . . . . . . . .        667,355      627,449        560,637
    Work in process  . . . . . . . . . . . . . . . . . .        287,653      269,443        238,943
    Materials. . . . . . . . . . . . . . . . . . . . . .        324,892      341,313        311,361
                                                            -----------  -----------     ----------
      Total inventories. . . . . . . . . . . . . . . . .      1,279,900    1,238,205      1,110,941

  Prepaid income taxes . . . . . . . . . . . . . . . . .        800,591      708,402        651,436
  Other prepaid expenses and receivables . . . . . . . .        916,381      702,404        585,599
                                                            -----------  -----------     ----------
     Total Current Assets. . . . . . . . . . . . . . . .      5,038,208    4,480,902      4,226,711
                                                            -----------  -----------     ----------
Investment Securities Maturing after One Year. . . . . .        630,967      665,553        422,547
                                                            -----------  -----------     ----------
Property and Equipment, at Cost:
  Land . . . . . . . . . . . . . . . . . . . . . . . . .        152,791      156,038        152,401
  Buildings. . . . . . . . . . . . . . . . . . . . . . .      1,746,772    1,621,036      1,531,202
  Equipment. . . . . . . . . . . . . . . . . . . . . . .      6,486,512    6,142,139      5,518,210
  Construction in progress . . . . . . . . . . . . . . .        404,082      451,070        560,629
                                                            -----------  -----------     ----------
                                                              8,790,157    8,370,283      7,762,442
  Less: accumulated depreciation
    and amortization . . . . . . . . . . . . . . . . . .      4,220,466    3,908,740      3,512,904
                                                            -----------  -----------     ----------
  Net Property and Equipment . . . . . . . . . . . . . .      4,569,691    4,461,543      4,249,538

Net Intangible Assets. . . . . . . . . . . . . . . . . .      1,112,126      979,793        155,580
                                                            -----------  -----------     ----------
Deferred Charges and Other Assets. . . . . . . . . . . .        710,076      537,809        358,204
                                                            -----------  -----------     ----------
                                                            $12,061,068  $11,125,600     $9,412,580
                                                            ===========  ===========     ==========

The accompanying notes to consolidated financial statements are an integral part of this statement.


                               Abbott Laboratories and Subsidiaries

                                   CONSOLIDATED BALANCE SHEET
                                     (Dollars in Thousands)

                             LIABILITIES AND SHAREHOLDERS' INVESTMENT


                                                                            December 31
                                                              -------------------------------------
                                                                 1997        1996           1995
                                                              ---------   ----------     ----------
Current Liabilities:
  Short-term borrowings and current portion of
       long-term debt. . . . . . . . . . . . . . . . . .    $ 1,781,352  $ 1,383,727     $1,049,863
  Trade accounts payable . . . . . . . . . . . . . . . .      1,001,058      923,018        755,921
  Salaries, wages and commissions. . . . . . . . . . . .        332,914      322,292        286,186
  Other accrued liabilities. . . . . . . . . . . . . . .      1,406,132    1,206,552      1,217,016
  Dividends payable. . . . . . . . . . . . . . . . . . .        201,450      185,866        165,354
  Income taxes payable . . . . . . . . . . . . . . . . .        311,562      322,262        315,974
                                                            -----------  -----------     ----------
     Total Current Liabilities . . . . . . . . . . . . .      5,034,468    4,343,717      3,790,314
                                                            -----------  -----------     ----------
Long-Term Debt . . . . . . . . . . . . . . . . . . . . .        937,983      932,898        435,198
                                                            -----------  -----------     ----------
Deferred Income Taxes. . . . . . . . . . . . . . . . . .        136,514      153,279         67,993
                                                            -----------  -----------     ----------

Other Liabilities and Deferrals. . . . . . . . . . . . .        953,426      875,524        722,228
                                                            -----------  -----------     ----------

Shareholders' Investment:
  Preferred shares, one dollar par value
    Authorized - 1,000,000 shares, none issued . . . . .              -            -              -
  Common shares, without par value
    Authorized - 1,200,000,000 shares
    Issued at stated capital amount -
    Shares: 1997: 773,234,252; 1996: 784,037,858;
    1995: 797,021,211  . . . . . . . . . . . . . . . . .        907,106      694,380        581,562
Earnings employed in the business. . . . . . . . . . . .      4,427,997    4,262,804      3,926,917
Cumulative translation adjustments . . . . . . . . . . .       (262,656)     (78,770)       (55,646)
                                                            -----------  -----------     ----------
                                                              5,072,447    4,878,414      4,452,833
Less:
Common shares held in treasury, at cost -
  Shares: 1997: 9,140,199; 1996: 9,588,632;
  1995: 9,714,379. . . . . . . . . . . . . . . . . . . .         48,238       50,605         51,268
Unearned compensation - restricted stock awards. . . . .         25,532        7,627          4,718
                                                            -----------  -----------     ----------
  Total Shareholders' Investment . . . . . . . . . . . .      4,998,677    4,820,182      4,396,847
                                                            -----------  -----------     ----------
                                                            $12,061,068  $11,125,600     $9,412,580
                                                            ===========  ===========     ==========

                       Abbott Laboratories and Subsidiaries

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT

                   (Dollars in Thousands Except Per Share Data)

                                                             Year Ended December 31
                                                      ------------------------------------
                                                         1997         1996         1995
                                                      ----------   ----------   ----------
Common Shares:
  Beginning of Year
    Shares: 1997:  784,037,858;  1996: 797,021,211;
    1995: 813,046,602. . . . . . . . . . . . . . .    $  694,380   $  581,562   $  505,170
  Issued under incentive stock programs
    Shares: 1997:  7,634,213;  1996: 5,103,701;
    1995: 4,332,070. . . . . . . . . . . . . . . .       177,395      105,648       70,842
  Tax benefit from option shares and
    vesting of restricted stock awards
    (no share effect). . . . . . . . . . . . . . .        53,866       21,589       19,303
  Retired - Shares:  1997:  18,437,819;
    1996: 18,087,054;  1995: 20,357,461. . . . . .       (18,535)     (14,419)     (13,753)
                                                      ----------   ----------   ----------
  End of Year
    Shares: 1997:  773,234,252;  1996: 784,037,858;
    1995: 797,021,211. . . . . . . . . . . . . . .    $  907,106   $  694,380   $  581,562
                                                      ==========   ==========   ==========

Earnings Employed in the Business:
  Beginning of Year. . . . . . . . . . . . . . . .    $4,262,804   $3,926,917   $3,652,434
  Net earnings . . . . . . . . . . . . . . . . . .     2,094,462    1,882,033    1,688,700
  Unrealized gain on marketable equity securities,
    net of tax . . . . . . . . . . . . . . . . . .         1,815        9,000       21,600
  Cash dividends declared on common shares
    (per share -1997:  $1.08; 1996: $.96;
    1995: $.84). . . . . . . . . . . . . . . . . .      (825,138)    (748,659)    (666,406)
  Cost of common shares retired in excess
    of stated capital amount . . . . . . . . . . .    (1,129,757)    (811,996)    (771,263)
  Cost of treasury shares issued below market
    value of restricted stock awards . . . . . . .        23,811        5,509        1,852
                                                      ----------   ----------   ----------
  End of Year. . . . . . . . . . . . . . . . . . .    $4,427,997   $4,262,804   $3,926,917
                                                      ==========   ==========   ==========

Cumulative Translation Adjustments:
  Beginning of Year. . . . . . . . . . . . . . . .    $  (78,770)  $  (55,646)  $  (51,124)
  Translation adjustments. . . . . . . . . . . . .      (183,886)     (23,124)      (4,522)
                                                      ----------   ----------   ----------
  End of Year. . . . . . . . . . . . . . . . . . .    $ (262,656)  $  (78,770)  $  (55,646)
                                                      ==========   ==========   ==========

                       Abbott Laboratories and Subsidiaries

                   (Dollars in Thousands Except Per Share Data)

                                                             Year Ended December 31
                                                      ------------------------------------
                                                         1997         1996         1995
                                                      ----------   ----------   ----------
Common Shares Held in Treasury:
  Beginning of Year
    Shares: 1997:  9,588,632;  1996: 9,714,379;
      1995: 9,766,880. . . . . . . . . . . . . . .    $  50,605    $  51,268    $  51,545
  Issued under incentive stock programs
    Shares: 1997:  448,433;  1996: 125,747;
    1995: 52,501 . . . . . . . . . . . . . . . . .       (2,367)        (663)        (277)
                                                      ----------   ----------   ----------
  End of Year
    Shares: 1997:  9,140,199;  1996: 9,588,632;
    1995: 9,714,379. . . . . . . . . . . . . . . .    $  48,238    $  50,605    $  51,268
                                                      =========    =========    =========

Unearned Compensation - Restricted Stock Awards:
  Beginning of Year. . . . . . . . . . . . . . . .    $   7,627    $   4,718    $   5,535
  Issued at market value - Shares: 1997: 444,000;
    1996: 118,800;  1995: 45,000 . . . . . . . . .       25,914        5,881        1,829
  Lapses - Shares: 1996: 6,000; 1995: 4,800. . . .            -         (308)        (137)
  Amortization . . . . . . . . . . . . . . . . . .       (8,009)      (2,664)      (2,509)
                                                      ----------   ----------   ----------
  End of Year. . . . . . . . . . . . . . . . . . .    $  25,532    $   7,627    $   4,718
                                                      =========    =========    =========

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

INTANGIBLE ASSETS

     Intangible assets, primarily purchased intangible assets and goodwill resulting from business acquisitions, are amortized on a straight-line basis over up to 40 years. Accumulated amortization as of December 31, 1997, 1996, and 1995, was $98 million, $55 million, and $26 million, respectively.

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

EARNINGS PER COMMON SHARE

     In 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share." As a result, the Company's calculation for previously reported earnings per share and earnings per share assuming dilution has changed. This change has no effect on the previously reported earnings per share, and only a minor effect on the earnings per share assuming dilution. Subsequent to year end, the Board of Directors granted approximately 6.5 million stock options to employees of the Company.

                       Abbott Laboratories and Subsidiaries

Note 2 - Taxes on Earnings
(dollars in thousands)

     Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. U.S. income taxes are provided on those earnings of foreign subsidiaries and subsidiaries operating in Puerto Rico under tax incentive grants, which are intended to be remitted to the parent company. Undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment aggregated $1,549,000 at December 31, 1997. Deferred income taxes not provided on these earnings would be approximately $319,000.

     Earnings before taxes, and the related provisions for taxes on earnings, were as follows:


Earnings Before Taxes                        1997         1996         1995
                                          ----------   ----------   ----------
  Domestic . . . . . . . . . . . . . . . .$2,236,393   $1,934,872   $1,711,188
  Foreign. . . . . . . . . . . . . . . . .   713,553      734,678      684,131
                                          ----------   ----------   ----------
Total. . . . . . . . . . . . . . . . . . .$2,949,946   $2,669,550   $2,395,319
                                          ==========   ==========   ==========

Taxes on Earnings                            1997         1996         1995
                                          ----------   ----------   ----------
  Current:
    U.S. Federal and Possessions . . . . .$  717,156   $  573,208   $  495,692
    State. . . . . . . . . . . . . . . . .    71,447       62,835       47,656
    Foreign. . . . . . . . . . . . . . . .   171,259      207,512      251,339
                                          ----------   ----------   ----------
  Total current. . . . . . . . . . . . . .   959,862      843,555      794,687
                                          ----------   ----------   ----------

  Deferred:
    Domestic . . . . . . . . . . . . . . .  (130,634)     (68,762)     (81,264)
    Foreign. . . . . . . . . . . . . . . .    26,836       13,338       (6,332)
    Enacted tax rate changes . . . . . . .      (580)        (614)        (472)
                                          ----------   ----------   ----------
  Total deferred . . . . . . . . . . . . .  (104,378)     (56,038)     (88,068)
                                          ----------   ----------   ----------
Total. . . . . . . . . . . . . . . . . .  $  855,484   $  787,517   $  706,619
                                          ==========   ==========   ==========

                      Abbott Laboratories and Subsidiaries

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

                                               1997         1996         1995
                                               -----        -----        -----
Statutory tax rate . . . . . . . . . . . .     35.0%        35.0%        35.0%
Benefit of tax exemptions in Puerto Rico,
   the Dominican Republic, Italy,
   Ireland, and The Netherlands. . . . . .     (6.1)        (6.5)        (5.7)
State taxes, net of federal benefit. . . .      1.6          1.5          1.3
All other, net . . . . . . . . . . . . . .     (1.5)        (0.5)        (1.1)
                                               -----        -----        -----
Effective tax rate . . . . . . . . . . . .     29.0%        29.5%        29.5%
                                               =====        =====        =====

          As of December 31, 1997, 1996, and 1995, total deferred tax assets were $1,144,915, $997,036, and $858,045, respectively, and total deferred tax liabilities were $461,943, $427,412, and $265,388, respectively. Valuation allowances for deferred tax assets were not significant. The temporary differences that give rise to deferred tax assets and liabilities were as follows:

                                              1997         1996         1995
                                           ---------    ---------    ---------
Compensation and employee benefits         $ 205,423    $ 185,537    $ 161,547
Trade receivable reserves                    176,070      130,692      126,209
Inventory reserves                           119,398      122,522      101,835
Deferred intercompany profit                 135,211      112,467       97,555
State income taxes                            32,442       30,343       25,602
Depreciation                                (196,233)    (184,270)    (178,025)
Other, primarily other accruals,
  reserves and intangible assets not
  currently deductible                       191,766      157,832      248,720
                                           ---------    ---------    ---------
Total                                      $ 664,077    $ 555,123    $ 583,443
                                           =========    =========    =========

                      Abbott Laboratories and Subsidiaries

Note 3 - Financial Instruments

     The Company enters into foreign currency forward exchange contracts to hedge intercompany loans and trade accounts payable where the functional currency of the lending and borrowing entities are not the same. Such contracts are also used to hedge foreign currency denominated third party trade payables and receivables. For intercompany loans, the contracts require the Company to sell foreign currencies, primarily Japanese yen and European currencies, in exchange for primarily U.S. dollars and other European currencies. For intercompany and trade payables and receivables, the currencies hedged are primarily the U.S. dollar, Japanese yen and European currencies. At December 31, 1997, 1996, and 1995, the Company held $1.3 billion, $1.0 billion, and $723 million, respectively, of foreign currency forward exchange contracts. The contracts outstanding at December 31, 1997 mature in 1998. These contracts are marked to market each month. The resulting gains or losses are reflected in income and are generally offset by losses or gains on the exposures being hedged.

     The Company purchases U.S. dollar call options as a hedge of anticipated intercompany purchases by foreign subsidiaries whose functional currency is not the U.S. dollar. These contracts give the Company the right, but not the requirement, to purchase U.S. dollars in exchange for foreign currencies, primarily Japanese yen and European currencies, at predetermined exchange rates. At December 31, 1997, 1996, and 1995, the Company held $461 million, $431 million, and $330 million, respectively, of U.S. dollar call option contracts. The contracts outstanding at December 31, 1997 mature in 1998. Realized and unrealized gains and losses on contracts that qualify as hedges of anticipated purchases by foreign subsidiaries are recognized in the same period that the foreign currency exposure is recognized. Contracts that do not qualify for hedge accounting are marked to market each month, and the resulting gains or losses are reflected in income.

     The Company purchases foreign currency put options as a hedge against the effect of exchange rate fluctuations on income. These contracts give the Company the right, but not the requirement, to sell foreign currencies, primarily Japanese yen and European currencies, in exchange for U.S. dollars at predetermined exchange rates. These contracts are marked to market each month. The resulting gains or losses are reflected in income and are generally offset by losses or gains on the exposures being hedged. There were no such contracts outstanding at December 31, 1997, 1996, and 1995.

     The gross unrealized holding gains/(losses) on current investment securities and those maturing after one year totaled $4.1 million and $(10.2) million at December 31, 1997, respectively; $4.2 million and $(11.0) million at December 31, 1996, respectively; and $5.6 million and $(4.3) million at December 31, 1995, respectively.

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

                                                                                           (millions of dollars)
                                                 1997                      1996                      1995
                                        --------------------      --------------------      --------------------
                                        Carrying       Fair       Carrying       Fair       Carrying       Fair
                                         Value        Value        Value        Value        Value        Value
                                        --------      -----       --------      -----       --------      -----
Investment  Securities:
  Current . . . . . . . . . . . . . .   $   29.0     $  29.1      $   12.9     $  12.7      $  34.5      $  34.6
  Maturing after One Year . . . . . .      631.0       624.8         665.6       659.0        422.5        423.7

Total Long-Term Debt. . . . . . . . .     (940.6)     (946.0)       (935.2)     (917.0)      (436.6)      (441.8)

Foreign Currency Forward
  Exchange Contracts:
     (Payable) position . . . . . . .      ( 6.2)      ( 6.2)        (10.9)      (10.9)        (2.6)        (2.6)
     Receivable position. . . . . . .       24.1        24.1          18.6        18.6          5.2          5.2

Foreign Currency Option
  Contracts . . . . . . . . . . . . .       14.8        15.3           2.8         1.6         10.6          7.8

                      Abbott Laboratories and Subsidiaries

Note 4 - Debt and Lines of Credit
(dollars in thousands)

The following is a summary of long-term debt at December 31:

                                                           1997         1996          1995
                                                         --------     --------     --------
6.5% debentures, due 2001. . . . . . . . . . . . . . . . $250,000     $250,000     $      -
5.6% debentures, due 2003. . . . . . . . . . . . . . . .  200,000      200,000      200,000
6.8% debentures, due 2005. . . . . . . . . . . . . . . .  150,000      150,000      150,000
6.4% debentures, due 2006. . . . . . . . . . . . . . . .  250,000      250,000            -
Other, primarily industrial revenue bonds at
  various rates of interest, averaging 5.2%
  at December 31, 1997, and due at
  various dates through 2023 . . . . . . . . . . . . . .   87,983       82,898       85,198
                                                         --------     --------     --------
Total, net of current maturities . . . . . . . . . . . . $937,983     $932,898     $435,198
                                                         ========     ========     ========

Payments required on long-term debt outstanding at December 31,1997 are $2,585 in 1998, $800 in 1999, $9,000 in 2000, $250,000 in 2001, and $1,000 in
2002.

     At December 31, 1997, the Company had $1,505,000 of unused domestic lines of credit which support domestic commercial paper borrowing arrangements. Related compensating balances, which are subject to withdrawal by the Company at its option, and commitment fees are not material. The Company's weighted average interest rate on short-term borrowings was 6.0% at December 31, 1997, and 5.8% at December 31, 1996 and 1995.

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

          Net pension cost for the Company's significant defined benefit plans includes the following components:

                                                         1997        1996        1995
                                                      ---------   ---------   ---------
Service cost - benefits earned during the year . .    $  97,272   $  81,243   $  59,636
Interest cost on projected benefit obligations . .      128,404     111,449      94,101
Return on assets . . . . . . . . . . . . . . . . .     (377,828)   (224,412)   (274,844)
Net amortization and deferral. . . . . . . . . . .      222,424      80,886     139,491
                                                      ---------   ---------   ---------
Net pension cost . . . . . . . . . . . . . . . . .    $  70,272   $  49,166   $  18,384
                                                      =========   =========   =========

The plans' funded status at December 31 was as follows:

                                                         1997        1996        1995
                                                     ----------  ----------  ----------
Actuarial present value of benefit obligations -
  Vested benefits. . . . . . . . . . . . . . . . .   $1,460,866  $1,338,376  $1,036,937
  Nonvested benefits . . . . . . . . . . . . . . .      170,275     163,033     140,232
                                                     ----------  ----------  ----------
Accumulated benefit obligations. . . . . . . . . .   $1,631,141  $1,501,409  $1,177,169
                                                     ==========  ==========  ==========

Plans' assets at fair value, principally
  listed securities. . . . . . . . . . . . . . . .   $2,192,486  $1,828,989  $1,600,368
Actuarial present value of projected
  benefit obligations. . . . . . . . . . . . . . .    2,000,329   1,771,191   1,494,348
                                                     ----------  ----------  ----------
Projected benefit obligations less
  than plans' assets . . . . . . . . . . . . . . .      192,157      57,798     106,020
Unrecognized net transitional asset. . . . . . . .      (32,085)    (42,728)    (52,915)
Unrecognized prior service cost. . . . . . . . . .        9,053      11,968      12,532
Unrecognized net (gain) loss . . . . . . . . . . .      (78,522)     51,531     (11,315)
                                                     ----------  ----------  ----------
Net prepaid pension cost . . . . . . . . . . . . .   $   90,603  $   78,569  $   54,322
                                                     ==========  ==========  ==========

                      Abbott Laboratories and Subsidiaries

Assumptions used for the Company's major defined benefit plan as of December 31 include:

                                                      1997         1996         1995
                                                     ------       ------       ------
Discount rate for determining obligations
  and interest cost. . . . . . . . . . . . . . . .   7 1/4%       7 1/2%       7 1/4%
Expected aggregate average long-term change
  in compensation. . . . . . . . . . . . . . . . .       5%           5%           4%
Expected long-term rate of return on assets. . . .   9 1/2%           9%           9%

The Stock Retirement Plan is the principal defined contribution plan. Company contributions to this plan were $60,838 in 1997, $54,883 in 1996, and $48,845 in 1995, equal to 7.33 percent of dividends declared, as provided under the plan.


     The Company provides certain medical and dental benefits to qualifying domestic retirees. Net post-retirement health care cost includes the following components:

                                                           1997         1996         1995
                                                          -------      -------      -------
Service cost - benefits earned during the year . . . .    $28,274      $28,302      $21,328
Interest cost on accumulated post-retirement
  benefit obligations. . . . . . . . . . . . . . . . .     42,167       40,822       36,412
Return on assets . . . . . . . . . . . . . . . . . . .    (17,009)      (9,372)     (16,798)
Net amortization and deferral. . . . . . . . . . . . .     13,262        7,128       11,980
                                                          -------      -------      -------
Net post-retirement health care cost . . . . . . . . .    $66,694      $66,880      $52,922
                                                          =======      =======      =======

The plans' funded status at December 31 was as follows:

                                                          1997          1996        1995
                                                      ---------     ---------   ---------
Actuarial present value of benefit obligations -
  Retirees . . . . . . . . . . . . . . . . . . . .    $ 213,313     $ 196,800   $ 174,782
  Fully eligible active participants . . . . . . .      150,348       138,564     131,669
  Other active participants. . . . . . . . . . . .      282,787       264,267     250,518
                                                      ---------     ---------   ---------
Accumulated post-retirement benefit obligations. .      646,448       599,631     556,969
Plans' assets at fair value, principally listed
  securities . . . . . . . . . . . . . . . . . . .       86,600        87,719      95,530
                                                      ---------     ---------   ---------
Accumulated post-retirement benefit obligations
  in excess of plans' assets . . . . . . . . . . .     (559,848)     (511,912)   (461,439)
Unrecognized net loss. . . . . . . . . . . . . . .      133,379       152,030     168,307
                                                      ---------     ---------   ---------
Accrued post-retirement health care cost . . . . .    $(426,469)    $(359,882)  $(293,132)
                                                      =========     =========   =========

                      Abbott Laboratories and Subsidiaries

The discount rate and expected long-term rate of return on assets assumptions are identical to those used for the Company's major defined benefit plan. A five percent annual rate of increase in the per capita cost of covered health care benefits is assumed. A one-percentage-point increase in the assumed health care cost trend rate would increase the accumulated post-retirement benefit obligations as of December 31, 1997, by approximately $127,600, and the total of the service and interest cost components of net post-retirement health care cost for the year then ended by approximately $17,500.

     The Company provides certain other post-employment benefits, primarily salary continuation plans, to qualifying domestic employees, and accrues for the related cost over the service lives of the employees.

                      Abbott Laboratories and Subsidiaries

Note 6 - Incentive Stock Program

     The 1996 Incentive Stock Program authorizes the granting of stock options, stock appreciation rights, limited stock appreciation rights, restricted stock awards, performance units, and foreign qualified benefits. Stock options, limited stock appreciation rights, restricted stock awards, and foreign qualified benefits have been granted and are currently outstanding under this program and prior programs. The purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant and the maximum term of the option is ten years. Options granted in 1997, 1996, and 1995 vest equally over three years except for replacement options which generally vest in six months.

     Limited stock appreciation rights have been granted to certain holders of stock options and can be exercised, by surrendering related stock options, only upon a change in control of the Company. At December 31, 1997, 5,955,411 options, with a weighted average exercise price of $44.28 per share, were subject to limited stock appreciation rights. Upon a change in control of the Company, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards are deemed satisfied.

     At December 31, 1997, 9,324,161 shares were reserved for future grants under the 1996 Program. Data with respect to stock options under the 1996 Program and prior programs are as follows:

                        OPTIONS OUTSTANDING             EXERCISABLE OPTIONS
                      -----------------------          ----------------------
                                     Weighted                        Weighted
                                      Average                         Average
                                     Exercise                        Exercise
                        Shares         Price             Shares        Price
                      ----------    ---------          ----------    --------
January 1, 1995       28,288,158    $  23.77
Granted                5,827,269       39.17
Exercised             (4,332,070)      16.28
Lapsed                  (282,570)      33.81
                      ----------    ---------
December 31, 1995     29,500,787       27.82           18,654,652    $ 23.40
                                                       ==========    ========
Granted                6,121,564       43.96
Exercised             (5,103,701)      20.38
Lapsed                  (281,555)      40.39
                      ----------    ---------
December 31, 1996     30,237,095       32.22           19,957,414      27.51
                                                       ==========    ========
Granted                7,101,749       59.45
Exercised             (7,634,213)      22.75
Lapsed                  (376,508)      48.36
                      ----------    ---------
December 31, 1997     29,328,123      $41.08           16,772,166     $33.12
                      ==========    =========          ==========    ========

                       Abbott Laboratories and Subsidiaries


                                 Options  Outstanding      Exercisable Options
                                 at December 31, 1997     at December 31, 1997
                               -----------------------    ---------------------
                                Weighted      Weighted                 Weighted
                                 Average      Average                  Average
Range of                        Remaining     Exercise                 Exercise
Exercise Prices    Shares      Life (Years)    Price        Shares       Price
---------------  ----------    ------------   --------    ----------   --------
$12 to $32        4,770,880        4.4        $25.50       4,768,846    $25.50
$33 to $40       11,973,985        5.5         35.27      10,222,270     34.61
$41 to $69       12,583,258        8.7         52.50       1,781,050     44.97
                 ----------        ---        ------      ----------    ------

$12 to $69       29,328,123        6.7        $41.08      16,772,166    $33.12
                 ==========        ===        ======      ==========    ======

The Company measures compensation cost using the intrinsic value-based method of accounting. Had compensation cost been determined using the fair market value-based accounting method for options granted in 1997, 1996 and 1995, pro forma net income for 1997, 1996, and 1995 would have been $2.030 billion, $1.845 billion and $1.674 billion, respectively, and pro forma basic earnings per common share for 1997, 1996 and 1995 would have been $2.64, $2.36 and $2.11, respectively. The weighted average fair value of an option granted in 1997, 1996 and 1995, was $16.43, $11.63 and $11.37, respectively. For purposes of fair market value disclosures, the fair market value of an option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

                                    1997      1996       1995
                                    -----     -----      -----
Risk-Free Interest Rate              6.00%     5.25%      6.75%
Average Life of Options (years)      5.2       5.2        5.2
Volatility                          25.0%     25.0%      25.0%
Dividend Yield                       1.9%      1.9%       2.1%

                       Abbott Laboratories and Subsidiaries

Note 7 - Investment Securities
(dollars in thousands)

The following is a summary of investment securities at December 31:


                                                             1997       1996       1995
                                                           --------   --------   --------
Current Investment Securities
 Time deposits and certificates of deposit . . . . . . . . $ 25,700   $    800   $ 10,000
 Other, primarily debt obligations issued or guaranteed
    by various governments or government agencies. . . . .    3,286     12,075     24,500
                                                           --------   --------   --------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . $ 28,986   $ 12,875   $ 34,500
                                                           ========   ========   ========


                                                             1997       1996       1995
                                                           --------   --------   --------
Investment Securities Maturing after One Year
  Time deposits and certificates of deposit,
    maturing through 2001. . . . . . . . . . . . . . . . . $406,500   $432,200   $161,500
  Corporate debt obligations, maturing through 2008. . . .   82,143     84,310     86,728
  Debt obligations issued or guaranteed
    by various governments or government agencies,
    maturing through 2023. . . . . . . . . . . . . . . . .  142,324    149,043    174,319
                                                           --------   --------   --------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . $630,967   $665,553   $422,547
                                                           ========   ========   ========

The Company generally holds investment securities until maturity. All investment securities classified as current as of December 31, 1997 mature in 1998.

          Of the investment securities listed above, $656,634, $676,251, and $452,445, were held at December 31, 1997, 1996, and 1995, respectively, by subsidiaries operating in Puerto Rico under tax incentive grants expiring from 2002 through 2007. In addition, these subsidiaries held cash equivalents of $81,100 and $197,600 at December 31, 1997, and 1995, respectively.

                       Abbott Laboratories and Subsidiaries

Note 8 - Investment in TAP Holdings Inc.
(dollars in millions)

The Company's 50 percent owned joint venture, TAP Holdings Inc., (TAP) is accounted for under the equity method of accounting. Other (income) expense, net, includes the Company's share of TAP's income of $189, $130, and $75 in 1997, 1996, and 1995, respectively. The investment in TAP is included in deferred charges and other assets and was $311, $185, and $75 at December 31, 1997, 1996, and 1995, respectively. Dividends received from TAP were $63, $20, and $62 in 1997, 1996, and 1995, respectively. Summarized financial information for TAP is as follows:

                                  Year Ended December 31
                             ------------------------------
                               1997       1996      1995
                               ----       ----      ----
Net Sales                    $1,565.8   $1,128.6   $ 750.3
Income before income taxes      612.4      426.7     246.6
Net income                      379.0      259.4     149.5

                                      December 31
                             -------------------------------
                               1997       1996      1995
                               ----       ----      ----
Current assets               $  727.5   $  439.0   $ 193.6
Total assets                    847.9      577.1     359.6
Current liabilities             223.2      198.5     178.7


                       Abbott Laboratories and Subsidiaries

Note 9 - Quarterly Results (Unaudited)

(dollars in millions except per share data)

                                              1997         1996         1995
                                            --------     --------     --------
FIRST QUARTER
Net Sales. . . . . . . . . . . . . . . . .  $2,999.8     $2,672.2     $2,524.4
Gross Profit . . . . . . . . . . . . . . .   1,672.5      1,516.0      1,435.5
Net Earnings . . . . . . . . . . . . . . .     534.8        480.1        417.3
Basic Earnings Per Common Share. . . . . .       .69          .61          .52
Diluted Earnings Per Common Share. . . . .       .68          .60          .52

SECOND QUARTER
Net Sales. . . . . . . . . . . . . . . . .  $2,900.4     $2,699.2     $2,500.3
Gross Profit . . . . . . . . . . . . . . .   1,683.4      1,555.3      1,414.3
Net Earnings . . . . . . . . . . . . . . .     521.5        470.4        424.0
Basic Earnings Per Common Share. . . . . .       .68          .60          .53
Diluted Earnings Per Common Share. . . . .       .67          .60          .52

THIRD QUARTER
Net Sales. . . . . . . . . . . . . . . . .  $2,865.2     $2,646.2     $2,390.8
Gross Profit . . . . . . . . . . . . . . .   1,623.3      1,468.9      1,320.5
Net Earnings . . . . . . . . . . . . . . .     471.5        420.9        382.0
Basic Earnings Per Common Share. . . . . .       .61          .54          .48
Diluted Earnings Per Common Share. . . . .       .60          .53          .47

FOURTH QUARTER
Net Sales. . . . . . . . . . . . . . . . .  $3,118.1     $2,995.9     $2,596.7
Gross Profit . . . . . . . . . . . . . . .   1,858.6      1,741.3      1,516.1
Net Earnings . . . . . . . . . . . . . . .     566.7        510.6        465.4
Basic Earnings Per Common Share. . . . . .       .74          .66          .59
Diluted Earnings Per Common Share                .73          .65          .59


                       Abbott Laboratories and Subsidiaries

Note 10 - Litigation and Environmental Matters

     The Company is involved in various claims and legal proceedings including numerous antitrust suits and investigations in connection with the
pricing of prescription pharmaceuticals.   In addition, the Company has been
identified as a potentially responsible party for investigation and cleanup costs at a number of locations in the United States and Puerto Rico under Federal remediation laws and is investigating potential contamination at a number of Company-owned locations.

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

                       Abbott Laboratories and Subsidiaries

Note 11 - Business Acquisitions

     In 1997, the Company acquired certain parenteral products businesses of Sanofi Pharmaceuticals, Inc., for approximately $200 million. A substantial portion of the purchase price was allocated to goodwill, which will be amortized on a straight-line basis over 15 years. In 1996, the Company acquired all of the outstanding shares of MediSense, Inc., a manufacturer of blood glucose self-testing products. Of the cash purchase price of approximately $867 million, $219 million was allocated to goodwill; $635 million was allocated to other intangible assets; and $37 million was charged against earnings for in-process research and development. Goodwill and other intangible assets will be amortized on a straight-line basis over 25 to 40 years. Had these acquisitions taken place on January 1 of the previous years, consolidated sales and income would not have been significantly different from reported amounts.

     The Company currently owns 73% of the capital stock of a Japanese subsidiary. In 1996, the Company entered into an agreement with the minority interest shareholder to purchase their then 30% ownership over a ten-year period, beginning in 1997.

Note 12 - Subsequent Event

On February 13, 1998, the Company announced a two-for-one stock split. Shareholders of record at the close of business on May 1, 1998 will be issued an additional share of the Company's common stock on May 29, 1998 for each share owned on the record date. The number of shares and the per share amounts included in the December 31, 1997, financial statements have not been restated for the stock split.

Note 13 - Industry Segment and Geographic Area Information
(dollars in millions)

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

                       Abbott Laboratories and Subsidiaries


Industry Segments (a)                          1997        1996         1995
                                             -------     -------      -------
Net Sales
  Pharmaceutical and nutritional . . . . .   $ 6,922     $ 6,307      $ 5,629
  Hospital and laboratory  . . . . . . . .     4,961       4,706        4,383
                                             -------     -------      -------
Total. . . . . . . . . . . . . . . . . . .   $11,883     $11,013      $10,012
                                             =======     =======      =======

Operating Profit
  Pharmaceutical and nutritional . . . . .   $ 2,217     $ 1,898      $ 1,586
  Hospital and laboratory  . . . . . . . .       712         810          853
                                             -------     -------      -------
  Operating Profit . . . . . . . . . . . .     2,929       2,708        2,439
  Corporate (income) expense, net (b). . .      (108)        (13)          26
  Interest (income) expense, net . . . . .        87          51           18
                                             -------     -------      -------
Earnings Before Taxes. . . . . . . . . . .   $ 2,950     $ 2,670      $ 2,395
                                             =======     =======      =======

Identifiable Assets
  Pharmaceutical and nutritional . . . . .   $ 4,370     $ 4,117      $ 3,866
  Hospital and laboratory (c). . . . . . .     5,211       4,977        3,782
  General corporate (d). . . . . . . . . .     2,480       2,032        1,765
                                             -------     -------      -------
Total. . . . . . . . . . . . . . . . . . .   $12,061     $11,126      $ 9,413
                                             =======     =======      =======

Capital Expenditures
  Pharmaceutical and nutritional . . . . .   $   384     $   374      $   459
  Hospital and laboratory. . . . . . . . .       616         571          483
  General corporate. . . . . . . . . . . .         7           4            5
                                             -------     -------      -------
Total. . . . . . . . . . . . . . . . . . .   $ 1,007     $   949      $   947
                                             =======     =======      =======

Depreciation and Amortization
  Pharmaceutical and nutritional . . . . .   $   299     $   285      $   252
  Hospital and laboratory (c). . . . . . .       426         397          311
  General corporate. . . . . . . . . . . .         3           4            3
                                             -------     -------      -------
Total. . . . . . . . . . . . . . . . . . .   $   728     $   686      $   566
                                             =======     =======      =======

                       Abbott Laboratories and Subsidiaries

(a) Net sales and operating profit in 1997 and 1996 were unfavorably affected by the relatively stronger U.S. dollar, and in 1995, were favorably impacted by the relatively weaker U.S. dollar.

(b) Corporate expenses not allocated to segments include results from joint ventures, net foreign exchange (gains)/losses, minority interest expense and other general corporate income and expense. Net foreign exchange reflects a gain of $(9.0) in 1997, and losses of $21.8 in 1996 and $25.2 in 1995.

(c) In 1997, the Company acquired certain parenteral products businesses of Sanofi Pharmaceuticals, Inc. In 1996, the Company acquired all of the outstanding shares of MediSense, Inc.

(d) General corporate assets are principally prepaid income taxes, cash and cash equivalents, investment securities, and investments in joint ventures.

                      Abbott Laboratories and Subsidiaries


Geographic Areas (a)                           1997         1996         1995
                                             -------      -------      -------
Net Sales
  United States:
    Domestic and export customers. . . . .   $ 7,472      $ 6,786      $ 6,121
    Inter-area . . . . . . . . . . . . . .     1,776        1,762        1,371
                                             -------      -------      -------
  Total United States. . . . . . . . . . .     9,248        8,548        7,492
  Latin America. . . . . . . . . . . . . .       685          619          540
  Europe, Mideast and Africa . . . . . . .     2,188        2,135        1,918
  Pacific, Far East and Canada . . . . . .     1,538        1,473        1,433
  Eliminations . . . . . . . . . . . . . .    (1,776)      (1,762)      (1,371)
                                             -------      -------      -------
Total. . . . . . . . . . . . . . . . . . .   $11,883      $11,013      $10,012
                                             =======      =======      =======
Operating Profit
  United States. . . . . . . . . . . . . .   $ 2,239      $ 2,012      $ 1,653
  Latin America. . . . . . . . . . . . . .       164          167          177
  Europe, Mideast and Africa . . . . . . .       377          381          385
  Pacific, Far East and Canada . . . . . .       203          229          234
  Eliminations . . . . . . . . . . . . . .       (58)         (93)         (10)
                                             -------      -------      -------
Total. . . . . . . . . . . . . . . . . . .   $ 2,925      $ 2,696      $ 2,439
                                             =======      =======      =======
Identifiable Assets,
Excluding General Corporate Assets (c) (d)
  United States  . . . . . . . . . . . . .   $ 6,732      $ 6,120      $ 5,081
  Latin America  . . . . . . . . . . . . .       497          436          330
  Europe, Mideast and Africa . . . . . . .     1,712        1,817        1,517
  Pacific, Far East and Canada . . . . . .       988        1,015          927
  Eliminations . . . . . . . . . . . . . .      (348)        (294)        (207)
                                             -------      -------      -------
Total. . . . . . . . . . . . . . . . . . .   $ 9,581      $ 9,094      $ 7,648
                                             =======      =======      =======

                         Abbott Laboratories and Subsidiaries

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Abbott Laboratories:

     We have audited the accompanying consolidated balance sheet of Abbott Laboratories (an Illinois corporation) and Subsidiaries as of December 31, 1997, 1996, and 1995, and the related consolidated statements of earnings, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abbott Laboratories and Subsidiaries as of December 31, 1997, 1996, and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Chicago, Illinois                                 Arthur Andersen LLP
January 15, 1998
(except with respect to the
matter discussed in Note 12,
as to which the date is
February 13, 1998)


                          AUDIT COMMITTEE CHAIRMAN'S REPORT


The Audit Committee of the Board of Directors is composed of six non-employee directors. The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Committee held two meetings during 1997. In fulfilling its responsibility, the Committee recommended to the Board of Directors, subject to shareholder approval, the selection of the Company's independent public accountants. The Audit Committee discussed with the internal auditors and the independent public accountants the overall scope and specific plans for their respective audits. The Committee also discussed the Company's consolidated financial statements and the adequacy of the Company's internal controls. During the Audit Committee meetings the Committee met with the internal auditors and independent public accountants, without management present, to discuss the results of their audits, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The meetings also were designed to facilitate any private communication with the Committee desired by the internal auditors or independent public accountants.

W. Ann Reynolds, Ph.D.
Chairman, Audit Committee

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

Duane L. Burnham
Chairman and Chief Executive Officer



Gary P. Coughlan
Senior Vice President, Finance and Chief Financial Officer



Theodore A. Olson
Vice President and Controller

                         Abbott Laboratories and Subsidiaries

                      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
                                     (Unaudited)

INTEREST RATE SENSITIVE FINANCIAL INSTRUMENTS

The Company does not currently use derivative financial instruments, such as interest rate swaps, to manage its exposure to changes in interest rates for its debt instruments and investment securities. As of December 31, 1997 the Company had $1.7 billion of domestic commercial paper outstanding with an average interest rate of 6.0% and with an average remaining life of 11 days. The fair market value of long-term debt at December 31, 1997 amounted to $946 million and consists primarily of fixed rate (average of 6.3%) debt with maturities through 2023. As of December 31, 1997 the fair market value of current and long-term investment securities, maturing through 2023, amounted to $654 million. Approximately one-third of these investments have fixed interest rates (average of 7.5%), while the remaining investments have variable rates. A hypothetical 10% change in the interest rates would not have a material effect on cash flows, income or market values.

MARKET PRICE SENSITIVE FINANCIAL INSTRUMENTS

The Company maintains a portfolio of available for sale marketable equity securities which resulted from strategic technology acquisitions and other investments. The market value of these investments amounted to approximately $119 million as of December 31, 1997. A hypothetical 10% decrease in the share prices of these investments would not have a material effect on market value of these investments.

FOREIGN CURRENCY SENSITIVE FINANCIAL INSTRUMENTS - PURCHASED U.S. DOLLAR CALL OPTIONS

The Company purchases U.S. dollar call options as a hedge of anticipated intercompany purchases by foreign subsidiaries whose functional currency, primarily Japanese yen and European currencies, is not the U.S. dollar. At December 31, 1997, the Company held $461 million of these contracts. Unamortized premiums for these contracts amounted to $15 million as of December 31, 1997, which represents the maximum potential loss exposure.

FOREIGN CURRENCY FORWARD EXCHANGE CONTRACTS

The Company enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated intercompany loans and trade payables and third party trade payables and receivables. The contracts are marked to market and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being hedged. At December 31, 1997, the Company held $1.3 billion of such contracts which all mature in 1998. The following table reflects the contracts outstanding at December 31, 1997:

                         Abbott Laboratories and Subsidiaries

                      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
                                     (Unaudited)

FORWARD EXCHANGE CONTRACTS
(dollars in millions)

                                                          Average      Fair and
                                             Contract     Exchange     Carrying
                                              Amount        Rate        Value
                                             -------       ------       ------
RECEIVE U.S. DOLLARS IN EXCHANGE FOR
THE FOLLOWING CURRENCIES:
German Deutsche Mark                         $  304        1.147        $ 1.9
Spanish Peseta                                  151        146.3          3.0
Japanese Yen                                    122        122.8          3.7
Dutch Guilder                                   106         1.98          0.5
British Pound                                    70         .597          2.1
Italian Lira                                     59        1,713          0.5
French Franc                                     33         5.82          0.5
Canadian Dollar                                  30         1.41          0.1
Australian Dollar                                24        1.439          0.4
Brazilian Real                                   22        1.037         (0.2)
Taiwan Dollar                                    18        30.43          1.0
Greek Drachma                                    16        280.5         (0.3)
Hong Kong Dollar                                 13        7.734         (0.1)
Irish Punt                                       12         .671         (0.1)
All other currencies                            112          N/A          4.2
                                             ------                     -----
                                              1,092                      17.2
                                             ------                     -----

RECEIVE DUTCH GUILDERS IN EXCHANGE FOR
THE FOLLOWING CURRENCIES:
British Pound                                    74         .308         (1.2)
French Franc                                     32         2.97          0.0
Swiss Franc                                      24         .716          0.0
Portuguese Escudo                                17        91.18          0.0
Irish Punt                                       17         .341          0.0
Japanese Yen                                     14        62.06          0.4
Canadian Dollar                                   9         .715          0.0
Belgian Franc                                     9        18.31          0.1
Taiwan Dollar                                     8        15.28          0.5
All other currencies                             11          N/A          0.2
                                             ------                     -----
                                                215                       0.0
All other                                         5          N/A          0.7
                                             ------                     -----
Total                                        $1,312                     $17.9
                                             ======                     =====

                    Abbott Laboratories and Subsidiaries

                               FINANCIAL REVIEW


RESULTS OF OPERATIONS

SALES
The following table details the components of sales growth by industry segment and geographic area for the last three years:

                                           Components of Change %
                                Total % --------------------------
WORLDWIDE SALES                 Change   Price   Volume   Exchange
                                ------  ------   ------   --------
Total Worldwide
     1997 vs. 1996                7.9     0.5     10.4    (3.0)
     1996 vs. 1995               10.0     0.1     11.5    (1.6)
     1995 vs. 1994                9.4    (0.1)     8.0     1.5
Domestic
     1997 vs. 1996               10.0     0.8      9.2       -
     1996 vs. 1995               10.9     0.1     10.8       -
     1995 vs. 1994                6.2    (0.8)     7.0       -
International
     1997 vs. 1996                4.6       -     12.2    (7.6)
     1996 vs. 1995                8.7     0.1     12.5    (3.9)
     1995 vs. 1994               14.5     1.1      9.5     3.9

PHARMACEUTICAL AND
  NUTRITIONAL PRODUCTS
Total Worldwide
     1997 vs. 1996                9.8     1.8     10.3    (2.3)
     1996 vs. 1995               12.0     1.5     11.9    (1.4)
     1995 vs. 1994               13.7     1.0     12.1     0.6
Domestic
     1997 vs. 1996               10.1     2.0      8.1       -
     1996 vs. 1995               12.8     1.5     11.3       -
     1995 vs. 1994                9.0     0.1      8.9       -
International
     1997 vs. 1996                9.2     1.4     14.5    (6.7)
     1996 vs. 1995               10.6     1.5     13.2    (4.1)
     1995 vs. 1994               23.6     2.9     18.8     1.9


                         Abbott Laboratories and Subsidiaries


HOSPITAL AND
  LABORATORY PRODUCTS
Total Worldwide
     1997 vs. 1996                5.4    (1.4)    10.7    (3.9)
     1996 vs. 1995                7.4    (1.7)    10.8    (1.7)
     1995 vs. 1994                4.2    (1.3)     3.0     2.5
Domestic
     1997 vs. 1996               10.0    (1.3)    11.3       -
     1996 vs. 1995                7.9    (2.2)    10.1       -
     1995 vs. 1994                2.1    (2.1)     4.2       -
International
     1997 vs. 1996                0.1    (1.4)     9.9    (8.4)
     1996 vs. 1995                6.8    (1.2)    11.7    (3.7)
     1995 vs. 1994                6.9    (0.5)     1.9     5.5


Sales of new products in the pharmaceutical and nutritional segment in 1997 are estimated to be $397 million. New product sales in the hospital and
laboratories segment are estimated to be $545 million.   Sales in international
markets represented approximately 40 percent of worldwide sales in 1997, 1996 and 1995.

     The Company holds patents on Hytrin in the United States and several major markets throughout the world. The Company is facing a number of patent challenges from generic manufacturers in the United States, and the ultimate outcome of this litigation cannot be predicted.

                       Abbott Laboratories and Subsidiaries

     The classes of products which contributed at least 10 percent to consolidated net sales in at least one of the last three years were:


(dollars in millions)        1997      1996      1995
--------------------        ------    ------    ------
Anti-Infectives             $1,510    $1,407    $1,291
Adult Nutritionals           1,240     1,226     1,172
Infant Formula               1,166     1,153     1,109

Increases in anti-infectives and adult nutritionals were primarily due to unit increases. Worldwide sales of infant formula increased in 1997 and 1996 due to unit increases, and decreased in 1995 primarily due to unit decreases.

OPERATING EARNINGS
Gross profit margins (sales less cost of products sold, including freight and distribution expenses) were 57.5 percent of net sales in 1997, 57.0 percent of sales in 1996, and 56.8 percent in 1995. The increases in gross profit margins were due primarily to favorable product mix, especially higher sales of pharmaceuticals, price, and productivity improvements, partially offset by higher project expenses for new products, higher manufacturing capacity costs for anticipated unit growth, and the effects of inflation and competitive pricing pressures in some product lines. Gross profit margins were unfavorably affected by the relatively stronger U.S. dollar in 1997 and 1996, and were favorably impacted in 1995 by the relatively weaker U.S. dollar. In the U.S., states receive price rebates from manufacturers of infant formula under the federally subsidized Special Supplemental Food Program for Women, Infants, and Children (WIC). The WIC rebate programs continue to have a negative effect on the gross profit margins of this portion of the infant formula business.

     Research and development expense increased to $1.3 billion in 1997, and represented 11.0 percent of net sales in 1997, compared to 10.9 percent of sales in 1996, and 10.7 percent in 1995. Research and development includes charges for the acquisition of certain technologies. Research and development expenditures continue to be concentrated on pharmaceutical and diagnostic products.

                       Abbott Laboratories and Subsidiaries

     Selling, general and administrative expenses increased 9.2 percent in 1997, net of the favorable effect of the relatively stronger U.S. dollar of
3.3 percent, compared to increases of 10.3 in 1996, and 8.6 percent in 1995.
The increases reflect additional selling and marketing to support new product launches.

INTEREST EXPENSE
Interest expense increased in 1997 and 1996 due primarily to a higher level of borrowings as a result of the purchase of certain parenteral products businesses of Sanofi Pharmaceuticals, Inc. in 1997, and MediSense, Inc. in 1996.

OTHER (INCOME) EXPENSE, NET
Other (income) expense, net, includes a net foreign exchange gain of $(9.0) million in 1997, and losses of $21.8 million in 1996 and $25.2 million in 1995, including net exchange (gains) losses on foreign currency contracts. These contracts were purchased to manage the Company's exposure to foreign currency rate changes. Other (income) expense, net, also includes the Company's share of the net income from joint ventures, primarily TAP Holdings Inc. of $189 million, $130 million, and $75 million in 1997, 1996, and 1995, respectively, as well as minority interest expense.

                       Abbott Laboratories and Subsidiaries

TAXES ON EARNINGS
The Company's effective income tax rate was 29.0 percent for 1997, and 29.5 percent for 1996 and 1995. The tax rate for 1997 was reduced primarily as a result of the provisions of The Taxpayer Relief Act of 1997. In addition, all three years' tax rates were unfavorably impacted by the reduction in tax incentive grants for Puerto Rico operations.

FINANCIAL CONDITION

CASH FLOW
The Company expects positive cash flow from operating activities to continue to approximate or exceed the Company's capital expenditures and cash dividends.

DEBT AND CAPITAL
The Company has maintained its favorable bond ratings (AAA by Standard & Poor's Corporation and Aa1 by Moody's Investors Service) and continues to have readily available financial resources, including unused domestic lines of credit of $1.5 billion at December 31, 1997. These lines of credit support domestic commercial paper borrowing arrangements.

     Under a registration statement filed with the Securities and Exchange Commission in 1996, the Company may may issue up to $400 million of debt securities.

     During the last three years, the Company purchased 54,670,000 of its common shares at a cost of $2.6 billion, including 1.3 million shares of the 15 million shares authorized for purchase by the Board of Directors in December, 1997.

CAPITAL EXPENDITURES

Capital expenditures of $1.0 billion in 1997, $949 million in 1996, and $947 million in 1995, were principally for upgrading and expanding manufacturing and research and development facilities in both segments, for laboratory instruments and hospital equipment placed with customers, and for administrative support facilities. This level of capital expenditures is expected to continue, with an increased proportion dedicated to the hospital and laboratory products segment.

                         Abbott Laboratories and Subsidiaries

BUSINESS ACQUISITIONS

In 1997, the Company acquired certain parenteral products businesses of Sanofi Pharmaceuticals, Inc., for approximately $200 million. A substantial portion of the purchase price was allocated to goodwill, which will be amortized on a straight-line basis over 15 years. In 1996, the Company acquired all of the outstanding shares of MediSense, Inc., a manufacturer of blood glucose self-testing products. Of the cash purchase price of approximately $867 million, $219 million was allocated to goodwill; $635 million was allocated to other intangible assets; and $37 million was charged against earnings for in-process research and development. Goodwill and other intangible assets will be amortized on a straight-line basis over 25 to 40 years. Had these acquisitions taken place on January 1 of the previous years, consolidated sales and income would not have been significantly different from reported amounts.

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

YEAR 2000

The Company is currently addressing the impact of the year 2000 issue. Expenditures relating to this are expensed as incurred. The Company does not expect a significant impact on the Company's ongoing results of operations.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 -- A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological and other factors that may affect the Company's operations are discussed in Exhibit 99.1 to the Annual Report on Form 10-K.

                         Abbott Laboratories and Subsidiaries

                          SUMMARY OF SELECTED FINANCIAL DATA

                               Year Ended December 31

                      (Dollars in Millions Except Per Share Data)


                                            1997        1996         1995        1994        1993
                                         ---------    --------     --------     -------     -------
Summary of Operations:
Net Sales . . . . . . . . . . . . . . .  $11,883.5    11,013.5     10,012.2     9,156.0     8,407.8
Cost of products sold . . . . . . . . .  $ 5,045.7     4,732.0      4,325.8     3,993.8     3,684.7
Research and development. . . . . . . .  $ 1,302.4     1,204.8      1,072.7       963.5       881.0
Selling, general and administrative . .  $ 2,685.0     2,459.6      2,230.7     2,054.5     1,988.2
Operating earnings  . . . . . . . . . .  $ 2,850.4     2,617.1      2,382.9     2,144.2     1,924.0
Interest expense. . . . . . . . . . . .  $   134.6        95.4         69.5        49.7        54.3
Interest income . . . . . . . . . . . .  $   (47.7)      (44.5)       (51.8)      (36.9)      (37.8)
Other (income) expense, net . . . . . .  $  (186.3)     (103.4)       (30.2)      (35.3)      (35.7)
Earnings before taxes . . . . . . . . .  $ 2,949.9     2,669.6      2,395.3     2,166.7     1,943.2
Taxes on earnings . . . . . . . . . . .  $   855.5       787.5        706.6       650.0       544.1
Net earnings  . . . . . . . . . . . . .  $ 2,094.5     1,882.0      1,688.7     1,516.7     1,399.1
Basic earnings per common share   . . .  $    2.72        2.41         2.12        1.87        1.69
Diluted earnings per common share   . .  $    2.68        2.38         2.10        1.85        1.67

Financial Position:
Working capital . . . . . . . . . . . .  $     3.7       137.2        436.4       400.5       490.6
Investment securities maturing after
  one year. . . . . . . . . . . . . . .  $   631.0       665.6        422.5       316.2       221.8
Net property and equipment. . . . . . .  $ 4,569.7     4,461.5      4,249.5     3,920.9     3,511.0
Total assets. . . . . . . . . . . . . .  $12,061.1    11,125.6      9,412.6     8,523.7     7,688.6
Long-term debt. . . . . . . . . . . . .  $   938.0       932.9        435.2       287.1       306.8
Shareholders' investment. . . . . . . .  $ 4,998.7     4,820.2      4,396.8     4,049.4     3,674.9
Return on shareholders' investment. . .  %    42.7        40.8         40.0        39.3        39.8
Book value per share. . . . . . . . . .  $    6.54        6.22         5.58        5.04        4.48

Other Statistics:
Gross profit margin . . . . . . . . . .  %    57.5        57.0         56.8        56.4        56.2
Research and development to net sales .  %    11.0        10.9         10.7        10.5        10.5
Net cash from operating activities. . .  $ 2,628.8     2,382.1      1,965.6     2,212.1     1,846.9
Capital expenditures. . . . . . . . . .  $ 1,007.3       949.0        947.0       929.5       952.7
Cash dividends declared per common share $    1.08         .96          .84         .76         .68
Common shares outstanding (in thousands)   764,094     774,449      787,307     803,280     821,130
Number of common shareholders . . . . .    102,981      99,513       89,831      86,324      82,947
Number of employees . . . . . . . . . .     54,487      52,817       50,241      49,464      49,659
Sales per employee (in dollars) . . . .  $ 218,097     208,521      199,283     185,105     169,312
Market price per share-high . . . . . .  $  69 1/4      57 3/8       44 3/4          34      30 7/8
Market price per share-low. . . . . . .  $  49 3/4      38 1/8       30 5/8      25 3/8      22 5/8
Market price per share-close. . . . . .  $  65 1/2      50 3/4       41 5/8      32 5/8      29 5/8


                       Abbott Laboratories and Subsidiaries

                            Year Ended December 31

                  (Dollars in Millions Except Per Share Data)

                                                1992        1991         1990        1989        1988
                                              --------    --------     --------     -------     -------
Summary of Operations:
Net Sales . . . . . . . . . . . . . . . . . . $7,851.9     6,876.6      6,158.7     5,379.8     4,937.0
Cost of products sold . . . . . . . . . . . . $3,505.3     3,140.0      2,910.1     2,556.7     2,353.2
Research and development. . . . . . . . . . . $  772.4       666.3        567.0       501.8       454.6
Selling, general and administrative . . . . . $1,833.2     1,513.3      1,275.6     1,100.2     1,027.2
Operating earnings. . . . . . . . . . . . . . $1,526.0     1,557.0      1,406.0     1,221.1     1,102.0
Interest expense. . . . . . . . . . . . . . . $   53.0        63.8         91.4        74.4        85.0
Interest income . . . . . . . . . . . . . . . $  (42.3)      (45.1)       (51.6)      (73.8)      (69.4)
Other (income) expense, net . . . . . . . . . $   48.5        (5.9)        15.5        26.3        30.9
Earnings before taxes . . . . . . . . . . . . $1,738.8     1,544.2      1,350.7     1,194.2     1,055.5
Taxes on earnings . . . . . . . . . . . . . . $  499.7       455.5        384.9       334.4       303.5
Net earnings. . . . . . . . . . . . . . . . . $1,239.1     1,088.7        965.8       859.8       752.0
Basic earnings per common share . . . . . . . $   1.47        1.27         1.11         .96         .83
Diluted earnings per common share . . . . . . $   1.45        1.25         1.09         .95         .83

Financial Position:
Working capital . . . . . . . . . . . . . . . $  449.2       661.7        460.0       719.2       913.3
Investment securities maturing after
  one year. . . . . . . . . . . . . . . . . . $  270.6       340.2        314.0       300.0       285.7
Net property and equipment. . . . . . . . . . $3,099.2     2,662.1      2,375.8     2,090.2     1,952.6
Total assets. . . . . . . . . . . . . . . . . $6,941.2     6,255.3      5,563.2     4,851.6     4,825.1
Long-term debt. . . . . . . . . . . . . . . . $  110.0       125.1        134.8       146.7       349.3
Shareholders' investment. . . . . . . . . . . $3,347.6     3,203.0      2,833.6     2,726.4     2,464.6
Return on shareholders' investment. . . . . . %   37.8        36.1         34.7        33.1        33.0
Book value per share. . . . . . . . . . . . . $   4.00        3.77         3.30        3.08        2.74

Other Statistics:
Gross profit margin . . . . . . . . . . . . %   55.4        54.3         52.7        52.5        52.3
Research and development to net sales . . . %    9.8         9.7          9.2         9.3         9.2
Net cash from operating activities. . . . . $1,388.8     1,453.2      1,200.9       959.9       965.4
Capital expenditures. . . . . . . . . . . . $1,007.2       732.8        629.5       501.5       521.2
Cash dividends declared per common share. . $    .60         .50          .42         .35         .30
Common shares outstanding (in thousands). .  836,052     850,530      858,282     884,958     899,384
Number of common shareholders . . . . . . .   75,703      56,541       49,827      45,361      46,324
Number of employees . . . . . . . . . . . .   48,118      45,694       43,770      40,929      38,751
Sales per employee (in dollars) . . . . . . $163,180     150,492      140,706     131,441     127,403
Market price per share-high . . . . . . . . $ 34 1/8      34 3/4       23 1/8      17 5/8      13 1/8
Market price per share-low. . . . . . . . . $ 26 1/8      19 5/8       15 5/8      11 1/2      10 3/4
Market price per share-close. . . . . . . . $ 30 3/8      34 3/8       22 1/2      17          12

                       Abbott Laboratories and Subsidiaries

                            Year Ended December 31

                   (Dollars in Millions Except Per Share Data)

                                                1987
                                              --------
Summary of Operations:
Net Sales . . . . . . . . . . . . . . . . .   $4,387.9
Cost of products sold . . . . . . . . . . .   $2,101.9
Research and development. . . . . . . . . .   $  361.3
Selling, general and administrative . . . .   $  919.0
Operating earnings. . . . . . . . . . . . .   $1,005.7
Interest expense. . . . . . . . . . . . . .   $   77.6
Interest income . . . . . . . . . . . . . .   $  (56.7)
Other (income) expense, net . . . . . . . .   $   47.7
Earnings before taxes . . . . . . . . . . .   $  937.1
Taxes on earnings . . . . . . . . . . . . .   $  304.5
Net earnings. . . . . . . . . . . . . . . .   $  632.6
Basic earnings per common share . . . . . .   $    .69
Diluted earnings per common share . . . . .   $    .69

Financial Position:
Working capital . . . . . . . . . . . . . .   $  668.7
Investment securities maturing after
  one year. . . . . . . . . . . . . . . . .   $  292.9
Net property and equipment. . . . . . . . .   $1,741.6
Total assets. . . . . . . . . . . . . . . .   $4,385.7
Long-term debt. . . . . . . . . . . . . . .   $  271.0
Shareholders' investment. . . . . . . . . .   $2,093.5
Return on shareholders' investment. . . . .   %   32.7
Book value per share. . . . . . . . . . . .   $   2.31

Other Statistics:
Gross profit margin . . . . . . . . . . . .  %    52.1
Research and development to net sales . . .  %     8.2
Net cash from operating activities. . . . .  $   885.6
Capital expenditures. . . . . . . . . . . .  $   432.7
Cash dividends declared per common share. .  $     .25
Common shares outstanding (in thousands). .    906,924
Number of common shareholders . . . . . . .     45,822
Number of employees . . . . . . . . . . . .     37,828
Sales per employee (in dollars) . . . . . .  $ 115,995
Market price per share-high . . . . . . . .  $  16 3/4
Market price per share-low. . . . . . . . .  $  10
Market price per share-close. . . . . . . .  $  12
