Form 10-K, Exhibit 13
period 1998-12-31
ABBOTT LABORATORIES
filed 1999-03-09
CIK 1800

                                                                      Exhibit 13
The portions of the Abbott Laboratories Annual Report for the year ended December 31, 1998 captioned Consolidated Statement of Earnings, Consolidated Statement of Cash Flows, Consolidated Balance Sheet, Consolidated Statement of Shareholders' Investment, Notes to Consolidated Financial Statements, Report of Independent Public Accountants, Financial Instruments and Risk Management, Financial Review, and the applicable portions of the section captioned Summary of Financial Data for the years 1994 through 1998.


                         Abbott Laboratories and Subsidiaries

                          CONSOLIDATED STATEMENT OF EARNINGS

               (dollars and shares in thousands except per share data)

                                                               Year Ended December 31
                                                      -----------------------------------------
                                                         1998           1997            1996
                                                      -----------    -----------    -----------
Net Sales. . . . . . . . . . . . . . . . . . . . .    $12,477,845    $11,883,462    $11,013,460
                                                      -----------    -----------    -----------

Cost of products sold. . . . . . . . . . . . . . .      5,394,441      5,045,678      4,731,998
Research and development . . . . . . . . . . . . .      1,221,593      1,302,403      1,204,841
Selling, general and administrative. . . . . . . .      2,743,888      2,684,955      2,459,560
                                                      -----------    -----------    -----------
   Total Operating Cost and Expenses . . . . . . .      9,359,922      9,033,036      8,396,399
                                                      -----------    -----------    -----------

Operating Earnings . . . . . . . . . . . . . . . .      3,117,923      2,850,426      2,617,061
Net interest expense . . . . . . . . . . . . . . .        104,118         86,802         50,924
Income from TAP Holdings Inc. joint venture  . . .       (266,347)      (189,497)      (129,717)
Net foreign exchange (gain) loss . . . . . . . . .         31,158         (9,048)        21,827
Other (income) expense, net. . . . . . . . . . . .          8,395         12,223          4,477
                                                      -----------    -----------    -----------
   Earnings Before Taxes . . . . . . . . . . . . .      3,240,599      2,949,946      2,669,550

Taxes on earnings. . . . . . . . . . . . . . . . .        907,368        855,484        787,517
                                                      -----------    -----------    -----------
Net Earnings . . . . . . . . . . . . . . . . . . .    $ 2,333,231    $ 2,094,462    $ 1,882,033
                                                      -----------    -----------    -----------
                                                      -----------    -----------    -----------

Basic Earnings Per Common Share. . . . . . . . . .          $1.53          $1.36          $1.20
                                                      -----------    -----------    -----------
                                                      -----------    -----------    -----------
Diluted Earnings Per Common Share. . . . . . . . .          $1.51          $1.34          $1.19
                                                      -----------    -----------    -----------
                                                      -----------    -----------    -----------
Average Number of Common Shares Outstanding
   Used for Basic Earnings Per Common Share. . . .      1,522,702      1,539,746      1,562,494

Dilutive Common Stock Options    . . . . . . . . .         22,956         21,716         18,098
                                                      -----------    -----------    -----------

Average Number of Common Shares Outstanding
   Plus Dilutive Common Stock Options. . . . . . .      1,545,658      1,561,462      1,580,592
                                                      -----------    -----------    -----------
                                                      -----------    -----------    -----------
Outstanding Common Stock Options
   Having No Dilutive Effect . . . . . . . . . . .            657          2,216            600
                                                      -----------    -----------    -----------
                                                      -----------    -----------    -----------

The accompanying notes to consolidated financial statements are an integral part of this statement.

                         Abbott Laboratories and Subsidiaries

                         CONSOLIDATED STATEMENT OF CASH FLOWS

                                (dollars in thousands)

                                                                                Year Ended December 31
                                                                      ----------------------------------------
                                                                         1998           1997           1996
                                                                      ----------     ----------     ----------
Cash Flow From (Used in) Operating Activities:
  Net earnings . . . . . . . . . . . . . . . . . . . . . . . . .      $2,333,231     $2,094,462     $1,882,033
  Adjustments to reconcile net earnings to
  net cash from operating activities -
  Depreciation and amortization. . . . . . . . . . . . . . . . .         784,243        727,754        686,085
  Exchange (gains) losses, net . . . . . . . . . . . . . . . . .         (14,176)        31,005         (3,419)
  Investing and financing (gains) losses, net. . . . . . . . . .          90,798        113,999         57,224
  Trade receivables. . . . . . . . . . . . . . . . . . . . . . .        (143,470)      (222,427)      (163,621)
  Inventories. . . . . . . . . . . . . . . . . . . . . . . . . .        (111,649)       (98,964)      (125,726)
  Prepaid expenses and other assets. . . . . . . . . . . . . . .        (239,533)      (491,769)      (303,766)
  Trade accounts payable and other liabilities . . . . . . . . .         178,979        485,407        342,407
  Income taxes payable . . . . . . . . . . . . . . . . . . . . .        (145,522)       (10,700)        10,845
                                                                      ----------     ----------     ----------
    Net Cash From Operating Activities . . . . . . . . . . . . .       2,732,901      2,628,767      2,382,062
                                                                      ----------     ----------     ----------

Cash Flow From (Used in) Investing Activities:
  Acquisition of International Murex in 1998, Sanofi's parenteral products businesses in 1997, and MediSense in 1996,
       net of cash acquired. . . . . . . . . . . . . . . . . . .        (249,177)      (200,475)      (830,559)
  Acquisitions of property, equipment and other businesses . . .        (990,619)    (1,007,296)      (949,028)
  Purchases of investment securities . . . . . . . . . . . . . .        (278,002)       (25,115)      (312,535)
  Proceeds from sales of investment securities . . . . . . . . .          78,898         43,424        117,783
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . .          18,034         (8,209)        19,098
                                                                      ----------     ----------     ----------
    Net Cash Used in Investing Activities. . . . . . . . . . . .      (1,420,866)    (1,197,671)    (1,955,241)
                                                                      ----------     ----------     ----------

Cash Flow From (Used in) Financing Activities:
  Proceeds from (repayments of) commercial paper, net. . . . . .          42,000        402,000        317,000
  Proceeds from issuance of long-term debt . . . . . . . . . . .         400,000              -        500,000
  Other borrowing transactions, net. . . . . . . . . . . . . . .         (59,499)        16,085         18,037
  Purchases of common shares . . . . . . . . . . . . . . . . . .        (875,407)    (1,054,512)      (808,816)
  Proceeds from stock options exercised. . . . . . . . . . . . .         150,881        137,482        109,638
  Dividends paid . . . . . . . . . . . . . . . . . . . . . . . .        (891,661)      (809,554)      (728,147)
                                                                      ----------     ----------     ----------
    Net Cash Used in Financing Activities. . . . . . . . . . . .      (1,233,686)    (1,308,499)      (592,288)
                                                                      ----------     ----------     ----------

                         Abbott Laboratories and Subsidiaries

                                (dollars in thousands)

                                                                Year Ended December 31
                                                       ----------------------------------------
                                                          1998           1997            1996
                                                       ----------      ---------      ---------
Effect of exchange rate changes on cash and
  cash equivalents . . . . . . . . . . . . . . . .           (143)        (2,782)        (5,521)
                                                       ----------      ---------      ---------

Net Increase (Decrease) in Cash and Cash Equivalents       78,206        119,815       (170,988)
Cash and Cash Equivalents, Beginning of Year . . .        230,024        110,209        281,197
                                                        ---------      ---------      ---------
Cash and Cash Equivalents, End of Year . . . . . .     $  308,230      $ 230,024      $ 110,209
                                                       ----------      ---------      ---------
                                                       ----------      ---------      ---------

Supplemental Cash Flow Information:
  Income taxes paid. . . . . . . . . . . . . . . .     $1,060,479      $ 922,242      $ 801,107
  Interest paid. . . . . . . . . . . . . . . . . .        153,875        132,645         89,509



The accompanying notes to consolidated financial statements are an integral part of this statement.

                         Abbott Laboratories and Subsidiaries

                              CONSOLIDATED BALANCE SHEET

                                (dollars in thousands)

                                        ASSETS

                                                                               December 31
                                                                -----------------------------------------
                                                                    1998           1997           1996
                                                                -----------    -----------    -----------
Current Assets:
  Cash and cash equivalents. . . . . . . . . . . . . . . . .    $   308,230    $   230,024    $   110,209
  Investment securities. . . . . . . . . . . . . . . . . . .         75,087         28,986         12,875
  Trade receivables, less allowances of -
    1998: $190,952; 1997: $167,406; 1996: $153,424 . . . . .      1,950,058      1,782,326      1,708,807
  Inventories -
    Finished products. . . . . . . . . . . . . . . . . . . .        697,494        667,355        627,449
    Work in process. . . . . . . . . . . . . . . . . . . . .        345,776        287,653        269,443
    Materials. . . . . . . . . . . . . . . . . . . . . . . .        367,339        324,892        341,313
                                                                -----------    -----------    -----------
      Total inventories. . . . . . . . . . . . . . . . . . .      1,410,609      1,279,900      1,238,205

  Prepaid income taxes . . . . . . . . . . . . . . . . . . .        847,154        800,591        708,402
  Other prepaid expenses and receivables . . . . . . . . . .        961,998        916,381        702,404
                                                                -----------    -----------    -----------
     Total Current Assets. . . . . . . . . . . . . . . . . .      5,553,136      5,038,208      4,480,902
                                                                -----------    -----------    -----------

Investment Securities Maturing after One Year. . . . . . . .        783,842        630,967        665,553
                                                                -----------    -----------    -----------

Property and Equipment, at Cost:
  Land . . . . . . . . . . . . . . . . . . . . . . . . . . .        165,474        152,791        156,038
  Buildings. . . . . . . . . . . . . . . . . . . . . . . . .      1,860,068      1,746,772      1,621,036
  Equipment. . . . . . . . . . . . . . . . . . . . . . . . .      7,099,092      6,486,512      6,142,139
  Construction in progress . . . . . . . . . . . . . . . . .        271,602        404,082        451,070
                                                                -----------    -----------    -----------
                                                                  9,396,236      8,790,157      8,370,283
  Less: accumulated depreciation and amortization. . . . . .      4,657,393      4,220,466      3,908,740
                                                                -----------    -----------    -----------
  Net Property and Equipment . . . . . . . . . . . . . . . .      4,738,843      4,569,691      4,461,543

Net Intangible Assets. . . . . . . . . . . . . . . . . . . .      1,349,822      1,112,126        979,793
                                                                -----------    -----------    -----------

Deferred Charges and Other Assets. . . . . . . . . . . . . .        790,570        710,076        537,809
                                                                -----------    -----------    -----------
                                                                $13,216,213    $12,061,068    $11,125,600
                                                                -----------    -----------    -----------
                                                                -----------    -----------    -----------


The accompanying notes to consolidated financial statements are an integral part of this statement.

                         Abbott Laboratories and Subsidiaries

                              CONSOLIDATED BALANCE SHEET

                                (dollars in thousands)

                       LIABILITIES AND SHAREHOLDERS' INVESTMENT

                                                                               December 31
                                                                -----------------------------------------
                                                                    1998           1997           1996
                                                                -----------    -----------    -----------
Current Liabilities:
  Short-term borrowings and current portion of
       long-term debt. . . . . . . . . . . . . . . . . . . .    $ 1,759,076    $ 1,781,352    $ 1,383,727
  Trade accounts payable . . . . . . . . . . . . . . . . . .      1,056,641      1,001,058        923,018
  Salaries, wages and commissions. . . . . . . . . . . . . .        374,262        332,914        322,292
  Other accrued liabilities. . . . . . . . . . . . . . . . .      1,378,707      1,406,132      1,206,552
  Dividends payable. . . . . . . . . . . . . . . . . . . . .        227,400        201,450        185,866
  Income taxes payable . . . . . . . . . . . . . . . . . . .        166,040        311,562        322,262
                                                                -----------    -----------    -----------
     Total Current Liabilities . . . . . . . . . . . . . . .      4,962,126      5,034,468      4,343,717
                                                                -----------    -----------    -----------

Long-Term Debt . . . . . . . . . . . . . . . . . . . . . . .      1,339,694        937,983        932,898
                                                                -----------    -----------    -----------

Deferred Income Taxes. . . . . . . . . . . . . . . . . . . .        108,964        136,514        153,279
                                                                -----------    -----------    -----------

Other Liabilities and Deferrals. . . . . . . . . . . . . . .      1,091,768        953,426        875,524
                                                                -----------    -----------    -----------

Shareholders' Investment:
  Preferred shares, one dollar par value
    Authorized - 1,000,000 shares, none issued . . . . . . .              -              -              -
  Common shares, without par value
    Authorized - 2,400,000,000 shares
    Issued at stated capital amount -
    Shares: 1998: 1,533,774,332; 1997: 1,546,468,504;
    1996: 1,568,075,716. . . . . . . . . . . . . . . . . . .      1,231,079        907,106        694,380
  Common shares held in treasury, at cost -
    Shares: 1998: 17,710,838; 1997: 18,280,398;
    1996: 19,177,264 . . . . . . . . . . . . . . . . . . . .        (46,735)       (48,238)       (50,605)
  Unearned compensation - restricted stock awards. . . . . .        (25,331)       (25,532)        (7,627)
  Earnings and other comprehensive
       income employed in the business . . . . . . . . . . .      4,554,648      4,165,341      4,184,034
                                                                -----------    -----------    -----------
    Total Shareholders' Investment . . . . . . . . . . . . .      5,713,661      4,998,677      4,820,182
                                                                -----------    -----------    -----------
                                                                $13,216,213    $12,061,068    $11,125,600
                                                                -----------    -----------    -----------
                                                                -----------    -----------    -----------

                         Abbott Laboratories and Subsidiaries

                  CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT

                     (dollars in thousands except per share data)

                                                                                              Year Ended December 31
                                                                                     ----------------------------------------
                                                                                        1998           1997           1996
                                                                                     ----------     ----------     ----------
Common Shares:
  Beginning of Year
   Shares: 1998: 1,546,468,504; 1997: 1,568,075,716; 1996: 1,594,042,422 . . . .     $  907,106     $  694,380     $  581,562
  Issued under incentive stock programs
   Shares: 1998: 13,641,871; 1997: 15,268,426; 1996: 10,207,402. . . . . . . . .        257,249        177,395        105,648
  Tax benefit from option shares and vesting of restricted stock awards
   (no share effect) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         85,070         53,866         21,589
  Retired - Shares: 1998: 26,336,043; 1997: 36,875,638; 1996: 36,174,108 . . . .        (18,346)       (18,535)       (14,419)
                                                                                     ----------     ----------     ----------
  End of Year
   Shares: 1998: 1,533,774,332; 1997: 1,546,468,504; 1996: 1,568,075,716 . . . .     $1,231,079     $  907,106     $  694,380
                                                                                     ----------     ----------     ----------
                                                                                     ----------     ----------     ----------

Common Shares Held in Treasury:
  Beginning of Year
   Shares: 1998: 18,280,398; 1997: 19,177,264; 1996: 19,428,758. . . . . . . . .     $  (48,238)    $  (50,605)    $  (51,268)
  Issued under incentive stock programs
   Shares: 1998: 569,560; 1997: 896,866; 1996: 251,494 . . . . . . . . . . . . .          1,503          2,367            663
                                                                                     ----------     ----------     ----------
  End of Year
   Shares: 1998: 17,710,838; 1997: 18,280,398; 1996: 19,177,264. . . . . . . . .     $  (46,735)    $  (48,238)    $  (50,605)
                                                                                     ----------     ----------     ----------
                                                                                     ----------     ----------     ----------

Unearned Compensation - Restricted Stock Awards:
  Beginning of Year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  (25,532)    $   (7,627)    $   (4,718)
  Issued at market value - Shares: 1998: 554,000; 1997: 888,000; 1996: 237,600 .        (20,584)       (25,914)        (5,881)
  Lapses - Shares: 1998: 22,000; 1996: 12,000. . . . . . . . . . . . . . . . . .            705              -            308
  Amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         20,080          8,009          2,664
                                                                                     ----------     ----------     ----------
  End of Year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  (25,331)    $  (25,532)    $   (7,627)
                                                                                     ----------     ----------     ----------
                                                                                     ----------     ----------     ----------

Earnings and Other Comprehensive Income Employed in the Business:
  Beginning of Year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $4,165,341     $4,184,034     $3,871,271
  Comprehensive income:
   Net earnings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,333,231      2,094,462      1,882,033
                                                                                     ----------     ----------     ----------
   Other comprehensive income (loss):
   Foreign currency translation adjustments. . . . . . . . . . . . . . . . . . .          1,504       (183,886)       (23,101)
   Unrealized gains on marketable equity securities. . . . . . . . . . . . . . .            991          3,025         15,000
   Tax benefit (expense) related to items of other comprehensive income. . . . .             45         (1,210)        (6,023)
                                                                                     ----------     ----------     ----------
       Total other comprehensive income (loss), net of tax . . . . . . . . . . .          2,540       (182,071)       (14,124)
                                                                                     ----------     ----------     ----------
  Comprehensive income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,335,771      1,912,391      1,867,909
                                                                                     ----------     ----------     ----------
  Cash dividends declared on common shares
    (per share -1998: $.60; 1997: $.54; 1996: $.48). . . . . . . . . . . . . . .       (917,611)      (825,138)      (748,659)
  Cost of common shares retired in excess of stated capital amount . . . . . . .     (1,048,500)    (1,129,757)      (811,996)
  Cost of treasury shares issued below market value of restricted stock awards .         19,647         23,811          5,509
                                                                                     ----------     ----------     ----------
  End of Year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $4,554,648     $4,165,341     $4,184,034
                                                                                     ----------     ----------     ----------
                                                                                     ----------     ----------     ----------

                         Abbott Laboratories and Subsidiaries

                     (dollars in thousands except per share data)

                                                                                         Year Ended December 31
                                                                                ----------------------------------------
                                                                                   1998           1997           1996
                                                                                ----------     ----------     ----------
Supplemental Comprehensive Income Information:
Cumulative foreign currency translation loss adjustments, net of tax            $  260,711     $  262,656     $   78,770
Cumulative unrealized (gains) on marketable equity securities, net of tax          (33,010)       (32,415)       (30,600)



The accompanying notes to consolidated financial statements are an integral part of this statement.

                         Abbott Laboratories and Subsidiaries

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies

NATURE OF BUSINESS AND CONCENTRATION OF RISK - The Company's principal business is the discovery, development, manufacture and sale of a broad line of health care products and services. Due to the nature of the Company's operations, it is not subject to significant concentration risks relating to customers, products or geographic locations.

BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of the parent company and subsidiaries, after elimination of intercompany transactions. The accounts of foreign subsidiaries are consolidated as of November 30 due to the time needed to consolidate these subsidiaries. No events occurred related to these foreign subsidiaries in December 1998, 1997, and 1996 which materially affected the financial position or results of operations.

USE OF ESTIMATES - The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for litigation, income taxes, sales rebates and inventory and accounts receivable exposures.

CASH, CASH EQUIVALENTS AND INVESTMENT SECURITIES - Cash equivalents consist of time deposits and certificates of deposit with original maturities of three months or less. Investments in marketable equity securities are classified as available-for-sale and are recorded at fair value with any unrealized holding gains or losses, net of tax, included as a component of earnings and other comprehensive income employed in the business. Investments in debt securities are classified as held-to-maturity, as management has both the intent and ability to hold these securities to maturity, and are reported at cost, net of any unamortized premium or discount. Income relating to these securities is reported as interest income.

INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs.

PROPERTY AND EQUIPMENT - Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. In 1998, the Company elected early adoption of the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires capitalization of certain costs incurred in the development of internal-use software. Adoption of the provisions of this statement did not have a material effect on the financial statements of the Company. The following table shows estimated useful lives of property and equipment:

               Classification            Expected Useful Lives
               --------------      ---------------------------------
               Buildings           10 to 50 years (average 29 years)
               Equipment            3 to 20 years (average 11 years)

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference.

INTANGIBLE ASSETS - Intangible assets, primarily purchased intangible assets and goodwill resulting from business acquisitions, are amortized on a straight-line basis over up to 40 years. Accumulated amortization as of December 31, 1998, 1997, and 1996, was $163 million, $98 million, and $55 million, respectively.

                         Abbott Laboratories and Subsidiaries

PRODUCT LIABILITY - Provisions are made for the portions of probable losses that are not covered by product liability insurance.

TRANSLATION ADJUSTMENTS - For foreign operations in highly inflationary economies, translation gains and losses are included in net foreign exchange
(gain) loss. For remaining foreign operations, translation adjustments are included as a component of earnings and other comprehensive income employed in the business.

REVENUE RECOGNITION - Revenue from product sales is recognized upon shipment to customers. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded.

RESEARCH AND DEVELOPMENT - Internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved.

COMPREHENSIVE INCOME - In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." As a result, certain balance sheet reclassifications were made to previously reported amounts to achieve the required presentation of comprehensive income.

                         Abbott Laboratories and Subsidiaries

Note 2 - Supplemental Financial Information
(dollars in thousands)


                                                               1998            1997           1996
                                                            ----------       --------       --------
Other prepaid expenses and receivables
Receivables purchased from TAP Holdings Inc.
  under a factoring agreement. . . . . . . . . . . . .      $  310,993       $344,979       $255,455
All other. . . . . . . . . . . . . . . . . . . . . . .         651,005        571,402        446,949
                                                            ----------       --------       --------
Total. . . . . . . . . . . . . . . . . . . . . . . . .      $  961,998       $916,381       $702,404
                                                            ----------       --------       --------
                                                            ----------       --------       --------

Other liabilities and deferrals
Accrued post-employment costs. . . . . . . . . . . . .      $  477,417       $409,169       $342,582
All other. . . . . . . . . . . . . . . . . . . . . . .         614,351        544,257        532,942
                                                            ----------       --------       --------
Total. . . . . . . . . . . . . . . . . . . . . . . . .      $1,091,768       $953,426       $875,524
                                                            ----------       --------       --------
                                                            ----------       --------       --------

Net interest expense
Interest expense . . . . . . . . . . . . . . . . . . .      $  159,839       $134,550       $ 95,445
Interest income. . . . . . . . . . . . . . . . . . . .         (55,721)       (47,748)       (44,521)
                                                            ----------       --------       --------
Total. . . . . . . . . . . . . . . . . . . . . . . . .      $  104,118       $ 86,802       $ 50,924
                                                            ----------       --------       --------
                                                            ----------       --------       --------

                         Abbott Laboratories and Subsidiaries

Note 3 - Taxes on Earnings
(dollars in thousands)

Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. U.S. income taxes are provided on those earnings of foreign subsidiaries and subsidiaries operating in Puerto Rico under tax incentive grants, which are intended to be remitted to the parent company. Undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment aggregated $1,818,000 at December 31, 1998. Deferred income taxes not provided on these earnings would be approximately $356,000.

     Earnings before taxes, and the related provisions for taxes on earnings, were as follows:


Earnings Before Taxes                                                    1998           1997           1996
                                                                      ----------     ----------     ----------
  Domestic . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $2,519,719     $2,236,393     $1,934,872
  Foreign. . . . . . . . . . . . . . . . . . . . . . . . . . . . .       720,880        713,553        734,678
                                                                      ----------     ----------     ----------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $3,240,599     $2,949,946     $2,669,550
                                                                      ----------     ----------     ----------
                                                                      ----------     ----------     ----------

Taxes on Earnings                                                        1998           1997           1996
                                                                      ----------     ----------     ----------
  Current:
    U.S. Federal and Possessions . . . . . . . . . . . . . . . . .      $743,980       $717,156       $573,208
    State. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        49,869         71,447         62,835
    Foreign. . . . . . . . . . . . . . . . . . . . . . . . . . . .       184,100        171,259        207,512
                                                                      ----------     ----------     ----------
  Total current. . . . . . . . . . . . . . . . . . . . . . . . . .       977,949        959,862        843,555
                                                                      ----------     ----------     ----------

  Deferred:
    Domestic . . . . . . . . . . . . . . . . . . . . . . . . . . .       (92,681)      (130,634)       (68,762)
    Foreign. . . . . . . . . . . . . . . . . . . . . . . . . . . .        25,219         26,836         13,338
    Enacted tax rate changes . . . . . . . . . . . . . . . . . . .        (3,119)          (580)          (614)
                                                                      ----------     ----------     ----------
  Total deferred . . . . . . . . . . . . . . . . . . . . . . . . .       (70,581)      (104,378)       (56,038)
                                                                      ----------     ----------     ----------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $907,368       $855,484       $787,517
                                                                      ----------     ----------     ----------
                                                                      ----------     ----------     ----------

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

                                                                            1998           1997           1996
                                                                            ----           ----           ----
Statutory tax rate . . . . . . . . . . . . . . . . . . . . . . . .          35.0%          35.0%          35.0%
Benefit of tax exemptions in Puerto Rico, the Dominican Republic,
  Ireland, the Netherlands, and Italy. . . . . . . . . . . . . . .          (4.9)          (6.1)          (6.5)
State taxes, net of federal benefit. . . . . . . . . . . . . . . .           1.0            1.6            1.5
Domestic dividend exclusion. . . . . . . . . . . . . . . . . . . .          (2.3)          (1.8)          (1.4)
All other, net . . . . . . . . . . . . . . . . . . . . . . . . . .          (0.8)           0.3            0.9
                                                                            ----           ----           ----
Effective tax rate . . . . . . . . . . . . . . . . . . . . . . . .          28.0%          29.0%          29.5%
                                                                            ----           ----           ----
                                                                            ----           ----           ----

                         Abbott Laboratories and Subsidiaries

As of December 31, 1998, 1997, and 1996, total deferred tax assets were $1,269,441, $1,144,915, and $997,036, respectively, and total deferred tax liabilities were $487,207, $461,943, and $427,412, respectively. Valuation allowances for deferred tax assets were not significant. The temporary differences that give rise to deferred tax assets and liabilities were as follows:


Investment Securities Maturing after One Year                             1998           1997           1996
                                                                       ---------      ---------      ---------
Compensation and employee benefits . . . . . . . . . . . . . . .       $ 254,026      $ 205,423      $ 185,537
Trade receivable reserves. . . . . . . . . . . . . . . . . . . .         173,525        176,070        130,692
Inventory reserves . . . . . . . . . . . . . . . . . . . . . . .         115,693        119,398        122,522
Deferred intercompany profit . . . . . . . . . . . . . . . . . .         177,515        135,211        112,467
State income taxes . . . . . . . . . . . . . . . . . . . . . . .          26,585         32,442         30,343
Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . .        (197,832)      (196,233)      (184,270)
Other, primarily other accruals and reserves not currently
  deductible, and the excess of book basis over tax basis
  of intangible assets . . . . . . . . . . . . . . . . . . . . .         188,678        191,766        157,832
                                                                       ---------      ---------      ---------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 738,190      $ 664,077      $ 555,123
                                                                       ---------      ---------      ---------
                                                                       ---------      ---------      ---------

                         Abbott Laboratories and Subsidiaries

Note 4 - Investment Securities
(dollars in thousands)

The following is a summary of investment securities at December 31:


Current Investment Securities                                        1998           1997           1996
                                                                   --------       --------       --------
 Time deposits and certificates of deposit . . . . . . . . .       $ 50,000       $ 25,700       $    800
 Other, primarily debt obligations issued or guaranteed
    by various governments or government agencies. . . . . .         25,087          3,286         12,075
                                                                   --------       --------       --------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 75,087       $ 28,986       $ 12,875
                                                                   --------       --------       --------
                                                                   --------       --------       --------

Investment Securities Maturing after One Year                        1998           1997           1996
                                                                   --------       --------       --------
 Time deposits and certificates of deposit,
    maturing through 2001. . . . . . . . . . . . . . . . . .       $486,500       $406,500       $432,200
 Corporate debt obligations, maturing through 2008 . . . . .        112,320         82,143         84,310
 Debt obligations issued or guaranteed
    by various governments or government agencies,
    maturing through 2023. . . . . . . . . . . . . . . . . .        185,022        142,324        149,043
                                                                   --------       --------       --------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . .       $783,842       $630,967       $665,553
                                                                   --------       --------       --------
                                                                   --------       --------       --------


The Company has both the intent and ability to hold the above investment securities until maturity, and therefore they are classified as held-to-maturity securities. All investment securities classified as current as of December 31, 1998, mature in 1999.

     Of the investment securities listed above, $858,809, $656,634, and $676,251, were held at December 31, 1998, 1997, and 1996, respectively, by subsidiaries operating in Puerto Rico under tax incentive grants expiring from 2002 through 2007. In addition, these subsidiaries held cash equivalents of $74,900 and $81,100 at December 31, 1998, and 1997, respectively.

     The Company maintains a portfolio of available-for-sale equity securities from strategic technology acquisitions which are included in deferred charges and other assets. The fair value of marketable equity securities is $98,075, $83,083, and $58,691, and the cost basis of nonmarketable equity securities is $75,901, $50,202 and $28,457 as of December 31, 1998, 1997 and 1996,
respectively.

                         Abbott Laboratories and Subsidiaries

Note 5 - Post-Employment Benefits
(dollars in thousands)

Retirement plans consist of defined benefit, defined contribution, and medical and dental plans.

     Information for the Company's major defined benefit plans and post-employment medical and dental benefit plans is as follows:

                                                                 Defined Benefit Plans                Medical and Dental Plans
                                                         -----------------------------------    ----------------------------------
                                                            1998         1997        1996          1998        1997         1996
                                                         ----------   ----------  ----------    ---------   ---------    ---------
Projected benefit obligations, January 1 . . . . . . .   $2,000,329   $1,771,191  $1,494,348    $ 646,448   $ 599,631    $ 556,969
Service cost - benefits earned during the year . . . .      108,754       97,272      81,243       30,664      28,274       28,302
Interest cost on projected benefit obligations . . . .      140,287      128,404     111,449       43,770      42,167       40,822
Actuarial loss (gain), primarily changes in discount
  rate and lower than estimated health care costs. . .      182,829       95,495     154,993       18,057      (5,389)      (9,149)
Benefits paid. . . . . . . . . . . . . . . . . . . . .      (85,722)     (77,722)    (66,776)     (23,993)    (18,235)     (17,313)
Other, primarily translation . . . . . . . . . . . . .        2,143      (14,311)     (4,066)         ...         ...          ...
                                                         ----------   ----------  ----------    ---------   ---------    ---------
Projected benefit obligations, December 31 . . . . . .   $2,348,620   $2,000,329  $1,771,191    $ 714,946   $ 646,448    $ 599,631
                                                         ----------   ----------  ----------    ---------   ---------    ---------
                                                         ----------   ----------  ----------    ---------   ---------    ---------
Plans' assets at fair value, January 1,
  principally listed securities. . . . . . . . . . . .   $2,192,486   $1,828,989  $1,600,368      $86,600     $87,719      $95,530
Actual return on plans' assets . . . . . . . . . . . .      426,023      373,405     224,624       18,656      17,009        9,372
Company contributions. . . . . . . . . . . . . . . . .       18,945       76,083      69,674        1,265         107          130
Benefits paid. . . . . . . . . . . . . . . . . . . . .      (85,722)     (77,722)    (66,776)     (23,993)    (18,235)     (17,313)
Other, primarily translation . . . . . . . . . . . . .         (761)      (8,269)      1,099          ...         ...          ...
                                                         ----------   ----------  ----------    ---------   ---------    ---------
Plans' assets at fair value, December 31,
  principally listed securities. . . . . . . . . . . .   $2,550,971   $2,192,486  $1,828,989      $82,528     $86,600      $87,719
                                                         ----------   ----------  ----------    ---------    --------     --------
                                                         ----------   ----------  ----------    ---------   ---------    ---------

Projected benefit obligations less than (greater than)
  plans' assets, December 31 . . . . . . . . . . . . .   $  202,351   $  192,157  $   57,798    $(632,418)  $(559,848)   $(511,912)
Unrecognized actuarial (gains) losses, net . . . . . .     (143,876)     (78,522)     51,531      137,701     133,379      152,030
Unrecognized prior service cost. . . . . . . . . . . .        6,134        9,053      11,968          ...         ...          ...
Unrecognized transition obligation . . . . . . . . . .      (21,015)     (32,085)    (42,728)         ...         ...          ...
                                                         ----------   ----------  ----------    ---------   ---------    ---------
Prepaid (accrued) benefit cost . . . . . . . . . . . .   $   43,594   $   90,603  $   78,569    $(494,717)  $(426,469)   $(359,882)
                                                         ----------   ----------  ----------    ---------   ---------    ---------
                                                         ----------   ----------  ----------    ---------   ---------    ---------

Service cost - benefits earned during the year . . . .   $  108,754   $   97,272     $81,243      $30,664     $28,274      $28,302
Interest cost on projected benefit obligations . . . .      140,287      128,404     111,449       43,770      42,167       40,822
Expected return on plans' assets . . . . . . . . . . .     (179,194)    (148,250)   (136,062)      (7,211)     (7,035)      (7,793)
Net amortization . . . . . . . . . . . . . . . . . . .       (7,728)      (7,154)     (7,464)       2,290       3,288        5,549
                                                         ----------   ----------  ----------    ---------   ---------    ---------
Net cost . . . . . . . . . . . . . . . . . . . . . . .   $   62,119   $   70,272  $   49,166    $  69,513   $  66,694    $  66,880
                                                         ----------   ----------  ----------    ---------   ---------    ---------
                                                         ----------   ----------  ----------    ---------   ---------    ---------

                         Abbott Laboratories and Subsidiaries

The projected benefit obligations for certain foreign defined benefit plans that do not have plan assets were $62,719, $52,841, and $69,337 at December 31, 1998, 1997, and 1996, respectively.

Assumptions used for major benefit plans as of December 31 include:

                                                                            1998           1997           1996
                                                                           -----          -----          -----
Discount rate for determining obligations and interest cost. . . . . .     6 3/4%         7 1/4%         7 1/2%
Expected aggregate average long-term change in compensation. . . . . .         5%             5%             5%
Expected long-term rate of return on assets. . . . . . . . . . . . . .     9 1/2%         9 1/2%             9%



A five percent annual rate of increase in the per capita cost of covered health care benefits is assumed.

     A one-percentage point increase/(decrease) in the assumed health care cost trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 1998, by approximately
$139,214/($114,623), and the total of the service and interest cost components of net post-employment health care cost for the year then ended by approximately $17,612/($14,289).

     The Stock Retirement Plan is the principal defined contribution plan. Company contributions to this plan were $66,911 in 1998, $60,838 in 1997, and $54,883 in 1996, equal to 7.33 percent of dividends declared, as provided under the plan.

     The Company provides certain other post-employment benefits, primarily salary continuation plans, to qualifying domestic employees, and accrues for the related cost over the service lives of the employees.

                         Abbott Laboratories and Subsidiaries

Note 6 - Financial Instruments and Derivatives

The Company enters into foreign currency forward exchange contracts to hedge intercompany loans and trade accounts payable where the receivable or payable is denominated in a currency other than the functional currency of the entity. Such contracts are also used to hedge foreign currency denominated third-party trade payables and receivables. For intercompany loans, the contracts require the Company to sell foreign currencies, primarily European currencies and Japanese yen, in exchange for primarily U.S. dollars and other European currencies. For intercompany and trade payables and receivables, the currencies hedged are primarily the U.S. dollar, European currencies and Japanese yen. At December 31, 1998, 1997, and 1996, the Company held $1.6 billion, $1.3 billion, and $1.0 billion, respectively, of foreign currency forward exchange contracts. The contracts outstanding at December 31, 1998, mature in 1999. These contracts are marked to market each month. The resulting gains or losses are reflected in income and are generally offset by losses or gains on the exposures being hedged.

     The Company's foreign subsidiaries purchase U.S. dollar call options as a hedge of anticipated intercompany purchases by these subsidiaries whose functional currency is not the U.S. dollar. These contracts give the Company the right, but not the requirement, to purchase U.S. dollars in exchange for foreign currencies, primarily European currencies and Japanese yen, at predetermined exchange rates. At December 31, 1998, 1997, and 1996, the Company held $406 million, $461 million, and $431 million, respectively, of U.S. dollar call option contracts. The contracts outstanding at December 31, 1998, mature in 1999. Realized and unrealized gains and losses on contracts that qualify as hedges of anticipated purchases by foreign subsidiaries are recognized in the same period that the foreign currency exposure is recognized. Contracts that do not qualify for hedge accounting are marked to market each month, and the resulting gains or losses are reflected in income.

     The Company purchases foreign currency put options as a hedge against the effect of exchange rate fluctuations on income. These contracts give the Company the right, but not the requirement, to sell foreign currencies, primarily European currencies and Japanese yen, in exchange for U.S. dollars at predetermined exchange rates. These contracts are marked to market each month. The resulting gains or losses are reflected in income and are generally offset by losses or gains on the exposures being hedged. There were no such contracts outstanding at December 31, 1998, 1997, and 1996.

     Net unrealized losses on foreign currency forward exchange contracts are included in other prepaid expenses and receivables, and net unrealized gains are included in other accrued liabilities. Gains and losses are classified as net foreign exchange (gain) loss. For U.S. dollar call options, net unrealized gains and losses and unamortized premiums are included in other prepaid expenses and receivables, and for foreign currency put options and U.S. dollar call options that do not qualify for hedge accounting, gains and losses are included as net foreign exchange (gain) loss. For U.S. dollar call options that qualify for hedge accounting treatment, gains and losses are included in cost of products sold at the time the products are sold.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires the recognition of the fair value of derivatives as either assets or liabilities. The statement is effective for fiscal years beginning after June 15, 1999. Adoption of the provisions of this statement will not have a material effect on the financial statements of the Company.

                         Abbott Laboratories and Subsidiaries

     The gross unrealized holding gains (losses) on current held-to-maturity investment securities and those maturing after one year totaled $3.7 million and $(9.6) million, respectively, at December 31, 1998; $4.1 million and $(10.2) million, respectively, at December 31, 1997; and $4.2 million and $(11.0) million, respectively, at December 31, 1996. The gross unrealized holding gains (losses) on available-for-sale marketable equity securities, classified as deferred charges and other assets, totaled $61.7 million and $(6.7) million, respectively, at December 31, 1998. The gross unrealized holding gains on available-for-sale marketable equity securities were $54.0 million and $51.0 million, respectively, at December 31, 1997 and 1996.

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

                                                                                                   (millions of dollars)
                                                          1998                     1997                     1996
                                                 -----------------------------------------------------------------------
                                                 Carrying         Fair    Carrying         Fair    Carrying         Fair
                                                   Value         Value      Value         Value      Value         Value
                                                 ---------------------    ---------------------    ---------------------
Investment Securities:
    Current. . . . . . . . . . . . . . . . .    $    75.1    $    75.7      $ 29.0       $ 29.1      $ 12.9       $ 12.7
    Maturing after One Year. . . . . . . . .        783.8        777.3       631.0        624.8       665.6        659.0

Total Long-Term Debt . . . . . . . . . . . .     (1,340.8)    (1,400.9)     (940.6)      (946.0)     (935.2)      (917.0)

Foreign Currency Forward
  Exchange Contracts:
    (Payable) position . . . . . . . . . . .        (14.2)       (14.2)       (6.2)        (6.2)      (10.9)       (10.9)
    Receivable position. . . . . . . . . . .         21.7         21.7        24.1         24.1        18.6         18.6

Foreign Currency Option Contracts. . . . . .         14.4          3.6        14.8         15.3         2.8          1.6


                         Abbott Laboratories and Subsidiaries

Note 7 - Common Stock Split

On February 13, 1998, the Board of Directors approved a two-for-one stock split. Shareholders of record on May 1, 1998, were issued an additional share of the Company's common stock on May 29, 1998, for each share owned on the record date. All common shares and per share data in the consolidated financial statements and notes have been adjusted to reflect the stock split.

                         Abbott Laboratories and Subsidiaries

Note 8 - Incentive Stock Program

The 1996 Incentive Stock Program authorizes the granting of stock options, replacement stock options, stock appreciation rights, limited stock appreciation rights, restricted stock awards, performance units, and foreign qualified benefits. Stock options, replacement stock options, limited stock appreciation rights, restricted stock awards, and foreign qualified benefits have been granted and are currently outstanding under this program and prior programs. The purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant and the maximum term of an option is ten years. Options granted in 1998, 1997, and 1996 vest equally over three years except for replacement options which generally vest in six months.

     Limited stock appreciation rights have been granted to certain holders of stock options and can be exercised, by surrendering the related stock options, only upon a change in control of the Company. At December 31, 1998, 7,319,089 options, with a weighted average exercise price of $25.10 per share, were subject to limited stock appreciation rights. Upon a change in control of the Company, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards are deemed satisfied.

     At January 1, 1999, 23,244,070 shares were reserved for future grants under the 1996 Program. Subsequent to year end, the Board of Directors granted approximately 13.3 million stock options from this reserve. Data with respect to stock options under the 1996 Program and prior programs are as follows:

                               OPTIONS OUTSTANDING           EXERCISABLE OPTIONS
                               -------------------           -------------------
                                          Weighted                      Weighted
                                           Average                       Average
                                          Exercise                      Exercise
                          Shares            Price        Shares           Price
                        -----------       --------    -----------       --------
January 1, 1996          59,001,574         $13.91
Granted                  12,243,128          21.98
Exercised               (10,207,402)         10.19
Lapsed                     (563,110)         20.20
                        -----------         ------
December 31, 1996        60,474,190          16.11     39,914,828         $13.75
                                                      -----------         ------
                                                      -----------         ------
Granted                  14,203,498          29.72
Exercised               (15,268,426)         11.37
Lapsed                     (753,016)         24.18
                        -----------         ------
December 31, 1997        58,656,246          20.54     33,544,332          16.56
                                                      -----------         ------
                                                      -----------         ------
Granted                  17,894,254          37.92
Exercised               (13,641,871)         18.30
Lapsed                     (949,032)         31.21
                        -----------         ------
December 31, 1998        61,959,597         $25.89     35,018,732         $20.23
                        -----------         ------    -----------         ------
                        -----------         ------    -----------         ------

                         Abbott Laboratories and Subsidiaries

                                  Options Outstanding       Exercisable Options
                                  at December 31, 1998      at December 31, 1998
                                ------------------------    --------------------
                                  Weighted      Weighted                Weighted
                                  Average       Average                 Average
  Range of                       Remaining      Exercise                Exercise
  Exercise Prices     Shares    Life (Years)     Price        Shares     Price
-----------------   ----------  ------------    --------    ----------  --------
    $  6 to $21     23,408,676       4.2         $16.47     23,376,410   $16.47
      22 to  36     22,423,247       7.8          26.88     10,647,080    26.82
      37 to  50     16,127,674       9.2          38.17        995,242    38.04
                    ----------       ---         ------     ----------   ------

    $  6 to $50     61,959,597       6.8         $25.89     35,018,732   $20.23
                    ----------       ---         ------     ----------   ------
                    ----------       ---         ------     ----------   ------

The Company measures compensation cost using the intrinsic value-based method of accounting. Had compensation cost been determined using the fair market value-based accounting method for options granted since 1995, pro forma net income for 1998, 1997, and 1996 would have been $2.243 billion, $2.030 billion and $1.845 billion, respectively, and pro forma basic earnings per common share for 1998, 1997 and 1996 would have been $1.47, $1.32 and $1.18, respectively. The weighted average fair value of an option granted in 1998, 1997 and 1996, was $10.31, $8.21 and $5.82, respectively. For purposes of fair market value disclosures, the fair market value of an option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

                                                1998         1997        1996
                                                ----         ----        ----
Risk-Free Interest Rate. . . . . . . . .        5.50%        6.00%       5.25%
Average Life of Options (years). . . . .         5.6          5.2         5.2
Volatility . . . . . . . . . . . . . . .        23.0%        25.0%       25.0%
Dividend Yield . . . . . . . . . . . . .         1.6%         1.9%        1.9%


                         Abbott Laboratories and Subsidiaries

Note 9 - Debt and Lines of Credit
(dollars in thousands)

The following is a summary of long-term debt at December 31:

                                             1998          1997        1996
                                          ----------     --------    --------
6.5% debentures, due 2001. . . . . . . .  $  250,000     $250,000    $250,000
5.6% debentures, due 2003. . . . . . . .     200,000      200,000     200,000
6.8% debentures, due 2005. . . . . . . .     150,000      150,000     150,000
6.4% debentures, due 2006. . . . . . . .     250,000      250,000     250,000
6.0% debentures, due 2008. . . . . . . .     200,000            -           -
5.4% debentures, due 2008. . . . . . . .     200,000            -           -
Other. . . . . . . . . . . . . . . . . .      89,694       87,983      82,898
                                          ----------     --------    --------
Total, net of current maturities . . . .  $1,339,694     $937,983    $932,898
                                          ----------     --------    --------
                                          ----------     --------    --------

Payments required on long-term debt outstanding at December 31, 1998 are $1,125 in 1999, $9,926 in 2000, $250,926 in 2001, $1,351 in 2002, and $201,280 in 2003.

     At December 31, 1998, the Company had $2,505,000 of unused domestic lines of credit which support domestic commercial paper borrowing arrangements. Related compensating balances, which are subject to withdrawal by the Company at its option, and commitment fees are not material. The Company's weighted average interest rate on short-term borrowings was 5.5%, 6.0%, and 5.8% at December 31, 1998, 1997, and 1996, respectively.

     The Company may issue up to $750,000 of senior debt securities in the future under a registration statement filed with the Securities and Exchange Commission in 1998.

                         Abbott Laboratories and Subsidiaries

Note 10 - Investment in Equity Method Investments
(dollars in millions)

The Company's 50 percent owned joint venture, TAP Holdings Inc. (TAP), is accounted for under the equity method of accounting. The Company's share of TAP's income was $266, $189, and $130 in 1998, 1997, and 1996, respectively. The investment in TAP is included in deferred charges and other assets and was $368, $311, and $185 at December 31, 1998, 1997, and 1996, respectively.
Dividends received from TAP were $209, $63, and $20 in 1998, 1997, and 1996, respectively. Summarized financial information for TAP is as follows:


                                                   Year Ended December 31
                                             ---------------------------------
                                              1998         1997        1996
                                            --------     --------    --------
Net Sales. . . . . . . . . . . . . . . .    $2,062.7     $1,565.8    $1,128.6
Cost of products sold. . . . . . . . . .       426.5        321.1       270.6
Income before income taxes . . . . . . .       836.3        612.4       426.7
Net income . . . . . . . . . . . . . . .       532.7        379.0       259.4


                                                         December 31
                                             ---------------------------------
                                              1998         1997        1996
                                            --------     --------    --------
Current assets . . . . . . . . . . . . .    $1,088.8      $ 727.5     $ 439.0
Total assets . . . . . . . . . . . . . .     1,251.1        847.9       577.1
Current liabilities. . . . . . . . . . .       514.2        223.2       198.5


Undistributed earnings of investments accounted for under the equity method amounted to $345 as of December 31, 1998.

                         Abbott Laboratories and Subsidiaries

Note 11 - Quarterly Results (Unaudited)
(dollars in millions except per share data)

                                              1998         1997        1996
                                            --------     --------    --------
FIRST QUARTER
Net Sales. . . . . . . . . . . . . . . .    $3,044.9     $2,999.8    $2,672.2
Gross Profit . . . . . . . . . . . . . .     1,764.9      1,672.5     1,516.0
Net Earnings . . . . . . . . . . . . . .       589.6        534.8       480.1
Basic Earnings Per Common Share. . . . .         .39          .34         .30
Diluted Earnings Per Common Share. . . .         .38          .34         .30

SECOND QUARTER
Net Sales. . . . . . . . . . . . . . . .    $3,066.8     $2,900.4    $2,699.2
Gross Profit . . . . . . . . . . . . . .     1,769.0      1,683.4     1,555.3
Net Earnings . . . . . . . . . . . . . .       585.6        521.5       470.4
Basic Earnings Per Common Share. . . . .         .38          .34         .30
Diluted Earnings Per Common Share. . . .         .38          .33         .30

THIRD QUARTER
Net Sales. . . . . . . . . . . . . . . .    $3,035.8     $2,865.2    $2,646.2
Gross Profit . . . . . . . . . . . . . .     1,660.8      1,623.3     1,468.9
Net Earnings . . . . . . . . . . . . . .       531.7        471.5       420.9
Basic Earnings Per Common Share. . . . .         .35          .31         .27
Diluted Earnings Per Common Share. . . .         .34          .30         .26

FOURTH QUARTER
Net Sales. . . . . . . . . . . . . . . .    $3,330.3     $3,118.1    $2,995.9
Gross Profit . . . . . . . . . . . . . .     1,888.7      1,858.6     1,741.3
Net Earnings . . . . . . . . . . . . . .       626.3        566.7       510.6
Basic Earnings Per Common Share. . . . .         .41          .37         .33
Diluted Earnings Per Common Share. . . .         .41          .37         .33


                         Abbott Laboratories and Subsidiaries

Note 12 - Business Acquisitions

In 1998, the Company acquired the common stock of International Murex Technologies Corporation, a manufacturer of medical diagnostic products, for approximately $234 million in cash. A substantial portion of the purchase price was allocated to goodwill, which will be amortized on a straight-line basis over 20 years. In 1997, the Company acquired certain parenteral products businesses of Sanofi Pharmaceuticals, Inc., for approximately $200 million in cash. A substantial portion of the purchase price was allocated to goodwill, which will be amortized on a straight-line basis over 15 years. In 1996, the Company acquired all of the outstanding shares of MediSense, Inc., a manufacturer of blood glucose self-testing products, for approximately $867 million in cash. Goodwill of approximately $219 million will be amortized on a straight-line basis over 32 years and other intangible assets of $635 million, including trade names, patient base and acquired technology, will be amortized on a straight-line basis over approximately 30 years. Purchased in-process research and development of $37 million was charged against earnings. Had these acquisitions taken place on January 1 of the previous years, consolidated sales and income would not have been significantly different from reported amounts.

     The Company currently owns 76 percent of the capital stock of a Japanese subsidiary. In 1998, the Japanese subsidiary converted the common stock of the minority interest shareholder into non-voting, non-participating cumulative preferred stock. Pursuant to an agreement with the minority interest shareholder, the Company will purchase this preferred stock over an eight-year period beginning in 1999 for approximately $115 million. In 1998 and 1997, the Company purchased six percent of the subsidiary's common stock for approximately $30 million. Goodwill of $110 million resulting from these transactions will be amortized on a straight-line basis over 40 years.

                         Abbott Laboratories and Subsidiaries

Note 13 - Segment and Geographic Area Information
(dollars in millions)

REVENUE SEGMENTS - The Company's principal business is the discovery, development, manufacture and sale of a broad line of health care products and services. The Company's products are generally sold directly to retailers, wholesalers, hospitals, health care facilities, laboratories, physicians' offices and government agencies throughout the world. The Company's products are sold through six revenue segments as follows:

     PHARMACEUTICAL PRODUCTS - U.S. sales of a broad line of pharmaceuticals.

     DIAGNOSTIC PRODUCTS - Worldwide sales of diagnostic systems for blood banks, hospitals, consumers, commercial laboratories and alternate-care testing sites.

     HOSPITAL PRODUCTS - U.S. sales of intravenous and irrigation fluids and related administration equipment, drugs and drug delivery systems, anesthetics, critical care products and other medical specialty products for hospitals and alternate-care sites.

     ROSS PRODUCTS - U.S. sales of a broad line of adult and pediatric nutritional products, pediatric pharmaceuticals and consumer products.

     INTERNATIONAL - Non-U.S. sales of all the Company's pharmaceutical, hospital and nutritional products. Products sold by International are manufactured by domestic segments and by international manufacturing locations.

     CHEMICAL & AGRICULTURAL PRODUCTS - Worldwide sales of chemicals and agricultural products for crop protection, forestry and animal health and a supplier of bulk drugs for the Pharmaceutical Products, Hospital Products, and International segments.

     The Company's underlying accounting records are maintained on a legal entity basis for government and public reporting requirements. Segment disclosures are on a performance basis consistent with internal management reporting. Intersegment transfers of inventory are recorded at standard cost and are not a measure of segment operating earnings. The cost of some corporate functions and the cost of certain employee benefits are sold to segments at predetermined rates which approximate cost. Remaining costs, if any, are not allocated to revenue segments. The following segment information has been prepared in accordance with the internal accounting policies of the Company, as described above, and may not be presented in accordance with generally accepted accounting principles.

                         Abbott Laboratories and Subsidiaries

Note 13 - Segment and Geographic Area Information
(dollars in millions)
(continued)

                                    Net Sales to                   Operating                    Depreciation
                                 External Customers                 Earnings                  and Amortization
                            ---------------------------    --------------------------    --------------------------
                              1998      1997      1996      1998      1997      1996       1998      1997      1996
                             ------    ------    ------    ------    ------    ------    ------    ------    ------
Pharmaceutical . . . . .    $ 2,601   $ 2,475   $ 2,058    $1,402    $1,242    $  970      $ 40      $ 37      $ 31
Diagnostics (a)(b) . . .      2,790     2,613     2,571       448       433       493       245       234       203
Hospital (c) . . . . . .      1,890     1,689     1,476       369       277       230       119       109       101
Ross . . . . . . . . . .      1,820     1,850     1,898       540       528       597        72        68        64
International (a). . . .      3,001     2,912     2,736       605       637       596        98        97        91
Chemical & Agricultural.        352       332       278       117       111        72        66        63        57
                            -------   -------   -------    ------    ------    ------      ----      ----      ----
Total Segments . . . . .     12,454    11,871    11,017    $3,481    $3,228    $2,958      $640      $608      $547
                                                           ------    ------    ------      ----      ----      ----
                                                           ------    ------    ------      ----      ----      ----
Other. . . . . . . . . .         24        12       (4)
Net Sales. . . . . . . .    $12,478   $11,883   $11,013
                            -------   -------   -------
                            -------   -------   -------


                                   Additions to
                                 Long-Term Assets                 Total Assets
                             --------------------------   ---------------------------
                              1998      1997      1996      1998      1997       1996
                             ------    ------    ------    ------    ------    ------
Pharmaceutical . . . . .     $   54    $   53    $   49   $ 1,315    $1,362    $1,237
Diagnostics (a)(b) . . .        541       391     1,049     3,480     3,006     3,040
Hospital (c) . . . . . .        157       295       172     1,563     1,522     1,262
Ross . . . . . . . . . .         65        85       102       919       935       954
International (a). . . .        309       150       147     2,504     2,140     2,093
Chemical & Agricultural.         60        83        94       368       379       343
                             ------    ------    ------   -------    ------    ------
Total Segments . . . . .     $1,186    $1,057    $1,613   $10,149    $9,344    $8,929
                             ------    ------    ------   -------    ------    ------
                             ------    ------    ------   -------    ------    ------
Other. . . . . . . . . .
Net Sales. . . . . . . .


(a) Net sales and operating earnings were unfavorably affected by the relatively stronger U.S. dollar in 1998, 1997 and 1996.
(b) In 1998 and 1996 the Company acquired the common stock of International Murex Technologies Corporation and MediSense, Inc., respectively.
(c) In 1997, the Company acquired certain parenteral products businesses of Sanofi Pharmaceuticals, Inc.

                                               1998         1997        1996
                                               -----        -----       -----
Total Segment Operating Earnings . . . .      $3,481       $3,228      $2,958
Corporate and service functions. . . . .         145          153         118
Benefit plans costs. . . . . . . . . . .          94          113          92
Net interest expense . . . . . . . . . .         104           87          51
Income from TAP Holdings Inc . . . . . .        (266)        (189)       (130)
Net foreign exchange (gain) loss . . . .          31          (9)          22
Other expenses, net. . . . . . . . . . .         132          123         135
                                             -------      -------     -------
Consolidated Earnings Before Taxes . . .      $3,241       $2,950      $2,670
                                             -------      -------     -------
                                             -------      -------     -------

Total Segment Assets . . . . . . . . . .     $10,149       $9,344      $8,929
Cash and investments . . . . . . . . . .       1,167          890         789
Investment in TAP Holdings Inc.. . . . .         368          311         185
Prepaid income taxes . . . . . . . . . .         847          801         708
All other, net . . . . . . . . . . . . .         685          715         515
                                             -------      -------     -------
Total Assets . . . . . . . . . . . . . .     $13,216      $12,061     $11,126
                                             -------      -------     -------
                                             -------      -------     -------

                         Abbott Laboratories and Subsidiaries

Note 13 - Segment and Geographic Area Information
(dollars in millions)
(continued)

                                     Net Sales to
                                  External Customers             Long-Term Assets
                            ---------------------------   ---------------------------
                              1998      1997      1996      1998      1997      1996
                              ----      ----      ----      ----      ----      ----
United States. . . . . .    $ 7,919   $ 7,472   $ 6,786   $ 6,424   $ 5,946   $ 5,583
Japan. . . . . . . . . .        528       586       603       133       121       128
Germany. . . . . . . . .        446       438       428       186       167       171
Canada . . . . . . . . .        345       329       315        64        44        46
Italy. . . . . . . . . .        328       305       316       106        91        92
All Other Countries. . .      2,912     2,753     2,565       750       654       625
                            -------   -------   -------   -------   -------   -------
Consolidated . . . . . .    $12,478   $11,883   $11,013   $ 7,663   $ 7,023   $ 6,645
                            -------   -------   -------   -------   -------   -------
                            -------   -------   -------   -------   -------   -------


The classes of products which contributed at least 10 percent to consolidated net sales in at least one of the last three years were:

                               1998      1997      1996
                               ----      ----      ----
Anti-Infectives. . . . .     $1,415    $1,510    $1,407
Adult Nutritionals . . .      1,257     1,240     1,226
Infant Formula . . . . .      1,132     1,166     1,153


                         Abbott Laboratories and Subsidiaries

Note 14 - Litigation and Environmental Matters

The Company is involved in various claims and legal proceedings including numerous antitrust suits and investigations in connection with the pricing of prescription pharmaceuticals. These suits and investigations allege that various pharmaceutical manufacturers have conspired to fix prices for prescription pharmaceuticals and/or to discriminate in pricing to retail pharmacies by providing discounts to mail-order pharmacies, institutional pharmacies and HMOs in violation of state and federal antitrust laws. The suits have been brought on behalf of individuals and retail pharmacies and name both the Company and certain other pharmaceutical manufacturers and pharmaceutical wholesalers and at least one mail-order pharmacy company as defendants. The cases seek treble damages, civil penalties, injunctive and other relief. During 1998, settlements were reached in the federal class action lawsuit, whereby the Company paid $57 million, and thirteen other separate actions. The Company has filed or intends to file a response to each of the remaining complaints denying all substantive allegations.

     In addition, the Company has been identified as a potentially responsible party for investigation and cleanup costs at a number of locations in the United States and Puerto Rico under federal and state remediation laws and is investigating potential contamination at a number of Company-owned locations.

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

                         Abbott Laboratories and Subsidiaries

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Abbott Laboratories:

     We have audited the accompanying consolidated balance sheet of Abbott Laboratories (an Illinois corporation) and Subsidiaries as of December 31, 1998, 1997, and 1996, and the related consolidated statements of earnings, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abbott Laboratories and Subsidiaries as of December 31, 1998, 1997, and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Chicago, Illinois                                      Arthur Andersen LLP
January 14, 1999



                          AUDIT COMMITTEE CHAIRMAN'S REPORT

The Audit Committee of the Board of Directors is composed of six non-employee directors. The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Committee held two meetings during 1998. In fulfilling its responsibility, the Committee recommended to the Board of Directors, subject to shareholder approval, the selection of the Company's independent public accountants. The Audit Committee discussed with the internal auditors and the independent public accountants the overall scope and specific plans for their respective audits. The Committee also discussed the Company's consolidated financial statements and the adequacy of the Company's internal controls. During the Audit Committee meetings, the Committee met with the internal auditors and independent public accountants, without management present, to discuss the results of their audits, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The meetings also were designed to facilitate any private communication with the Committee desired by the internal auditors or independent public accountants.


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




Miles D. White
Chief Executive Officer



Gary P. Coughlan
Senior Vice President, Finance and Chief Financial Officer



Theodore A. Olson
Vice President and Controller

                         Abbott Laboratories and Subsidiaries

                      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
                                     (Unaudited)


INTEREST RATE SENSITIVE FINANCIAL INSTRUMENTS

The Company does not currently use derivative financial instruments, such as interest rate swaps, to manage its exposure to changes in interest rates for its debt instruments and investment securities. As of December 31, 1998 and 1997, the Company had $1.7 billion of domestic commercial paper outstanding with an average interest rate of 5.4% and 6.0%, respectively, and with an average remaining life of 9 days and 11 days, respectively. The fair market value of long-term debt at December 31, 1998 and 1997 amounted to $1.4 billion and $946 million, respectively, and consisted primarily of fixed rate (average of 6.1% and 6.3%, respectively) debt with maturities through 2023. As of December 31, 1998 and 1997, the fair market value of current and long-term investment securities maturing through 2023 amounted to $853 million and $654 million, respectively. Approximately 19 percent and 33 percent of these investments as of December 31, 1998 and 1997, respectively, have fixed interest rates (average of 7.1% and 7.5%, respectively), while the remaining investments have variable rates. A hypothetical 100-basis point change in the interest rates would not have a material effect on cash flows, income or market values.

MARKET PRICE SENSITIVE FINANCIAL INSTRUMENTS

The Company maintains a portfolio of available-for-sale marketable equity securities from strategic technology acquisitions which are included in deferred charges and other assets. The market value of these investments was approximately $98 million and $83 million, respectively, as of December 31, 1998 and 1997. A hypothetical 20 percent decrease in the share prices of these investments would decrease the fair value by approximately $20 million.

FOREIGN CURRENCY SENSITIVE FINANCIAL INSTRUMENTS --

PURCHASED U.S. DOLLAR CALL OPTIONS

The Company's foreign subsidiaries purchase U.S. dollar call options as a hedge of anticipated intercompany purchases by these foreign subsidiaries whose functional currency, primarily European currencies and Japanese yen, is not the U.S. dollar. At December 31, 1998 and 1997, the Company held $406 million and $461 million, respectively, of these contracts. Unamortized premiums for these contracts amounted to $14 million as of December 31, 1998, which represents the maximum potential loss exposure.

FOREIGN CURRENCY FORWARD EXCHANGE CONTRACTS

The Company enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated intercompany loans and trade payables and third-party trade payables and receivables. The contracts are marked to market and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being hedged. At December 31, 1998 and 1997, the Company held $1.6 billion and $1.3 billion, respectively, of such contracts which all mature in the next calendar year. The following table reflects the contracts outstanding at December 31, 1998 and 1997:

                         Abbott Laboratories and Subsidiaries

                                     (Unaudited)


(dollars in millions)

                                                                               1998                          1997
                                                                   ----------------------------  ----------------------------
                                                                              Average  Fair and             Average  Fair and
                                                                   Contract  Exchange  Carrying  Contract  Exchange  Carrying
                                                                    Amount     Rate      Value    Amount      Rate     Value
                                                                    ------     ----      -----    ------      ----     -----
RECEIVE U.S. DOLLARS IN EXCHANGE FOR THE FOLLOWING CURRENCIES:
German Deutsche Mark . . . . . . . . . . . . . . . . . . . . . .     $  299      1.67     $ 1.9    $  304      1.75     $ 1.9
Spanish Peseta . . . . . . . . . . . . . . . . . . . . . . . . .        172     140.6       4.3       151     146.3       3.0
Japanese Yen . . . . . . . . . . . . . . . . . . . . . . . . . .        137     120.0       3.2       122     122.8       3.7
Dutch Guilder. . . . . . . . . . . . . . . . . . . . . . . . . .        133      1.88       2.1       106      1.98       0.5
British Pound. . . . . . . . . . . . . . . . . . . . . . . . . .        160       0.6       0.3        70       0.6       2.1
Italian Lira . . . . . . . . . . . . . . . . . . . . . . . . . .         86     1,654       1.1        59     1,713       0.5
French Franc . . . . . . . . . . . . . . . . . . . . . . . . . .         39       5.6       0.6        33       5.8       0.5
Canadian Dollar. . . . . . . . . . . . . . . . . . . . . . . . .         38      1.54     (0.3)        30      1.41       0.1
Australian Dollar. . . . . . . . . . . . . . . . . . . . . . . .         36      1.60       0.0        24      1.44       0.4
Brazilian Real . . . . . . . . . . . . . . . . . . . . . . . . .         25      1.30     (0.5)        22      1.04     (0.2)
Taiwan Dollar. . . . . . . . . . . . . . . . . . . . . . . . . .         30      34.0     (0.6)        18      30.4       1.0
Hong Kong Dollar . . . . . . . . . . . . . . . . . . . . . . . .          3      7.88       0.0        13      7.73     (0.1)
Irish Punt . . . . . . . . . . . . . . . . . . . . . . . . . . .         33      0.67     (0.3)        12      0.67     (0.1)
All other currencies . . . . . . . . . . . . . . . . . . . . . .        148       N/A     (1.8)       128       N/A       3.9
                                                                      -----               -----     -----               -----
                                                                      1,339                10.0     1,092                17.2

RECEIVE DUTCH GUILDERS IN EXCHANGE FOR THE FOLLOWING CURRENCIES:
British Pound. . . . . . . . . . . . . . . . . . . . . . . . . .         92      0.32     (1.4)        74      0.31     (1.2)
French Franc . . . . . . . . . . . . . . . . . . . . . . . . . .         28      2.98       0.0        32      2.97       0.0
Swiss Franc. . . . . . . . . . . . . . . . . . . . . . . . . . .         15      0.72     (0.2)        24      0.72       0.0
Portuguese Escudo. . . . . . . . . . . . . . . . . . . . . . . .         32      90.9       0.0        17      91.2       0.0
Irish Punt . . . . . . . . . . . . . . . . . . . . . . . . . . .         19      0.36       0.0        17      0.34       0.0
Japanese Yen . . . . . . . . . . . . . . . . . . . . . . . . . .         15      62.5       0.3        14      62.1       0.4
Taiwan Dollar. . . . . . . . . . . . . . . . . . . . . . . . . .          8      17.6     (0.3)         8      15.3       0.5
All other currencies . . . . . . . . . . . . . . . . . . . . . .         15       N/A     (0.3)        29       N/A       0.3
                                                                      -----               -----     -----               -----
                                                                        224               (1.9)       215                 0.0
All other. . . . . . . . . . . . . . . . . . . . . . . . . . . .          8       N/A     (0.6)         5       N/A       0.7
                                                                      -----               -----     -----               -----
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $1,571               $ 7.5    $1,312               $17.9
                                                                      -----               -----     -----               -----
                                                                      -----               -----     -----               -----

                         Abbott Laboratories and Subsidiaries

                                   FINANCIAL REVIEW


RESULTS OF OPERATIONS

SALES
The following table details the components of sales growth by segment for the last three years:

                                                                       Components of Change %
                                                 Total %         -----------------------------------
Total Net Sales                                  Change          Price         Volume       Exchange
                                                 ------          -----         ------       --------
     1998 vs. 1997                                  5.0            0.6            7.2           (2.8)
     1997 vs. 1996                                  7.9            0.5           10.4           (3.0)
     1996 vs. 1995                                 10.0            0.1           11.5           (1.6)

Total Domestic
     1998 vs. 1997                                  6.0            1.0            5.0              -
     1997 vs. 1996                                 10.0            0.8            9.2              -
     1996 vs. 1995                                 10.8            0.1           10.7              -

Total International
     1998 vs. 1997                                  3.4           (0.1)          10.7           (7.2)
     1997 vs. 1996                                  4.8              -           12.2           (7.4)
     1996 vs. 1995                                  8.8            0.2           12.4           (3.8)

Pharmaceutical Products Segment
     1998 vs. 1997                                  5.1            3.8            1.3              -
     1997 vs. 1996                                 20.3            3.4           16.9              -
     1996 vs. 1995                                 27.3            4.9           22.4              -

Diagnostic Products Segment
     1998 vs. 1997                                  6.8           (2.1)          12.9           (4.0)
     1997 vs. 1996                                  1.6           (0.6)           7.7           (5.5)
     1996 vs. 1995                                  7.1           (1.4)          10.8           (2.3)

Hospital Products Segment
     1998 vs. 1997                                 11.9           (1.5)          13.4              -
     1997 vs. 1996                                 14.4           (1.8)          16.2              -
     1996 vs. 1995                                  9.1           (2.1)          11.2              -

Ross Products Segment
     1998 vs. 1997                                 (1.6)           0.9           (2.5)             -
     1997 vs. 1996                                 (2.5)          (0.4)          (2.1)             -
     1996 vs. 1995                                  0.7           (0.3)           1.0              -

International Segment
     1998 vs. 1997                                  3.1            1.4            9.5           (7.8)
     1997 vs. 1996                                  6.4            0.4           12.8           (6.8)
     1996 vs. 1995                                  8.9            0.6           12.3           (4.0)




                         Abbott Laboratories and Subsidiaries

                             FINANCIAL REVIEW (CONTINUED)



Chemical & Agricultural Products Segment
     1998 vs. 1997                                  6.0           (0.7)           6.7              -
     1997 vs. 1996                                 19.6            0.2           19.4              -
     1996 vs. 1995                                 12.9            1.1           11.8              -



Sales of new products in 1998 are estimated to be $885 million, led by the Diagnostics, International and Hospital products segments. Increases, as disclosed in Note 13, in anti-infectives and infant formula sales in 1996 and 1997 and increases in adult nutritionals in 1996, 1997 and 1998 were primarily due to unit increases. Decreases in anti-infectives and infant formula sales in 1998 were due primarily to unit decreases.

     The Company holds patents on Hytrin in the United States and several major markets throughout the world. The Company is facing a number of patent challenges from generic manufacturers in the United States, and the ultimate outcome of this litigation cannot be predicted with certainty. However, the Company does not expect a generic form of Hytrin to become available before the end of the second quarter of 1999. The Company believes generic competition would adversely impact sales of Hytrin. In 1998, the Company recorded U.S. sales of Hytrin of $542 million.

     On July 27, 1998, the Company announced that it was experiencing manufacturing difficulties with the capsule formulation of its protease inhibitor Norvir. The manufacturing difficulties with Norvir will result in shortages and interruption of the supply of capsules. The Company is supplying Norvir liquid formulation to provide continued Norvir therapy for patients. In 1998, the Company recorded sales of Norvir of $250 million. The Company is unable to quantify the effect that the production problems will have on sales in future periods.

OPERATING EARNINGS
Gross profit margins (sales less cost of products sold, including freight and distribution expenses) were 56.8 percent of net sales in 1998, 57.5 percent in 1997, and 57.0 percent in 1996. The decrease in the gross profit margin in 1998 was caused by unfavorable product mix, primarily slower sales of pharmaceutical products, and the negative effect of a relatively stronger U.S. dollar. The increases in the gross profit margins in 1997 and 1996 were due primarily to favorable product mix, especially higher sales of pharmaceuticals, price and productivity improvements, partially offset by higher project expenses for new products, higher manufacturing capacity costs for anticipated unit growth, and the effects of inflation and competitive pricing pressures in some product lines. Gross profit margins in 1997 and 1996 were also unfavorably affected by the relatively stronger U.S. dollar. In the U.S., states receive price rebates from manufacturers of infant formula under the federally subsidized Special Supplemental Food Program for Women, Infants, and Children (WIC). There are also similar rebate programs for pharmaceutical products. These rebate programs continue to have a negative effect on the gross profit margins of the Ross and Pharmaceutical products segments.

     In late 1998, the U.S. Food and Drug Administration (FDA) suspended its approval of the release of production lots of the Company's pharmaceutical product Abbokinase due to Current Good Manufacturing Practice concerns raised by the FDA following inspections of the Company and its raw material supplier. In January 1999, after the Company revised the product's labeling to add additional warnings and the FDA issued a health care provider information sheet, the FDA released certain lots that were under its review. The FDA subsequently established new criteria for the release of additional lots. The Company is instituting changes to its procedures in response to the FDA. The Company cannot predict whether these changes will resolve FDA's concerns or the effect of this matter on future sales of Abbokinase. During 1998, Abbott sold approximately $277 million of Abbokinase, primarily in the United States.

                         Abbott Laboratories and Subsidiaries

     Research and development expense decreased to $1.2 billion in 1998 and represented 9.8 percent of net sales in 1998, compared to 11.0 percent of net sales in 1997, and 10.9 percent of net sales in 1996. The decrease in research and development expenses in 1998 was due, in part, to higher charges in 1997 for the acquisition of certain technologies in conjunction with business acquisitions and strategic alliances. Research and development expenditures continue to be concentrated on pharmaceutical and diagnostic products.

     Selling, general and administrative expenses increased 2.2 percent in 1998, net of the favorable effect of the relatively stronger U.S. dollar of
2.8 percent, compared to increases of 9.2 percent in 1997, and 10.3 percent in 1996. The net increases, exclusive of exchange impact, reflect inflation, additional selling and marketing support for new and existing products, and litigation charges.

INTEREST (INCOME) EXPENSE, NET
Net interest expense increased in 1998, 1997 and 1996 due primarily to a higher level of borrowings as a result of business acquisitions. As a result of the suspension of the common share purchase program, it is expected that the level of borrowings will decrease in 1999.

TAXES ON EARNINGS
The Company's effective income tax rates were 28.0 percent in 1998, 29.0 percent in 1997 and 29.5 percent in 1996. The tax rates for 1998 and 1997 were reduced primarily due to the extension of the research and development tax credit through June 30, 1999. In addition, all three years' tax rates were unfavorably impacted by the reduction in tax incentive grants for Puerto Rico operations.

                         Abbott Laboratories and Subsidiaries

FINANCIAL CONDITION

CASH FLOW
The Company expects positive cash flow from operating activities to continue to approximate or exceed the Company's capital expenditures and cash dividends.

DEBT AND CAPITAL
The Company has maintained its favorable bond ratings (AAA by Standard & Poor's Corporation and Aa1 by Moody's Investors Service) and continues to have readily available financial resources, including unused domestic lines of credit of $2.5 billion at December 31, 1998. These lines of credit support domestic commercial paper borrowing arrangements.

     The Company may issue up to $750 million of senior debt securities in the future under a registration statement filed with the Securities and Exchange Commission in 1998.

     During the last three years, the Company purchased 90,897,000 of its common shares at a cost of $2.7 billion. In December 1998, the Company suspended purchases of its common shares and currently has no plans to resume purchases in 1999.

FINANCIAL CONDITION
At December 31, 1998, 1997 and 1996 working capital was $591 million, $4 million and $137 million, respectively. The decrease in working capital in 1997 was partially due to increased short-term commercial paper borrowings which funded long-term asset acquisitions.

CAPITAL EXPENDITURES

Capital expenditures of $991 million in 1998, $1.0 billion in 1997 and $949 million in 1996 were principally for upgrading and expanding manufacturing, research and development and administrative support facilities in all segments and for laboratory instruments and hospital equipment placed with customers. This level of capital expenditures is expected to continue, with an increased proportion dedicated to the Hospital, International and Diagnostic products segments.

BUSINESS ACQUISITIONS

In 1998, the Company acquired the common stock of International Murex Technologies Corporation, a manufacturer of medical diagnostic products, for approximately $234 million in cash. A substantial portion of the purchase price was allocated to goodwill, which will be amortized on a straight-line basis over 20 years. In 1997, the Company acquired certain parenteral products businesses of Sanofi Pharmaceuticals, Inc., for approximately $200 million in cash. A substantial portion of the purchase price was allocated to goodwill, which will be amortized on a straight-line basis over 15 years. In 1996, the Company acquired all of the outstanding shares of MediSense, Inc., a manufacturer of blood glucose self-testing products, for approximately $867 million in cash. Goodwill of approximately $219 million will be amortized on a straight-line basis over 32 years and other intangible assets of $635 million, including trade names, patient base and acquired technology, will be amortized on a straight-line basis over approximately 30 years. Purchased in-process research and development of $37 million was charged against earnings. Had these acquisitions taken place on January 1 of the previous years, consolidated sales and income would not have been significantly different from reported amounts.

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

RECENTLY ISSUED ACCOUNTING STANDARD

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires the recognition of the fair value of derivatives as either assets or liabilities. The statement is effective for fiscal years beginning after June 15, 1999. Adoption of the provisions of this statement will not have a material effect on the financial statements of the Company.

YEAR 2000

The Year 2000 ("Y2K") issue results from the inability of some computer programs to identify the year 2000 properly, potentially leading to errors or system failure.

     The Company has organized its efforts to resolve the Y2K issue as follows: internal information systems; landlord and embedded systems; electronic products currently marketed or in the field; and suppliers providing products and services to the Company. Progress goals have been established in each area.

     Internal information systems were inventoried and assessed, and remediation started in 1992. Virtually all remediation has been completed. Eighty-one percent of testing has been completed and all testing is scheduled to be completed by mid-1999. Current progress is slightly better than plan.

     Landlord and embedded systems were inventoried and Y2K assessment completed by May 1998. The Company's goal is to resolve all critical systems by July 1999. Current progress is better than plan.

     The Company has assessed the ability of its medical electronic and software products to cope with the Y2K issue. Except for certain products distributed by Murex, customers may access the Company's assessment on the Company's Web site. For the recently acquired Murex product line, a referral source for customers to contact the manufacturer is provided on the Web site. Most of the Company's products are not affected by the Y2K issue. For those products requiring remediation, the Company's goal is to provide solutions by June 1999. Current progress is according to plan.

     Beginning in March 1998, key suppliers were requested to certify that they were Y2K compliant or, if not, to provide their plans to become compliant. Eighty-six percent of suppliers responded; 54 percent of those responding certified compliance currently and 46 percent forwarded action plans. Follow-up with all key suppliers is being conducted according to plan.

                         Abbott Laboratories and Subsidiaries

     Each of the above areas began developing business continuity plans during 1998, and will complete development of those plans by September 30, 1999.

     The most likely worst-case Y2K scenarios are subject to a wide range of speculation. However, the business continuity plans will assume Y2K failures are primarily third party, are intermittent, are of relatively short duration, or are localized at one site or region, primarily outside the United States.

     The Company's policy is to expense Y2K remediation costs as incurred. Y2K remediation costs from inception through the end of 1999 are expected to approximate $100 million, of which approximately one-third is expected to be spent in 1999.

EURO CONVERSION

On January 1, 1999, the European Economic and Monetary Union took effect and introduced the euro as the official single currency of the eleven participating member countries. On that date the currency exchange rates of the participating countries were fixed against the euro. There will be a three-year transition to the euro, and at the end of 2001, the legacy currencies will be eliminated. In 1997, the Company organized an internal cross-functional task force to address the euro issues and expects to be ready for the full conversion to the euro. Costs required to prepare for the euro are not material to the Company's financial position, results of operations or cash flows. The impact, if any, of the euro on the Company's competitive position is unknown.

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

                         Abbott Laboratories and Subsidiaries

                          SUMMARY OF SELECTED FINANCIAL DATA

                                Year Ended December 31

                     (dollars in millions except per share data)

                                                     1998         1997         1996        1995         1994
                                                   ---------    --------     --------    --------      -------
Summary of Operations:
Net Sales. . . . . . . . . . . . . . . . . . .    $ 12,477.8    11,883.5     11,013.5    10,012.2      9,156.0
Cost of products sold. . . . . . . . . . . . .    $  5,394.4     5,045.7      4,732.0     4,325.8      3,993.8
Research and development . . . . . . . . . . .    $  1,221.6     1,302.4      1,204.8     1,072.7        963.5
Selling, general and administrative. . . . . .    $  2,743.9     2,685.0      2,459.6     2,230.7      2,054.5
Operating earnings . . . . . . . . . . . . . .    $  3,117.9     2,850.4      2,617.1     2,382.9      2,144.2
Interest expense . . . . . . . . . . . . . . .    $    159.8       134.6         95.4        69.5         49.7
Interest income. . . . . . . . . . . . . . . .    $    (55.7)      (47.7)       (44.5)      (51.8)       (36.9)
Other (income) expense, net. . . . . . . . . .    $   (226.8)     (186.3)      (103.4)      (30.2)       (35.3)
Earnings before taxes. . . . . . . . . . . . .    $  3,240.6     2,949.9      2,669.6     2,395.3      2,166.7
Taxes on earnings. . . . . . . . . . . . . . .    $    907.4       855.5        787.5       706.6        650.0
Net earnings . . . . . . . . . . . . . . . . .    $  2,333.2     2,094.5      1,882.0     1,688.7      1,516.7
Basic earnings per common share. . . . . . . .    $     1.53        1.36         1.20        1.06          .93
Diluted earnings per common share. . . . . . .    $     1.51        1.34         1.19        1.05          .92

Financial Position:
Working capital. . . . . . . . . . . . . . . .    $    591.0         3.7        137.2       436.4        400.5
Investment securities maturing after one year.    $    783.8       631.0        665.6       422.5        316.2
Net property and equipment . . . . . . . . . .    $  4,738.8     4,569.7      4,461.5     4,249.5      3,920.9
Total assets . . . . . . . . . . . . . . . . .    $ 13,216.2    12,061.1     11,125.6     9,412.6      8,523.7
Long-term debt . . . . . . . . . . . . . . . .    $  1,339.7       938.0        932.9       435.2        287.1
Shareholders' investment.. . . . . . . . . . .    $  5,713.7     4,998.7      4,820.2     4,396.8      4,049.4
Return on shareholders' investment . . . . . .    %     43.6        42.7         40.8        40.0         39.3
Book value per share . . . . . . . . . . . . .    $     3.77        3.27         3.11        2.79         2.52

Other Statistics:
Gross profit margin. . . . . . . . . . . . . .    %     56.8        57.5         57.0        56.8         56.4
Research and development to net sales. . . . .    %      9.8        11.0         10.9        10.7         10.5
Net cash from operating activities . . . . . .    $  2,732.9     2,628.8      2,382.1     1,965.6      2,212.1
Capital expenditures . . . . . . . . . . . . .    $    990.6     1,007.3        949.0       947.0        929.5
Cash dividends declared per common share . . .    $      .60         .54          .48         .42          .38
Common shares outstanding (in thousands) . . .     1,516,063   1,528,188    1,548,898   1,574,614    1,606,560
Number of common shareholders. . . . . . . . .       107,209     102,981       99,513      89,831       86,324
Number of employees. . . . . . . . . . . . . .        56,236      54,487       52,817      50,241       49,464
Sales per employee (in dollars). . . . . . . .    $  221,884     218,097      208,521     199,283      185,105
Market price per share-high. . . . . . . . . .    $  50 1/16      34 5/8     28 11/16      22 3/8           17
Market price per share-low . . . . . . . . . .    $   32 1/2      24 7/8      19 1/16     15 5/16     12 11/16
Market price per share-close . . . . . . . . .    $       49      32 3/4       25 3/8    20 13/16      16 5/16


                         Abbott Laboratories and Subsidiaries

                                Year Ended December 31

                     (dollars in millions except per share data)

                                                     1993         1992         1991        1990         1989
                                                   ---------     -------      -------     -------      -------
Summary of Operations:
Net Sales. . . . . . . . . . . . . . . . . . .    $  8,407.8     7,851.9      6,876.6     6,158.7      5,379.8
Cost of products sold. . . . . . . . . . . . .    $  3,684.7     3,505.3      3,140.0     2,910.1      2,556.7
Research and development . . . . . . . . . . .    $    881.0       772.4        666.3       567.0        501.8
Selling, general and administrative. . . . . .    $  1,988.2     1,833.2      1,513.3     1,275.6      1,100.2
Operating earnings . . . . . . . . . . . . . .    $  1,924.0     1,526.0      1,557.0     1,406.0      1,221.1
Interest expense . . . . . . . . . . . . . . .    $     54.3        53.0         63.8        91.4         74.4
Interest income. . . . . . . . . . . . . . . .    $    (37.8)      (42.3)       (45.1)      (51.6)       (73.8)
Other (income) expense, net. . . . . . . . . .    $    (35.7)       48.5         (5.9)       15.5         26.3
Earnings before taxes. . . . . . . . . . . . .    $  1,943.2     1,738.8      1,544.2     1,350.7      1,194.2
Taxes on earnings. . . . . . . . . . . . . . .    $    544.1       499.7        455.5       384.9        334.4
Net earnings . . . . . . . . . . . . . . . . .    $  1,399.1     1,239.1      1,088.7       965.8        859.8
Basic earnings per common share. . . . . . . .    $      .84         .73          .64         .56          .48
Diluted earnings per common share. . . . . . .    $      .84         .73          .63         .55          .47

Financial Position:
Working capital. . . . . . . . . . . . . . . .    $    490.6       449.2        661.7       460.0        719.2
Investment securities maturing after one year.    $    221.8       270.6        340.2       314.0        300.0
Net property and equipment . . . . . . . . . .    $  3,511.0     3,099.2      2,662.1     2,375.8      2,090.2
Total assets . . . . . . . . . . . . . . . . .    $  7,688.6     6,941.2      6,255.3     5,563.2      4,851.6
Long-term debt . . . . . . . . . . . . . . . .    $    306.8       110.0        125.1       134.8        146.7
Shareholders' investment . . . . . . . . . . .    $  3,674.9     3,347.6      3,203.0     2,833.6      2,726.4
Return on shareholders' investment . . . . . .    %     39.8        37.8         36.1        34.7         33.1
Book value per share . . . . . . . . . . . . .    $     2.24        2.00         1.88        1.65         1.54

Other Statistics:
Gross profit margin. . . . . . . . . . . . . .    %     56.2        55.4         54.3        52.7         52.5
Research and development to net sales. . . . .    %     10.5         9.8          9.7         9.2          9.3
Net cash from operating activities . . . . . .    $  1,846.9     1,388.8      1,453.2     1,200.9        959.9
Capital expenditures . . . . . . . . . . . . .    $    952.7     1,007.2        732.8       629.5        501.5
Cash dividends declared per common share . . .    $      .34         .30          .25         .21          .17
Common shares outstanding (in thousands) . . .     1,642,260   1,672,104    1,701,060   1,716,564    1,769,916
Number of common shareholders. . . . . . . . .        82,947      75,703       56,541      49,827       45,361
Number of employees. . . . . . . . . . . . . .        49,659      48,118       45,694      43,770       40,929
Sales per employee (in dollars). . . . . . . .    $  169,312     163,180      150,492     140,706      131,441
Market price per share-high. . . . . . . . . .    $  15 7/16     17 1/16       17 3/8     11 9/16      8 13/16
Market price per share-low . . . . . . . . . .    $  11 5/16     13 1/16      9 13/16     7 13/16        5 3/4
Market price per share-close . . . . . . . . .    $ 14 13/16     15 3/16      17 3/16      11 1/4        8 1/2


                         Abbott Laboratories and Subsidiaries

                                Year Ended December 31

                     (dollars in millions except per share data)

                                                               1988
                                                            ----------
Summary of Operations:
Net Sales. . . . . . . . . . . . . . . . . . . . . . .      $  4,937.0
Cost of products sold. . . . . . . . . . . . . . . . .      $  2,353.2
Research and development . . . . . . . . . . . . . . .      $    454.6
Selling, general and administrative. . . . . . . . . .      $  1,027.2
Operating earnings . . . . . . . . . . . . . . . . . .      $  1,102.0
Interest expense . . . . . . . . . . . . . . . . . . .      $     85.0
Interest income. . . . . . . . . . . . . . . . . . . .      $    (69.4)
Other (income) expense, net. . . . . . . . . . . . . .      $     30.9
Earnings before taxes. . . . . . . . . . . . . . . . .      $  1,055.5
Taxes on earnings. . . . . . . . . . . . . . . . . . .      $    303.5
Net earnings . . . . . . . . . . . . . . . . . . . . .      $    752.0
Basic earnings per common share. . . . . . . . . . . .      $      .42
Diluted earnings per common share. . . . . . . . . . .      $      .41

Financial Position:
Working capital. . . . . . . . . . . . . . . . . . . .      $    913.3
Investment securities maturing after one year. . . . .      $    285.7
Net property and equipment . . . . . . . . . . . . . .      $  1,952.6
Total assets . . . . . . . . . . . . . . . . . . . . .      $  4,825.1
Long-term debt . . . . . . . . . . . . . . . . . . . .      $    349.3
Shareholders' investment . . . . . . . . . . . . . . .      $  2,464.6
Return on shareholders' investment . . . . . . . . . .      %     33.0
Book value per share . . . . . . . . . . . . . . . . .      $     1.37

Other Statistics:
Gross profit margin. . . . . . . . . . . . . . . . . .      %     52.3
Research and development to net sales. . . . . . . . .      %      9.2
Net cash from operating activities . . . . . . . . . .      $    965.4
Capital expenditures . . . . . . . . . . . . . . . . .      $    521.2
Cash dividends declared per common share . . . . . . .      $      .15
Common shares outstanding (in thousands) . . . . . . .       1,798,768
Number of common shareholders. . . . . . . . . . . . .          46,324
Number of employees. . . . . . . . . . . . . . . . . .          38,751
Sales per employee (in dollars). . . . . . . . . . . .      $  127,403
Market price per share-high. . . . . . . . . . . . . .      $   6 9/16
Market price per share-low . . . . . . . . . . . . . .      $    5 3/8
Market price per share-close . . . . . . . . . . . . .      $        6
