Form 10-K405, Exhibit 13
period 1999-12-31
ABBOTT LABORATORIES
filed 2000-03-14
CIK 1800

                                                                     Exhibit 13

The portions of the Abbott Laboratories Annual Report for the year ended December 31, 1999 captioned Consolidated Statement of Earnings and Comprehensive Income, Consolidated Statement of Cash Flows, Consolidated Balance Sheet, Consolidated Statement of Shareholders' Investment, Notes to Consolidated Financial Statements, Report of Independent Public Accountants, Financial Instruments and Risk Management, Financial Review, and the applicable portions of the section captioned Summary of Selected Financial Data for the years 1995 through 1999.

                      Abbott Laboratories and Subsidiaries
           Consolidated Statement of Earnings and Comprehensive Income

             (dollars and shares in thousands except per share data)


Year Ended December 31                                                    1999                 1998                1997
                                                                   -----------          -----------         -----------
Net Sales...........................................               $13,177,625          $12,512,734         $11,889,283
                                                                   -----------          -----------         -----------
Cost of products sold...............................                 5,977,183            5,406,635           5,052,313
Research and development............................                 1,193,963            1,228,777           1,307,362
Selling, general and administrative.................                 2,857,104            2,759,757           2,695,758
                                                                   -----------          -----------         -----------
Total Operating Cost and Expenses...................                10,028,250            9,395,169           9,055,433
                                                                   -----------          -----------         -----------

Operating Earnings..................................                 3,149,375            3,117,565           2,833,850
Net interest expense................................                    81,765              102,540              85,543
Income from TAP Holdings Inc. joint venture.........                  (390,152)            (266,347)           (189,497)
Net foreign exchange (gain) loss....................                    26,238               31,158              (9,048)
Other (income) expense, net.........................                    34,636                8,349              12,267
                                                                   -----------          -----------         -----------
Earnings Before Taxes...............................                 3,396,888            3,241,865           2,934,585

Taxes on earnings...................................                   951,129              907,512             855,484
                                                                   -----------          -----------         -----------
Net Earnings........................................               $ 2,445,759          $ 2,334,353         $ 2,079,101
                                                                   ===========          ===========         ===========

Basic Earnings Per Common Share.....................                     $1.59                $1.52               $1.34
                                                                   ===========          ===========         ===========

Diluted Earnings Per Common Share...................                     $1.57                $1.50               $1.32
                                                                   ===========          ===========         ===========

Average Number of Common Shares Outstanding
Used for Basic Earnings Per Common Share............                 1,536,762            1,537,242           1,552,811

Dilutive Common Stock Options.......................                    20,893               23,716              22,261
                                                                   -----------          -----------         -----------
Average Number of Common Shares Outstanding
Plus Dilutive Common Stock Options..................                 1,557,655            1,560,958           1,575,072
                                                                   ===========          ===========         ===========

Outstanding Common Stock Options
Having No Dilutive Effect...........................                     1,807                  657               2,216
                                                                   ===========          ===========         ===========

Comprehensive Income:
Foreign currency translation adjustments............               $  (172,517)         $     1,504         $  (183,886)
Tax benefit related to
foreign currency translation adjustments............                     1,286                  441                  --
Unrealized gains (loss)on
marketable equity securities........................                   (10,548)               1,000               3,067
Tax benefit (expense) related to unrealized
gains (loss) on marketable equity securities........                     4,171                 (396)             (1,210)
                                                                   -----------          -----------         -----------
Other comprehensive income (loss), net of tax.......                  (177,608)               2,549            (182,029)
Net Earnings........................................                 2,445,759            2,334,353           2,079,101
                                                                   -----------          -----------         -----------
Comprehensive Income................................               $ 2,268,151          $ 2,336,902         $ 1,897,072
                                                                   ===========          ===========         ===========

Supplemental Comprehensive Income Information:
Cumulative foreign currency translation
loss adjustments, net of tax........................               $   431,942          $   260,711         $   262,656
Cumulative unrealized (gains)
on marketable equity securities, net of tax.........                   (26,641)             (33,018)            (32,414)

The accompanying notes to consolidated financial statements are an integral part of this statement.

                      Abbott Laboratories and Subsidiaries
                      Consolidated Statement of Cash Flows

                             (dollars in thousands)


Year Ended December 31                                                    1999                 1998                1997
                                                                   -----------          -----------         -----------
Cash Flow From (Used in) Operating Activities:
Net earnings........................................               $ 2,445,759          $ 2,334,353         $ 2,079,101
Adjustments to reconcile net earnings
to net cash from operating activities--
Depreciation and amortization.......................                   828,006              786,380             729,143
Exchange (gains) losses, net........................                   (10,011)             (14,176)             31,005
Investing and financing (gains) losses, net.........                    93,723               90,798             113,999
Trade receivables...................................                  (176,347)            (147,489)           (222,189)
Inventories.........................................                  (147,778)            (112,692)            (99,400)
Prepaid expenses and other assets...................                  (542,306)            (191,249)           (446,489)
Trade accounts payable and other liabilities........                   299,048              179,653             485,618
Income taxes payable................................                   147,427             (145,379)            (10,700)
                                                                   -----------          -----------         -----------
Net Cash From Operating Activities..................                 2,937,521            2,780,199           2,660,088
                                                                   -----------          -----------         -----------

Cash Flow From (Used in) Investing Activities:
Acquisition of certain assets of
Glaxo Wellcome Inc.'s U.S. anesthesia business
in 1999, International Murex in 1998 and
Sanofi's parenteral products businesses
in 1997, net of cash acquired.......................                  (217,000)            (249,177)           (200,475)
Acquisitions of property, equipment
and other businesses................................                  (987,098)            (993,555)         (1,009,096)
Purchases of investment securities..................                  (175,694)            (343,453)            (91,273)
Proceeds from sales of investment securities........                   169,356               96,757              67,726
Other...............................................                    12,187               18,034              (8,209)
                                                                   -----------          -----------         -----------
Net Cash Used in Investing Activities...............                (1,198,249)          (1,471,394)         (1,241,327)
                                                                   -----------          -----------         -----------

Cash Flow From (Used in) Financing Activities:
Proceeds from (repayments of) commercial paper, net..                 (864,000)              42,000             402,000
Proceeds from issuance of long-term debt.............                       --              400,000                  --
Other borrowing transactions, net....................                    6,286              (59,640)             15,294
Purchases of common shares...........................                       --             (876,264)         (1,054,512)
Proceeds from issuance of common shares..............                  329,490                   --              19,417
Proceeds from stock options exercised................                  104,693              152,399             138,392
Dividends paid.......................................               (1,003,295)            (891,661)           (809,554)
                                                                   -----------          -----------         -----------
Net Cash Used in Financing Activities................               (1,426,826)          (1,233,166)         (1,288,963)
                                                                   -----------          -----------         -----------

Effect of exchange rate changes
on cash and cash equivalents.........................                  (19,587)                (143)             (2,782)
                                                                   -----------          -----------         -----------
Net Increase in Cash and Cash Equivalents............                  292,859               75,496             127,016
Cash and Cash Equivalents, Beginning of Year.........                  315,238              239,742             112,726
                                                                   -----------          -----------         -----------
Cash and Cash Equivalents, End of Year...............              $   608,097         $    315,238         $   239,742
                                                                   ===========          ===========         ===========
Supplemental Cash Flow Information:
Income taxes paid....................................              $   882,957         $  1,060,479         $   922,242
Interest paid........................................                  145,055              153,891             132,689

The accompanying notes to consolidated financial statements are an integral part of this statement.

                      Abbott Laboratories and Subsidiaries
                           Consolidated Balance Sheet

                             (dollars in thousands)


December 31                                                               1999                 1998                1997
                                                                   -----------          -----------         -----------
Assets
------
Current Assets:
Cash and cash equivalents...........................               $   608,097          $   315,238         $   239,742
Investment securities...............................                   115,199               95,827              52,816
Trade receivables, less allowances of --
1999: $238,956; 1998: $191,352; 1997: $167,592......                 2,055,839            1,955,866           1,784,115
Inventories--
Finished products...................................                   772,478              697,974             667,617
Work in process.....................................                   338,818              347,150             287,880
Materials...........................................                   384,148              367,616             325,491
                                                                   -----------          -----------         -----------
Total inventories...................................                 1,495,444            1,412,740           1,280,988
Prepaid income taxes................................                   918,617              847,154             800,591
Other prepaid expenses and receivables..............                 1,226,558              962,936             917,695
                                                                   -----------          -----------         -----------
Total Current Assets................................                 6,419,754            5,589,761           5,075,947
                                                                   -----------          -----------         -----------
Investment Securities...............................                   954,778              967,819             764,253
                                                                   -----------          -----------         -----------

Property and Equipment, at Cost:
Land................................................                   202,858              165,474             152,791
Buildings...........................................                 1,882,439            1,860,265           1,746,956
Equipment...........................................                 7,339,578            7,104,805           6,490,599
Construction in progress............................                   372,692              272,949             404,303
                                                                   -----------          -----------         -----------
                                                                     9,797,567            9,403,493           8,794,649
Less: accumulated depreciation and amortization....                  5,027,508            4,660,555           4,222,690
                                                                   -----------          -----------         -----------
Net Property and Equipment.........................                  4,770,059            4,742,938           4,571,959
                                                                   -----------          -----------         -----------

Net Intangible Assets..............................                  1,574,851            1,349,822           1,112,126
                                                                   -----------          -----------         -----------
Deferred Charges, Investments in
Joint Ventures and Other Assets....................                    751,602              609,579             577,540
                                                                   -----------          -----------         -----------
                                                                   $14,471,044          $13,259,919         $12,101,825
                                                                   ===========          ===========         ===========

The accompanying notes to consolidated financial statements are an integral part of this statement.

                      Abbott Laboratories and Subsidiaries
                           Consolidated Balance Sheet

                             (dollars in thousands)


December 31                                                               1999                 1998                1997
                                                                   -----------          -----------         -----------
Liabilities and Shareholders' Investment
----------------------------------------
Current Liabilities:
Short-term borrowings and
current portion of long-term debt..................                $   896,271          $ 1,759,145         $ 1,781,563
Trade accounts payable.............................                  1,226,854            1,057,417           1,001,572
Salaries, wages and commissions....................                    383,552              375,804             333,843
Other accrued liabilities..........................                  1,433,424            1,379,953           1,407,578
Dividends payable..................................                    263,000              227,400             201,450
Income taxes payable...............................                    313,610              166,183             311,562
                                                                   -----------          -----------         -----------
Total Current Liabilities..........................                  4,516,711            4,965,902           5,037,568
                                                                   -----------          -----------         -----------

Long-Term Debt.....................................                  1,336,789            1,339,694             937,983
                                                                   -----------          -----------         -----------

Deferred Income Taxes..............................                     23,779              108,964             136,514
                                                                   -----------          -----------         -----------

Other Liabilities and Deferrals....................                  1,166,170            1,091,768             953,426
                                                                   -----------          -----------         -----------

Shareholders' Investment:
Preferred shares, one dollar par value
Authorized-- 1,000,000 shares, none issued.........                         --                   --                  --
Common shares, without par value
Authorized -- 2,400,000,000 shares
Issued at stated capital amount --
Shares: 1999: 1,564,670,440;
1998: 1,548,382,682; 1997: 1,560,865,737...........                  1,939,673            1,310,500             985,575
Common shares held in treasury, at cost--
Shares: 1999: 17,650,834; 1998: 17,710,838;
1997: 18,280,398...................................                   (257,756)             (46,735)            (48,238)
Unearned compensation-- restricted stock awards....                    (23,028)             (25,796)            (26,187)
Earnings employed in the business..................                  6,174,007            4,743,315           4,355,426
Accumulated other comprehensive loss...............                   (405,301)            (227,693)           (230,242)
                                                                   -----------          -----------         -----------
Total Shareholders' Investment.....................                  7,427,595            5,753,591           5,036,334
                                                                   -----------          -----------         -----------
                                                                   $14,471,044          $13,259,919         $12,101,825
                                                                   ===========          ===========         ===========

                      Abbott Laboratories and Subsidiaries
               Consolidated Statement of Shareholders' Investment

                  (dollars in thousands except per share data)


Year Ended December 31                                                    1999                 1998                1997
                                                                   -----------          -----------        ------------
Common Shares:
Beginning of Year
Shares: 1999: 1,548,382,682;
1998: 1,560,865,737; 1997: 1,580,928,032............               $ 1,310,500          $   985,575        $    751,619
Issued shares: 1999: 9,000,000; 1997: 1,350,000.....                   329,490                   --              19,417
Issued under incentive stock programs
Shares: 1999: 11,476,536; 1998: 13,929,668;
1997: 15,463,343....................................                   240,897              259,058             179,208
Tax benefit from option shares and vesting of
restricted stock awards (no share effect)...........                    62,458               85,070              53,866
Retired -- Shares: 1999: 4,188,778;
1998: 26,412,723; 1997: 36,875,638..................                    (3,672)             (19,203)            (18,535)
                                                                   -----------          -----------        ------------
End of Year
Shares: 1999: 1,564,670,440;
1998: 1,548,382,682; 1997: 1,560,865,737............               $ 1,939,673          $ 1,310,500        $    985,575
                                                                   ===========          ===========        ============
Common Shares Held in Treasury:
Beginning of Year
Shares: 1999: 17,710,838; 1998: 18,280,398;
1997: 19,177,264....................................               $   (46,735)         $   (48,238)       $    (50,605)
Private transaction in 1999
Shares purchased: 5,099,720
Shares issued: 4,985,475............................                  (211,822)                  --                  --
Issued under incentive stock programs
Shares: 1999: 174,249; 1998: 569,560;
1997: 896,866.......................................                       801                1,503               2,367
                                                                   -----------          -----------        ------------
End of Year
Shares: 1999: 17,650,834; 1998: 17,710,838;
1997: 18,280,398....................................               $  (257,756)         $   (46,735)       $    (48,238)
                                                                   ===========          ===========        ============

Unearned Compensation -- Restricted Stock Awards:
Beginning of Year...................................               $   (25,796)         $   (26,187)       $     (7,804)
Issued at market value--
Shares: 1999: 106,500; 1998: 554,000;
1997: 888,000.......................................                    (7,186)             (20,584)            (26,879)
Lapses-- Shares: 1998: 22,000.......................                        --                  705                  --
Amortization........................................                     9,954               20,270               8,496
                                                                   -----------          -----------        ------------
End of Year.........................................               $   (23,028)         $   (25,796)       $    (26,187)
                                                                   ===========          ===========        ============

Earnings Employed in the Business:
Beginning of Year...................................               $ 4,743,315          $ 4,355,426        $  4,207,409
Net earnings........................................                 2,445,759            2,334,353           2,079,101
Cash dividends declared on common shares
(per share-- 1999: $.68; 1998: $.60; 1997: $.54)....                (1,038,895)            (917,611)           (825,138)
Cost of common shares retired
in excess of stated capital amount..................                  (194,990)          (1,048,500)         (1,129,757)
Cost of treasury shares issued below market value...                   218,818               19,647              23,811
                                                                   -----------          -----------        ------------
End of Year.........................................               $ 6,174,007          $ 4,743,315        $  4,355,426
                                                                   ===========          ===========        ============

Accumulated Other Comprehensive Loss:
Beginning of Year...................................               $  (227,693)         $  (230,242)       $    (48,213)
Other comprehensive income (loss)...................                  (177,608)               2,549            (182,029)
                                                                   -----------          -----------        ------------
End of Year.........................................               $  (405,301)         $  (227,693)       $   (230,242)
                                                                   ===========          ===========        ============

The accompanying notes to consolidated financial statements are an integral part of this statement.

                      Abbott Laboratories and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 1 -- Summary of Significant Accounting Policies

NATURE OF BUSINESS AND CONCENTRATION OF RISK -- Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products and services. Due to the nature of its operations, Abbott is not subject to significant concentration risks relating to customers, products or geographic locations.

BASIS OF CONSOLIDATION -- The consolidated financial statements include the accounts of the parent company and subsidiaries, after elimination of intercompany transactions. The accounts of foreign subsidiaries are consolidated as of November 30, due to the time needed to consolidate these subsidiaries. No events occurred related to these foreign subsidiaries in December 1999, 1998 and 1997 that materially affected the financial position or results of operations.

Certain prior year equity security amounts have been reclassified from deferred charges and other assets to long-term investment securities to conform with the 1999 presentation.

USE OF ESTIMATES -- The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for litigation, income taxes, sales rebates, and inventory and accounts receivable exposures.

CASH, CASH EQUIVALENTS AND INVESTMENT SECURITIES -- Cash equivalents consist of time deposits and certificates of deposit with original maturities of three months or less. Investments in marketable equity securities are classified as available-for-sale and are recorded at fair value with any unrealized holding gains or losses, net of tax, included in accumulated other comprehensive income (loss). Investments in debt securities are classified as held-to-maturity, as management has both the intent and ability to hold these securities to maturity, and are reported at cost, net of any unamortized premium or discount. Income relating to these securities is reported as a component of interest income.

INVENTORIES -- Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs.

LONG-LIVED ASSETS -- Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:


Classification                Expected Useful Lives
--------------           ---------------------------------
Buildings                10 to 50 years (average 29 years)
Equipment                 3 to 20 years (average 11 years)

Intangible assets, primarily purchased intangible assets and goodwill resulting from business acquisitions, are amortized on a straight-line basis over up to 40 years. Accumulated amortization as of December 31, 1999, 1998, and 1997, was $228 million, $163 million, and $98 million, respectively.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the affected assets. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. Fair value is determined based on market quotes, if available, or is based on valuation techniques.

PRODUCT LIABILITY -- Provisions are made for the portions of probable losses that are not covered by product liability insurance.

TRANSLATION ADJUSTMENTS -- For foreign operations in highly inflationary economies, translation gains and losses are included in net foreign exchange
(gain) loss. For remaining foreign operations, translation adjustments are included as a component of accumulated other comprehensive income (loss).

REVENUE RECOGNITION -- Revenue from product sales is recognized upon shipment to customers. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for in the period the related sales are recorded.

RESEARCH AND DEVELOPMENT -- Internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved.

Note 2 -- Supplemental Financial Information
(dollars in thousands)


Other prepaid expenses and receivables                1999            1998         1997
                                                ----------      ----------   ----------
Receivables purchased from TAP Holdings
Inc. under a factoring agreement.......         $  431,801      $  310,993   $  344,979
All other..............................            794,757         651,943      572,716
                                                ----------      ----------   ----------
Total..................................         $1,226,558      $  962,936   $  917,695
                                                ==========      ==========   ==========

Other liabilities and deferrals
Accrued post-employment costs..........         $  537,309      $  477,417   $  409,169
All other..............................            628,861         614,351      544,257
                                                ----------      ----------   ----------
Total..................................         $1,166,170      $1,091,768   $  953,426
                                                ==========      ==========   ==========

Net interest expense
Interest expense.......................         $  144,689      $  159,986   $  134,625
Interest income........................            (62,924)        (57,446)     (49,082)
                                                ----------      ----------   ----------
Total..................................         $   81,765      $  102,540   $   85,543
                                                ==========      ==========   ==========

Note 3 -- Taxes on Earnings
(dollars in thousands)

Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. U.S. income taxes are provided on those earnings of foreign subsidiaries and subsidiaries operating in Puerto Rico under tax incentive grants, which are intended to be remitted to the parent company. Undistributed earnings reinvested indefinitely in foreign subsidiaries as working capital and plant and equipment aggregated $1,980,122 at December 31, 1999. Deferred income taxes not provided on these earnings would be approximately $469,258.

Earnings before taxes, and the related provisions for taxes on earnings, were as follows:


Earnings Before Taxes                 1999        1998        1997
                                ----------  ----------  ----------
Domestic.....................   $2,505,060  $2,520,985  $2,221,032
Foreign......................      891,828     720,880     713,553
                                ----------  ----------  ----------
Total........................   $3,396,888  $3,241,865  $2,934,585
                                ==========  ==========  ==========

Taxes on Earnings                     1999        1998        1997
                                ----------  ----------  ----------
Current:
U.S. Federal
and Possessions..............   $  785,709   $ 744,124  $  717,156
State........................       70,376      49,869      71,447
Foreign......................      235,459     184,100     171,259
                                ----------  ----------  ----------
Total current................    1,091,544     978,093     959,862
                                ----------  ----------  ----------
Deferred:
Domestic.....................     (112,398)    (92,681)   (130,634)
Foreign......................      (30,215)     25,219      26,836
Enacted tax rate changes.....        2,198      (3,119)       (580)
                                ----------  ----------  ----------
Total deferred...............     (140,415)    (70,581)   (104,378)
                                ----------  ----------  ----------
Total........................   $  951,129  $  907,512  $  855,484
                                ==========  ==========  ==========

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:


                                      1999        1998       1997
                                     -----       -----      -----
Statutory tax rate................    35.0%       35.0%      35.0%
Benefit of tax exemptions
in Puerto Rico,
the Dominican Republic,
Ireland, the Netherlands,
and Italy.........................    (5.2)       (4.9)      (6.1)
State taxes, net of
federal benefit...................     1.4         1.0        1.6
Domestic dividend exclusion.......    (3.2)       (2.3)      (1.8)
All other, net....................      --        (0.8)       0.4
                                     -----       -----      -----
Effective tax rate................    28.0%       28.0%      29.1%
                                     =====       =====      =====

As of December 31, 1999, 1998, and 1997, total deferred tax assets were $1,364,867, $1,286,341, and $1,161,085, respectively, and total deferred tax liabilities were $441,404, $487,207, and $461,943, respectively. Valuation allowances for deferred tax assets were not significant. The temporary differences that give rise to deferred tax assets and liabilities were as follows:

                                                      1999       1998       1997
                                                 ---------  ---------  ---------
Compensation and employee benefits......         $ 293,893  $ 254,026  $ 205,423
Trade receivable reserves...............           178,157    173,525    176,070
Inventory reserves......................           150,100    115,693    119,398
Deferred intercompany profit............           184,687    177,515    135,211
State income taxes......................            46,964     26,585     32,442
Depreciation............................          (174,396)  (197,832)  (196,233)
Other, primarily other accruals
and reserves not currently deductible,
and the excess of book basis over
tax basis of intangible assets..........           215,433    188,678    191,766
                                                  --------   --------   --------
Total...................................         $ 894,838  $ 738,190  $ 664,077
                                                 =========  =========  =========

Note 4 -- Investment Securities
(dollars in thousands)

The following is a summary of investment securities at December 31:

Current Investment Securities                         1999       1998       1997
                                                 ---------  ---------   --------
Time deposits and
certificates of deposit.................          $ 95,000   $ 50,000   $ 25,700
Other, primarily debt obligations
issued or guaranteed by various
governments or government agencies......            20,199     45,827     27,116
                                                 ---------  ---------   --------
Total...................................          $115,199   $ 95,827   $ 52,816
                                                 =========  =========   ========
Long-Term Investment Securities                       1999       1998       1997
                                                 ---------  ---------   --------
Time deposits and certificates
of deposit, maturing through 2003.......          $391,500   $486,500   $406,500
Corporate debt obligations,
maturing through 2008...................            73,037    112,320     82,143
Debt obligations issued or guaranteed
by various governments or government
agencies, maturing through 2023.........           183,184    185,022    142,324
Equity securities.......................           307,057    183,977    133,286
                                                  --------   --------   --------
Total...................................          $954,778   $967,819   $764,253
                                                  ========   ========   ========

Abbott has both the intent and ability to hold the above marketable non-equity investment securities until maturity, and therefore, they are classified as held-to-maturity securities. The equity securities are classified as available-for-sale and are marked-to-market with the resulting unrealized gains or losses recorded as a component of accumulated other comprehensive income (loss). All investment securities classified as current as of December 31, 1999, mature in 2000.

Of the investment securities listed above, $742,610, $858,809, and $656,634 were held at December 31, 1999, 1998, and 1997, respectively, by subsidiaries operating in Puerto Rico under tax incentive grants expiring from 2002 through 2007. In addition, these subsidiaries held cash equivalents of $11,900, $74,900, and $81,100 at December 31, 1999, 1998, and 1997,
respectively.

Note 5 -- Post-Employment Benefits
(dollars in thousands)

Retirement plans consist of defined benefit, defined contribution, and medical and dental plans.

Information for Abbott's major defined benefit plans and post-employment medical and dental benefit plans is as follows:


                                                           Defined Benefit Plans                    Medical and Dental Plans
                                                 ---------------------------------------   ---------------------------------------
                                                        1999          1998          1997          1999          1998          1997
                                                 -----------   -----------   -----------   -----------   -----------   -----------
Projected benefit obligations, January 1 .....    $2,348,620    $2,000,329    $1,771,191     $ 714,946     $ 646,448     $ 599,631
Service cost-- benefits earned during the year       131,670       108,754        97,272        31,933        30,664        28,274
Interest cost on projected benefit obligations       157,004       140,287       128,404        44,297        43,770        42,167
Losses (gains), primarily changes in
discount rate, plan design changes and
lower than estimated health care costs .......      (283,135)      182,829        95,495      (124,269)       18,057        (5,389)
Benefits paid ................................       (97,399)      (85,722)      (77,722)      (31,207)      (23,993)      (18,235)
Other, primarily translation .................         2,981         2,143       (14,311)           --            --            --
                                                 -----------   -----------   -----------   -----------   -----------   -----------
Projected benefit obligations, December 31 ...    $2,259,741    $2,348,620    $2,000,329     $ 635,700     $ 714,946     $ 646,448
                                                 ===========   ===========   ===========   ===========   ===========   ===========

Plans' assets at fair value, January 1,
principally listed securities ................    $2,550,971    $2,192,486    $1,828,989     $  82,528     $  86,600     $  87,719
Actual return on plans' assets ...............       608,805       426,023       373,405        23,407        18,656        17,009
Company contributions ........................        24,623        18,945        76,083         3,021         1,265           107
Benefits paid ................................       (97,399)      (85,722)      (77,722)      (31,207)      (23,993)      (18,235)
Other, primarily translation .................        13,222          (761)       (8,269)           --            --            --
                                                 -----------   -----------   -----------   -----------   -----------   -----------
Plans' assets at fair value, December 31 .....    $3,100,222    $2,550,971    $2,192,486     $  77,749     $  82,528     $  86,600
                                                 ===========   ===========   ===========   ===========   ===========   ===========

Projected benefit obligations less than
(greater than) plans' assets, December 31 ....    $  840,481    $  202,351    $  192,157     $(557,951)    $(632,418)    $(559,848)
Unrecognized actuarial (gains) losses, net ...      (837,234)     (143,876)      (78,522)       63,324       137,701       133,379
Unrecognized prior service cost ..............         3,210         6,134         9,053       (68,682)           --            --
Unrecognized transition obligation ...........       (10,486)      (21,015)      (32,085)           --            --            --
                                                 -----------   -----------   -----------   -----------   -----------   -----------
Prepaid (accrued) benefit cost ...............    $   (4,029)   $   43,594    $   90,603     $(563,309)    $(494,717)    $(426,469)
                                                 ===========   ===========   ===========   ===========   ===========   ===========

Service cost-- benefits earned during the year    $  131,670    $  108,754    $   97,272     $  31,933     $  30,664     $  28,274
Interest cost on projected benefit obligations       157,004       140,287       128,404        44,297        43,770        42,167
Expected return on plans' assets .............      (200,260)     (179,194)     (148,250)       (6,813)       (7,211)       (7,035)
Net amortization .............................        (3,082)       (7,728)       (7,154)        1,396         2,290         3,288
                                                 -----------   -----------   -----------   -----------   -----------   -----------
Net cost .....................................    $   85,332    $   62,119    $   70,272     $  70,813     $  69,513     $  66,694
                                                 ===========   ===========   ===========   ===========   ===========   ===========

The projected benefit obligations for certain foreign defined benefit plans that do not have plan assets were $63,904, $62,719, and $52,841 at December 31, 1999, 1998, and 1997, respectively.

Assumptions used for major benefit plans as of December 31 include:


                                                   1999        1998     1997
                                                 ------      ------   ------
Discount rate for determining
obligations and interest cost...........          7 3/4%      6 3/4%   7 1/4%
Expected aggregate average long-term
change in compensation..................              5%          5%       5%
Expected long-term rate of
return on assets........................          9 1/2%      9 1/2%   9 1/2%

A five percent annual rate of increase in the per capita cost of covered health care benefits is assumed.

A one-percentage point increase/(decrease) in the assumed health care cost trend rate would increase/(decrease) the accumulated post-employment benefit obligations as of December 31, 1999, by approximately $109,354/$(84,312), and the total of the service and interest cost components of net post-employment health care cost for the year then ended by approximately $17,385/$(14,376).

The Abbott Stock Retirement Plan is the principal defined contribution plan. Company contributions to this plan were $76,000 in 1999, $66,911 in 1998, and $60,838 in 1997, equal to 7.33 percent of dividends declared, as provided under the plan.

Abbott provides certain other post-employment benefits, primarily salary continuation plans, to qualifying domestic employees, and accrues for the related cost over the service lives of the employees.

Note 6 -- Financial Instruments and Derivatives

Abbott enters into foreign currency forward exchange contracts to hedge intercompany loans and trade accounts payable where the receivable or payable is denominated in a currency other than the functional currency of the entity. Such contracts are also used to hedge foreign currency denominated third-party trade payables and receivables. For intercompany loans, the contracts require Abbott to sell foreign currencies, primarily European currencies and Japanese yen, in exchange for primarily U.S. dollars and other European currencies. For intercompany and trade payables and receivables, the currencies hedged are primarily the U.S. dollar, European currencies and Japanese yen. At December 31, 1999, 1998, and 1997, Abbott held $1.4 billion, $1.6 billion, and $1.3 billion, respectively, of foreign currency forward exchange contracts. The contracts outstanding at December 31, 1999, mature in 2000. These contracts are marked-to-market each month. The resulting gains or losses are reflected in income and are generally offset by losses or gains on the exposures being hedged.

Abbott's foreign subsidiaries purchase U.S. dollar call options as a hedge of anticipated intercompany purchases by these subsidiaries whose functional currency is not the U.S. dollar. These contracts give Abbott the right, but not the requirement, to purchase U.S. dollars in exchange for foreign currencies, primarily European currencies and Japanese yen, at predetermined exchange rates. At December 31, 1999, 1998, and 1997, Abbott held $85 million, $406 million, and $461 million, respectively, of U.S. dollar call option contracts. The contracts outstanding at December 31, 1999, mature in 2000. Realized and unrealized gains and losses on contracts that qualify as hedges of anticipated purchases by foreign subsidiaries are recognized in the same period that the foreign currency exposure is recognized. Contracts that do not qualify for hedge accounting are marked-to-market each month, and the resulting gains or losses are reflected in income.

Abbott purchases foreign currency put options as a hedge against the effect of exchange rate fluctuations on income. These contracts give Abbott the right, but not the requirement, to sell foreign currencies, primarily European currencies and Japanese yen, in exchange for U.S. dollars at predetermined exchange rates. These contracts are marked-to-market each month. The resulting gains or losses are reflected in income and are generally offset by losses or gains on the exposures being hedged. There were no such contracts outstanding at December 31, 1999, 1998, and 1997.

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

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires the recognition of the fair value of derivatives as either assets or liabilities. The statement is effective for fiscal years beginning after June 15, 2000. Adoption of the provisions of this statement will not have a material effect on the financial statements of Abbott.

The gross unrealized holding gains (losses) on current and long-term held-to-maturity investment securities totaled $1.1 million and $(29.9) million, respectively, at December 31, 1999; $3.7 million and $(9.6) million, respectively, at December 31, 1998; and $4.1 million and $(10.2) million, respectively, at December 31, 1997. The gross unrealized holding gains (losses) on available-for-sale equity securities totaled $49.3 million and $(4.7) million, respectively, at December 31, 1999, and $61.7 million and $(6.7) million, respectively, at December 31, 1998. The gross unrealized holding gain at December 31, 1997, was $54.0 million.

The carrying values and fair values of certain financial instruments as of December 31 are shown in the table below. The carrying values of all other financial instruments approximate their estimated fair values. Fair value is the quoted market price of the instrument held or the quoted market price of a similar instrument. The counterparties to financial instruments consist of select major international financial institutions. Abbott does not expect any losses from nonperformance by these counterparties.


(dollars in millions)                                        1999                        1998                         1997
                                                   -----------------------      ----------------------      ----------------------
                                                     Carrying      Fair           Carrying    Fair            Carrying      Fair
                                                      Value       Value            Value     Value             Value       Value
                                                   -----------------------      ----------------------      ----------------------
Investment Securities:
Current.........................................   $   115.2     $   114.4      $    95.8   $    96.4       $    52.8   $    52.9
Long-Term:
Held-to-Maturity................................       647.7         619.7          783.8       777.3           631.0       624.8
Available-for-Sale..............................       307.1         307.1          184.0       184.0           133.3       133.3
Total Long-Term Debt............................    (1,337.0)     (1,280.2)      (1,340.8)   (1,400.9)         (940.6)     (946.0)
Foreign Currency Forward Exchange Contracts:
(Payable) position.............................        (23.9)        (23.9)         (14.2)      (14.2)           (6.2)       (6.2)
Receivable position.............................        35.8          35.8           21.7        21.7            24.1        24.1
Foreign Currency Option Contracts...............         3.5            --           14.4         3.6            14.8        15.3

Note 7 -- Incentive Stock Program

The 1996 Incentive Stock Program authorizes the granting of stock options, replacement stock options, stock appreciation rights, limited stock appreciation rights, restricted stock awards, performance units, and foreign qualified benefits. Stock options, replacement stock options, limited stock appreciation rights, restricted stock awards, and foreign qualified benefits have been granted and are currently outstanding under this program and prior programs. The purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant, and the maximum term of an option is 10 years. Options granted in 1999, 1998 and 1997 vest equally over three or four years except for replacement options, which generally vest in six months.

Limited stock appreciation rights have been granted to certain holders of stock options and can be exercised, by surrendering the related stock options, only upon a change in control of Abbott. At December 31, 1999, 3.8 million options, with a weighted average exercise price of $25.77 per share, were subject to limited stock appreciation rights. Upon a change in control of Abbott, all outstanding stock options become fully exercisable, and all terms and conditions of all restricted stock awards are deemed satisfied.

At January 1, 2000, 18.2 million shares were reserved for future grants under the 1996 Program. Subsequent to year end, the Board of Directors granted approximately 16.6 million stock options from this reserve.


         Options Outstanding                  Exercisable Options
-------------------------------------------   --------------------
                                   Weighted              Weighted
                                    Average              Average
                                   Exercise              Exercise
                      Shares        Price       Shares    Price
                    ------------  ---------   ---------- ---------
January 1, 1997       61,997,616     $15.94
Granted               14,871,702      29.15
Exercised            (15,433,076)     11.29
Lapsed                  (880,570)     22.85
                    ------------  ---------
December 31, 1997     60,555,672      20.27   34,269,232    $16.36
                                              ========== =========
Granted               21,346,846      33.76
Exercised            (13,892,080)     18.04
Lapsed/Cancelled      (3,405,409)     20.22
                    ------------  ---------
December 31, 1998     64,605,029      25.20   35,990,189     19.90
                                              ========== =========
Granted               18,682,834      44.68
Exercised            (11,428,496)     20.74
Lapsed                  (837,026)     32.16
                    ------------  ---------
December 31, 1999     71,022,341     $30.96   42,410,885    $25.42
                    ============  =========   ========== =========


         Options Outstanding                  Exercisable Options
         at December 31, 1999                 at December 31, 1999
-------------------------------------------- ---------------------
                         Weighted   Weighted              Weighted
Range of                  Average    Average               Average
Exercise                Remaining   Exercise              Exercise
Prices      Shares     Life (Years)  Price     Shares      Price
-------------------------------------------  ---------------------
 $ 1 to $25  26,723,056      4.5     $17.64  25,656,178     $17.82
  26 to  42  25,052,784      7.8      33.83  11,873,858      32.84
  43 to  53  19,246,501      9.1      45.74   4,880,849      47.32
             ----------      ---     ------  ----------     ------
 $ 1 to $53  71,022,341      6.9     $30.96  42,410,885     $25.42
             ==========      ===     ======  ==========     ======

Abbott measures compensation cost using the intrinsic value-based method of accounting. Had compensation cost been determined using the fair market value-based accounting method, pro forma net income and earnings per share amounts would have been as follows:


                                                      1999    1998     1997
                                                      ----    ----     ----
Pro Forma Net Income (in billions).......            $ 2.3   $ 2.2    $ 2.0
Pro Forma Basic EPS......................             1.51    1.45     1.30
Pro Forma Diluted EPS....................             1.49    1.44     1.28

For purposes of fair market value disclosures, the fair market value of an option grant was estimated using the Black-Scholes option pricing model with the following assumptions:


                                                      1999    1998     1997
                                                      ----    ----     ----
Risk-Free Interest Rate.................               5.1%    5.4%     6.0%
Average Life of Options (years).........               5.3     5.5      5.2
Volatility..............................              24.0%   30.0%    27.0%
Dividend Yield..........................               1.4%    1.3%     1.8%

Note 8 -- Debt and Lines of Credit
(dollars in thousands)

The following is a summary of long-term debt at December 31:


                                                      1999        1998         1997
                                                ----------   ----------   ----------
6.5% debentures, due 2001..............         $  250,000   $  250,000   $  250,000
5.6% debentures, due 2003..............            200,000      200,000      200,000
6.8% debentures, due 2005..............            150,000      150,000      150,000
6.4% debentures, due 2006..............            250,000      250,000      250,000
6.0% debentures, due 2008..............            200,000      200,000           --
5.4% debentures, due 2008..............            200,000      200,000           --
Other..................................             86,789       89,694       87,983
                                                ----------   ----------   ----------
Total, net of current maturities.......         $1,336,789   $1,339,694   $  937,983
                                                ==========   ==========   ==========

Payments required on long-term debt outstanding at December 31, 1999, are $167 in 2000, $259,111 in 2001, $1,069 in 2002, $200,069 in 2003, and $0 in
2004.

At December 31, 1999, Abbott had $2,505,000 of unused domestic lines of credit, which support domestic commercial paper borrowing arrangements. Related compensating balances, which are subject to withdrawal by Abbott at its option, and commitment fees are not material. Abbott's weighted average interest rate on short-term borrowings was 5.7%, 5.5%, and 6.0% at December 31, 1999, 1998, and 1997, respectively.

Abbott may issue up to $521,000 of securities in the future under a registration statement filed with the Securities and Exchange Commission in 1999. Of the $521,000 total, Abbott may issue up to $271,000 either in the form of debt securities or common shares without par value. The remaining $250,000 may only be issued in the form of debt securities.

Note 9 -- Equity Method Investments
(dollars in millions)

Abbott's 50 percent owned joint venture, TAP Holdings Inc. (TAP), is accounted for under the equity method of accounting. Abbott's share of TAP's income was $390, $266, and $189 in 1999, 1998, and 1997, respectively. The investment in TAP was $521, $368, and $311 at December 31, 1999, 1998, and 1997, respectively. Dividends received from TAP were $237, $209, and $63 in 1999, 1998, and 1997, respectively. Summarized financial information for TAP is as follows:


Year Ended December 31              1999       1998       1997
                                --------   --------   --------
Net Sales....................   $2,927.5   $2,062.7   $1,565.8
Cost of products sold........      686.4      426.5      321.1
Income before income taxes...    1,240.4      836.3      612.4
Net income...................      780.3      532.7      379.0


December 31                         1999       1998       1997
                                --------   --------   --------
Current assets...............   $1,595.4   $1,088.8    $ 727.5
Total assets.................    1,850.2    1,251.1      847.9
Current liabilities..........      759.1      514.2      223.2

Undistributed earnings of investments accounted for under the equity method amounted to $498 as of December 31, 1999.

Note 10 -- Quarterly Results (Unaudited)
(dollars in millions except per share data)


                                                 1999        1998         1997
                                             --------    --------     --------
First Quarter
--------------
Net Sales................................    $3,313.3    $3,050.7     $3,000.8
Gross Profit.............................     1,860.3     1,768.4      1,672.3
Net Earnings.............................       668.7       588.0        531.7
Basic Earnings Per Common Share..........         .44         .38          .34
Diluted Earnings Per Common Share........         .43         .38          .33

Second Quarter
--------------
Net Sales................................    $3,259.2    $3,075.1     $2,901.6
Gross Profit.............................     1,844.0     1,774.1      1,683.1
Net Earnings.............................       645.0       585.9        517.5
Basic Earnings Per Common Share..........         .42         .38          .33
Diluted Earnings Per Common Share........         .41         .38          .33

Third Quarter
--------------
Net Sales................................    $3,137.2    $3,044.9     $2,866.4
Gross Profit.............................     1,547.0     1,666.6      1,622.7
Net Earnings.............................       468.1       532.5        467.1
Basic Earnings Per Common Share..........         .30         .35          .30
Diluted Earnings Per Common Share........         .30         .34          .30

Fourth Quarter
--------------
Net Sales................................    $3,467.9    $3,342.0     $3,120.5
Gross Profit.............................     1,949.1     1,897.0      1,858.9
Net Earnings.............................       664.0       628.0        562.8
Basic Earnings Per Common Share..........         .43         .41          .37
Diluted Earnings Per Common Share........         .43         .40          .36

Note 11 -- Stock Purchase Rights

Common shares outstanding are subject to stock purchase rights. The rights, which are exercisable only under certain conditions, entitle the holder to purchase common shares at prices specified in the Rights Agreement. The rights were not exercisable at December 31, 1999.

Note 12 -- Business Combinations and Divestiture

On November 19, 1999, Abbott completed a merger transaction with Perclose, Inc., which was accounted for as a pooling-of-interests transaction. Abbott issued approximately 15.1 million common shares to Perclose shareholders and Perclose's outstanding stock options were converted into options to purchase approximately 2.9 million Abbott common shares. Merger-related charges of approximately $16.2 million are included in selling, general and administrative expenses. Abbott's consolidated financial statements for prior periods have been restated to include Perclose and are not significantly different than previously reported amounts.

In 1999, Abbott acquired certain assets of Glaxo Wellcome Inc.'s U.S. anesthesia business for approximately $217 million in cash. A substantial portion of the purchase price was allocated to intangible assets, which will be amortized on a straight-line basis over 15 years. In 1998, Abbott acquired the common stock of International Murex Technologies Corporation, a manufacturer of medical diagnostic products, for approximately $234 million in cash. A substantial portion of the purchase price was allocated to goodwill, which will be amortized on a straight-line basis over 20 years. In 1997, Abbott acquired certain parenteral products businesses of Sanofi Pharmaceuticals, Inc., for approximately $200 million in cash. A substantial portion of the purchase price was allocated to goodwill, which will be amortized on a straight-line basis over 15 years. Had these acquisitions taken place on January 1 of the previous years, consolidated sales and income would not have been significantly different from reported amounts.

On January 20, 2000, Abbott sold its agricultural products business to Sumitomo Chemical Co., Ltd. Under the transaction, Sumitomo acquired research and development, sales, marketing, and support operations for Abbott's entire line of naturally occurring biopesticides, plant growth regulators and other products for agriculture, public health and forestry. Bulk active ingredient manufacturing rights were retained by Abbott.

Note 13 -- Segment and Geographic Area Information
(dollars in millions)

REVENUE SEGMENTS -- Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products and services. Abbott's products are generally sold directly to retailers, wholesalers, hospitals, health care facilities, laboratories, physicians' offices and government agencies throughout the world. Segments are identified as those revenue divisions that report directly to the chief operating officer of Abbott. Abbott's reportable segments are as follows:

PHARMACEUTICAL PRODUCTS -- U.S. sales of a broad line of pharmaceuticals.

DIAGNOSTIC PRODUCTS -- Worldwide sales of diagnostic systems for blood banks, hospitals, consumers, commercial laboratories and alternate-care testing sites.

HOSPITAL PRODUCTS -- U.S. sales of intravenous and irrigation fluids and related administration equipment, drugs and drug-delivery systems, anesthetics, critical care products, and other medical specialty products for hospitals and alternate-care sites.

ROSS PRODUCTS -- U.S. sales of a broad line of adult and pediatric nutritional products, pediatric pharmaceuticals and consumer products.

INTERNATIONAL -- Non-U.S. sales of all of Abbott's pharmaceutical, hospital and nutritional products. Products sold by International are manufactured by domestic segments and by international manufacturing locations.

Abbott's underlying accounting records are maintained on a legal entity basis for government and public reporting requirements. Segment disclosures are on a performance basis consistent with internal management reporting. Intersegment transfers of inventory are recorded at standard cost and are not a measure of segment operating earnings. The cost of some corporate functions and the cost of certain employee benefits are sold to segments at predetermined rates which approximate cost. Remaining costs, if any, are not allocated to revenue segments. The following segment information has been prepared in accordance with the internal accounting policies of Abbott, as described above, and may not be presented in accordance with generally accepted accounting principles.


                               Net Sales to                   Operating
                            External Customers                 Earnings
                       ---------------------------   ---------------------------
                          1999      1998      1997      1999      1998      1997
                       -------   -------   -------   -------   -------   -------
Pharmaceutical .....   $ 2,444   $ 2,601   $ 2,475   $ 1,214   $ 1,402   $ 1,242
Diagnostics (a)(b) .     3,039     2,790     2,613       529       448       433
Hospital (c) .......     2,203     1,925     1,695       495       369       261
Ross ...............     1,928     1,820     1,850       628       540       528
International (a) ..     3,204     3,001     2,912       671       605       637
                       -------   -------   -------   -------   -------   -------
Total Reportable
Segments ...........    12,818    12,137    11,545   $ 3,537   $ 3,364   $ 3,101
                                                     =======   =======   =======
Other ..............       360       376       344
                       -------   -------   -------
Net Sales ..........   $13,178   $12,513   $11,889
                       =======   =======   =======


                                Depreciation                Additions to
                              and Amortization            Long-Term Assets                 Total Assets
                       ---------------------------   ---------------------------   ---------------------------
                          1999      1998      1997      1999      1998      1997      1999      1998      1997
                       -------   -------   -------   -------   -------   -------   -------   -------   -------
Pharmaceutical .....   $    46   $    40   $    37   $   177   $    54   $    53   $ 1,528   $ 1,315   $ 1,362
Diagnostics (a)(b) .       253       245       234       313       541       391     3,512     3,480     3,006
Hospital (c) .......       134       120       110       374       161       296     1,926     1,579     1,530
Ross ...............        71        72        68        50        65        85       878       919       935
International (a) ..       107        98        97       180       309       150     2,631     2,504     2,140
                       -------   -------   -------   -------   -------   -------   -------   -------   -------
Total Reportable
Segments ...........   $   611   $   575   $   546   $ 1,094   $ 1,130   $   975   $10,475   $ 9,797   $ 8,973
                       =======   =======   =======   =======   =======   =======   =======   =======   =======
Other ..............

Net Sales ..........


                                         1999        1998        1997
                                     --------    --------    --------
Total Segment Operating Earnings .    $ 3,537     $ 3,364     $ 3,101
Corporate functions ..............        118         114         102
Benefit plans costs ..............        109          94         113
Non-reportable segments ..........        (64)        (86)        (60)
Net interest expense .............         82         103          86
Income from TAP Holdings Inc. ....       (390)       (266)       (189)
Net foreign exchange (gain) loss .         26          31          (9)
Other expenses, net (d) ..........        259         132         123
                                     --------    --------    --------
Consolidated Earnings Before Taxes    $ 3,397     $ 3,242     $ 2,935
                                     ========    ========    ========

Total Segment Assets .............    $10,475     $ 9,797     $ 8,973
Cash and investments .............      1,678       1,379       1,057
Investment in TAP Holdings Inc. ..        521         368         311
Prepaid income taxes .............        919         847         801
Non-reportable segments ..........        417         421         472
All other, net ...................        461         448         488
                                     --------    --------    --------
Total Assets .....................    $14,471     $13,260     $12,102
                                     ========    ========    ========


                                      Net Sales to
                                  External Customers (e)          Long-Term Assets
                                -------------------------     ------------------------
                                  1999      1998     1997       1999     1998     1997
                                ------    ------   ------     ------   ------   ------
United States.............     $ 8,291   $ 7,954  $ 7,478     $6,820   $6,431   $5,949
Japan.....................         664       528      586        164      133      121
Germany...................         452       446      438        164      186      167
Canada....................         374       345      329         49       64       44
Italy.....................         335       328      305         97      106       91
The Netherlands...........         309       292      245         62       51       38
All Other Countries.......       2,753     2,620    2,508        695      699      616
                                ------    ------   ------     ------   ------   ------
Consolidated..............     $13,178   $12,513  $11,889     $8,051   $7,670   $7,026
                                ======    ======   ======     ======   ======   ======

(a) Net sales and operating earnings were unfavorably affected by the relatively stronger U.S. dollar in each year presented.
(b) In 1998, Abbott acquired the common stock of International Murex Technologies Corporation.
(c) In 1999, Abbott acquired certain assets of Glaxo Wellcome Inc.'s U.S. anesthesia business.
(d) 1999 includes charges of $168 relating to the FDA consent decree, as described in Note 15.
(e) Sales by country are based on the country that sold the product or service.

The classes of products that contributed at least 10 percent to consolidated net sales in at least one of the last three years were:


                                 1999      1998       1997
                               ------    ------     ------
Anti-Infectives............    $1,431    $1,415     $1,510
Adult Nutritionals.........     1,357     1,257      1,240

Note 14 -- Litigation and Environmental Matters

Abbott is involved in various claims and legal proceedings including numerous antitrust suits and investigations in connection with the pricing of prescription pharmaceuticals. These suits and investigations allege that various pharmaceutical manufacturers have conspired to fix prices for prescription pharmaceuticals and/or to discriminate in pricing to retail pharmacies by providing discounts to mail-order pharmacies, institutional pharmacies and HMOs in violation of state and federal antitrust laws. The suits have been brought on behalf of individuals and retail pharmacies and name both Abbott and certain other pharmaceutical manufacturers and pharmaceutical wholesalers and at least one mail-order pharmacy company as defendants. The cases seek treble damages, civil penalties, and injunctive and other relief. During 1998, settlements were reached in the federal class action lawsuit, whereby Abbott paid $57 million, and 13 other separate actions. Abbott has filed or intends to file a response to each of the remaining complaints denying all substantive allegations.

In addition, there are several lawsuits and two investigations pending in connection with the sales of HYTRIN. These suits and investigations allege that Abbott violated state or federal antitrust laws and, in some cases, unfair competition laws by signing separate agreements with Geneva Pharmaceuticals, Inc. and Zenith Laboratories, Inc. Those agreements related to pending patent infringement lawsuits between

Abbott and the two companies. Some of the suits also allege that Abbott violated various state or federal laws by filing frivolous patent infringement lawsuits to protect HYTRIN from generic competition. The cases seek treble damages, civil penalties and other relief. Abbott has filed or intends to file a response to each of the complaints denying all substantive allegations.

Abbott has also been identified as a potentially responsible party for investigation and cleanup costs at a number of locations in the United States and Puerto Rico under federal and state remediation laws and is investigating potential contamination at a number of Company-owned locations.

Abbott expects that within the next year, legal proceedings will occur that may result in a change in the estimated reserves recorded by Abbott. While it is not feasible to predict the outcome of such pending claims, proceedings, investigations and remediation activities with certainty, management is of the opinion that their ultimate disposition should not have a material adverse effect on Abbott's financial position, cash flows, or results of operations.

Note 15 -- U.S. Food and Drug Administration Consent Decree

In November 1999, Abbott reached agreement with the U.S. Food and Drug Administration to have a consent decree entered to settle issues involving Abbott's diagnostics manufacturing operations in Lake County, Ill. The decree requires Abbott to ensure its diagnostics manufacturing processes in Lake County, Ill., conform with the FDA's current Quality System Regulation. The decree allows for the continued manufacture and distribution of medically necessary diagnostic products made in Lake County, Ill. However, Abbott is prohibited from manufacturing or distributing certain diagnostic products until Abbott ensures the processes in its Lake County, Ill., diagnostics manufacturing operations conform with the current Quality System Regulation. Under the terms of the consent decree, among other actions, Abbott has submitted to the FDA a proposed master compliance and validation plan to ensure its processes conform with the current Quality System Regulation. The decree requires Abbott to ensure its facilities are in conformance with the current Quality System Regulation within one year. The consent decree allows Abbott to export diagnostic products and components for sale and distribution outside the United States if they meet the export requirements of the Federal Food, Drug and Cosmetic Act. As a result of the consent decree, Abbott recorded a one-time charge of $168 million, including a $100 million payment to the U.S. Government, and charges of $44 million for contractual obligations and inventory exposures and $24 million for long-term asset impairments. At December 31, 1999, a reserve of approximately $39 million remained, primarily for contractual obligations.

                      Abbott Laboratories and Subsidiaries
               Reports of Auditors, Audit Committee and Management

Report of Independent Public Accountants
To the Shareholders of Abbott Laboratories:

We have audited the accompanying consolidated balance sheet of Abbott Laboratories (an Illinois corporation) and Subsidiaries as of December 31, 1999, 1998, and 1997, and the related consolidated statements of earnings and comprehensive income, shareholders' investment, and cash flows for the years then ended. These financial statements are the responsibility of Abbott's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abbott Laboratories and Subsidiaries as of December 31, 1999, 1998, and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Chicago, Illinois                 Arthur Andersen LLP
January 17, 2000

  (except with respect to the matter
  discussed in the third paragraph of Note
  12, as to which the date is January 20, 2000)


Audit Committee Chairman's Report

The Audit Committee of the Board of Directors is composed of six non-employee directors. The Audit Committee oversees Abbott's financial reporting process on behalf of the Board of Directors. The Committee held two meetings during 1999. In fulfilling its responsibility, the Committee recommended to the Board of Directors, subject to shareholder approval, the selection of Abbott's independent public accountants. The Audit Committee discussed with the internal auditors and the independent public accountants the overall scope and specific plans for their respective audits. The Committee also discussed Abbott's consolidated financial statements and the adequacy of Abbott's internal controls. During the Audit Committee meetings, the Committee met with the internal auditors and independent public accountants, without management present, to discuss the results of their audits, their evaluations of Abbott's internal controls, and the overall quality of Abbott's financial reporting. The meetings also were designed to facilitate any private communication with the Committee desired by the internal auditors or independent public accountants.

W. Ann Reynolds, Ph.D.
CHAIRMAN, AUDIT COMMITTEE


Management Report on Financial Statements

Management has prepared, and is responsible for, Abbott's consolidated financial statements and related notes. They have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management. All financial information in this annual report is consistent with the consolidated financial statements.

Abbott maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of consolidated financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. Abbott also maintains an internal auditing function that evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

Abbott's consolidated financial statements have been audited by independent public accountants who have expressed their opinion with respect to the fairness of these statements.

Miles D. White
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Gary P. Coughlan
SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER

Gary L. Flynn
VICE PRESIDENT AND CONTROLLER

                      Abbott Laboratories and Subsidiaries
                    Financial Instruments and Risk Management

                                   (Unaudited)

Interest Rate Sensitive Financial Instruments

Abbott does not currently use derivative financial instruments, such as interest rate swaps, to manage its exposure to changes in interest rates for its debt instruments and investment securities. As of December 31, 1999, and 1998, Abbott had $0.9 billion and $1.7 billion, respectively, of domestic commercial paper outstanding with an average interest rate of 5.8% and 5.4%, respectively, and with an average remaining life of 13 days and 9 days, respectively. The fair market value of long-term debt at December 31, 1999, and 1998 amounted to $1.3 billion and $1.4 billion, respectively, and consisted primarily of fixed rate (average of 6.1%) debt with maturities through 2023. As of December 31, 1999, and 1998, the fair market value of current and long-term investment securities maturing through 2023 amounted to $734 million and $874 million, respectively. Approximately 15 percent and 19 percent of these investments as of December 31, 1999, and 1998, respectively, have fixed interest rates (average of 7.1%), while the remaining investments have variable rates. A hypothetical 100-basis point change in the interest rates would not have a material effect on cash flows, income or market values. (A 100-basis point change is a reasonably possible near-term change in rates.)

Market Price Sensitive Financial Instruments

Abbott maintains a portfolio of available-for-sale equity securities from strategic technology acquisitions. The market value of these investments was approximately $282 million and $98 million, respectively, as of December 31, 1999, and 1998. A hypothetical 20 percent decrease in the share prices of these investments would decrease the fair value by approximately $56 million. (A 20 percent decrease is a reasonably possible near-term change in share prices.)

Foreign Currency Sensitive Financial Instruments --
Purchased U.S. Dollar Call Options

Abbott's foreign subsidiaries purchase U.S. dollar call options as a hedge of anticipated intercompany purchases by these foreign subsidiaries whose functional currency, primarily European currencies and Japanese yen, is not the U.S. dollar. At December 31, 1999, and 1998, Abbott held $85 million and $406 million, respectively, of these contracts. Unamortized premiums for these contracts amounted to $3.5 million as of December 31, 1999, which represents the maximum potential loss exposure.

Foreign Currency Forward Exchange Contracts

Abbott enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated intercompany loans and trade payables and third-party trade payables and receivables. The contracts are marked-to-market and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being hedged. At December 31, 1999, and 1998, Abbott held $1.4 billion and $1.6 billion, respectively, of such contracts which all mature in the next calendar year. The following table reflects the contracts outstanding at December 31, 1999, and 1998:


                                                   1999                             1998
                           ----------------------------    -----------------------------
                                      Average  Fair and                Average  Fair and
                           Contract  Exchange  Carrying    Contract   Exchange  Carrying
(dollars in millions)        Amount      Rate     Value      Amount       Rate     Value
                           --------  --------  --------    --------   --------  --------
Receive U.S. Dollars
in exchange for the
following currencies:
German
Deutsche Mark...........     $   62     1.82    $ 2.8     $  299     1.67       $1.9
Spanish Peseta..........         77    139.6     13.8        172    140.6        4.3
Japanese Yen............        242    103.2     (4.8)       137    120.0        3.2
Euro....................        293     1.03      1.6         --       --        --
Dutch Guilder...........        180     2.02      7.6        133     1.88        2.1
British Pound...........        219      0.6      2.1        160      0.6        0.3
Canadian Dollar.........         56     1.47      0.1         38     1.54       (0.3)
Australian Dollar.......         39     1.56      0.3         36     1.60        0.0
Taiwan Dollar...........         26     32.0     (0.3)        30     34.0       (0.6)
All other currencies....        154      N/A     (9.6)       334      N/A       (0.9)
                             ------            ------     ------              ------
                              1,348              13.6      1,339                10.0
                             ------            ------     ------              ------
Receive Dutch Guilders
in exchange for the
following currencies:
British Pound...........         71     0.46     (0.7)        92     0.32       (1.4)
Taiwan Dollar...........          8     15.2     (0.4)         8     17.6       (0.3)
All other currencies....          4      N/A      0.0        124      N/A       (0.2)
                             ------            ------     ------              ------
                                 83              (1.1)       224                (1.9)
                             ------            ------     ------              ------

All other...............          8      N/A     (0.6)         8      N/A       (0.6)
                             ------            ------     ------              ------

Total...................     $1,439             $11.9     $1,571                $7.5
                             ======            ======     ======              ======

                      Abbott Laboratories and Subsidiaries
                                Financial Review

Results of Operations
Sales
The following table details the components of sales growth by segment for the last three years:


                     Total %      Components of Change %
Total Net Sales      Change     Price    Volume   Exchange
                     ------    ------    ------   --------
1999 vs. 1998           5.3      (0.1)      6.1       (0.7)
1998 vs. 1997           5.2       0.6       7.4       (2.8)
1997 vs. 1996           7.9       0.5      10.4       (3.0)

Total U.S.
1999 vs. 1998           4.8      (0.5)      5.3         --
1998 vs. 1997           6.4       1.0       5.4         --
1997 vs. 1996          10.0       0.8       9.2         --

Total International
1999 vs. 1998           6.1       0.6       7.4       (1.9)
1998 vs. 1997           3.4      (0.1)     10.7       (7.2)
1997 vs. 1996           4.8        --      12.2       (7.4)

Pharmaceutical Products Segment
1999 vs. 1998          (6.0)       --      (6.0)        --
1998 vs. 1997           5.1       3.8       1.3         --
1997 vs. 1996          20.3       3.4      16.9         --

Diagnostic Products Segment
1999 vs. 1998           8.9      (1.2)     10.7       (0.6)
1998 vs. 1997           6.8      (2.1)     12.9       (4.0)
1997 vs. 1996           1.6      (0.6)      7.7       (5.5)

Hospital Products Segment
1999 vs. 1998          14.4      (1.8)     16.2         --
1998 vs. 1997          13.6      (1.5)     15.1         --
1997 vs. 1996          14.5      (1.8)     16.3         --

Ross Products Segment
1999 vs. 1998           6.0       0.9       5.1         --
1998 vs. 1997          (1.6)      0.9      (2.5)        --
1997 vs. 1996          (2.5)     (0.4)     (2.1)        --

International Segment
1999 vs. 1998           6.8       1.8       7.4       (2.4)
1998 vs. 1997           3.1       1.4       9.5       (7.8)
1997 vs. 1996           6.4       0.4      12.8       (6.8)

Sales of new products in 1999 are estimated to be $888 million, led by the International, Hospital and Diagnostic segments. Increases, as disclosed in
Note 13, in adult nutritionals in all three years and in anti-infectives in 1999 and 1997 were primarily due to unit increases. The decrease in anti-infectives for 1998 was due primarily to unit decreases.

Operating Earnings

Gross profit margins (sales less cost of products sold, including freight and distribution expenses) were 54.6 percent of net sales in 1999, 56.8 percent in 1998, and 57.5 percent in 1997. Excluding the charges described in Note 15 relating to the FDA consent decree, the gross profit margin for 1999 would have been 55.8 percent. Gross profit margins in 1999 and 1998 were affected by unfavorable product mix, primarily lower sales of pharmaceuticals, and the negative effect of the relatively stronger U.S. dollar. The increase in the gross profit margin in 1997 was due primarily to favorable product mix, primarily higher sales of pharmaceuticals, partially offset by the negative effect of the relatively stronger U.S. dollar. Gross profit margins in all years were affected by productivity improvements, partially offset by higher project expenses for new products, higher manufacturing capacity costs for anticipated unit growth, and the effects of inflation and competitive pricing pressures in some product lines. In the U.S., states receive price rebates from manufacturers of infant formula under the federally subsidized Special Supplemental Food Program for Women, Infants, and Children (WIC). There are also rebate programs for pharmaceutical products. These rebate programs continue to have a negative effect on the gross profit margins of the Ross and Pharmaceutical products segments.

In late 1998, the U.S. Food and Drug Administration (FDA) suspended its approval of the release of production lots of Abbott's pharmaceutical product ABBOKINASE due to Current Good Manufacturing Practice concerns raised by the FDA following inspections of Abbott and its raw material supplier. On December 10, 1999, Abbott met with the FDA to review Abbott's plan for the qualification of new raw materials and reinitiation of manufacturing. In the future, Abbott will sell only ABBOKINASE that is manufactured with new raw materials that meet the FDA's criteria. Abbott cannot predict, however, whether it will be successful in qualifying new raw material sources or the effect of this matter on future sales of ABBOKINASE. It is anticipated, however, that sales of ABBOKINASE will resume after 2000. Sales of ABBOKINASE were approximately $47 million and $277 million in 1999 and 1998, respectively.

In August 1999, Geneva Pharmaceuticals, Inc. began shipments of generic HYTRIN in the United States, which has adversely impacted Abbott's HYTRIN sales. Sales of HYTRIN in the United States amounted to $466 million, $542 million and $518 million in 1999, 1998, and 1997, respectively.

As a result of the consent decree entered into with the U.S. Food and Drug Administration in 1999, as discussed in Note 15, Abbott is prohibited from manufacturing or distributing certain diagnostic products until Abbott ensures the processes in its Lake County, Ill., diagnostics manufacturing operations conform with the current Quality System Regulation. The consent decree resulted in a one-time charge of $168 million. In addition, Abbott believes that 2000 sales may be negatively impacted up to $250 million and earnings per share may be negatively impacted up to 10 cents per share.

Research and development expense was $1.2 billion in 1999 and represented 9.1 percent of net sales in 1999, compared to 9.8 percent of net sales in 1998, and 11.0 percent of net sales in 1997. The decrease in research and development expenses in 1999 was concentrated primarily in the Diagnostic and Ross segments. Research and development expenditures continue to be concentrated on pharmaceutical and diagnostic products.

Selling, general and administrative expenses increased 3.5 percent in 1999, net of the favorable effect of the relatively stronger U.S. dollar of 1.2 percent, compared to increases of 2.4 percent in 1998, and 9.4 percent in 1997. The net increases, exclusive of exchange impact, reflect inflation and additional selling and marketing support primarily in the Diagnostic, International and Hospital segments. In addition, 1999 and 1998 reflect litigation charges and 1999 includes merger costs of approximately $16.2 million.

Interest (Income) Expense, Net

Net interest expense decreased in 1999 due primarily to lower borrowings as a result of the termination of the common share purchase program. Net interest expense increased in 1998 and 1997 due primarily to a higher level of borrowings as a result of business acquisitions.

Taxes on Earnings

The effective income tax rates were 28.0 percent in 1999 and 1998 and 29.1 percent in 1997. The tax rates for 1999 and 1998 were reduced primarily due to the extension of the research and development tax credit. In addition, all three years' tax rates were unfavorably impacted by the reduction in tax incentive grants for Puerto Rico operations.

Financial Condition

Cash Flow

Abbott expects positive cash flow from operating activities to continue to approximate or exceed Abbott's capital expenditures and cash dividends.

Debt and Capital

Abbott has maintained its favorable bond ratings (AAA by Standard & Poor's Corporation and Aa1 by Moody's Investors Service) and continues to have readily available financial resources, including unused domestic lines of credit of $2.5 billion at December 31, 1999. These lines of credit support domestic commercial paper borrowing arrangements.

Abbott may issue up to $521 million of securities in the future under a registration statement filed with the Securities and Exchange Commission in 1999. Of the $521 million, Abbott may issue up to $271 million either in the form of debt securities or common shares without par value. The remaining $250 million may only be issued in the form of debt securities.

In 1998 and 1997, Abbott purchased 55,487,000 of its common shares at a cost of $1.9 billion. In December 1998, Abbott terminated purchases of its common shares and currently has no plans to resume purchases.

Working Capital

At December 31, 1999, 1998, and 1997 working capital was $1.9 billion, $624 million and $38 million, respectively.

Capital Expenditures

Capital expenditures of $987 million in 1999, $994 million in 1998, and $1.0 billion in 1997 were principally for upgrading and expanding manufacturing, research and development, and administrative support facilities in all segments and for laboratory instruments and hospital equipment placed with customers. This level of capital expenditures is expected to continue, with an increased proportion dedicated to the Hospital, International and Diagnostic segments.

Legislative Issues

Abbott's primary markets are highly competitive and subject to substantial government regulation. Abbott expects debate to continue at both the federal and state levels over the availability, method of delivery, and payment for health care products and services. If legislation is enacted, it could have the effect of reducing prices, or reducing the rate of price increases for medical products and services. International operations are also subject to a significant degree of government regulation. It is not possible to predict the extent to which Abbott or the health care industry in general might be adversely affected by these factors in the future. A more complete discussion of these factors is contained in Item 1, Business, in the Annual Report on Form 10-K, which is available upon request.

Business Combinations and Divestiture

On November 19, 1999, Abbott completed a merger transaction with Perclose, Inc., which was accounted for as a pooling-of-interests transaction. Abbott issued approximately 15.1 million common shares to Perclose shareholders, and Perclose's outstanding stock options were converted into options to purchase approximately 2.9 million Abbott common shares. Merger-related charges of approximately $16.2 million are included in selling, general and administrative expenses. Abbott's consolidated financial statements for prior periods have been restated to include Perclose and are not significantly different than previously reported amounts.

In 1999, Abbott acquired certain assets of Glaxo Wellcome Inc.'s U.S. anesthesia business for approximately $217 million in cash. A substantial portion of the purchase price was allocated to intangible assets, which will be amortized on a straight-line basis over 15 years. In 1998, Abbott acquired the common stock of International Murex Technologies Corporation, a manufacturer of medical diagnostic products, for approximately $234 million in cash. A substantial portion of the purchase price was allocated to goodwill, which will be amortized on a straight-line basis over 20 years. In 1997, Abbott acquired certain parenteral products businesses of Sanofi Pharmaceuticals, Inc., for approximately $200 million in cash. A substantial portion of the purchase price was allocated to goodwill, which will be amortized on a straight-line basis over 15 years. Had these acquisitions taken place on January 1 of the previous years, consolidated sales and income would not have been significantly different from reported amounts.

On January 20, 2000, Abbott sold its agricultural products business to Sumitomo Chemical Co., Ltd. Under the transaction, Sumitomo acquired research and development, sales, marketing, and support operations for Abbott's entire line of naturally occurring biopesticides, plant growth regulators and other products for agriculture, public health and forestry. Bulk active ingredient manufacturing rights were retained by Abbott. In 1999, Abbott recorded approximately $102 million in sales from this business.

Recently Issued Accounting Standard

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires the recognition of the fair value of derivatives as either assets or liabilities. The statement is effective for fiscal years beginning after June 15, 2000. Adoption of the provisions of this statement will not have a material effect on the financial statements of Abbott.

Year 2000

The Year 2000 ("Y2K") issue results from the inability of some computer programs to identify the year 2000 properly, potentially leading to errors or system failure. Abbott did not incur any significant problems relating to the Y2K issue. In addition, the Y2K issue did not cause a significant acceleration of sales into 1999, and Abbott does not expect to incur significant expenses to remediate small Y2K operating issues.

Euro Conversion

On January 1, 1999, the European Economic and Monetary Union took effect and introduced the euro as the official single currency of the 11 participating member countries. On that date, the currency exchange rates of the participating countries were fixed against the euro. There will be a three-year transition to the euro, and at the end of 2001, the legacy currencies will be eliminated. In 1997, Abbott organized an internal cross-functional task force to address the euro issues and expects to be ready for the full conversion to the euro. Costs required to prepare for the euro are not material to Abbott's financial position, results of operations or cash flows. The impact, if any, of the euro on Abbott's competitive position is unknown.

Private Securities Litigation Reform Act of 1995 -- A Caution Concerning Forward-Looking Statements

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Abbott cautions investors that any forward-looking statements or projections made by Abbott, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Exhibit 99.1 to the Annual Report on Form 10-K.

                      Abbott Laboratories and Subsidiaries
                       Summary of Selected Financial Data

                   (dollars in millions except per share data)


Year Ended December 31                                        1999              1998             1997              1996
                                                         ---------         ---------        ---------         ---------
Summary of Operations:
Net Sales.................................              $ 13,177.6          12,512.7         11,889.3          11,018.0
Cost of products sold.....................              $  5,977.2           5,406.6          5,052.3           4,736.8
Research and development..................              $  1,194.0           1,228.8          1,307.4           1,209.3
Selling, general and administrative.......              $  2,857.1           2,759.8          2,695.8           2,464.8
Operating earnings........................              $  3,149.4           3,117.6          2,833.9           2,607.2
Interest expense..........................              $    144.7             160.0            134.6              95.6
Interest income...........................              $    (62.9)            (57.4)           (49.1)            (46.4)
Other (income) expense, net...............              $   (329.3)           (226.8)          (186.3)           (103.4)
Earnings before taxes.....................              $  3,396.9           3,241.9          2,934.6           2,661.4
Taxes on earnings.........................              $    951.1             907.5            855.5             787.5
Net earnings..............................              $  2,445.8           2,334.4          2,079.1           1,873.8
Basic earnings per common share...........              $     1.59              1.52             1.34              1.19
Diluted earnings per common share.........              $     1.57              1.50             1.32              1.18

Financial Position:
Working capital...........................              $  1,903.0             623.9             38.4             167.7
Long-term investment securities...........              $    954.8             967.8            764.3             752.9
Net property and equipment................              $  4,770.1           4,742.9          4,572.0           4,462.9
Total assets..............................              $ 14,471.0          13,259.9         12,101.8          11,161.1
Long-term debt............................              $  1,336.8           1,339.7            938.0             933.1
Shareholders' investment..................              $  7,427.6           5,753.6          5,036.3           4,852.4
Return on shareholders' investment........              %     37.1              43.3             42.0              40.3
Book value per share......................              $     4.80              3.76             3.26              3.11

Other Statistics:
Gross profit margin.......................              %     54.6              56.8             57.5              57.0
Research and development to net sales.....              %      9.1               9.8             11.0              11.0
Net cash from operating activities........              $  2,937.5           2,780.2          2,660.1           2,373.9
Capital expenditures......................              $    987.1             993.6          1,009.1             950.3
Cash dividends declared per common share..              $      .68               .60              .54               .48
Common shares outstanding (in thousands)..               1,547,020         1,530,672        1,542,585         1,561,751
Number of common shareholders.............                 106,766           109,864          104,881           101,113
Number of employees.......................                  57,100            56,510           54,685            52,949
Sales per employee (in dollars)...........              $  230,782           221,425          217,414           208,087
Market price per share - high.............              $  53 5/16           50 1/16           34 5/8          28 11/16
Market price per share - low..............              $       33            32 1/2           24 7/8           19 1/16
Market price per share - close............              $  36 5/16                49           32 3/4            25 3/8

                      Abbott Laboratories and Subsidiaries
                       Summary of Selected Financial Data

                   (dollars in millions except per share data)


Year Ended December 31                                        1995              1994             1993              1992
                                                         ---------         ---------        ---------         ---------
Summary of Operations:
Net Sales.................................              $ 10,013.7           9,156.2          8,407.8           7,851.9
Cost of products sold.....................              $  4,330.2           3,995.9          3,684.8           3,505.3
Research and development..................              $  1,076.1             966.6            882.6             773.9
Selling, general and administrative.......              $  2,233.9           2,056.7          1,989.1           1,834.2
Operating earnings........................              $  2,373.4           2,137.0          1,921.3           1,523.5
Interest expense..........................              $     69.7              49.7             54.3              53.0
Interest income...........................              $    (52.3)            (37.1)           (37.8)            (42.3)
Other (income) expense, net...............              $    (30.2)            (35.3)           (35.7)             48.5
Earnings before taxes.....................              $  2,386.2           2,159.7          1,940.5           1,736.3
Taxes on earnings.........................              $    706.6             650.0            544.1             499.7
Net earnings..............................              $  1,679.6           1,509.7          1,396.4           1,236.6
Basic earnings per common share...........              $     1.05               .93              .84               .73
Diluted earnings per common share.........              $     1.04               .92              .84               .73

Financial Position:
Working capital...........................              $    475.9             407.3            495.6             450.5
Long-term investment securities...........              $    439.2             330.7            221.8             270.6
Net property and equipment................              $  4,250.5           3,923.7          3,511.8           3,099.4
Total assets..............................              $  9,455.2           8,534.6          7,695.0           6,942.8
Long-term debt............................              $    435.7             287.1            306.8             110.0
Shareholders' investment..................              $  4,437.1           4,058.4          3,680.6           3,349.1
Return on shareholders' investment........              %     39.5              39.0             39.7              37.7
Book value per share......................              $     2.80              2.52             2.24              2.00

Other Statistics:
Gross profit margin.......................              %     56.8              56.4             56.2              55.4
Research and development to net sales.....              %     10.7              10.6             10.5               9.9
Net cash from operating activities........              $  1,956.5           2,205.2          1,844.2           1,386.3
Capital expenditures......................              $    947.5             930.5            952.7           1,007.5
Cash dividends declared per common share..              $      .42               .38              .34               .30
Common shares outstanding (in thousands)..               1,587,404         1,614,898        1,642,260         1,672,104
Number of common shareholders.............                  89,867            86,349           82,947            75,703
Number of employees.......................                  50,330            49,534           49,709            48,161
Sales per employee (in dollars)...........              $  198,991           184,843          169,141           163,035
Market price per share - high.............              $   22 3/8                17          15 7/16           17 1/16
Market price per share - low..............              $  15 5/16          12 11/16          11 5/16           13 1/16
Market price per share - close............              $ 20 13/16           16 5/16         14 13/16           15 3/16

                      Abbott Laboratories and Subsidiaries
                       Summary of Selected Financial Data

                   (dollars in millions except per share data)


Year Ended December 31                                        1991              1990             1989
                                                         ---------         ---------        ---------
Summary of Operations:
Net Sales.................................              $  6,876.6           6,158.7          5,379.8
Cost of products sold.....................              $  3,140.0           2,910.1          2,556.7
Research and development..................              $    666.3             567.0            501.8
Selling, general and administrative.......              $  1,513.3           1,275.6          1,100.2
Operating earnings........................              $  1,557.0           1,406.0          1,221.1
Interest expense..........................              $     63.8              91.4             74.4
Interest income...........................              $    (45.1)            (51.6)           (73.8)
Other (income) expense, net...............              $     (5.9)             15.5             26.3
Earnings before taxes.....................              $  1,544.2           1,350.7          1,194.2
Taxes on earnings.........................              $    455.5             384.9            334.4
Net earnings..............................              $  1,088.7             965.8            859.8
Basic earnings per common share...........              $      .64               .56              .48
Diluted earnings per common share.........              $      .63               .55              .47

Financial Position:
Working capital...........................              $    661.7             460.0            719.2
Long-term investment securities...........              $    340.2             314.0            300.0
Net property and equipment................              $  2,662.1           2,375.8          2,090.2
Total assets..............................              $  6,255.3           5,563.2          4,851.6
Long-term debt............................              $    125.1             134.8            146.7
Shareholders' investment..................              $  3,203.0           2,833.6          2,726.4
Return on shareholders' investment........              %     36.1              34.7             33.1
Book value per share......................              $     1.88              1.65             1.54

Other Statistics:
Gross profit margin.......................              %     54.3              52.7             52.5
Research and development to net sales.....              %      9.7               9.2              9.3
Net cash from operating activities........              $  1,453.2           1,200.9            959.9
Capital expenditures......................              $    732.8             629.5            501.5
Cash dividends declared per common share..              $      .25               .21              .17
Common shares outstanding (in thousands)..               1,701,060         1,716,564        1,769,916
Number of common shareholders.............                  56,541            49,827           45,361
Number of employees.......................                  45,694            43,770           40,929
Sales per employee (in dollars)...........              $  150,492           140,706          131,441
Market price per share - high.............              $   17 3/8           11 9/16          8 13/16
Market price per share - low..............              $  9 13/16           7 13/16            5 3/4
Market price per share - close............              $  17 3/16            11 1/4            8 1/2
